SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

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PRUDENTIAL Long-term thinking Prudential plc Annual Report 2014 HK Stock Code: 2378

Contents Group overview 03–13 04 Chairman’s statement 1 06 Group Chief Executive’s report Strategic report 15-70 16 Our world 39 Chief Financial Officer’s 2 18 Our strategy and operating report on our 2014 financial principles performance 19 How our business works 51 Group Chief Risk Officer’s report 20 Measuring our performance on the risks facing our business 22 Our businesses and their and our capital strength performance 61 Corporate responsibility review Governance 71-91 72 Board of Directors 81 Board committee reports 3 76 Chairman’s introduction 89 Additional information 77 Board governance 90 Statutory and regulatory disclosures 80 Group governance 91 Index to principal Directors’ Report disclosures Directors’ remuneration report 93-120 94 Annual statement from the 98 Summary of Directors’ remuneration policy 4 Chairman of the Remuneration 101 Annual report on remuneration Committee 116 Supplementary information 96 Our executive remuneration at a glance Financial statements 5 121-273 European Embedded Value (EEV) basis results 6 275-309 Additional information 311-352 313 Additional unaudited financial information 7 338 Risk factors 344 Glossary 348 Shareholder information 351 How to contact us www.prudential.co.uk

Prudential plc Annual Report 2014 01
Delivering long-term value
Creating value
Customers
24m
life customers worldwide
Investors
173%
total shareholders’ return1 achieved since 2010
Employees
23,047
employees worldwide
Societies
£19.6m
total community investment spend
Measuring our performance page 20
Prudential delivered a strong, broad-based performance in 2014. Our core strategy of focusing on the three main opportunities available to us in Asia, the US and the UK – serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the fi nancial needs of an ageing British population – is unchanged. It continues to serve us well.
The execution of this strategy, driven by the operating principles set out in 2009, is central to the Group’s continued success and refl ects the dedication and quality of our people and their focus on meeting the distinct needs of our customers across the business. This has been one of the key factors enabling us to outperform in the markets in which we compete, delivering value for our customers and sustainable returns for our shareholders.
The Directors’ Report of Prudential plc for the year ended 31 December 2014 is set out on pages 1 to 14, 71 to 92 and 313 to 352 and includes the sections of the Annual Report referred to in these pages.
Key to report
In focus – fi nd out more about what we do and how we do it Read more on this topic within the report More information online
Note
1 Total shareholders’ return represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date.
Directors’ European Embedded Value
Group overview Strategic report Governance remuneration report Financial statements (EEV) basis results Additional information

02 Prudential plc Annual Report 2014

Prudential plc Annual Report 2014 03 Section 1 Group overview Group overview 04 Chairman’s statement 06 Group Chief Executive’s report 1

04 Prudential plc Annual Report 2014 Group overview Chairman’s statement Value for our customers and growing returns for our shareholders Prudential was established on the principles of integrity, security and prudence. Those principles are still central to our culture, while we also take the initiative to capture new opportunities. Paul Manduca Chairman I am pleased to introduce Prudential’s 2014 Annual Report. The Group has produced another strong performance, delivering value to our customers, benefits to the communities in which we operate and good returns for our shareholders. This performance has been driven by a consistent focus on the long term and on the needs of our customers. We build sustainable businesses and we know that the service we provide to our customers is central to this goal. As our businesses grow and we continue to develop our high-performing teams in Asia, the US, the UK, Europe, and now in Africa, we ensure that this clear focus is at the core of everything we do. We also make sure that we adhere to our founding values. We were established in London in 1848 on the principles of integrity, security and prudence. More than 166 years later, those principles are still central to our culture, while we also take the initiative to capture new opportunities. Our commitment to creating sustainable value for our customers and our principled approach enable us also to deliver strong returns for our shareholders. I am delighted to report that all four of our major business units have made significant contributions to our profitability in 2014, with Asia remaining our primary focus for growth. Our success is based on a number of key factors. First, we have a clear and disciplined strategy, focused on the long term. Following our success in achieving our previous demanding set of targets, at the end of 2013 our executive team set new objectives to reach by 2017. These are just as testing as their predecessors, and I am pleased to say that we are making solid progress towards them. Our second key advantage is the strength of our leadership. Tidjane Thiam has been an exceptional servant of the Group since 2008, first as Chief Financial Officer and then as Group Chief Executive. As announced, he will be leaving Prudential once his successor is appointed. We will be sorry to see him go but understand his desire to take on a new challenge elsewhere and we wish him every success in his new role at Credit Suisse. We are fortunate to have strength in depth in our management team and the Board has been very focused on succession planning. At the time of writing, I can say that we expect to announce a new Group Chief Executive very shortly. Our third key strength is our robust corporate governance. Good governance is critical to success in financial services. It is one of the factors that has allowed Prudential to flourish for more than a century and a half, by ensuring our purpose and values inform the behaviours and culture of our organisation, and that decisions are taken within proper, effective and transparent reporting structures. Central to good governance is an experienced and skilled Board that is able both to support the executive and provide appropriate challenge, and we have continued to meet our commitment to implement changes that strengthen our Board. In line with that commitment, we have made a number of changes. In April 2014 we announced that our Group Chief Risk Officer, Pierre-Olivier Bouée, was joining the Board. It is important that at a large, complex financial services business such as ours, the Chief Risk Officer is represented, and Pierre-Olivier brings extensive expertise and experience to the Board. At the same time, our former Chief Risk Officer, John Foley, stepped down from the Board, while continuing in his role as Group Investment Director. I would like to thank John for his contribution and I am pleased that he is continuing to fulfil the vital role of Group oversight of financial investments as a member of the Group Executive Committee. In October we also announced that Lord Turnbull, who has been a member of the Board since May 2006, as well as Chairman of the Remuneration Committee since June 2011, would be stepping down at our next Annual General Meeting. I would like to thank Lord Turnbull for his contribution over nine years, which has been of considerable value to the Group. He will be succeeded as Chairman of the Remuneration Committee by Anthony Nightingale CMG, who will also join the Nomination Committee. I am determined to ensure that our Board makes the greatest contribution that it can to Prudential’s success, providing the best possible governance, forming a clear

Prudential plc Annual Report 2014 05 36.93p full-year dividend 10% increase on 2013 £29.2bn EEV shareholders’ funds equivalent to 1,136p per share channel for discussion with shareholders and maintaining good relationships with regulators. The changes we have made in 2014 ensure it is well placed to deal with both the opportunities and the challenges we face. The fourth key factor in our success is that we benefit from a stable and high-quality shareholder base. We respect our shareholders’ views and we take the time and effort to engage with them. Being accessible and transparent towards our shareholders is essential to our success, and we are ensuring that we do everything we can to understand their needs and meet their requirements. The Board has decided to rebase the full-year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group. Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate. Alongside the benefits provided by our core activities, we also engage in corporate responsibility programmes in the markets in which we operate around the world. In partnership with charitable organisations, we provide long-term funding and deploy the expertise of the many volunteers from our workforce on projects that help to improve the lives of individuals and strengthen communities in many different ways. In 2014, we increased the scale of our corporate responsibility activities, deepening the impact we are having in this area. The projects we support range from encouraging street children in Indonesia to develop life skills and helping with disaster preparedness across South-east Asia, to teaching new skills to financially disadvantaged people in the US and providing apprenticeship opportunities in our businesses here in the UK. We are also beginning equivalent programmes in our new markets in Africa, offering much-needed scholarships in high schools and supporting students of actuarial science. I am particularly proud of the thousands of our employees who take part in these activities. Last year our colleagues contributed more than 62,000 hours of their time to help improve the lives of others. Many of these volunteers take part in the Chairman’s Challenge, our flagship volunteering programme. Last year I took the opportunity to visit our winning 2013 Chairman’s Challenge project in Hong Kong, and it was highly rewarding to see the great work our people are doing there and the tangible benefits they are creating. The 2014 Chairman’s Challenge programme was our most successful yet, with more than 6,000 employees volunteering their time across more than 25 projects. These included a work-readiness and financial literacy programme in Michigan, a life skills programme for children in Thailand, a homebuilding project in India and a series of business and enterprise lessons for primary schoolchildren in Tower Hamlets in London. Our volunteers on these many different projects are achieving great things. I will continue to work with our excellent corporate responsibility teams to increase further our impact in these areas. Finally, I would like to thank all our employees for their contribution to another strong year for Prudential. The skill, commitment and hard work of our people in all our businesses enable us to continue executing our successful strategy and delivering for our customers, our shareholders and the communities in which we operate. I am confident that with that strategy, our strong management and the commitment of our people, we will continue to provide excellent value for our customers and growing returns for our shareholders. Paul Manduca Chairman Our strategy and operating principles page 18 Group overview Chairman’s statement

06 Prudential plc Annual Report 2014 Group overview Group Chief Executive’s report Producing profitable growth over the long term The Group delivered double-digit growth across our key metrics of IFRS operating profit, new business profit and cash. Tidjane Thiam Group Chief Executive I am pleased to report that Prudential delivered a strong, broad-based performance in 2014. Our core strategy of focusing on the three main opportunities available to us in Asia, the US and the UK – serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the financial needs of an ageing British population – is unchanged. It continues to serve us well. The execution of this strategy, driven by the operating principles set out in 2009, is central to the Group’s continued success and reflects the dedication and quality of our people and their focus on meeting the distinct needs of our customers across the business. This has been one of the key factors enabling Prudential to outperform in the markets in which it competes, delivering value for our customers and sustainable returns for our shareholders. Currency volatility The last two years have seen significant fluctuations in the value of sterling against the local currencies in the US and in some of our key markets in Asia. This has been driven by ongoing speculation about the relative growth trajectories in the world’s major economies, together with often divergent views on the timing, extent and effectiveness of government and central bank intervention. While sterling strengthened significantly in the second half of 2013, driven by expectations that a stronger recovery of the UK economy would lead to an earlier shift in UK monetary policy, the latter part of 2014 has seen a partial reversal of this movement as the relative outlook improved in other areas of the global economy, particularly in the US. However, the negative impact of sterling strength in late 2013 and early 2014 on the financial performance of our overseas businesses is recognised mainly in 2014, as we use average actual exchange rates to report our results in sterling. In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of these businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected, rather than the translation of those flows into sterling. Therefore, in this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated. Group performance1 The Group delivered double-digit growth across our key metrics of IFRS operating profit, new business profit and cash, with all four of our business units delivering good performance in challenging operating conditions. Our Group IFRS operating profit based on longer-term investment returns increased by 14 per cent during the year to £3,186 million. Asia life and asset management operating profit was up 17 per cent to £1,140 million. Our ability to proactively manage our diverse portfolio of businesses at the regional level has enabled us to partially offset the short-term headwinds experienced in a few of our key Asia markets. Strong external net inflows of £5.4 billion and positive market movements have driven operating profit and total funds under management to record levels at Eastspring, our Asia-based asset management business; US life IFRS operating profit increased 21 per cent to £1,431 million. The strong variable annuity inflows we have been able to capture at attractive margins generate higher levels of fee income. This, combined with favourable market movements, increased the value of separate account assets, a key driver of our profits in the US; Note 1 The comparative results referenced above and elsewhere in this report have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer’s report on our 2014 financial performance.

Prudential plc Annual Report 2014 07 Our strategy and operating principles Balanced metrics and disclosures Disciplined capital allocation Proactive risk management Focus on customers and distribution Asia: accelerate United States: build on strength United Kingdom: focus Asset Management: optimise Sustainable value for our stakeholders The Group’s strategy remains unchanged and is focused on capturing three long-term opportunities: — The significant protection gap and investment needs of the Asian middle class; — The transition of US baby boomers into retirement; and — The UK ‘savings gap’ and ageing population in need of returns and income. Our disciplined execution of this strategy has continued to drive profitable growth and higher cash generation, underlining our commitment to delivering both ‘Growth and Cash’. Our strategy and operating principles page 18 £3,186m IFRS operating profit 14% increase1 on 2013 Measuring our performance page 20 — UK life IFRS operating profit grew by 7 per cent to £752 million, benefiting from higher contributions from bulk annuities, which outweighed the impact of significantly lower sales of individual annuities following UK market reforms; and — M&G delivered operating profit of £488 million2, an increase of 11 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased M&G’s external funds under management by £11.0 billion to a record £137.0 billion. Net cash remittances from our businesses increased by 11 per cent to £1,482 million, driven by strong organic cash generation and supported by robust local capital positions. Cash remittances of £400 million from Asia were consistent with 2013, the US was up 41 per cent to a record of £415 million, the UK remitted cash of £325 million, as we have been increasing our level of investment in the business in response to the UK market reforms, while M&G (including Prudential Capital) delivered an increase of 17 per cent to a new high of £342 million. Such levels of cash generation are the bedrock of our financial strength. Underlying free surplus generation from our life and asset management businesses, a key indicator of cash production in these businesses, was 9 per cent higher at £2,579 million after reinvestment in new business. We deliberately run the Group to seek to generate organically significant amounts of cash in each of our businesses. The successful implementation of this approach gives us added strategic and financial flexibility, as illustrated by our ability to agree a new deal with Standard Chartered Bank in 2014. The ability of the Group to generate both growth and cash remains a distinctive feature of Prudential in our industry. New business profit3 was up 10 per cent to £2,126 million, driven in 2014 by a combination of higher volumes and pricing and product actions aimed at enhancing profitability. All three of our life businesses made strong contributions, with new business profits from Asia growing by 13 per cent to £1,162 million, the US delivering £694 million, up 4 per cent, and the UK reporting £270 million, up 14 per cent. APE sales4 increased by 12 per cent to £4,650 million. In Asia, APE sales were 15 per cent higher at £2,237 million with APE sales from our ‘sweet spot’ markets5 continuing to be a strong driver of growth. In the US, APE sales were up 4 per cent at £1,556 million as we continued to proactively manage our sales of variable annuities with guarantees. We continue to diversify our product mix with sales of Elite Access, our innovative variable annuity without guarantees, increasing by 26 per cent and contributing to an increase in the proportion of variable annuities sold without living benefit guarantees to 34 per cent of total variable annuity sales. In the UK, APE sales grew by 18 per cent to £857 million, reflecting strong bulk annuity and investment bond volumes which offset the significant contraction of the retail annuity market that followed the Budget reform. M&G delivered net inflows of £7.1 billion (2013: £9.5 billion) as it continued to benefit from high levels of retail sales from Continental Europe, while Eastspring Group overview Group Chief Executive’s report

08 Prudential plc Annual Report 2014 Group overview Group Chief Executive’s report continued 2017 objectives* Asia objectives 1. Asia IFRS operating profit Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012–2017 (2012: £924 million8) 2. Asia underlying free surplus Asia underlying free surplus generation7 of £0.9 billion to £1.1 billion in 2017 (2012: £484 million) Group objective 3. Group cumulative underlying free surplus Cumulative Group underlying free surplus generation of at least £10 billion over the four-year period from 2014 to end-2017 >£1,858m £924m £1,075m £1,140m 2012 2013 2014 2015 2016 objective 2017 £1.1bn £0.9bn £484m £573m £592m 2012 2013 2014 2015 2016 objective 2017 > £10bn £2.6bn 2014_2017 objective Key 2017 objective * The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and free surplus methodology at December 2013 will be applicable over the period. Investments, our Asia asset management business, delivered record third-party net inflows of £5.4 billion (2013: £1.4 billion, on a constant exchange rate basis). Our balance sheet continues to be defensively positioned and at the end of the period our Insurance Groups Directive (IGD) surplus6 was estimated at £4.7 billion, equating to coverage of 2.4 times. We are continuing to make solid progress towards our 2017 objectives announced in December 2013 as for the Asia objectives, we have now passed four half-year reporting periods out of the 10 half-year reporting periods of this programme. Chief Financial Officer’s report on our 2014 financial performance page 39 Our operating performance by business unit Asia Asia delivered excellent results across all metrics during 2014. IFRS operating profit of £1,140 million was up 17 per cent over 2013 (6 per cent on actual exchange rate basis) and free surplus generation increased 15 per cent to £592 million (3 per cent on actual exchange rate basis), reflecting our discipline and our focus on quality growth and value creation. Net cash remittances were £400 million, in line with 2013. Our consistent delivery in Asia is underpinned by our focus on regular premium, protection-orientated solutions that genuinely address the long-term financial needs of Asia’s growing middle classes in the ‘sweet spot’ markets5 of South-east Asia and Hong Kong. Our strategy is to be strongly diversified in terms of geography, products and distribution in a world economy that is increasingly hard to predict. That diversification is at the heart of our ability to continue to perform well across a broad range of metrics as the breadth of our portfolio provides considerable resilience against the impacts of short-term market disturbances in individual countries, such as the elections and natural disasters experienced during 2014. Our multichannel distribution platform continues to play a key role in our strategy: — In the agency channel we continued to add to the existing scale of our platform during 2014 through recruitment. In parallel we also improved individual productivity, thanks to our investments in agency management technology and analytics; and — Regarding our bank partnerships, we announced in the first quarter that we extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for another 15 years to 2029, effective since July 2014. Encouragingly, second-half APE sales via Standard Chartered Bank grew over 33 per cent compared to the same period in 2013, including a record month in December. The distribution channel mix remained in line with prior year, with agency generating 61 per cent, bancassurance 32 per cent and other channels, mainly direct and telemarketing, 7 per cent. In our product portfolio, the proportion of protection business has remained consistent with prior years at 28 per cent of APE sales. Within the savings products, we have seen an increase in participating business, driven mainly by strong demand for our established with-profits products in Hong Kong. We continue to innovate with new benefits and features, with more than 25 per cent of APE sales in 2014 from products that were launched in the past two years. While product innovations are important we are increasingly finding that customer service is a key differentiator in

Prudential plc Annual Report 2014 09 the marketplace, an evolution we welcome given the emphasis we have always placed on service and customer satisfaction. For example, our pioneering PRUhospital Friend concierge service in Indonesia is now four years old and has been extended to 49 hospitals covering 15 cities. It handles over 50 per cent of all protection claims. In Singapore, PRUhealthcare assist is the first-to-market dedicated hotline, staffed by experts who help customers to decide what treatments to pursue and which hospitals to use. Across the region, our success in looking after our customers and anticipating their needs is demonstrated by our ‘repeat sales’ to our existing customers: more than 40 per cent of new business APE sales in 2014 were generated by existing customers and our customer retention rate was over 90 per cent, a very important indicator of quality for us. The incentives of our staff in Asia are well aligned with this philosophy of emphasising quality growth and customer satisfaction. In 2014 we produced £1,162 million of new business profit, 13 per cent higher than 2013, reflecting our continued progress in Asia. In Hong Kong, APE sales grew 39 per cent, driven mainly by increases in agency headcount as well as increases in productivity. Hong Kong also directly benefited from significantly improved second-half sales following the renewal of the Standard Chartered Bank partnership. We have been working for a few years on increasing the proportion of protection sales in Hong Kong and this has paid off in 2014, contributing to a strong sales increase of 50 per cent. The Hong Kong branch of the Prudential Assurance Company was successfully domesticated with effect from 1 January 2014. In Singapore, we continue to lead the market with our popular regular premium and PRUshield products. Agency APE sales grew by 16 per cent as a result of increases in manpower and productivity. Bancassurance sales volumes were impacted by the cessation of the Maybank partnership during 2014, although volumes increased from our successful partnerships with Standard Chartered Bank and United Overseas Bank (‘UOB’). Indonesia had a challenging year, with exceptional flooding disrupting sales in the first quarter, and the transition to a new president impacting sentiment during the year. Although APE sales were down 4 per cent on prior year, the resilience of our business is demonstrated by our significant market outperformance, which has seen our market share increased to 24 per cent9 as other providers were more severely affected by these factors than we were. We remain very optimistic about the outlook for the Indonesian economy and £2,126m EEV new business profit 10% increase1 on 2013 £2,579m underlying free surplus generation 9% increase1 on 2013 we experienced an encouraging rebound in activity during December 2014, with APE sales 36 per cent higher than November, passing the 1 trillion rupiah level for the first time. In Malaysia, our decision to refocus our agency business on health and protection and to grow distribution by Bumiputra agents (‘Bumi’), delivered an encouraging 17 per cent increase in agency activity. The overall increase in APE sales of 6 per cent during 2014 reflects structurally lower average case sizes in the Bumi channel, where we are determined to grow in the next phase of development of our strategy in the country. We deliberately de-emphasised sales of some top-up products that negatively impacted top-line growth – an indicator which for us always comes second to growth in new business profit. Finally, fuel reforms and the prospect of the introduction of a new goods and services tax generated market uncertainty, which weighed on the economy and on our sector. Thailand includes the first full year of operation of our exclusive bancassurance agreement with Thanachart Bank, which together with our other bancassurance partners, UOB and Standard Chartered Bank, has driven a 36 per cent increase in APE sales. The transformation of our business in the Philippines is continuing, with a significant increase in agency activity. Reflecting this, regular premium sales were up 30 per cent on prior year and protection business increased by 36 per cent. Vietnam also had a good year, growing APE sales by 20 per cent on higher levels of agency activity. Our joint venture with CITIC in China continues to perform well, with APE sales increasing by 35 per cent, with progress in both the agency and bank channels. In India our joint venture with ICICI Bank remains the leader in the private sector with a market share of 10 per cent, and post-elections in May we have seen a significant increase in new business. In Taiwan and Korea we remain selective in our participation and as a result we are content to experience fluctuations in new business volumes. Both businesses have generated higher IFRS operating profit in 2014. In addition to running these established businesses, we continue to keep an eye on the future and are setting foundations for growth in new markets. Following the successful launch of our life business in Cambodia in 2013, we are now the market leader. We also opened a representative office in Myanmar during 2014 and recently received a licence for a representative office in Laos. In 2014, Asia EEV life operating profit3 increased by 12 per cent to £1,900 million, largely as a result of the growth in new business profit and a 10 per cent increase in the contribution from the larger in-force book. Eastspring Investments, our Asia asset management business, generated record third-party net inflows of £5.4 billion, 3.8 times higher than in 2013, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Including internal funds, total funds under management as at 31 December 2014 were a record £77.3 billion, up 28 per cent on the prior year as a result of net inflows and positive market movements. IFRS operating profit increased 32 per cent to £90 million, driven by the positive impact on revenue from higher levels of average assets under management. Our businesses and their performance – Asia page 22 US Our US business delivered a strong performance in 2014, with total IFRS operating profit of £1,443 million, up 17 per cent (11 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 21 per cent (15 per cent on an actual exchange rate basis) to £1,431 million, driven primarily by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the period, enabling Jackson to remit a record £415 million of cash to the Group Group overview Group Chief Executive’s report

10 Prudential plc Annual Report 2014 Group overview Group Chief Executive’s report continued (2013: £294 million), while maintaining a healthy balance sheet. Jackson’s risk-based capital ratio at the end of 2014 was 456 per cent, compared to 450 per cent at the end of 2013. During 2014, the US continued to see signs of an improving economy, with declining unemployment rates, evidence of recovery in the housing market and stronger GDP growth. The S&P 500 Index rose 11 per cent and the 10-year Treasury rate remained above the 2012 low levels, but declined significantly during the course of the year. Overall, the US competitive landscape has been more stable than in recent periods, as most annuity writers appear to have committed to a particular course of action for the near term. Variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. In addition, an increasing number of investment-only variable annuity products have been launched, following the success of Elite Access, our variable annuity without living benefits. Jackson achieved total retail APE sales of £1,491 million in 2014, an increase of 6 per cent compared to 2013. These sales were achieved while continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of one year. Including institutional sales, total APE sales increased 4 per cent to £1,556 million, driving new business profit3 growth of 4 per cent to £694 million. Total variable annuity APE sales increased 10 per cent to £1,401 million in 2014. Within this, APE sales of Elite Access rose 26 per cent to £311 million. The economics of our variable annuity business continue to be very attractive. With the success of Elite Access, we continue to improve the diversification of our product mix, contributing to an increase in the share of non-living benefit variable annuity sales to a new high of 34 per cent of total variable annuity APE sales (2013: 31 per cent). Jackson remains focused on proactively managing sales volumes of variable annuities with living benefits to match our annual risk appetite. Jackson’s statutory separate account assets increased by 17 per cent, from £69.8 billion in 2013 to £81.7 billion in 2014 (up 24 per cent on an actual exchange rate basis), reflecting both positive net flows and the growth in the underlying market value of the separate account assets. Fixed annuity APE sales of £53 million remained relatively flat compared to 2013, while fixed index annuity APE sales of £37 million decreased 57 per cent, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital. EEV life operating profit3 was £1,528 million, up 5 per cent from 2013, reflecting growth in the scale of our in-force book, favourable experience variances, and higher new business profit. We continue to write business at overall new business margins close to post-crisis highs, demonstrating the positive effect of proactive product and pricing actions that have helped to mitigate the adverse impact of the low interest rate environment. IFRS operating profit from non-life operations in the US decreased to £12 million (2013: £56 million), due to a Curian loss of £18 million that included a £38 million charge related primarily to the refund of certain fees by Curian. Jackson’s strategy is unchanged, serving the 77 million baby boomers as they enter retirement, while delivering operating earnings and cash. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. Thanks to this approach, Jackson has been able to deliver significant profitable growth across the cycle, while maintaining a strong balance sheet. Since 1 January 2008, Jackson has remitted nearly US$2.6 billion of cash to the Group. Jackson’s approach has successfully translated into value for customers and into profits and cash for shareholders, the metrics through which we ultimately measure the success of our strategy. Our businesses and their performance – United States page 27 £1,482m net cash remittances from business units 11% increase on 2013 UK, Europe and Africa Our UK business continues to focus on its core strengths of investment (with the with-profits offering as a core proposition) and retirement solutions. In 2014, Prudential UK delivered life IFRS operating profit of £752 million, up 7 per cent year-on-year, primarily as a result of higher sales of bulk annuities, partially offset by the impact of the contraction of the individual annuities market following market reforms. Cash remitted to the Group was £325 million, compared to £355 million in 2013, as we increased our investment in new business and upgraded our UK pre- and post-retirement customer proposition. The UK market continues to be heavily influenced by a high level of regulatory and legislative change. The significant reforms of the pensions industry announced by the UK government, including removal of the requirement to purchase a pension annuity from April 2015, have resulted in an increasing proportion of customers deferring the decision to convert their pension savings into retirement income. The increased flexibility afforded by these reforms should ultimately help create an environment where more people are encouraged to save. The changes have also opened up opportunities for us to meet customer needs for alternative retirement solutions, including income drawdown. In December 2014 we launched a flexible drawdown product ahead of the introduction of the April 2015 pension reforms. This product will allow customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income. Retail sales growth across our range of investment products reflected the strength of our distribution capability, particularly our intermediary channel, as we responded to the challenges and opportunities created by the pension reforms. Sales in this segment, which includes onshore and offshore bonds, individual pensions and income drawdown, together delivered APE sales growth of 41 per cent. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders, and have recently made PruFund available in the Individual Savings Account market. The growth in our investment products was offset by a 49 per cent reduction in APE sales of individual annuities, reflecting the market contraction since the UK budget announcement. Despite this market disruption, overall retail APE sales of £686 million were 2 per cent lower than 2013 and increased by 3 per cent in the second half of the year compared with the

Prudential plc Annual Report 2014 11 same period in 2013. Retail new business profit was 23 per cent lower at £165 million, largely due to the reduced sales of higher-margin individual annuities. Onshore bonds APE sales of £232 million increased by 32 per cent, reflecting the strength of our investment proposition. APE sales from with-profits bonds of £214 million were 34 per cent higher, due to continuing demand for our non-guaranteed bond. We expect significant ongoing demand for our with-profits bond, with customers attracted by the benefit of a smoothed return to help manage market volatility and a strong track record of investment growth. APE sales from other retail products, including individual pensions, income drawdown and offshore bonds, increased by 44 per cent to £201 million. Offshore bond APE sales were 44 per cent higher, reflecting the growing popularity of our with-profits fund. Income drawdown APE sales grew by 133 per cent to £35 million and individual pensions APE sales increased by 44 per cent to £72 million, both driven by the strength of our with-profits PruFund offering, and by customers selecting more flexible retirement income solutions in anticipation of the pension reforms. In total, PruFund assets under management increased 27 per cent to £11.6 billion in 2014. Corporate pensions APE sales of £147 million were 15 per cent lower, mainly due to changes to public sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (2013: 69 of the 99). Prudential’s continuing focus on the delivery of excellent customer service was recognised at the 2014 Financial Adviser Service Awards where we received an outstanding achievement award for retaining our two ‘Five Star’ ratings in the Life & Pensions and Investment categories for the fourth year running. In the wholesale market we wrote seven new bulk annuity deals in 2014 (2013: three), generating APE sales of £171 million (2013: £28 million) and new business profit3 of £105 million (2013: £24 million). Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements. Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a good investment track record, which together represent expertise and capabilities that are increasingly in demand. The strength and focus of our teams and of our businesses enabled us to deliver good financial and operational progress. Tidjane Thiam Group Chief Executive In Poland, our new life company, Prudential Polska, conducted its second year of business in 2014, growing ahead of plan. Headquartered in Warsaw, the business now has 15 branches across the country and 712 financial planning consultants. Its success is evidence of our ability to build franchises in new territories, leveraging effectively in this case some of our Asian staff and skills. EEV life operating profit3 of £746 million was 10 per cent lower than 2013, reflecting a non-recurring contribution of £98 million in 2013 from the reduction in the rate of UK corporation tax. On 10 November 2014, Prudential Assurance Company Limited announced the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash, generating an IFRS profit on disposal of £86 million. This transaction enabled Prudential UK to realise its investment at attractive terms and creates strategic flexibility for future participation in the UK protection market. During 2014, we completed the acquisition of Express Life in Ghana and Shield Assurance Company in Kenya, marking the Group’s entry into the nascent African life insurance industry. We are positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our preferred Asia markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material in the short term. Our businesses and their performance – United Kingdom page 31 M&G M&G is an investment-led business that has managed money on behalf of individual and institutional investors for more than 80 years. Its focus on producing superior long-term investment returns, coupled with well-established distribution in the UK and across Europe, has underpinned another strong set of financial results, with funds under management and profits both reaching new highs. IFRS operating profit increased 13 per cent to £446 million in 2014, marking the fifth consecutive year of record profits. Over this period operating profit has grown by a compound annual growth rate of 16 per cent. While higher equity markets and buoyant bond markets have both contributed to improving profitability, strong net inflows of client assets since 2009, particularly in the retail market, have been a key driver of the increase in profit achieved by M&G. Reflecting this continued strong operating performance, M&G remitted £285 million of cash to Group in 2014, 21 per cent more than in 2013. During 2014, the combination of continued net fund inflows and generally positive market movements increased M&G’s total funds under management by 8 per cent to £264 billion at the end of the year. Within this, external funds under management grew by 9 per cent to £137 billion and now account for 52 per cent of M&G’s total funds under management, compared with 40 per cent five years ago. Within our retail business, we continue to make strong progress, with expansion of distribution in Continental Europe in recent years transforming the scale of funds under management and helping to diversify the business. Today, international clients account for 43 per cent of retail funds under management, compared with just 16 per cent five years ago, and M&G’s retail funds are now registered in 22 jurisdictions. Net inflows across Continental Europe were at a record level of £8.1 billion in 2014, compared to £7.6 billion in 2013. This more than offset a net outflow of £1.7 billion in the UK (2013: net outflow of £0.7 billion). In the UK, M&G achieved record net inflows into the M&G Property Portfolio Fund, which directly invests across different property sectors such as retail, offices and industrial on behalf of its UK retail client base. The Property Portfolio Fund finished 2014 with external funds under management of £3.0 billion, placing it as the largest retail property fund in the UK market. M&G also continues to pursue business diversification by fund, with seven of its retail funds, representing all the major asset classes, achieving net inflows of at least Group overview Group Chief Executive’s report

12 Prudential plc Annual Report 2014 Group overview
Group Chief Executive’s report continued
£4.7bn
estimated IGD capital surplus covering capital requirements
2.4
times
£250 million during the year. One of these, the M&G Optimal Income Fund, became the top-selling10 European cross-border fund in 2014, based on annual net flows as of 31 December 2014.
At the end of 2014 retail funds under management were £74.3 billion, up 11 per cent from 2013 levels, driven by positive net inflows, which totalled £6.7 billion (2013: net inflows of £7.3 billion), including the contribution from our associate entity in South Africa.
A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. The consistency of institutional investment performance and its reputation for innovation earned M&G the prestigious 2014 Financial News Institutional Asset Management Awards for both fixed income and real estate for the second consecutive year.
Net institutional inflows were £401 million, compared with £2.1 billion in 2013. As expected, a number of segregated clients withdrew money from public debt funds as they reallocated scheme assets. There were also further planned redemptions from a large low-margin mandate. In general, outgoing assets have been replaced by flows into higher-margin products, helping to improve the profitability of the institutional business. M&G has in place a multi-billion-pound pipeline of institutional commitments at the end of 2014 across a diverse range of investment strategies that has yet to be invested.
External institutional funds under management increased 7 per cent in 2014 to £62.7 billion.
The recent increase in headcount and investment in operational infrastructure required to preserve service quality as the scale of the business grows, has been more than matched by revenue growth in 2014. As a result the cost-income ratio11 of 58 per cent in 2014 has improved slightly over the prior year (2013: 59 per cent).
M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital-efficient profits and cash generation for the Group.
Our businesses and their performance – Asset management page 35
Capital and risk management
We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work both more efficiently and more effectively for the Group. Using the regulatory measures of the IGD, our Group capital surplus position6 at 31 December 2014 was estimated at £4.7 billion (2013: £5.1 billion), after funding the fees payable for the new 15-year exclusive distribution agreement with Standard Chartered Bank. The IGD surplus is stated before allowing for the final dividend and is equivalent to a cover of 2.4 times.
In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer (GSII). In July 2014 the International Association of Insurance Supervisors released a consultation paper on the Basic Capital Requirement, one of the two types of capital requirement proposed under the GSII framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority on the implication of this designation.
Solvency II is scheduled to come into effect on 1 January 2016 and our preparations are well advanced. While the Omnibus II Directive is now in place, there are still many areas which require further interpretation. We continue to work with the Prudential Regulation Authority on shaping the outcome to ensure that the practical details of Solvency II, including the final implementing measures, are both workable and effective.
On an economic capital basis12 our surplus at 31 December 2014 of £9.7 billion (2013: £11.3 billion) is equivalent to an economic capital ratio of 218 per cent (2013: 257 per cent). These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II Pillar I internal model approval. The eventual Solvency II Pillar I ratio, therefore, remains uncertain and is expected to be lower than our economic capital ratio.
Group Chief Risk Officer’s report on the risks facing our business and our capital strength page 51
Dividend
The Board has decided to rebase the full-year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.
Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.
Full-year dividend
33.57 36.93 +10% 29.19 23.85 25.19
2010 2011 2012 2013 2014

Prudential plc Annual Report 2014 13 Outlook 2014 was a successful year for the Group, where the strength and focus of our teams and of our businesses enabled us to deliver good financial and operational progress and maintain a robust capital position, despite a number of challenges both globally and locally. It is clear that we are operating in a period of considerable change. 2015 has already seen a continuation of macroeconomic volatility, political upheaval and unexpected shifts in central bank positioning, with the uncertainty of election outcomes in many countries in Europe, including in the UK, still to come before the end of the year. As a result, investment markets generally remain cautious on the global outlook, reflected in further declines in long-term interest rates in most of the major economies in early 2015. The persistently low level of interest rates is a challenge for insurance companies. However, in recent years we have positioned the Group through proactive actions on product mix, pricing and our balance sheet to mitigate the negative effects of the low interest rate environment and continue to grow our earnings. We have had the same strategy since 2009 and it has served us well. We continue to execute with discipline and purpose and we believe our strategy and operating principles enable us to deliver relative outperformance across the cycle, as evidenced during the financial crisis. Asia, with its strong economic growth, young and growing population with savings and protection needs, and low levels of insurance penetration, continues to represent the most attractive opportunity in our industry today and therefore remains the primary focus o our profitable growth ambitions. Our established, growing multi-distribution platform puts us in a strong position to continue to capture profitably the opportunities available to us in Asia, while the breadth of our franchise, by geography, product and channel, provides us with the resilience that has allowed us to achieve relative outperformance through the cycle, even when individual countries presented short-term challenges. We will continue to invest in enhancing our agency and bancassurance distribution capabilities, to ensure our customers have effective advice-led access to our products. This was most recently evidenced by the renewal in 2014 of our pan-regional relationship with Standard Chartered Bank for another 15 years. The strong underlying fundamentals of economic growth and increasing affluence in Asia, and the quality of our products, people and distribution, remain powerful drivers of our ability to generate profitable growth while delivering value for our customers. In the US and the UK, we continue to utilise our established market position, distribution strength and distinctive products to ensure the delivery of earnings and cash, with strict allocation of capital to segments of the market that offer higher, capital-efficient margins. The UK life insurance market has been subject to significant reform, the ramifications of which are still playing out, but which we believe will ultimately lead to greater customer demand for savings and retirement solutions and create new opportunities for Prudential UK and M&G to leverage their existing expertise. We remain confident in our ability to produce profitable growth over the long term and to continue to create value for our customers and shareholders. It has been a privilege and a pleasure to lead Prudential, one of the iconic companies in UK financial services. We have successfully navigated some challenging times, including the global financial crisis, and have emerged with four profitable and strongly cash-generative businesses. I owe an enormous debt of gratitude to the staff and agents of Prudential around the world who have made these achievements possible and I want to thank them personally for their hard work and dedication. I leave the Group in good shape and look forward to seeing shareholders at my final Annual General Meeting as Group Chief Executive in May. Tidjane Thiam Group Chief Executive Notes 1 The comparative results referenced above and elsewhere in this report have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer’s report on our 2014 financial performance. 2 Including Prudential Capital. 3 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, 2013 results are shown on a comparable basis. 4 Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales. 5 ‘Sweet spot’ markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand. 6 Before allowing for final dividend. 7 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan. 8 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan. 9 Based on AAJI statistics to 30 September 2014. 10 Source: Lipper FMI, FundFile as of 31 December 2014. 11 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa. 12 The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model. Group overview Group Chief Executive’s report

14 Prudential plc Annual Report 2014

Prudential plc Annual Report 2014 15 Section 2 Strategic report 16 Our world 18 Our strategy and operating principles 19 How our business works 20 Measuring our performance 22 Our businesses and their performance 22 Asia 27 United States 31 United Kingdom 35 Asset management 39 Chief Financial Officer’s report on our 2014 financial performance 51 Group Chief Risk Officer’s report on the risks facing our business and our capital strength 61 Corporate responsibility review Strategic report 2

16 Prudential plc Annual Report 2014 Strategic report Our world Prudential plc is an international financial services group serving around 24 million insurance customers and with £496 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York. % of GDP growth* 2014_2019 Prudential footprint life business (63%) Rest of world (37%) US$13.9 trillion – global growth * IMF World Economic Outlook – October 2014 United States The US ‘baby boomer’ generation is the wealthiest demographic group in the global economy. Over the next 20 years they will be retiring at a rate of 10,000 per day, creating significant demand for retirement services. Jackson Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 77 million ‘baby boomers’. Founded over 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients. Our businesses and their performance — United States page 27 United Kingdom The UK has an ageing population and a ‘savings gap’, that is unsustainable over the long term. This will drive increasing demand for savings products and retirement income solutions. Prudential UK & Europe Prudential is a long-established leading provider of life and pensions, with a relentless focus on the needs of the age cohorts where wealth is most heavily concentrated. Our core strengths in with-profits and retirement are underpinned by our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and highly respected brand. Our businesses and their performance — United Kingdom page 31

Prudential plc Annual Report 2014 17 24m life customers worldwide £496bn assets under management 4 stock exchange listings 166 years of providing financial security Asset management Europe is home to the second-largest retail asset management industry in the world, with over £6.2 trillion of assets. Asset managers with trusted brands and superior investment performance will see increasing demand for their products. M&G M&G has been investing money for individual and institutional clients for over 80 years. M&G has grown to be one of Europe’s largest retail and institutional fund managers by developing its enduring expertise in active investment. M&G has a conviction-led and long-term approach to investment, developing a deep understanding of the companies and organisations in whose equities, bonds or property M&G invests. Our businesses and their performance — Asset management page 35 Asia The Asian middle class population is forecast to double between 2009 and 2020 and will by then represent over half of the global middle class. This group is getting wealthier and will have significant and growing needs for protection against illness and accident. Prudential Corporation Asia Prudential is a leading international life insurer in Asia with operations in 14 markets and serving the emerging middle class families of the region’s outperforming economies. We have built a high-performing business with effective multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a well-respected brand. Our businesses and their performance — Asia page 22 Strategic report Our world

18 Prudential plc Annual Report 2014 Strategic report Our strategy and operating principles Our strategy is designed to create sustainable economic value for our customers and our shareholders. It is focused on three long-term opportunities: — The significant protection gap and investment needs of the Asian middle class; — The transition of US baby boomers into retirement; and — The UK ‘savings gap’ and ageing population in need of returns and income. Balanced metrics and disclosures Disciplined capital allocation Proactive risk management Focus on customers and distribution Asia: accelerate United States: build on strength United Kingdom: focus Asset Management: optimise Sustainable value for our stakeholders Our strategy is underpinned by a set of key operating principles Focus on customers and distribution We believe that in order to do well for our shareholders we must first do good for our customers. Hence, customers are at the centre of our operating principles. Our products are designed to provide peace of mind to our customers, whether that be in relation to saving for retirement or insuring against the risks of illness, death or critical life events. Satisfied customers are a key driver of our growth as they become our advocates, recommending our products and services to their friends and families. Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution capabilities in order to reach a growing customer base will help ensure that we fully capitalise on the opportunities available to us in each of our regions. Balanced metrics and disclosures We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our stakeholders to fairly assess our long-term performance. We have three objectives: — To demonstrate how we generate profits under the different accounting regimes; for example, by analysing our IFRS profit by source as set out in the Chief Financial Officer’s report; — To show how we think about capital allocation via measures that highlight the returns we generate on capital invested in new business, including internal rates of return, payback periods and new business profitability; and — To highlight the cash generation of our business, which over time is the ultimate measure of performance. Disciplined capital allocation We rigorously allocate capital to the highest-return products and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact. Over the last five years, our new business profits have increased by 48 per cent (on an actual exchange rate basis) even though we invested 6 per cent less capital. This has, in turn, transformed the capital dynamics of our Group: for example, the free capital generated from our existing life and asset management operations reached £3.2 billion in 2014 compared to £2.3 billion five years ago (on an actual exchange rate basis). This transformation enabled our business operations to remit £1,482 million to the Group in 2014, nearly double the level of remittance five years ago. Proactive risk management Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. We have continuously strengthened our capital position since 2008, in spite of the challenging macroeconomic environment that followed. Management actions that have been taken over this period include: — The sale of our capital-intensive Taiwan agency business in 2009, improving our IGD capital position; — The establishment of £2.2 billion of credit default reserves1 in the UK annuity business; and — Controlling sales of US variable annuities in a manner which appropriately balances value, volume, capital generation and balance sheet risk.

Prudential plc Annual Report 2014 19 How our business works We provide protection and savings opportunities to our customers, social and economic benefits to the communities in which we operate, jobs and opportunities to our employees, and long-term value for our investors. By offering security, pooling savings and making investments, we help to drive the cycle of growth. What we do and how we do it Life insurance Prudential provides savings, protection and retirement products, which offer security for individuals and benefit societies Markets Operate in markets with suitable demographics and opportunities Products Design products that meet our customers’ savings, income and protection needs Brands and distribution Develop trusted brands and effective distribution channels that enable us to better understand and service customers’ financial needs Customers Invest customers’ savings in a way that reflects their personal needs and risk tolerance. Provide financial protection to customers for adverse events Shareholders Generate value for shareholders through being rewarded for managing customers’ savings and through insurance profits from the protection given to policyholders Leverage asset management capabilities to generate value for our customers and shareholders Asset management Prudential helps customers to grow and protect their savings and investments Markets Operate in suitable markets and identify investment opportunities with attractive risk-return profile Products Offer valued and innovative products underpinned by good investment performance Brands and distribution Trusted brands, market span and strong distribution links help us to attract new monies and retain existing assets Customers Generate valuable returns for our customers through good investment performance Shareholders Generate value for shareholders through fee income from managing growing funds under management Delivering for our stakeholders We create financial benefits for our investors and deliver economic and social benefits for our customers, employees and the societies in which we operate Customers Providing financial security and wealth creation 24m life customers worldwide Investors Growing dividends and share price performance enhances shareholder value 173% total shareholders’ return2 achieved since 2010 Employees Providing an environment with equal opportunities, career potential and reward means that we have the best people to deliver our strategy 23,047 employees worldwide Societies Supporting societies where we operate, through investment in business and infrastructure, tax revenues and community support activities £19.6m total community investment spend Notes 1 On a Statutory (Pillar 1) basis. 2 Total shareholders’ return represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date. Strategic report Our strategy and operating principles How our business works

20 Prudential plc Annual Report 2014 Strategic report

Measuring our performance

To create sustainable economic value for our shareholders we focus on delivering growth and cash while maintaining appropriate capital.

Our strategy and operating principles


Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management
Asia: accelerate
United States: build on strength
Asset management: optimise
United Kingdom: focus
Focus on customers and distribution
Sustainable value for our stakeholders

Prudential takes a balanced approach to performance management across IFRS, EEV and cash. We aim to demonstrate how we generate profits under different accounting bases, reflecting the returns we generate on capital invested, and highlight the cash generation of our business.

Our strategy and operating principles page 18

Profit, cash and capital

What we measure and why

IFRS operating profit[2] (£m)
IFRS operating profit is our primary measure of profitability. This measure of profitability provides an underlying operating result based on longer-term investment returns and excludes non-operating items.

Performance[1]


CAGR +15%
1,823
2,017
2,520
2,954
3,186
2010
2011
2012
2013
2014

Commentary

— Group IFRS operating profit in 2014 increased by 14 per cent on a constant exchange rate basis (8 per cent on an actual exchange rate basis), compared to 2013, reflecting strong growth in Asia and the US. IFRS operating profit in both business units was up 17 per cent, on a constant exchange rate basis.

EEV new business profit[3] (£m)
Life insurance products are, by their nature, long term and generate profit over a significant number of years. Embedded value reporting provides investors with a measure of the future profits streams of the Group. EEV new business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting.


CAGR +10%
1,433
1,536
1,791
2,082
2,126
2010
2011
2012
2013
2014

— EEV new business profit in 2014 increased by 10 per cent on a constant exchange rate basis (2 per cent on an actual exchange rate basis), compared to 2013, driven by a combination of higher volumes and pricing and product actions to increase profitability.

EEV operating profit[3] (£m)
EEV operating profit is provided as an additional measure of profitability. This measure includes EEV new business profit, the change in the value of the Group's long-term in-force business, and profit from our asset management and other businesses. As with IFRS, EEV operating profit reflects the underlying results based on longer-term investment returns.


CAGR +9%
2,868
2,937
3,174
4,204
4,096
2010
2011
2012
2013
2014

— Group EEV operating profit in 2014 increased by 4 per cent on a constant exchange rate basis (decreased 3 per cent on an actual exchange rate basis), compared to 2013, reflecting higher new business profits and higher contributions from the in-force business.

Prudential plc Annual Report 2014 21

Strategic report
Measuring our performance

What we measure and why

Group free surplus generation[4] (£m)

Free surplus generation is used to measure the internal cash generation of our business units. For insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit for the period.

Performance[1]


CAGR +11%
1,687
1,982
2,080
2,462
2,579
2010
2011
2012
2013
2014

Commentary

— Underlying free surplus in 2014 increased by 9 per cent, on a constant exchange rate basis (5 per cent on an actual exchange rate basis), compared to 2013, driven by growth of the in-force portfolio, and continued discipline in the investments made to support new business growth.

Business unit remittances (£m)

Remittances measure the cash transferred from business units to the Group. Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend (after corporate costs) and the use of cash for reinvestment in profitable opportunities available to the Group.


CAGR +12%
935
1,105
1,200
1,341
1,482
2010
2011
2012
2013
2014

— Business unit remittances increased by 11 per cent in 2014, compared to 2013, with higher contributions from the US and M&G.

IGD capital surplus before final dividend[5] (£bn)

Prudential is subject to the capital adequacy requirements of the European Union IGD as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings[6]. No diversification benefit is recognised.


4.3
4.0
5.1
5.1
4.7
2010
2011
2012
2013
2014

— We operate with a strong solvency position, with our estimated IGD capital surplus after funding the fees paid for renewing our exclusive distribution agreement with Standard Chartered Bank until 2029 and before final dividend covering the capital requirements 2.4 times.

Chief Financial Officer's report on our 2014 financial performance page 39

2017 objectives[7]

We are making solid progress towards these objectives.

Asia objectives	Reported actuals 2012 £m[9]	2013 £m	2014 £m	Objectives[7] 2017
Asia life and asset management IFRS operating profit	924	1,075	1,140	>£1,858m
Asia underlying free surplus generation[8]	484	573	592	£0.9 – £1.1bn

Group objective for cumulative period 1 January 2014 to 31 December 2017	Actual 1 Jan 2014 to 31 Dec 2014	Objective 1 Jan 2014 to 31 Dec 2017
Cumulative Group underlying free surplus generation from 2014 onwards	£2.6bn	> £10bn

Notes

1 The comparative results shown above have been prepared using actual exchange rates (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown in financial tables in the Chief Financial Officers' report on our 2014 financial performance. CAGR is Compound Annual Growth Rate.

2 The basis of IFRS operating profit based on longer-term investment returns is discussed in note B1.3 of the IFRS financial statements. The IFRS profit before tax attributable to shareholders have been prepared in accordance with the accounting policies discussed in note A of the IFRS financial statements.

3 The EEV basis results have been prepared in accordance with the EEV principles discussed in note 1 of EEV basis supplementary information. The 2014 EEV results of the Group are presented on a post-tax basis, and accordingly, prior years' results are shown on a comparable basis.

4 Free surplus generation represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs. In addition, following its reclassification as held for sale, operating results exclude the result of the Japan Life insurance business.

5 Estimated.

6 Excludes subordinated debt issues that qualify as capital.

7 The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

8 Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company in Taiwan.

9 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company in Taiwan.

22 Prudential plc Annual Report 2014 Strategic report

Our businesses and their performance

Asia: accelerate



Performance highlights

- Performance is on track to deliver the 2017 financial objectives
- Continued delivery across key value creation metrics. On a constant exchange rate basis, new business profit up 13 per cent, IFRS profits up 17 per cent, free surplus generation up 14 per cent
- Increased agency[2] active manpower, up 6 per cent and improved productivity, up 12 per cent
- Renewed our long-standing distribution partnership with Standard Chartered Bank for a further 15 years and delivered APE growth of 20 per cent
- Delivered record third-party net in-flows at Eastspring Investments and won multiple industry awards

New business profit[1] £m


671
811
982
1,139
1,162
2010
2011
2012
2013
2014

Total IFRS operating profit £m


591
774
51*
924
1,075
1,140
2010
2011
2012
2013
2014

*Gain on sale of China Life Insurance Company in Taiwan

Net cash remittances £m


233
206
341
400
400
2010
2011
2012
2013
2014

Eastspring Investments funds under management £bn


52
50
58
60
77
2010
2011
2012
2013
2014

www.prudentialcorporation-asia.com

Measuring our performance page 20

Prudential plc Annual Report 2014 23

Strategic report
Our businesses and their performance

> "Life insurance is a key driver in the development of economies. We provide financial protection for families and also offer them savings opportunities tailored to their needs. We then channel these savings into investments in the economy which help to drive further economic growth. We are very much an organisation that does well by doing good."

Barry Stowe
Chief Executive
Prudential Corporation Asia



Market overview

Asia's economic transformation continues to generate material increases in personal wealth and drives significant demand for solutions to individuals' financial planning needs. During 2014 macroeconomic and geopolitical turbulence, both regional and international, created some short-term impacts but the region's fundamental economic drivers remain highly compelling.

The degree of state-sponsored financial provision for healthcare and other social services varies by market, but is typically very basic and it is widely appreciated that the private sector has a very important complementary role. Protection gaps remain high across the region and the regulators have tasked the industry with improving levels of financial literacy and addressing this issue. Consequently the regulations governing the industry continue to evolve in largely positive ways with good outcomes for customers and shareholders.

There is a healthy competitive environment with a good mix of domestic, regional and international companies although barriers to entry remain high in terms of the availability of new licences, the significant capital investment and the challenge in building distribution scale and quality.

Given the low penetration rates of insurance and investment products we see considerable growth opportunities over the long term.

Drivers of wealth creation[4]

Asia (excluding Japan) 2013-2018 $tn


37
8
16
61
2013
Existing asset growth
Newly created wealth
2018
24%
45%
56%
31%
Asia share of global total

Favourable economic trends

Asia (excluding Japan) is leading the world in terms of gross domestic product (GDP) growth. In the period 2014 to 2018, it is expected to generate US$5.5 trillion[3] of new GDP, more than the US and the other advanced economies combined.

Attractive demographics

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Within our preferred 'sweet spot' markets of South-east Asia and Hong Kong, the middle class will be represented by over 400 million people. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly. →

Our strategy and operating principles


Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management
Asia: accelerate
United States: build on strength
Asset management: optimise
United Kingdom: focus
Focus on customers and distribution
Sustainable value for our stakeholders

Prudential's strategy 'to accelerate' in Asia is well established and prioritises long-term, profitable growth driven by:

- Focus on the long-term protection and savings needs of Asia's rapidly growing middle classes;
- High-quality, multichannel distribution; and
- Regional asset management expertise.

Our strategy and operating principles page 18

24 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued Prudential Corporation Asia is a powerful franchise with a wide footprint in the right markets, established go-to market capabilities and superior brand strength. ‘Sweet spot’ middle-class population5 number of people 403m +112m 291m Prudential customer % of middle class6 3% 2010 2020 13m life customers 90%+ life customer retention rate Key Our ‘sweet spot’ markets Our other Asia markets Our world page 16

Prudential plc Annual Report 2014 25

Strategic report
Our businesses and their performance

Our 'sweet spot' markets

Indonesia



Unmatched platform with scale and geographic reach
- 371 agency offices in 152 cities
- Largest agency force
- Hi-tech agency training and licensing
- 'All-in-one' product solution combines protection, investment and savings
- Conventional and Takaful options
- Value-add services such as 'PRUHospital Friends'

Ranked* 1

www.prudential.co.id

Singapore



Professional agency complemented by a distinctive range of bank partners
- Market-leading PruShield product drives customer acquisition
- Number one for regular premium new business
- Expanding high net worth segment

Ranked* 1

www.prudential.com.sg

Hong Kong



Resilient distribution platform
- Leading insurer with scale in agency and bank distribution
- 2014 saw 24 per cent increase in active manpower and a 24 per cent increase in productivity
- Successful partnership with Standard Chartered Bank now in 17th year
- Product innovations drive new customer acquisition and repeat sales

Ranked* 3

www.prudential.com.hk

Malaysia



Well positioned to capture emerging opportunity in Bumi segment
- Most productive agency[2] in the industry
- Pioneer in linked policies with riders for flexible savings and protection
- Over 31 per cent[7] market share of Takaful (Sharia compliant) life business

Ranked* 1

www.prudential.com.my

Philippines



Rapidly scaling up distribution
- More than doubled agency size in less than two years
- Expanding across country
- Improving efficiency – 80 per cent of policies now processed 'straight through'
- Market leader in linked-with-protection policies

Ranked* 2

www.prulifeuk.com.ph

Vietnam



Long-term industry leader
- Industry number one since 2007
- 32 per cent of industry's agents, productivity increased by 9 per cent in 2014
- Building bancassurance; eight partners and access to 260 branches

Ranked* 1

www.prudential.com.vn

Thailand



Excellent bancassurance platform
- Doubled market share following acquisition of Thanachart Life in 2013
- Access to 800 branches nationwide with partners – SCB, UOB and Thanachart Bank

Ranked* 8

www.prudential.co.th

Notes
1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, prior years' results are shown on a comparable basis.
2 Agency excluding India.
3 Prudential estimates based on IMF data – October 2013.
4 Source: BCG Global Wealth 2014 – Riding a wave of growth.
5 Asian Development Bank (ADB) – Key indicators for Asia and the Pacific 2010. Prudential estimates.
6 Prudential customers as at 30 September 2014.
7 Based on APE sales. Source: LIAM and ISM.

* Prudential's rank in insurance market by new business APE. Based on formal (competitors' results releases, local regulators, insurance associations) and informal (industry exchange) market-share data.

26 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued Strong demand for savings and protection products As people move into the middle class, their increased wealth and higher income provide the incentive to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy. Social welfare provisions vary by market, but generally fall well below the levels people need to sustain their families’ lifestyle in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies. Traditionally, Asians would have relied on their children to provide for them in their retirement, but increasingly people are making their own financial provisions and life insurance policies are a popular part of a retirement plan. Once the savings and protection solutions are in place, there is the opportunity to invest. Single premium insurance policies are also important in more developed markets, and it is likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated. Life insurance distribution Prudential Corporation Asia is well positioned in terms of its scale and diversity of distribution. Over 500,000 agents produce around 60 per cent of sales, with the remainder mainly coming from bancassurance that includes exclusive agreements with Standard Chartered Bank, UOB and Thanachart. At the core of our distribution model is face-to-face interaction with customers that delivers high-quality, needs-based advice. Products Our product portfolio is tailored to suit the savings and protection needs of customers in each market. For example, in markets such as Indonesia and Malaysia there is a high demand for regular premium unit-linked policies that provide coverage for hospital and surgical and critical illnesses, combined with savings for items such as children’s education. In Hong Kong there is high demand for participating products where the smoothed investment returns are particularly appealing as part of a broader financial plan. In focus Help when customers need it the most PRU healthcare assist (PHA), launched in May 2014, is a first-to-market helpline service available exclusively to PRU shield medical insurance customers in Singapore; the first such service in this market The helpline is manned by medically trained professionals, and helps customers make informed decisions based on individual circumstances about treatment, surgery, hospitalisation and medical insurance coverage. PHA also assists customers with priority booking of appointments with specialists, and provides medical information that focuses on clinical and service quality. In addition, PHA advises PRUshield customers on their eligibility to claim on policy benefits on various medical conditions, surgical and laboratory procedures. Prudential is the only insurance company in Singapore to provide such a service to all its Shield customers, and at no extra charge. www.prudential.com.sg/corp/prudential_en_sg/solutions/protect/PRUsheild.html Customers Prudential Corporation Asia has over 13 million life insurance customers and over 22 million in-force policies. We actively monitor customer satisfaction levels across multiple indicators, but key statistics are the numbers of customers who keep their policies (our retention rate is over 90 per cent), and the number of customers who buy more policies from us (in 2014 more than 40 per cent of APE sales were from existing customers). This reflects the success of our advice-driven approach and shows that customers appreciate the value of the products we provide. Innovations in service are also important to customer satisfaction. Some are technology based, such as e-submissions and automated underwriting, but a key component is also innovation with the human touch, such as Singapore’s PRUhealthcare assist. Asset management Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients. It has extended distribution reach to the US and Europe. Eastspring Investments won multiple awards at the 2014 Asia Asset Management’s ‘Best of the Best Awards’ including ‘Best Asset Management and Asian Bond House’, ‘Best performance over three years for Japanese Equities’, ‘Best Korean Equity Manager’ and ‘Best Indian Fund House’. Corporate social responsibility activities Prudential is a committed member of the communities where we operate and, through the Prudence Foundation, we drive social responsibility activities, with a focus on providing disaster relief, promoting financial literacy and children’s education. During 2014, Prudential extended its highly successful children’s financial literacy programme, ‘Cha-Ching’. We also launched the SafeSteps programme with an initial series of six infomercials, featuring SafeSteps ambassador Manny Pacquiao, that provide life-saving advice in the event of a natural disaster. These have been very well received. In November 2013, the Philippines suffered one of the worst disasters in its history, Typhoon Haiyan. Prudential has now made three trips to the area with volunteer staff and agents who have assisted in the rebuilding efforts. We understand you want a comprehensive plant that covers more than just rising medical costs prushield

Prudential plc Annual Report 2014 27

Strategic report
Our businesses and their performance

United States: build on strength

JACKSON
National Planning HOLDINGS
CURIAN CAPITAL LLC
PPMAMERICA



Performance highlights

- Cash remittance increased by 41 per cent to a record level of £415 million
- Continued strong returns on shareholder capital across all key financial metrics
- Elite Access sales of £3,108 million in the second full year after launch, making Jackson the most successful player in the non-guarantee variable annuity market
- Successfully managed sales of variable annuities with guarantees in line with risk appetite
- Awarded 'World Class Certification' by Service Quality Measurement Group, Inc. and 'Highest Customer Satisfaction by Industry' award – the ninth consecutive year of recognition for customer service performance in these two categories

New business profit[1] £m


495
530
568
706
694
2010
2011
2012
2013
2014

IFRS operating profit £m


750
675
1,003
1,302
1,443
2010
2011
2012
2013
2014

Net cash remittances £m


80
122*
200
249
294
415
2010
2011
2012
2013
2014

*One-off release of excess surplus

Growth in statutory admitted assets US$bn


97.5
107.6
142.8
170.9
190.0
2010
2011
2012
2013
2014

www.jackson.com

Measuring our performance page 20

28 Prudential plc Annual Report 2014 Strategic report

Our businesses and their performance continued

> "Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk-management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last six years and ensured a continuation of our strong performance in 2014."



Mike Wells
President and Chief Executive Officer
Jackson National Life Insurance Company



Market overview

'Baby boomer' retirement opportunities

The United States is the world's largest retirement savings market with total assets in the annuity sector of over US$2.6 trillion[2]. Each year, many of the 77 million 'baby boomers' reach retirement age, which is triggering a shift from savings accumulation to retirement income generation of more than US$10 trillion[3] of accumulated wealth over the next decade. This demographic transition constitutes a significant opportunity for those companies that are able to provide the 'baby boomers' with long-term retirement solutions.

US economic environment

In 2014, the US economy continued to show signs of improvements, with stronger GDP growth, declining unemployment rates, and evidence of a recovery in the housing market. The S&P 500 Index rose 11 per cent, following a 30 per cent jump in 2013. In late October, the Federal Reserve announced an end to its Quantitative Easing programme due to an improved US economy. As part of quantitative easing, the Federal Reserve purchased trillions of dollars of bonds in order to add more money to the US economy. Despite these signs of strength domestically, longer-dated treasury yields pulled back in 2014, but remained above the lows experienced in 2012.

Competitive landscape

The market share shift in the US annuity market has slowed down, and Jackson continues to hold the leading position in the industry while generating healthy margins. Variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. Several insurers with challenging legacy blocks of variable annuity business continue to implement policy changes to help mitigate the risk of their back book of business, including fee increases on older benefits, changes to the availability of investment options, subsequent premium restrictions on in-force contracts and buyback offers to their existing policyholders. Despite positive demographic trends, these activities have the potential to lead to overall contraction in the industry, and likely further market share adjustments, as customers and distributors seek insurers that offer consistency, stability and financial strength.

Regulatory environment

The financial services industry continues to deal with a multitude of emerging regulatory initiatives in response to the financial crisis. Many of these broader financial services initiatives specifically impact the insurance industry. Within the insurance industry, we are seeing evolving supervisory structures, new global group supervision standards, focus on the reduction of systemic risk, and amplified focus on enterprise risk management, as well as initiatives in the area of financial reporting. While discussions continue across many initiatives, they are resulting in significant resources being expended across the industry. Finding the appropriate path through all of the regulatory changes clearly remains a challenge.

Our strategy and operating principles


Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management
Asia: accelerate
United States: build on strength
Focus on customers and distribution
Asset management: optimise
United Kingdom: focus
Sustainable value for our stakeholders

Prudential's strategy of 'build on strength' in the US is well established and continues to focus on:

- Capitalising on the 'baby boomer' retirement opportunities;
- Maintaining a balanced product suite throughout the economic cycle;
- Streamlining operating platforms, driving further operational efficiencies; and
- Conservative, economic-based approach to pricing and risk management.

Our strategy and operating principles page 18

Prudential plc Annual Report 2014 29

Strategic report
Our businesses and their performance

What we do and how we do it

Jackson's long-term strategy consists of capitalising on the profitable growth opportunities created by the demands for retirement income and accumulation products due to the demographic transitions within the world's largest retirement market. Jackson takes a disciplined approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products aligned with our risk appetite. We continue to see strong consumer demand for our products and will continue to drive product innovation as a way of meeting the needs of customers and generating shareholder value. With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation among advisers for financial stability, innovative products and market-leading wholesale support. Our relentless pursuit of excellence has earned us a leading position within the industry.

Product suite

Jackson develops and distributes products that address the retirement needs of our customers through various market cycles. These include variable annuities, fixed annuities, fixed-index annuities, and separately managed accounts. As would be expected in the current historically low interest rate environment, variable annuities continue to outsell fixed-rate products. The main attraction of a variable annuity product is the optional lifetime guarantee where customers can access a stream of payments with downside protection while still being able to invest in a broad range of assets as well as the benefit of tax deferral on the investment growth within the product. The breadth of our product offering, strength of our distribution relationships, and our ability to maintain financial stability through the crisis and remain as a consistent presence within the market, has resulted in Jackson being the number one[4] writer of variable annuities in the US.

Additionally, Jackson developed and launched Elite Access in March 2012. Elite Access is a variable annuity without guarantees, offering customers tax-deferred growth and access to a wide range of alternative investments. In less than three years after its launch, Elite Access is the fourth best-selling variable annuity product in the US. As of third quarter of 2014, Jackson offers three of the top 10 best-selling variable annuity products across the industry.

The success of Elite Access has helped increase the diversification of our product mix with 34 per cent (2013: 31 per cent) →

In focus

Elite Access: go beyond traditional investing

Elite Access


GUIDANCE PORTFOLIOS
TAX ADVANTAGES
EQUITY INVESTMENTS
ALTERNATIVE ASSETS
TACTICAL RISK MANAGEMENT
FIXED INCOME
ALTERNATIVE STRATEGIES
TAX ADVANTAGES
GUIDANCE PORTFOLIOS

US$10bn
sales since inception

Jackson's Elite Access is a new style of variable annuity that enhances traditional investing through diverse investment options, access to portfolios previously unavailable to retail investors, and tax advantages which help customers seek opportunities and manage risk throughout the economic cycle.

Elite Access is a logical extension of Jackson's variable annuity investment freedom philosophy, which provides customers with a large set of investment options and the ability to tailor the portfolio as they desire.

Elite Access helps customers prepare for any market conditions by offering:

- A wide array of traditional equity and fixed-income investments that provide core market exposure;
- Additional diversification from alternative assets and strategies that help customers modernise their portfolio;
- Access to expertise previously available to only institutional and accredited investors, through ready-to-go Guidance Portfolios℠ managed and crafted to meet specific investment objectives using a complement of investments and strategies;
- Tactical management strategies, designed to provide asset allocation flexibility, that adjust to all market cycles – positive or negative; and
- Tax-deferred investment growth and legacy planning options through all phases of the economic cycle.

www.elite-access.com

Variable annuity sales US$bn


20.9
6.4
14.5
23.1
8.0
15.1
34%
2013
2014
Without living benefit guarantees
With living benefit guarantees

Elite access sales US$bn


+26%
4.0
5.1
2013
2014

30 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued of our 2014 variable annuities sales not featuring living benefit guarantees. While sales of fixed annuities and fixed index annuities have been lower, though relatively in line with the market, they still make up a significant portion of our balance sheet and earnings. Jackson stopped selling life insurance products in 2012; however, we continue to look for opportunistic ‘bolt-on’ acquisitions to diversify our earnings and balance sheet risks further. The purchase of Reassure America Life Insurance Company (REALIC) in 2012 has contributed significantly to shape Jackson’s earnings while helping to diversify Jackson’s overall risk profile. We continue to proactively balance value, volume, capital and balance sheet strength across our suite of product offerings which allows us to compete effectively throughout the economic cycle. Distribution capabilities Our distribution teams set us apart from our competitors within the markets in which we compete. Jackson’s wholesaling force is the largest in the industry, supporting thousands of advisers across multiple channels and distribution outlets. Our wholesalers provide extensive training across a variety of topics to these advisers, and in 2014 continued to focus training efforts around its newest product, Elite Access, with a total of 374 Elite Access meetings and over 10,000 advisers in attendance. National Planning Holdings, an affiliate of Jackson, is the sixth5 largest independent broker-dealer network in the country. Leveraging the collective strength of the four broker-dealers within the network, National Planning Holdings is able to meet the specific needs of three key distribution channels: independent representatives, financial institutions, and tax and accounting professionals. We offer registered representatives and investment advisers access to industry-leading mutual fund/asset management companies, insurance carriers, and to thousands of brokerage products. National Planning Holdings provides significant benefits for Jackson by being an outlet for Jackson products and providing market intelligence. Curian is Jackson’s retail asset management arm, distributing investment solutions which include separate accounts, mutual funds, mutual fund wraps and exchange-traded funds through an online platform. Curian gives financial advisers efficient access to a broad range of investment solutions that are developed with institutional-level investment manager due diligence, portfolio construction and asset allocation resources. Operational efficiencies We support our industry-leading distribution teams with award-winning customer service. Jackson was awarded by Service Quality Measurement Group, Inc. ‘World Class Certification’ in customer satisfaction and received the ‘Highest Customer Satisfaction by Industry’ award, achieving the top rating for the financial industry, for the ninth consecutive year. High-quality information technology systems are critical for providing award-winning customer service. We leverage technology to minimise processing errors and reduce the time required to process new business and commissions. The flexibility of our information technology systems contributes to our ability to manufacture, distribute and service an unbundled product design and to distinguish us from others in the industry. This focus on our operational platforms, and the efficiencies achieved as a result, have provided us with among the lowest general and administration expense-to-asset ratio relative to competitors. Disciplined approach Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced with the acceptance of risks we retain. Our conservative and disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging programme. Our hedge philosophy has not changed in 2014. Jackson is able to aggregate financial risks across the Company, obtain a unified view of our risk positions, and actively manage net risks through economically-based hedging programmes. A key element of our core strategy is to protect the Company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with good financial strength ratings and a strong track record of financial discipline, both key elements of our long-term strategy. 4m life customers The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, prior years’ results are shown on a comparable basis. According to LIMRA, U.S. Individual Annuities Survey Participant’s Report (Q3 2014). Source: US Census Bureau. Based on total annuity sales, LIMRA, U.S. Individual Annuities Survey Participant’s Report (Q3 2014). Jackson is ranked first in total variable annuities sales out of 30 participating companies in LIMRA’s quarterly sales survey. Investment News Broker-Dealer Rankings – April 2014 (as reported at the 2014 Investor Conference).

Prudential plc Annual Report 2014 31

United Kingdom: focus

PRUDENTIAL



Performance highlights

- Two 'five star' ratings for excellent service[2], achieved for fourth consecutive year
- Outstanding Achievement Award for continuous customer-service excellence
- FT Adviser – Online Outstanding Achievement Award 2014
- Robust performance despite significant regulatory change impacting retirement income market
- Diversified distribution model focusing on intermediaries, Prudential Financial Planning (our direct advice service) and individual customers via mail, email and telephone
- Continued strong performance of with-profits, in particular PruFund
- Product innovation to meet changing face of UK retirement market
- Strong growth across investment products

www.pru.co.uk

New business profit[1] £m


266
76
190
195
19
176
241
30
211
237
24
213
270
105
165
2010
2011
2012
2013
2014
Wholesale
Retail

IFRS operating profit £m


719
63
656
723
23
700
736
31
705
735
25
710
776
105
671
2010
2011
2012
2013
2014
Wholesale
Retail

Net cash remittances £m


120*
300
297
313
355
325
2010
2011
2012
2013
2014

*One-off release of excess surplus.

Inherited estate £bn


6.8
6.1
7.0
8.0
7.2
2010
2011
2012
2013
2014*

*After the effect of completing the domestication of the Hong Kong branch of the PAC with-profits fund.

Measuring our performance page 20

Strategic report
Our businesses and their performance

32 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued “The business proved resilient despite unprecedented regulatory change in 2014, delivering a stable, robust financial performance while favourable brand recognition, diversified distribution and a market leading with-profits proposition positions us strongly to help customers save with confidence to secure a dependable retirement income.” Jackie Hunt Chief Executive Prudential UK & Europe Market overview The evolution of saving in the UK The configuration of the UK market is unchanged, characterised by an ageing population with wealth concentrated in the 50+ age group and a younger generation of savers who are typically less well-funded. While the announcement of pensions freedoms in the 2014 Budget has significantly reduced restrictions on how these individuals will access their savings to help fund an income in retirement, the need to accumulate savings remains. It constitutes a significant opportunity for companies with a strong brand and a solid track record in the long-term savings market. In the UK we focus on those areas of the market where we are able to bring superior value to our customers, and where we enjoy a competitive advantage, primarily in with-profits and retirement income provision. The changing regulatory landscape The UK life and pensions industry continues to undergo significant change. The announcement by the UK Chancellor in the 2014 Budget to remove compulsory annuitisation and introduce new pension freedoms from April 2015 has been described as a once in a 100-year change. We are supportive of this change and more generally of policy initiatives that will help encourage people to save in greater numbers, and more often, particularly in an environment where there is a significant savings gap. Simultaneously, we are witnessing a shift in how customers view retirement. The distinction between accumulating funds and then using them to provide an income in retirement is no longer clear-cut. We expect to see further opportunities created in the saving and investment market with demand for financial advice increasing and customers engaging more frequently with their providers. These new developments represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers. What we do and how we do it Valuable customer franchise With a pedigree stretching back over more than 166 years, the Prudential UK business has built the foundation of the Group’s iconic brand and its cash, capital and credit-ratings performance. Our approach in the UK is driven by a focus on providing long-term value to our customers based on our longevity experience, multi-asset investment capabilities and our financial strength. In the UK the Prudential brand is long established, well-known and, importantly, well-trusted both in the intermediary financial adviser and the retail marketplaces. This trust and recognition positions us favourably to help customers save with confidence and to understand how to secure a dependable retirement income, through our range of market-leading with-profits and retirement income products. Our strategy and operating principles Balanced metrics and disclosures Disciplined capital allocation Proactive risk management Focus on customers and distribution Asia: accelerate United States: build on strength United Kingdom: focus Asset management: optimise Sustainable value for our stakeholders The strategy in the UK business continues to be one of ‘focus’: — Selective participation; — Capital discipline; — Sustainable cash generation; — Delivering value through cost and persistency management; — Provision of market-leading with-profits investment returns to our customers; and — Opportunities for growth: – broaden risk-managed products and retirement solutions – enhance distribution. Our strategy and operating principles page 18

Prudential plc Annual Report 2014 33

Strategic report
Our businesses and their performance

We continue to focus on meeting customer needs:

- Products and retirement solutions to help customers take advantage of the new pension freedoms;
- Offering a range of ways to do business with us through intermediaries, through our Prudential Financial Planning partners providing advice to customers in their homes, or by telephone and internet;
- Our market-leading PruFund investment range with optional guarantees to suit customers' attitude to risk; and
- Driving year-on-year improvement in service for both customers and intermediaries. Our ongoing commitment to customer service improvement was recognised at the Financial Adviser Service Awards, where we retained our two five star ratings in the Life & Pensions and Investment categories while also receiving the Outstanding Achievement Award for 2014.

In focus

PruFund – a market-leading proposition

When investing or saving for retirement, many of our customers value the potential for both growth and a degree of security against losing money. Prudential UK's PruFund offers these features.

With its market-leading multi-asset fund offering, Prudential UK provides access to our fund management expertise, with:

- Funds with innovative designs that spread risk by investing in many different assets;
- A smoothing process that offers potential growth in the value of the funds, while helping to manage short-term volatility; and
- A range of guarantee options to tie in with customers' future needs.

Strong growth in assets under management £bn


0.1
0.3
0.9
2.5
4.1
5.4
7.5
9.1
11.6
2006
2007
2008
2009
2010
2011
2012
2013
2014

www.pru.co.uk/investments/bonds/investment_bond_fund_range/pmg_multiasset_funds/prufund/

Strong product capability

Prudential is a leader in its chosen markets, benefiting from a strong investment track record, a financially strong with-profits fund and a recognised reputation for developing innovative products such as the PruFund range.

The introduction of new regulations in the form of pension freedoms will allow new ways for our customers to secure an income in retirement. Most notably the removal of compulsory annuitisation has created new and exciting opportunities that play to our strengths. Against the backdrop of a changing regulatory environment, our strong product capability, financial strength, reputation and experience provide a very solid foundation for us to enable customers to save and invest today for the outcomes they wish to achieve in the future.

We have a competitive advantage in with-profits and a distinctive investment franchise in the PruFund range, which in 2014 celebrated its 10th anniversary. Demand remains strong for our products offering downside protection against the volatility of the market, while still providing a steady return over the medium to long term.

We provide a comprehensive range of risk-managed investments, including with-profits bonds and pensions, which continue to outperform other competitors' propositions. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders and have recently made PruFund available in the Individual Savings Account market – a market with customer holdings of £470 billion.

In addition to our customers, our shareholders also continue to benefit from the steady performance of our with-profits based products and the cash they generate. The chart overleaf shows the outperformance of our with-profit funds when compared to peers. This performance has allowed us to add an estimated £1.9 billion to with-profits policies in the year. Policyholders will typically have seen year-on-year increases →

Budget 2014: merging of accumulation and decumulation

The past (typical)	**Work** **Save for retirement** – Pension (DB & DC)	**Retirement** **Take income in retirement** – Annuities
The future (likely)	**Accumulate** **Save for retirement** – Pension (DC) – Greater use of other vehicles	**Decumulate** **Increasing flexibility** – Drawdown – Bonds – ISAs – Annuities – Property – Long-term care
	Increased attractiveness of pensions and ISA	**Increased range of options and solutions**
	Our product set and balance sheet strength position us well for the change

34 Prudential plc Annual Report 2014 Strategic report

Our businesses and their performance continued

With-profits fund outperforming competitors

5-, 10- and 15-year cumulative return to end 2014[3]


15 years 153%
10 years 109%
5 years 52%
Prudential with-profits
15 years 58%
10 years 96%
5 years 45%
FTSE 100 index
15 years 115%
10 years 97%
5 years 52%
Company A with-profits
15 years 108%
10 years 101%
5 years 57%
Company B with-profits
15 years 88%
10 years 82%
5 years 40%
Company C with-profits

of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year.

In Corporate Pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where Prudential is the market leader, providing schemes for 72 of the 99 public-sector authorities in the UK.

Prudential has a long-standing reputation as a leading provider in the bulk annuity marketplace participating at the higher end of the market with the seven transactions completed in 2014 generating sales in excess of £1.7 billion. In a market that has around £1.8 trillion[4] of liabilities that scheme trustees are increasingly keen to remove from their balance sheets, we selectively participate where premiums are larger and the added complexity and greater focus on financial strength is better suited to our core capabilities.

Broad distribution

Prudential has developed a diversified distribution model focusing both on financial advisers and the individual customer through a direct non-advised channel and its own financial planning arm – Prudential Financial Planning – which focuses primarily on the financial planning needs of our existing direct customer base. At the end of 2014, its third year of trading, adviser partner numbers had reached 210. Distribution through financial advisers continues to be our most significant route to market in the UK. 2014 was another successful year, with sales growth of 24 per cent over the same period in 2013 being achieved by our intermediary sales teams.

Our new life company, Prudential Polska, conducted its second year of business in 2014, growing ahead of plan. Headquartered in Warsaw, the business now has 15 branches across the country and 712 financial planning consultants. Its success demonstrates our ability to build a new business franchise and generate value in the European context.

We are also positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our Asia markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material for many years. During 2014 we acquired Express Life in Ghana and Shield Assurance Company in Kenya, both of which have been renamed using the Prudential brand.

In November 2014 we completed the sale of our 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash. This represents an excellent return on our investment and creates the future strategic flexibility to participate in the UK protection market.

Prudential UK & Europe will continue to focus on its core strengths of with-profits and retirement income, while utilising its highly regarded brand franchise in order to help its consumers accumulate savings to help fund a dependable income in retirement. It will do so by expanding the PruFund range initially to the Individual Savings Account market, developing its annuity and income drawdown propositions, and exploring the opportunity to bring further saving and investment products to market following the introduction of pensions freedoms in April 2015.

7m
life customers

Notes
1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, prior years' results are shown on a comparable basis.
2 Financial Adviser Service Awards.
3 Prudential, Financial Express. All figures to 31 December 2014. The with-profits gross performance is gross of tax, charges and the effects of smoothing. Cumulative returns for Company A, B and C have been calculated internally based on bonus announcements gathered from publicly available sources; these may differ from figures quoted by the Company.
4 KPMG analysis based on Purple Book 2013.

Prudential plc Annual Report 2014 35

Strategic report
Our businesses and their performance

Asset management: optimise

M&G INVESTMENTS



Performance highlights

- Record external funds under management of £137 billion
- 34 per cent growth in European retail funds to £31.8 billion under management
- Record 2014 profits of £446 million
- Recognised for its investment performance with numerous awards, including Real Estate Manager and Fixed Income Manager of the Year at the Financial News Awards 2014 for the second consecutive year

M&G external net flows £bn


9.1
1.7
7.4
4.4
0.5
3.9
16.9
9.0*
7.9
9.5
2.1
7.4
7.1
0.4
6.7
2010
2011
2012
2013
2014
Institutional
Retail

*Including £7.6 billion mandate

M&G European retail funds under management £bn


9.0
8.2
14.4
23.7
31.8
2010
2011
2012
2013
2014

Net cash remittances £m


150
213
206
235
285
2010
2011
2012
2013
2014

IFRS operating profit[1] £m


246
301
320
395
446
2010
2011
2012
2013
2014

www.mandg.com

Measuring our performance page 20

36 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued “M&G’s objective is to produce superior long-term investment returns for its clients – individual and institutional investors – and its shareholder. We continue to diversify our business by geography and asset class, while providing capital efficient profits and cash generation for the Group.” Michael McLintock Chief Executive Officer M&G Market overview The European asset management market is the second largest region in the world with total assets of £6.2 trillion2. Demand for asset management services is expected to continue to grow as governments and employers increasingly pass the responsibility for retirement planning and other long-term savings to individuals. Asset managers with records of strong investment performance and well-regarded brands are in a good position to attract flows of new money. The UK asset management industry, M&G’s core market, is the second largest national market in the world with £835 billion3 of assets, and is a global centre of excellence for investment management and a major source of long-term funding for the UK economy. Across its chosen markets, M&G serves the needs of both retail and institutional investors. Market backdrop over the past year The global economy appeared to lose momentum towards the end of 2014. While the US showed signs of improving economics, the Eurozone and Japan struggled to generate positive growth with the Chinese economy softening. Concerns about slower economic activity fuelled an upsurge in market volatility, as investors worried whether central banks would be able to navigate the slowdown and whether ongoing geopolitical tensions would disrupt the recovery. European investors continue to favour fixed-income and mixed asset funds, while in the UK the bond sector saw several periods of net redemptions as savers moved more of their money into equities. What we do and how we do it M&G has been managing money on behalf of third-party investors for more than 80 years. We have long believed that our active approach to investment – selecting investments on a conviction basis rather than following a market index – produces superior returns over the longer term. In the retail market M&G operates a range of UK-domiciled funds which are now distributed across Europe and Asia. Today, clients outside the UK account for more than 45 per cent of M&G’s retail assets under management. In the institutional market, M&G provides a range of strategies that help pension funds, sovereign wealth funds and other large investors match liabilities and achieve growth targets. Some of these strategies were developed originally for Prudential’s insurance funds. Today M&G is an international asset manager with a physical presence in Our strategy and operating principles Balanced metrics and disclosures Disciplined capital allocation Proactive risk management Focus on customers and distribution Asia: accelerate United States: build on strength United kingdom: focus Asset management: optimise Sustainable value for our stakeholders Prudential believes the value of M&G’s asset management capabilities is allowing the business to focus on the generation of superior long-term returns for investors. Through its proven ability to convert investment performance into significant fund flows, M&G is able to increase its exposure to markets and so maximise revenue from the long-term stock of funds under management. The pillars of M&G’s business that support this approach are: — People – an environment that attracts, fosters and retains talented individuals; — Performance – an investment-led business focused on the delivery of long-term returns through active investment management; — Innovative investment ideas which meet client needs and a proven ability to convert these ideas into significant fund flows; and — Diversification by asset class, client type, fund and investment strategy and country.

Prudential plc Annual Report 2014 37

£264bn
funds under management

17 countries and retail products which are distributed in 22 jurisdictions.

Our success is evident in the fact that we have achieved positive net inflows from external clients for 12 consecutive years, reflecting the attractiveness of our diverse fund range and strong investment returns. M&G recorded net fund inflows of £7.1 billion in 2014, compared with £9.5 billion during 2013. While these levels are lower, we expected new business to return to more normal levels following an exceptionally strong period since 2009. It is the consistency with which we generate net sales that drives our business growth and profitability. During the last five years, we have produced average annual net sales of £9.4 billion with external funds under management growing at a compound rate of 14 per cent per annum over the same period. Our ability to maintain a strong sales performance over such a time period demonstrates M&G's ongoing strength in depth across all the principal asset classes and distribution channels. In 2014, no fewer than seven of M&G's retail funds, representing all of the main asset classes, achieved net sales in excess of £250 million over the full year.

M&G's retail market position
Retail fund markets are highly fragmented, with no single company dominating. This reflects the competitive nature of the business and the multiplicity of providers.

Retail clients favour pooled funds, such as open-ended investment companies, which they buy directly from M&G or, more typically, through an intermediary such as an independent financial adviser or discretionary fund manager. By total UK assets under management, M&G is the second largest retail fund manager, with £40.7 billion of assets under management, equivalent to a market share of 7.7 per cent[4]. In Europe, where M&G has distributed funds since 2002, it has over £31.8 billion of assets under management and a market share of 0.59 per cent[5].

M&G's institutional market position
Institutional clients require investment strategies that help them meet future outgoings, from a pension scheme making payments to retired employees to a sovereign wealth fund that finances schools, transport and other infrastructure developments. M&G's ability to design and commercialise investment strategies for such clients is founded on the quality of its people and their acknowledged expertise in the world's credit and real estate markets.

Many of the innovative strategies developed for today's institutional clients are long-term, illiquid investments – from infrastructure and housing to solar parks and corporate lending. Such investments often require a client to sign up for multiple years, creating long-term stability and security in the yields received by the client and the fees received by M&G.

Our institutional fixed-income clients include 63 per cent of the UK's 44 largest pension funds, 38 UK local-authority pension schemes and a number of sovereign wealth funds. M&G Real Estate is one of the world's largest international property investors enabling clients to access a wide range of investment opportunities in real estate across all the major sectors in the UK, Europe and Asia.

In focus

M&G in Italy


M&G
MARC CHAGALL
UNA RETROSPETTIVA
1908 - 1985

£10bn
funds under management in Italy

Since establishing the business in 2012, Italy is now the biggest market for M&G outside the UK with just under £10 billion of retail funds under management at the end of 2014.

These assets represent a 7 per cent[4] share of the Italian cross-border market and have been sourced through organic business development. Business growth has been especially strong in the past few years as Italian savers have embraced our market-leading fixed-income and multi-asset products as alternatives to government bonds. M&G is the number-one[4] cross-border choice for fixed-income funds as at the end of December 2014.

New relationships with private banks and 'promotori', Italy's financial advisers, have been accompanied by substantial investment in the M&G brand. Last year we staged prominent brand advertisements in seven Italian ski resorts and sponsored four ski schools, as well as running product advertisements on the side of trams in Milan. M&G also sponsored the Marc Chagall exhibition in Milan.

www.mandgitalia.it

M&G funds under management £bn


198
109
47
42
2010
201
109
48
44
2011
228
116
57
55
2012
244
118
59
67
2013
264
127
63
74
2014
Internal*
Institutional
Retail

*Invested by Prudential's insurance funds

People
Our investment edge is our people. We employ more than 1,900 people operating from offices across Europe, Asia and in Southern Africa. We take pride in attracting, developing and retaining people of the highest calibre. In return, they are committed to working with us to deliver high performance in serving the long-term needs of our customers.

Our investment teams are primarily based in our headquarters in London where they benefit from the provision of high-quality support staff and investment infrastructure: from analysts and dealers to operations, risk and compliance. Reflecting the need for local expertise in real estate, we also have specialist real estate teams in Paris, Frankfurt, Luxembourg, Singapore, Seoul and Tokyo, in addition to London.

Meeting customers' needs
A committed focus on long-term investment returns means that the interests of M&G →

Strategic report
Our businesses and their performance

38 Prudential plc Annual Report 2014 Strategic report Our businesses and their performance continued and its customers are always aligned, whether clients are individual savers, institutional investors or the funds of Prudential’s insurance operations. M&G has a strong investment brand, built over decades and based on a reputation for honesty, innovation and a commitment to building long-term wealth for our investors. We aim to put our customers at the heart of everything we do and seek to be a trusted partner for all our clients. Investment expertise M&G’s investment expertise spans all the principal asset classes – equities, fixed income and real estate – so that we can always offer investment solutions to our clients as market conditions and investor sentiment change. Equities: our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest. Fixed income: M&G is one of Europe’s largest fixed-income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed-income investment, from the management of sovereign debt and public corporate bond portfolios, through to private debt such as leveraged finance, real estate finance, direct lending and infrastructure. In a ranking of global private debt managers for 2014, M&G ranked fifth6 and was the only European firm in the top 105. Multi-asset: M&G’s multi-asset team, the Macro Investment Business, is responsible for the management of a range of funds for retail investors and segregated accounts for institutional clients. The team applies a top-down ‘macro’ approach, with a strong valuation framework, which can be applied across markets and regions in many market conditions. Real estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors including business space, retail and leisure, residential and alternatives. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. We also have a track record for identifying and exploiting real-estate development opportunities and for the successful delivery of projects. M&G concluded 2014 with circa £4 billion of global transactions. This included £3.2 billion of acquisitions with an average deal size of £50 million. A history of innovation Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets. In combination with this tradition of innovative investment thinking, M&G has a proven ability to convert ideas into significant fund flows. It is these two qualities that make M&G distinctive. M&G has become a pioneer in fixed-income investing over the last two decades with the backing of one of the most experienced and well-resourced teams in the UK. Since the launch of the group’s first retail corporate bond fund in 1994, the Company has created a suite of fixed-income products designed to suit the varying needs of investors. Our latest offering, the M&G Global Floating Rate High Yield Bond Fund, was successfully launched in September 2014 and registered in the UK and across Continental Europe. We believe that this is the first time that retail investors have been given access to the high yield floating rate note market through a collective fund. For bond investors concerned about the risk of an increase in interest rates, this fund offers a means not only to protect their savings but also to benefit from rising yields. In the institutional market, pension funds, sovereign wealth funds and other large clients require stable, longer-term cash flows that help meet their liabilities. Over the last few years, M&G has met this need by building a comprehensive range of fixed-income credit funds designed to provide returns above either inflation or an interest rate. The range includes a public corporate bond fund for clients with daily dealing requirements, funds that allocate to private and illiquid credit (such as corporate and social housing loans) and a fund with the flexibility to seek the best investment opportunities across public and private debt markets. Diversification M&G has pursued business diversification across: — Asset class: expertise across equities, fixed-income, real estate and mixed-asset strategies; — Client type: retail customers and institutional clients including pension funds, sovereign wealth funds, and Prudential’s own long-term insurance funds; — Investment strategy: over 60 pooled retail funds covering domestic, global and emerging market strategies, 13 of which have funds under management of over £1 billion. Institutional clients benefit from a wide-range of pooled and/or segregated fixed-income, equity and real estate strategies; and — Country. Notes 1 Excludes Prudential Capital. 2 Based on data as at Q3 2014. European Fund & Asset Management Association (published on 8 January 2015). 3 Source: Investment Association, 31 December 2014. 4 Source: Assogestioni as of 31 December 2014. Cross-border market is based on assets and flows of funds domiciled outside Italy and managed by foreign groups only. 5 Lipper FMI FundFile, 31 December 2014, based on Europe excluding UK and International region. M&G data sourced internally. 6 Private Debt Investor figures based on amount of capital raised over the last five years for discrete private debt strategies.

Prudential plc Annual Report 2014 39

Strategic report
Chief Financial Officer's report on our 2014 financial performance

Chief Financial Officer's report on our 2014 financial performance

Ongoing enhancements in the quality of our earnings

> "The resilience of our earnings during another year of market volatility and macroeconomic uncertainty, is underpinned by our focus on business with high-return, fast-payback characteristics and by our cautious approach to risk management."



Nic Nicandrou
Chief Financial Officer



Performance highlights

IFRS operating profit[1] £m


CAGR +15%
1,823
2,017
2,520
2,954
3,186
2010
2011
2012
2013
2014

EEV operating profit £m


CAGR +9%
2,868
2,937
3,174
4,204
4,096
2010
2011
2012
2013
2014

Group free surplus generation[8,9] £m


CAGR +11%
1,687
1,982
2,080
2,462
2,579
2010
2011
2012
2013
2014

Business unit remittances £m


CAGR +12%
935
1,105
1,200
1,341
1,482
2010
2011
2012
2013
2014

Measuring our performance page 20

Our strategy and operating principles


Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management
Asia: accelerate
United States: build on strength
Asset management: optimise
United Kingdom: focus
Focus on customers and distribution
Sustainable value for our stakeholders

Prudential aims to have clarity and consistency in the performance indicators that drive our businesses. Alongside this, we develop our financial disclosures to enable our external stakeholders to fairly assess our long-term performance. We have three objectives:

- To demonstrate how we generate profits;
- To show how we think about capital allocation; and
- To highlight the cash generation of our business.

Our strategy and operating principles page 18

40 Prudential plc Annual Report 2014 Strategic report Chief Financial Officer’s report on our 2014 financial performance continued £3,186m IFRS operating profit 14% increase on 2013 Measuring our performance page 20 In 2014 Prudential delivered strong growth in IFRS operating profit and underlying free surplus generation, the two metrics that underpin our 2017 financial objectives. The Group’s overall financial performance increasingly benefits from ongoing enhancements in the quality of our earnings – delivered through stronger growth in non-interest sensitive sources – and from improvements in the balance of profit and cash across different geographies, products and distribution channels. The resilience of our earnings during another year of market volatility and macroeconomic uncertainty, is underpinned by our focus on business with high-return, fast-payback characteristics and by our cautious approach to risk management. Prudential’s balance sheet remains conservatively positioned and the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks. During 2014, the performance of the equity markets in the countries that we operate in has been broadly positive, with the US S&P 500 index up 11 per cent, while the UK FTSE 100 index and the MSCI Asia ex-Japan index were flat. Continued speculation on global growth prospects and the timing of key interest rate decisions has led to some volatility in long-term yields, with most markets experiencing a significant decline in 10-year bond yields during 2014, largely reversing the increases seen in 2013. As significant long-term holders of investment securities, insurance company results reflect the negative and positive fluctuations in the value of these assets. We include the impact of these short-term market movements outside the operating result, which is based on longer-term investment assumptions, on both the IFRS and the European Embedded Value (‘EEV’) reporting bases. In addition, we continue to take steps to protect ourselves from the downside risks to the Group’s financial position associated with the guarantees that we offer to our customers and this also gives rise to short-term investment fluctuations, particularly on the IFRS reporting basis where the corresponding movement in the economic effects associated with these fluctuations is not recognised. Therefore, in the remainder of my report, my comments on the Group’s operating performance exclude these short-term, market-driven effects. In evaluating the 2014 financial performance of the Group, I have presented percentage growth rates before the impact of the pronounced fluctuations in the value of sterling against local currencies in the US and Asia, as this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. As the assets and liabilities of our overseas businesses are translated at period-end exchange rates, the effect of these currency movements has been fully incorporated within reported shareholders’ equity as at 31 December 2014. The key financial highlights of 2014 were: — Group IFRS operating profit of £3,186 million, up 14 per cent; — Group profit before tax attributable to shareholders on an IFRS basis increased to £2,614 million from £1,532 million in 2013, including the financial impact of short-term movements in investment values and other items reported outside the operating result; — Underlying free surplus generation9 (net of investment in new business) of £2,579 million, 9 per cent higher; — On the European Embedded Value (EEV) basis of reporting performance, new business profit1 increased 10 per cent to £2,126 million, contributing to a 4 per cent increase in EEV operating profit1 to £4,096 million; and — EEV basis shareholders’ funds at 31 December 2014 increased to £29.2 billion, 17 per cent higher than the previous year-end on an actual exchange rate basis.

Prudential plc Annual Report 2014 41

Strategic report
Chief Financial Officer's report on our 2014 financial performance

IFRS profits

	Actual exchange rate			Constant exchange rate	
	2014 £m	2013 £m	Change %	2013 £m	Change %
Operating profit before tax					
Long-term business:					
Asia[2]	1,050	1,001	5	905	16
US	1,431	1,243	15	1,181	21
UK	752	706	7	706	7
Long-term business operating profit[2]	3,233	2,950	10	2,792	16
UK general insurance commission	24	29	(17)	29	(17)
Asset management business:					
M&G (including Prudential Capital)	488	441	11	441	11
Eastspring Investments	90	74	22	68	32
US	12	59	(80)	56	(79)
Other income and expenditure[3]	(661)	(599)	(10)	(599)	(10)
Total operating profit based on longer-term investment returns	3,186	2,954	8	2,787	14
Short-term fluctuations in investment returns:					
Insurance operations	(461)	(1,083)	57	(1,036)	56
Other operations	(113)	(27)	(319)	(27)	(319)
	(574)	(1,110)	48	(1,063)	(46)
Other non-operating items[3]	2	(209)	(101)	(192)	(101)
Profit before tax attributable to shareholders	2,614	1,635	60	1,532	71
Tax charge attributable to shareholders' returns	(398)	(289)	(38)	(262)	(52)
Profit for the year attributable to shareholders	2,216	1,346	65	1,270	74

IFRS Earnings per share

	Actual exchange rate			Constant exchange rate	
	2014 pence	2013 pence	Change %	2013 pence	Change %
Basic earnings per share based on operating profit after tax	96.6	90.9	6	85.9	12
Basic earnings per share based on total profit after tax	86.9	52.8	65	49.8	74

Note B1: Analysis of performance by segment page 143 **and Note B6: Earnings per share** page 163

IFRS operating profit

Total IFRS operating profit increased by 14 per cent in 2014 to £3,186 million. The improvement in profitability was broad-based, with all four of our business operations in Asia, the US, UK life and M&G reporting higher operating profit.

- Asia total operating profit of £1,140 million was 17 per cent higher than the previous year, (6 per cent on an actual exchange rate basis), with strong growth in both life insurance and Eastspring Investments, our Asia-based asset management business
- US total operating profit at £1,443 million increased by 17 per cent (11 per cent on an actual exchange rate basis), driven by higher fee income from growth in separate account assets held by the life operations
- UK total operating profit was 6 per cent higher at £776 million, reflecting higher contributions from bulk annuity transactions
- M&G operating profit (excluding Prudential Capital) was 13 per cent higher at £446 million, benefiting from continued growth in assets managed

Life insurance operations: taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 16 per cent to £3,233 million. This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums, and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element, and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded. →

42 Prudential plc Annual Report 2014 Strategic report

Chief Financial Officer's report on our 2014 financial performance continued

Shareholder-backed policyholder liabilities and net liability flows[4]

	2014 £m				2013 £m			
	Actual exchange rate				Actual exchange rate			
	At 1 January 2014	Net liability flows[5]	Market and other movements	At 31 December 2014	At 1 January 2013	Net liability flows[5]	Market and other movements*	At 31 December 2013
Asia	21,931	1,937	2,542	26,410	21,213	2,349	(1,631)	21,931
US	107,411	8,263	11,072	126,746	92,261	9,635	5,515	107,411
UK	50,779	(610)	4,840	55,009	49,505	(1,038)	2,312	50,779
Total Group	180,121	9,590	18,454	208,165	162,979	10,946	6,196	180,121

*Including reduction of £1,026 million following reclassification of Japan as held for sale

Note C4: Policyholder liabilities and unallocated surplus of with-profits funds page 204

→ Focusing on the business supported by shareholder capital – which generates the majority of the life profits – in the course of 2014, policyholder liabilities increased from £180.1 billion at the start of the year to £208.2 billion at 31 December 2014. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows[5] into policyholder liabilities of £9.6 billion in 2014 driven by our US and Asia businesses. Net flows into our Jackson business in the US were £8.3 billion in 2014, reflecting continued success in attracting new variable annuity business. Net flows into Asia continue to be positive at £1.9 billion, representing the increased levels of new regular premium business added this year, offset by higher levels of maturities of products reaching their term. Positive foreign currency translation effects, together with favourable investment market and other movements, have contributed a further £18.5 billion to the increase in policyholder liabilities since the start of the year.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver[6]

	Actual exchange rate						Constant exchange rate		
	2014			2013			2013		
	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps
Spread income	1,131	67,252	168	1,073	64,312	167	1,029	62,909	164
Fee income	1,618	110,955	146	1,391	96,337	144	1,318	93,339	141
With-profits	298	101,290	29	298	97,393	31	295	97,374	30
Insurance margin	1,441			1,356			1,264		
Margin on revenues	1,721			1,749			1,600		
Acquisition costs*	(2,014)	4,650	(43)%	(2,039)	4,423	(46)%	(1,899)	4,165	(46)%
Administration expenses	(1,454)	186,049	(78)	(1,428)	169,158	(84)	(1,338)	164,362	(81)
DAC adjustments	277			334			315		
Expected return on shareholder assets	215			216			208		
Operating profit based on longer-term investment returns	3,233			2,950			2,792		

*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

Note I(a): Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver page 313

In 2014, alongside growing our overall level of life operating profit, we continued to focus on improving its quality. We achieved this by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance margin because it is relatively insensitive to the equity and interest rate cycle, and fee income because it is capital-efficient. Our strategic emphasis on growing our offering of risk products such as health and protection, drove insurance margin 14 per cent higher (6 per cent on an actual exchange rate basis), while fee income was up 23 per cent (16 per cent on an actual exchange rate basis) primarily reflecting the growth in the level of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income increased at a more subdued rate of 10 per cent (5 per cent on an actual exchange rate basis). The fact that insurance margin and fee income generated a higher and growing proportion of our income represents a healthy evolution in the quality, resilience and balance of our earnings. Our share of returns from with-profits operations was in line with 2013, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The costs we have incurred in writing new business and in administering the in-force life businesses also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

Prudential plc Annual Report 2014 43

IFRS operating profit from our portfolio of life insurance operations in **Asia** was up 16 per cent to £1,050 million, driven by the increasing scale of the in-force business and our regular premium health and protection-oriented product focus. Indonesia IFRS operating profit, our largest market on this measure, was up by 27 per cent to £309 million, reflecting growth in insurance and fee income following the high level of protection and savings product sales in recent years. We are also encouraged to see further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam now accounting for 15 per cent of Asia's life operating profit compared to just 5 per cent only two years ago.

In the **US**, life IFRS operating profit increased by 21 per cent to £1,431 million, primarily as a result of a 26 per cent increase in fee income, which is now Jackson's main source of income. The uplift in fee income reflects the growth in average separate account assets from £57.1 billion in 2013 to £72.5 billion in 2014, equating to an increase of 27 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. The contribution from insurance margin has also increased by 20 per cent, as we continue to realise the benefits of the REALIC acquisition. We remain focused on improving the balance of Jackson's profits and diversifying its sources of earnings, and we are pleased with the growing contribution to sales of Elite Access, our variable annuity product without living benefits.

UK life IFRS operating profit was 7 per cent higher than 2013 at £752 million (2013: £706 million), principally due to a £105 million profit contribution from bulk annuity transactions (2013: £25 million), the result of our selective approach of only writing this business on attractive returns. The UK market reforms announced in March 2014 triggered a dramatic market-wide decline in sales of individual annuities. Our UK life business was similarly affected and experienced a £53 million decline in profit from new retail annuity sales (from £110 million in 2013 to £57 million in 2014). Life IFRS operating profit includes a contribution of £23 million from our 25 per cent share of the PruHealth and PruProtect businesses which we disposed in November 2014.

Asset management net inflows and external funds under management[7]

	External net inflows					External funds under management		
	Actual exchange rate			Constant exchange rate		Actual exchange rate		
	2014 £m	2013 £m	Change %	2013 £m	Change %	2014 £m	2013 £m	Change %
M&G								
Retail	6,686	7,342	(9)	7,342	(9)	74,289	67,202	11
Institutional	401	2,148	(81)	2,148	(81)	62,758	58,787	7
M&G	7,087	9,490	(25)	9,490	(25)	137,047	125,989	9
Eastspring Investments[8]	5,430	1,575	245	1,439	277	25,333	17,927	41
Total asset management	12,517	11,065	13	10,929	15	162,380	143,916	13
Total asset management (including MMF)	12,526	11,587	8	11,409	10	167,180	148,212	13

Note 1(c): Analysis of asset management operating profit based on longer-term investment returns page 319

Asset management: our asset management businesses in the UK and Asia collectively contributed IFRS operating profit of £578 million, up 14 per cent on 2013. Similar to the trend observed in our life operations, growth in asset management operating profit primarily reflects the increased scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net inflows from external parties into these funds, excluding Money Market Funds (MMF), were £12.5 billion in 2014 (2013: £10.9 billion on a constant exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £162.4 billion at 31 December 2014 compared to £143.9 billion at 31 December 2013.

M&G's IFRS operating profit increased 13 per cent to £446 million (2013: £395 million), reflecting a 12 per cent rise in underlying profit to £400 million (2013: £358 million), higher performance-related fees at £33 million (2013: £25 million) and £13 million from earnings from associates (2013: £12 million). The increase in underlying profit was principally driven by higher average levels of funds under management, following a period of strong net inflows and positive market movements. The increasing proportion of higher-margin external retail business improved M&G's average fee income to 38 basis points (2013: 37 basis points). Higher income more than matched the rise in operating costs driven by increased headcount and infrastructure investment. Reflecting this, the underlying cost income ratio, which excludes revenue from performance-related payments and earnings from associates, improved to 58 per cent (2013: 59 per cent).

Our Asia asset management business, **Eastspring Investments**, has also benefited from growth in funds under management, with IFRS operating profit of £90 million, up 32 per cent. In the US, our asset management businesses, PPM America and Curian, together with our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profit of £12 million (2013: profit of £56 million on a constant exchange rate basis) after a £38 million charge which related primarily to the refund of certain fees by Curian.

IFRS short-term fluctuations

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2014 the total short-term fluctuations in investment returns relating to the life operations were negative £461 million, comprising positive £178 million for Asia, negative £1,103 million in the US and positive £464 million in the UK. →

Strategic report
Chief Financial Officer's report on our 2014 financial performance

44 Prudential plc Annual Report 2014 Strategic report

Chief Financial Officer's report on our 2014 financial performance continued

→ In Asia, the positive short-term fluctuations of £178 million primarily reflect net unrealised gains on fixed-income securities following falls in bond yields across the region during the year.

Negative short-term fluctuations of £1,103 million in the US mainly reflected the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. The rise in equity markets in 2014 generated negative value movements on the equity derivatives that are held to mitigate against the downside risk of a decline in equity markets. Due to IFRS accounting practice, the corresponding offset in the valuation of obligations to customers is not fully recognised, leading to a negative overall movement within IFRS profits. Declining interest rates and unfavourable movements in implied volatility also led to net negative value movements, due to similar accounting asymmetries. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets, and therefore accepts variability in the accounting results. Viewed through the local regulatory risk-based capital lens, the hedge programme was essentially break-even on this basis, as movements in hedge assets and guarantee reserves broadly offset. As a result, Jackson's regulatory risk-based capital ratio was broadly unchanged at 456 per cent at the end of 2014 (31 December 2013: 450 per cent).

The positive short-term fluctuations of £464 million in the UK include net unrealised gains on fixed-income assets supporting the capital of the shareholder-backed annuity business.

IFRS effective tax rates

In 2014, the effective tax rate on IFRS operating profit based on longer-term investment returns was 23 per cent, in line with the 22 per cent equivalent rate in 2013.

The 2014 effective tax rate on the total IFRS profit was 15 per cent (2013: 18 per cent), reflecting corporate tax rate reductions in certain jurisdictions and a change in the overall geographic mix of profit which is subject to different tax rates.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £2,237 million remitted to tax authorities in 2014. This was higher than the equivalent amount of £1,797 million in 2013, reflecting increased profits and the non-recurrence of the 2013 tax refunds for previous overpaid taxes.

	2014 £m				2013 £m			
	Corporation taxes	Other taxes	Taxes collected	Total	Corporation taxes	Other taxes	Taxes collected	Total
Taxes paid in:								
Asia	199	52	87	338	148	48	123	319
US	205	35	375	615	(58)	35	315	292
UK	314	202	759	1,275	327	152	702	1,181
Other	3	4	2	9	1	1	3	5
Total tax paid	721	293	1,223	2,237	418	236	1,143	1,797

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which include sales taxes, employee and annuitant payroll taxes.

Free surplus generation

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the year. In 2014 underlying free surplus generation, after investment in new business, increased by 9 per cent to £2,579 million.

£2,579m
underlying free surplus generation

9%↑
increase on 2013

Measuring our performance page 20

Prudential plc Annual Report 2014 45

Free surplus generation

	Actual exchange rate			Constant exchange rate	
	2014 £m	2013 £m	Change %	2013 £m	Change %
Free surplus generation[9]					
Asia	938	883	6	801	17
US	1,197	1,168	2	1,109	8
UK	664	702	(5)	702	(5)
M&G (including Prudential Capital)	386	346	12	346	12
Underlying free surplus generated from in-force life business and asset management	3,185	3,099	3	2,958	8
Investment in new business	(606)	(637)	5	(597)	(2)
Underlying free surplus generated	2,579	2,462	5	2,361	9
Market related movements, timing differences and other movements	(6)	(807)			
Net cash remitted by business units	(1,482)	(1,341)			
Total movement in free surplus	1,091	314			
Free surplus at 1 January	4,003	3,689			
Effect of domestication of Hong Kong branch	(35)	–			
Free surplus at end of year	5,059	4,003			

Note 11: Analysis of movement in free surplus page 289

The increase in free surplus generated by our life insurance businesses reflects our growing scale and the highly capital generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast-payback profiles, and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential in our industry. In line with this approach, **Asia** and the **US** reported strong increases in free surplus generation. In the **UK**, a higher underlying contribution from the in-force portfolio was masked by the non-recurrence of a positive assumption change in 2013. The closing value of free surplus in our life and asset management operations increased to £5,059 million at 31 December 2014 (31 December 2013: £4,003 million, on an actual exchange rate basis), after financing reinvestment in new business and funding cash remittances from the business units to Group.

We invested £606 million of the free surplus generated during the year in writing new business (2013: £597 million on a constant exchange rate basis) equivalent to a re-investment rate[10] of 19 per cent, which is in line with recent periods. **Asia** remained the primary destination of our new business investment, given the superior profitable growth opportunities available in that region. In the **US**, new business investment decreased despite higher new business volumes, mainly due to proactive actions to reduce commissions and changes in product mix. New business investment in the **UK** increased to £73 million (2013: £29 million), reflecting changes to business mix, in particular the higher level of bulk annuity business written in 2014.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all three business operations, and the average payback period[11] for business written in 2014 was three years for Asia, one year for the US and four years for the UK.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities. →

Holding company cash[12]

	Actual exchange rate		
	2014 £m	2013 £m	Change %
Net cash remitted by business units:			
Asia	400	400	–
US	415	294	41
UK	325	355	(8)
M&G	285	235	21
Prudential Capital	57	57	–
Net cash remitted by business units	1,482	1,341	11
Holding company cash at 31 December	1,480	2,230	

Note II(a): Holding company cash flow page 320

Strategic report
Chief Financial Officer's report on our 2014 financial performance

46 Prudential plc Annual Report 2014 Strategic report

Chief Financial Officer's report on our 2014 financial performance continued

→ Cash remitted by the business units to the corporate centre in 2014 increased by 11 per cent to £1,482 million with significant contributions from each of our four major business units. The higher overall total in 2014 has been driven by growth in the remittance from the US to a record £415 million (2013: £294 million), reflecting both the strong capital generation of Jackson's life business in the year and its effective approach to risk management. Notwithstanding the depreciation of many Asia currencies against sterling, net remittances from these operations proved resilient at £400 million. As announced earlier in 2014, regulatory developments in the UK require us to increase the level of investment in new business and in upgrading our UK pre- and post-retirement customer proposition. This investment will temper remittances in the short term from our UK life business. M&G increased its remittance to £285 million, reflecting underlying earnings growth.

Cash remitted to the Group in 2014 was used to meet central costs of £353 million (2013: £315 million), pay dividends of £895 million (2013: £781 million) and repay £445 million (US$750 million) of 11.75 per cent perpetual subordinated debt. In addition, £503 million (US$850 million) of central cash was used to finance the initial up-front payment for the renewal of the distribution agreement with Standard Chartered Bank. Reflecting these movements in the year, total holding company cash at the end of 2014 was £1,480 million compared to £2,230 million at the end of 2013.

£1,482m
net cash remittances from business units

11%↑
increase on 2013

Measuring our performance page 20

EEV profits[1]

	Actual exchange rate			Constant exchange rate	
	2014 £m	2013 £m[1]	Change %	2013 £m[1]	Change %
Post-tax operating profit					
Long-term business:					
Asia[2]	1,900	1,891	–	1,704	12
US	1,528	1,526	–	1,449	5
UK	746	832	(10)	832	(10)
Long-term business operating profit[2]	4,174	4,249	(2)	3,985	5
UK general insurance commission	19	22	(14)	22	(14)
Asset management business:					
M&G (including Prudential Capital)	386	346	12	346	12
Eastspring Investments	78	64	22	59	32
US	6	39	(85)	37	(84)
Other income and expenditure[13]	(567)	(516)	(10)	(516)	(10)
Post-tax operating profit based on longer-term investment returns	4,096	4,204	(3)	3,933	4
Short-term fluctuations in investment returns:					
Insurance operations	856	(560)	253	(525)	263
Other operations	(93)	(4)	–	(4)	–
	763	(564)	235	(529)	244
Effect of changes in economic assumptions	(369)	629	(159)	623	(159)
Other non-operating items[13]	(147)	89	(265)	94	(256)
Profit attributable to shareholders	4,343	4,358	–	4,121	5

Earnings per share

	Actual Exchange Rate			Constant Exchange Rate	
	2014 pence	2013 pence	Change %	2013 pence	Change %
Basic earnings per share based on post-tax operating profit	160.7	165.0	(3)	154.4	4
Basic earnings per share based on post-tax total profit	170.4	171.0	–	161.7	5

Note 2: Results analysis by business area page 280

Prudential plc Annual Report 2014 47 EEV operating profit1 On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 4 per cent higher (negative 3 per cent on an actual exchange rate basis) at £4,096 million in 2014. The increase is primarily due to higher new business profit from the Group’s life businesses, which increased by 10 per cent to £2,126 million. Contributions both from new business and from our in-force portfolio were negatively impacted by the fall in long-term interest rates over 2014. If long-term interest rates at the end of 2014 had remained at the same levels as those at the start of the year, new business profit and EEV operating profit would have increased year-on-year by 14 per cent and 11 per cent respectively (on a constant exchange rate basis). In Asia, EEV life operating profit was up 12 per cent to £1,900 million2, with in-force profit up 10 per cent to £738 million2, benefiting from increased scale across all our operations. Asia new business profit was 13 per cent higher at £1,162 million, reflecting volume growth from the continued build out of our distribution platform, as well as management actions to improve product mix, geographic mix and pricing. The increase in new business profit continues to be driven by our seven ‘sweet spot’ markets14 of South-east Asia including Hong Kong, which increased their combined contribution by 16 per cent, despite a broadly unchanged result from Indonesia. Jackson’s EEV life operating profit increased by 5 per cent to £1,528 million, driven by growth in the scale of our in-force book and higher new business profit. In-force profit increased by 7 per cent compared to the prior year, reflecting higher unwind from the larger book of existing business and an increased contribution from spread, persistency and mortality experience profits, the result of our disciplined approach to the way we manage and reserve for the risks of this business. US new business profit was up 4 per cent to £694 million, consistent with the 4 per cent increase in sales volume. Jackson’s ongoing product and pricing actions have mitigated the adverse impact on new business profit of the 88 basis points reduction in 10-year treasury yields since the end of 2013. In the UK, EEV life operating profit fell by 10 per cent to £746 million. The decline is mainly due to the non-recurrence of a £98 million positive assumption change in 2013, representing the beneficial effect arising from the reduction in UK corporation tax rates. New business profit increased 14 per cent to £270 million (2013: £237 million), reflecting a contribution of £105 million from seven £2,126m EEV new business profit 10% increase on 2013 Measuring our performance page 20 bulk annuity transactions in 2014 (2013: three, £24 million). In UK retail, new business profit was 23 per cent lower at £165 million (2013: £213 million), due to decline in sales of individual annuities which typically attract higher margins. EEV non-operating result1 EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are captured in non-operating profit which increased the 2014 results by a net £247 million (2013: net increase of £154 million on an actual exchange rate basis). EEV short-term fluctuations1 Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit. Short-term fluctuations in investment returns for life operations of positive £856 million include positive £439 million for Asia, negative £166 million for our US operations and positive £583 million in the UK. In Asia and the UK, positive short-term fluctuations principally reflect unrealised movements on bond holdings in the year. In the US, the variance represents the favourable impact of market movements on the expected level of future fee income from variable annuity separate accounts balances, offset by the net value movements on derivatives held to manage the Group’s equity and interest rates exposure. Effect of changes in economic assumptions1 The reduction in long-term yields since the end of 2013 has an adverse impact on the overall level of future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations, they give rise to a negative movement of £369 million in 2014 (2013: positive £629 million on an actual exchange rate basis) partly offsetting the overall positive short-term fluctuations reported in the year. Capital position, financing and liquidity Capital position We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2014 our Insurance Groups Directive surplus is estimated at £4.7 billion before deducting the 2014 final dividend, equivalent to a solvency cover of 2.4 times. All our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio at the end of 2014 was 456 per cent, having remitted £415 million to Group earlier in the year, which underlines our disciplined approach to managing the balance between volume, value, risk and cash in this business. We experienced no default losses and reported modest levels of impairments across our fixed-income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our £2.2 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Group Chief Risk Officer’s report. Solvency II is scheduled to come into effect on 1 January 2016. Along with the full-year 2013 results, we published for the first time the Group’s end-2013 economic capital position. At 31 December 2014, our economic capital15 surplus was £9.7 billion (2013: £11.3 billion), which is equivalent to an economic capital ratio of 218 per cent (2013: ratio of 257 per cent). The methodology underpinning this measure is highly sensitive to market movements. Economic capital generated from new and in-force business of £1.8 billion, was offset by the negative Strategic report Chief Financial Officer’s report on our 2014 financial performance

48 Prudential plc Annual Report 2014 Strategic report

Chief Financial Officer's report on our 2014 financial performance continued

→ market effects of £0.9 billion, reflecting the sharp decline in UK interest rates, and by the payment of £0.9 billion of dividends to shareholders. Corporate actions during 2014, comprising new distribution agreements, debt repayment, domestication of the Hong Kong branch, impact of disposals, and foreign exchange utilised a combined £1.3 billion of economic capital. Model refinements accounted for the remaining year-on-year movement.

These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II internal model approval. The eventual Solvency II Pillar I ratio therefore, remains uncertain and is expected to be lower than our economic capital ratio.

Financing and liquidity

Shareholders' net core structural borrowings and ratings

	2014 £m			2013 £m		
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	3,869	579	4,448	4,211	392	4,603
Prudential Capital	275	–	275	275	–	275
Jackson surplus notes	160	42	202	150	38	188
Total	4,304	621	4,925	4,636	430	5,066
Less: holding company cash and short-term investments	(1,480)	–	(1,480)	(2,230)	–	(2,230)
Net core structural borrowings of shareholder-financed operations	2,824	621	3,445	2,406	430	2,836

Note C6.1: Core structural borrowings of shareholder-financed operations page 225

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £1.5 billion at 31 December 2014, compared with £2.2 billion at the end of 2013, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis, the Group's core structural borrowings at 31 December 2014 were £4,304 million (31 December 2013: £4,636 million on an actual exchange rate basis) and comprised £3,869 million (31 December 2013: £4,211 million on an actual exchange rate basis) of debt held by the holding company, and £435 million (31 December 2013: £425 million on an actual exchange rate basis) of debt held by the Group's subsidiaries, Prudential Capital and Jackson. The Group redeemed US$750 million of 11.75 per cent perpetual subordinated capital securities during the year.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2014, we had issued commercial paper under this programme totalling £365 million, US$1,926 million and €135 million to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2018 and 2019. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2014. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2014, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net debt) was 19 per cent, compared to 20 per cent at 31 December 2013. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody's in April 2014 following the UK market reforms announced in the March 2014 UK Budget.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co Singapore (Pte) Ltd's (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Prudential plc Annual Report 2014 49

Shareholders' funds

	IFRS		EEV	
	2014 £m	2013 £m	2014 £m	2013 £m
Profit after tax for the year	2,216	1,346	4,343	4,358
Exchange movements, net of related tax	220	(255)	737	(1,077)
Unrealised gains and losses on Jackson fixed-income securities classified as available for sale[16]	565	(1,034)	–	–
Dividends	(895)	(781)	(895)	(781)
Other	55	15	131	(87)
Net increase (decrease) in shareholders' funds	2,161	(709)	4,316	2,413
Shareholders' funds at beginning of the year	9,650	10,359	24,856	22,443
Effect of domestication of Hong Kong branch	–	–	(11)	–
Shareholders' funds at end of the year	11,811	9,650	29,161	24,856
Shareholders' value per share	460p	377p	1,136p	971p
Return on shareholders' funds[17]	26%	23%	16%	19%

IFRS Consolidated statement of changes in equity page 125 and Note 12: Reconciliation of movement in shareholders' equity page 291

In the second half of 2014 the US dollar appreciated strongly relative to sterling reflecting market expectations of a sustained recovery in the US. With approximately 36 per cent of the Group's IFRS net assets (52 per cent of EEV net assets) denominated in US dollars (or currencies that are either pegged or managed by reference to US dollars), this generated a positive foreign exchange movement on net assets in the year. In addition, the reduction in US 10-year treasury rates, produced unrealised gains on fixed-income securities held by Jackson that are accounted on an amortised cost basis under IFRS.

Taking these non-operating movements into account, the Group's IFRS shareholders' funds at 31 December 2014 increased by 22 per cent to £11.8 billion (31 December 2013: £9.6 billion on an actual exchange rate basis).

£29.2bn
EEV shareholders' funds

equivalent to
1,136p
per share

Measuring our performance page 20

The Group's EEV shareholders' funds also increased by 17 per cent to £29.2 billion (31 December 2013: £24.9 billion on an actual exchange rate basis). On a per share basis the Group's embedded value at 31 December 2014 stood at 1,136 pence, up from 971 pence at 31 December 2013.

Corporate transactions

Bancassurance partnership with Standard Chartered Bank PLC

On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asia bancassurance partnership with Standard Chartered Bank PLC. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered Bank branches in nine markets – Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan – subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank distributes Prudential's life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction, Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

Sale of PruHealth and PruProtect

On 10 November 2014, Prudential Assurance Company Limited completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash. This resulted in an IFRS profit of £86 million and EEV gain of £44 million, both of which have been included in non-operating profit.

Domestication of Hong Kong Branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong-incorporated Prudential companies, one providing life insurance and the other providing general insurance – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority's Pillar 1 Peak 2 basis, £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers' share (including policyholder asset share liabilities and £1.2 billion of inherited estate) and £0.1 billion of shareholders' funds (for the excess assets of the transferred non-participating business) were transferred.

Disposal of Japan life business

In February 2015 the Group completed the disposal of its closed book life insurance business in Japan, PCA Life Insurance Company Limited (PCA Life Japan), to SBI Holdings for US$85 million cash consideration, of which US$17 million is deferred and is dependent upon the future performance of PCA Life Japan. →

Strategic report
Chief Financial Officer's report on our 2014 financial performance

50 Prudential plc Annual Report 2014 Strategic report Chief Financial Officer’s report on our 2014 financial performance continued Entrance into Ghana and Kenya life insurance markets In April 2014 we completed the acquisition of Express Life of Ghana, and in September 2014 we entered the Kenyan life insurance market via our acquisition of Shield Assurance Company Limited. Dividend The Board has decided to rebase the full-year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group. Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate. Notes 1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly 2013 results are shown on a comparable basis. 2 After Asia development costs. 3 Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure, and other non-operating items. 4 Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia. 5 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths. 6 For basis of preparation, see note I (a) of additional unaudited IFRS financial information. 7 Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures. 8 Net inflows exclude Asia Money Market Fund (MMF) inflows of £9 million (2013: net inflows £522 million). External funds under management exclude Asia MMF balances of £4,800 million (2013: £4,296 million). 9 Free surplus generation represents ‘underlying free surplus’ based on operating movements, including the general insurance commission earned during the period, and excludes market movements, foreign exchange, capital movements, shareholders’ other income and expenditure and centrally arising restructuring and Solvency II implementation costs. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. 10 Investment in new business as a percentage of underlying free surplus generated from in-force life business and asset management. 11 Payback period, measured on an undiscounted basis, is the time in which the initial ‘cash’ outflow of investment is expected to be recovered from the ‘cash’ inflows generated by the investment. The ‘cash’ outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment. 12 The full holding company cash flow is disclosed in note II (a) of additional unaudited IFRS financial information. 13 Refer to the EEV basis supplementary information – post-tax operating profit based on longer-term investment returns and post-tax summarised consolidated income statement, for the breakdown of other income and expenditure, and other non-operating items. 14 ‘Sweet spot’ markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand. 15 The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of additional unaudited financial information. The economic capital ratio is based on outputs from the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but, given the degree of uncertainty remaining, these economic capital disclosures should not be interpreted as outputs from an approved internal model. 16 Net of related charges to deferred acquisition costs and tax. 17 Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

Prudential plc Annual Report 2014 51

Group Chief Risk Officer's report on the risks facing our business and our capital strength

Creating value on a risk-adjusted basis

Strategic report

Group Chief Risk Officer's report on the risks facing our business and our capital strength

"We take exposure to risks that are consistent with our risk appetite framework and philosophy towards risk-taking, and where doing so contributes to value creation on a risk-adjusted basis."



Pierre-Olivier Bouée
Group Chief Risk Officer



We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and that deliver real value.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Risk governance

(Unaudited)

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk-taking and management, risk control and oversight and independent assurance. The diagram overleaf outlines the Group level framework.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group's business units. Some of the key responsibilities of the Group Risk Committee include the responsibility for recommending the Own Risk and Solvency Assessment and other regulatory submissions to the Board, keeping the 'three lines of defence' framework under review and monitoring the effectiveness of the Group Chief Risk Officer. →

Our strategy and operating principles


Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management
Asia: accelerate
United States: build on strength
Focus on customers and distribution
Asset management: optimise
United Kingdom: focus
Sustainable value for our stakeholders

Prudential retains material risks only where consistent with our risk appetite and risk-taking philosophy, that is:

- They contribute to value creation;
- Adverse outcomes can be withstood; and
- We have the capabilities, expertise, processes and controls to manage them.

Our strategy and operating principles page 18

52 Prudential plc Annual Report 2014 Strategic report

Group Chief Risk Officer's report on the risks facing our business and our capital strength continued

→ Risk-taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

Principles and objective

(Unaudited)

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking. The Group's current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Risk appetite and limits

(Audited)

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. →

Group level framework



Board
Board
Nomination Committee
Remuneration Committee
Risk Committee
Audit Committee
1st line of defence
2nd line of defence
3rd line of defence
Executives
Group CEO
GEC
BSCMC
CFO
GERC
Group CRO
Management
TAC
GCRC
GORC
GwIRC
GAB-CSC
STOC
Group Compliance
Group Security
Group Risk
Group-wide Internal Audit

Key

- Board-level committees
- Executive personnel
- Exec/Management committees
- GHO functions
- Direct reporting line
- Regular communication and escalation

GEC	Group Executive Committee
BSCMC	Balance Sheet & Capital Management Committee
GERC	Group Executive Risk Committee
TAC	Technical Actuarial Committee
GCRC	Group Credit Risk Committee
GORC	Group Operational Risk Committee
GwIRC	Group-wide information Risk Committee
GABCSC	Group Anti-Bribery and Corruption Steering Committee
STOC	Solvency II Technical Oversight Committee

Risk objectives

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

1. **Framework**
Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk-taking
2. **Monitoring**
Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers
3. **Control**
Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events
4. **Communication**
Effectively communicate the Group's risk, capital and profitability position to both internal and external stakeholders
5. **Culture**
Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

Prudential plc Annual Report 2014 53
Risk management – the first line of defence
Risk-taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.
Group Executive Committee (GEC)
Purpose: Supports the Group Chief Executive in the executive management of the Group and is comprised of the Chief Executives of each of the Group’s major business units, as well as a number of functional specialists.
Meets: Usually fortnightly
Balance Sheet and Capital Management Committee (BSCMC) Purpose: Supports the Chief Financial Officer in the management of the Group’s balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group. The BSCMC is comprised of a number of functional specialists.
Meets: Monthly
Risk oversight – the second line of defence
Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.
Group Executive Risk Committee (GERC)
Purpose: Oversees the Group’s risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group’s capital position.
Reports to: Group Chief Executive Meets: Monthly
Technical Actuarial Committee (TAC) Purpose: Sets the methodology for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis.
Reports to: GERC
Meets: Usually monthly and more often as required
Group Credit Risk Committee (GCRC) Purpose: Reviews the Group’s investment and counterparty credit risk positions
Reports to: GERC
Meets: Monthly
Group Operational Risk Committee (GORC) Purpose: Overseas the Group’s operational risk exposures.
Reports to: GERC
Meets: Quarterly
Solvency II Technical Oversight Committee (STOC) Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group’s Internal Model.
Reports to: GERC
Meets: Usually 10 times annually
The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value.
Independent assurance – the third line of defence
Group-wide Internal Audit (GwIA)
The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, its Audit and Risk Committees and the Group Executive Committee, to help protect the assets, sustainability and reputation of the Group.
Group Chief Risk Officer’s report on the risks facing Strategic report our business and our capital strength

54 Prudential plc Annual Report 2014 Strategic report
Group Chief Risk Officer’s report on the risks facing our business and our capital strength continued
The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.
Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.
Capital requirements: the limits aim to ensure that: a. the Group meets its internal economic capital requirements; b. the Group achieves its desired target rating to meet its business objectives; and c. supervisory intervention is avoided. The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.
We also define risk appetite statements and measures (ie limits, triggers and indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits.
The Group Risk Framework risk categorisation is shown in the table below.
Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.
Risk policies
(Audited)
Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.
Risk culture
(Unaudited)
We work to promote a responsible risk culture in three main ways: a. by the leadership and behaviours demonstrated by management; b. by building skills and capabilities to support management; and c. by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.
The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.
Risk reporting
(Unaudited)
An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committee and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.
Group Risk Framework risk categorisation
Category Risk type Definition
Financial risks Market risk The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fuctuations in the level or volatility of market prices of assets and liabilities.
Credit risk The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fuctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (e.g. downgrade or spread widening).
Insurance risk The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
Liquidity risk The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks Operational risk The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
Business Exposure to forces in the external environment that could significantly change the environment risk fundamentals that drive the business’s overall strategy.
Strategic risk Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Prudential plc Annual Report 2014 55
Key risks
Market risk
(i) Investment risk
(Audited)
In Prudential UK, investment risk arising on the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £7.2 billion as at 31 December 2014
(1 January 2014: £6.8 billion, after the domestication of Hong Kong business) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy within the fund.
In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and to the effect of falling equity markets on its with-profits businesses.
In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including repricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.
The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting.
(ii) Interest rate risk
(Audited)
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as reprice and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.
Interest rate risk arises in our UK business from the need to match cash fows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.
In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash fows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.
Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.
(iii) Foreign exchange risk
(Audited)
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.
We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.
Credit risk
(Audited)
We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.
(i) Debt and loan portfolio
(Audited)
Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 37 per cent or £31.7 billion of our exposure. Credit risk arising from £46.6 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.
The debt portfolio of our Asia business totalled £23.6 billion at 31 December 2014. Of this, approximately 67 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 33 per cent is shareholder exposure.
Credit risk arises in the general account of our US business, where £33.0 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.6 billion of residential mortgage-backed securities, of which £0.8 billion (52 per cent) are issued by US government-sponsored agencies.
The shareholder-owned debt and loan portfolio of the Group’s asset
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56 Prudential plc Annual Report 2014 Strategic report
Group Chief Risk Officer’s report on the risks facing our business and our capital strength continued
management operations of £2.3 billion as at 31 December 2014 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.
The Group’s credit exposure to the oil and gas sector represents circa 5 per cent or £3.4 billion of the shareholder portfolio. Some counterparties may experience stress from ongoing low oil prices but this is not currently expected to have a material adverse impact on the Group’s exposure. The oil and gas sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.
Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.
(ii) Group sovereign debt and bank debt exposure
(Audited)
Sovereign debt1 represented 15 per cent or £11.0 billion of the debt portfolio backing shareholder business at 31 December 2014 (31 December 2013: 15 per cent or £10.2 billion). 43 per cent of this was rated AAA and 95 per cent investment grade (31 December 2013: 44 per cent AAA, 92 per cent investment grade). At
31 December 2014, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt1 was £476 million. 82 per cent of this was AAA rated (31 December 2013: 84 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £63 million (31 December 2013: £54 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.
Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.
The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at
31 December 2014 are given in Note C3.3(f) of the Group’s IFRS financial statements.
(iii) Counterparty credit risk
(Audited)
We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, infiation swaps, cross-currency swaps, swaptions and credit default swaps.
All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.
Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.
Note C3.3: Debt securities page 190 Note C3.4: Loans portfolio page 197
Insurance risk
(Audited)
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.
We continue to conduct research into longevity risk using both industry data and experience from our substantial annuity portfolio. The assumptions that we make about future rates of mortality improvement within our UK annuity portfolio are key to our pricing and reserving. Recent changes to UK legislation, removing an individual’s requirement to convert a pension fund into an annuity, are also demanding particular scrutiny. We continue to seek opportunities to transfer longevity risk to reinsurers or to the capital markets and have transacted when terms are suf?ciently attractive and aligned with our risk management framework.
Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business. In Asia, a key assumption is the rate of medical infiation, typically in excess of general price inflation.
Our persistency assumptions relect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.
Liquidity risk
(Audited)
Our parent company has significant internal sources of liquidity that are suf?cient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate, the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2018 and 2019. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent liquidity coverage ratio are regularly monitored and we have assessed these to be suf?cient.
Operational risk
(Unaudited)
We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.
Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not identified a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks.
We have an operational risk management framework in place that

Prudential plc Annual Report 2014 57
facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.
Global regulatory risk
(Unaudited)
Global regulatory risk is considered a key risk. The EU has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.
Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.
A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal capital models if approved by the Prudential Regulation Authority.
Following adoption of the Omnibus II Directive, Solvency II will be implemented on 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and
Omnibus II Directives, which are not currently expected to be finalised until mid-late 2015.
There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence and whether restrictions are placed on the economic value of overseas surplus, are subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Of?cer Forum and Chief Financial Of?cer Forum, together with the Association of British Insurers and Insurance Europe.
Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on
1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.
Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s ‘Individual Capital Adequacy Standards Plus’ (ICAS+) regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS+ regime.
Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions.
These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors.
The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.
In July 2013, the Financial Stability Board announced the initial list of nine insurance groups that have been designated as Global Systemically Important Insurers. Following another assessment in 2014, the Financial Stability Board confirmed the same nine insurance groups as Global Systemically Important Insurers on 6 November 2014. This list included Prudential as well as a number of its competitors. Designation as a Global Systemically Important Insurer has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group-wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and included the annual submission of a Systemic Risk Management Plan (SRMP), a group Recovery Plan (RCP) and Liquidity Risk Management Plan (LRMP). Prudential is monitoring the development and potential impact of the framework of policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement, that should reflect the drivers of the assessment of G-SII designation. A consultation paper on BCR was released in July 2014 and the Group participated in field testing ahead of the
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BCR being agreed with the FSB and G20 in 2014. The IAIS has published a list of principles on HLA and a more detailed consultation paper is expected in June 2015 ahead of the IAIS finalising HLA by the end of 2015. Implementation of the regime is likely to be phased in over a number of years with the BCR being introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.
ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. In December 2014, the IAIS issued a comprehensive consultation paper on ICS and a quantitative field test is planned during 2015, which will be followed by another consultation in December 2015. Further field testing exercises are planned until 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.
Risk factors
(Unaudited)
Our disclosures covering risk factors can be found at the end of this document.
Risk mitigation and hedging
(Unaudited)
We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction involving shareholder business, are subject to review at Group level before implementation.
We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.
Capital management
We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.
Regulatory capital (IGD)
(Audited)
Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £4.7 billion at
31 December 2014 (before taking into account 2014 final dividend), with available capital covering our capital requirements 2.4 times. This compares to a capital surplus of £5.1 billion at the end of 2013 (before taking into account the 2013 final dividend).
The movements in 2014 mainly comprise:
— Net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion.
£4.7bn
estimated IGD capital surplus covering capital requirements
2.4
times
Measuring our performance page 20
Offset by:
The cost of new intangibles acquired in the year including renewal of the bancassurance partnership agreement with Standard Chartered Bank of £0.8 billion; £0.4 billion of subordinated debt repayment; £0.2 billion due to reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) and other smaller one-off items; Final 2013 dividend of £0.6 billion and interim 2014 dividend of £0.3 billion; and External financing costs and other central costs, net of tax, of £0.6 billion
IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.
There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is appropriately risk-based.
(Unaudited)
We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers (SHIFT) from the UK’s with-profits business and this remained in place, contributing £0.2 billion to the IGD at 31 December 2013. As per guidance received from the PRA in January 2013, credit taken for the SHIFT asset was reduced to zero in January 2014.
Stress testing
(Unaudited)
As at 31 December 2014, stress testing of our IGD capital position to various events has the following results:
— An instantaneous 20 per cent fall in equity markets from 31 December 2014 levels would have no impact on the IGD surplus;

Prudential plc Annual Report 2014 59
— A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;
— A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million; and
— Credit defaults of 10 times the expected level would reduce IGD surplus by £700 million.
The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2014, removing the permitted practice would have increased reported IGD surplus to £5.1 billion. As at
31 December 2014, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice.
Prudential believes that the results of these stress tests, together with the Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.
Other capital metrics
(Unaudited)
We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.
All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s risk-based capital ratio level as of 31 December 2014 was 456 per cent after remitting £415 million to the Group in 2014 while supporting its balance sheet growth and maintaining adequate capital. The value of the estate of our UK With-Profits fund as at
31 December 2014 is estimated at £7.2 billion after the effect of completing the domestication of the Hong Kong branch business of the PAC With-Profits fund, which was effective on 1 January 2014 (1 January 2014: £6.8 billion, after the effect of the transfer). The value of the shareholders’ interest in future transfers from the with-profits funds in the UK is estimated at £2.2 billion (1 January 2014: £2.3 billion, after the effect of the transfer).
Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the year, at 31 December 2014 we maintained sizeable credit default reserves at £2.2 billion (31 December 2013: £1.9 billion), representing 41 per cent of the portfolio spread over swaps, compared with 47 per cent at 31 December 2013.
Economic capital position (based on our Solvency II internal model)
(Unaudited)
Following ratification of the Solvency II Omnibus II Directive on 16 April 2014, Solvency II is scheduled to come into force on 1 January 2016. Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 ‘Delegated Act’ published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and in many areas the Group’s methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group’s lead regulator. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining the economic capital position disclosed below should not be interpreted as output from an approved internal model.
At 31 December 2014 the Group had economic capital surplus2 of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent (2013: 257 per cent) before taking into account the 2014 final dividend.
During 2014, the Group economic capital surplus reduced from £11.3 billion to £9.7 billion. The total movement in the Group economic capital surplus over the year was driven by:
— Operating experience positive
£1.8 billion: generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year;
— Non-operating experience negative
£0.9 billion: mainly arising from negative market experience during 2014, principally driven by the reduction in long-term interest rates in the UK;
— Other capital movements negative
£2.2 billion: representing a reduction in surplus from the repayment of subordinated debt (negative £0.4 billion), renewal of the bancassurance partnership agreement with Standard Chartered Bank (negative £0.8 billion), the negative capital effect of the domestication of the Hong Kong branch (negative £0.3 billion), the sale of the PruHealth and PruProtect businesses (positive £0.1 billion), foreign currency translation effects (positive £0.1 billion) and dividend payments in 2014 (negative £0.9 billion); and
— Model changes negative £0.3 billion: a negative impact to Group surplus, for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.
The economic capital results are based on outputs from our Solvency II internal model with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in note II of Additional unaudited financial information. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final internal model approval. The eventual Solvency II Pillar I ratio, therefore, remains uncertain and is expected to be lower than our economic capital ratio.
Stress testing
(Unaudited)
At 31 December 2014, stress testing the economic capital position gives the following results and demonstrates the Group’s ability to withstand significant deteriorations in market conditions:
— An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
— An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;
— A 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
— A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
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— A 100 basis points increase in credit spreads (with 15 per cent downgrades in the UK annuity portfolio and credit defaults of 10 times the expected level in Jackson) would reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.
Note II(c): Development of economic capital page 322
Capital allocation
(Unaudited)
Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.
We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.
The economic framework measures risk-adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.
Notes
1 Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.
2 The methodology and assumptions used in calculating the economic capital results are set out in note II (c) of Additional unaudited financial information. The economic capital ratio is based on outputs from the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Prudential plc Annual Report 2014 61

Corporate responsibility review

Helping build strong communities

Our corporate responsibility strategy

Serving our customers
We aim to provide fair and transparent products that meet our customers' needs

Page 62

Supporting local communities
We seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference

Page 64


Serving our customers
Supporting local communities
Long-term sustainable value
Valuing our people
Protecting the environment

Valuing our people
We aspire to retain and develop highly engaged employees

Page 63

Protecting the environment
We take responsibility for the environment in which we operate

Page 68

Our long-term sustainable approach to business is reinforced by our Group-wide corporate responsibility strategy. While we believe that corporate responsibility is best managed on the ground by those closest to the customer and local stakeholders, our Group approach is underpinned by four global themes:

- Serving our customers;
- Valuing our people;
- Supporting local communities; and
- Protecting the environment.

prudential.co.uk/corporate-responsibility

Performance highlights

£19.6m
total community investment

170,000
children in Asia supported to read over three years through First Read programme

62,309 hours
volunteered by employees across the Prudential Group

£518,101
donated by employees through payroll giving across the Group

"In 2014 we increased the scale of our corporate responsibility activities. In partnership with charitable organisations, we provide long-term funding and deploy the expertise of the many volunteers from our workforce on projects that help to improve the lives of individuals and strengthen communities."



Paul Manduca
Chairman



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62 Prudential plc Annual Report 2014 Strategic report
Corporate responsibility review continued
Our corporate responsibility approach
We create social value through our day-to-day operations, by providing savings, income, investment and protection products and services. We offer customers ways to help manage uncertainty and build a more secure future. Furthermore, in seeking to match the long-term liabilities we have towards our customers with similarly long-term financial assets, we are able to provide capital that finances businesses, builds infrastructure and fosters economic and social development.
Our long-term, sustainable approach to business is reinforced by our Group-wide corporate responsibility strategy. While we believe that corporate responsibility is best managed on the ground by those closest to the customer and local stakeholders, our Group approach is underpinned by four global corporate responsibility principles:
— Serving our customers: we aim to provide fair and transparent products that meet our customers’ needs;
— Valuing our people: we aspire to retain and develop highly engaged employees;
— Supporting local communities: we seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference; and
— Protecting the environment: we take responsibility for the environment in which we operate.
These themes provide a framework for our businesses as to how they should focus their corporate responsibility efforts and resources in the context of their individual markets.
This review gives an overview of our activities and progress in 2014. More detailed information is available online at www.prudential.co.uk/corporate-responsibility
Serving our customers
Prudential has been meeting people’s needs for 166 years and today we serve around 24 million insurance customers in diverse markets.
In each of our businesses, we are focused on providing for a distinct set of customers’ needs: the significant and growing demand for saving and protection of the middle class in Asia; the retirement income requirements of baby boomers in the US; and the financial needs of the UK’s ageing population, which needs both to save more and to access secure income in retirement.
We want our customers to stay with us for the long term. This means we must listen to them to understand and respond to their changing needs, and maintain their trust in us with fair, transparent products and services.
Asia
Listening to and understanding customers’ needs is the first step before the launch of any new initiative, product or service. This results in financial solutions that are customised to the needs of each segment of the population, from young parents starting a family to middle-aged people providing for their extended family. The business has been operating in Asia for more than 90 years and has become a leading provider of health and protection products, typically attached to a long-term savings policy. These products are driven by the needs of Asia’s rapidly growing middle classes and their aspirations to save for the future, protect their families and increase their wealth.
In 2014, Prudential Corporation Asia introduced a number of tailored products and services.
Prudential Hong Kong introduced PRUmyhealth cancer protector, a lifetime guaranteed renewable cancer protection plan which offers customers reimbursement of both inpatient and outpatient cancer treatment costs, from diagnostic tests to post-treatment monitoring, at an affordable premium rate. Specifically designed for the Hong Kong market, PRUmyhealth cancer protector also covers the costs of chemotherapy, radiotherapy, targeted therapy and hormonal therapy conducted on an outpatient basis, which are usually not covered under traditional medical insurance plans.
Prudential Assurance Malaysia Berhad introduced PRUcancer plan, a first-of-its-kind cancer plan in the market where underwriting is based on cancer risk only. Conditions such as stroke, hypertension, obesity and diabetes, which have very little or no correlation with cancer risk, may not be taken into consideration when determining eligibility to the plan. Further protection is provided as the remaining sum assured will revert to the full original amount six months after the policyholder has been diagnosed with early-stage cancer.
Prudential Vietnam Life introduced a new personal accident insurance product called Phu-Tam An, a comprehensive protection solution with wide coverage against all accidental risks. It is the first product in the market that offers customers real-time financial support for medical treatment following an accident. To support this product a mobile application called PruCarePlus provides a quick and convenient guide to hospitals and medical practitioners in Vietnam.
US
Prudential’s US operation develops and distributes products that seek to address the retirement needs of its more than four million contract-holders through the ups and downs of financial market cycles. Jackson offers a diverse suite of variable, fixed and fixed-index annuity products, designed with a variety of customisable features and options to fit a wide range of investor needs, wants and goals.
As many investors entering or approaching retirement possess similar needs in the form of guaranteed income after leaving the workforce and protections for assets accrued over a lifetime, consumer demand for insured retirement products in the US remains high.
Jackson is committed to ensuring customers are well informed and have access to the most up-to-date information, and in 2013 launched the Center for Financial Insight website. This aims to ensure that consumers have the knowledge and confidence needed to make informed decisions regarding their financial future, regardless of whether they choose Jackson products. For example, to help meet the growing need for knowledge related to Alzheimer’s disease, the centre has featured articles relating to the risks posed by the condition, which currently affects one in nine older Americans, and actions people can take to prepare for a future affected by dementia. While some of the most popular content appealed to a pre-retiree or retirement age demographic, other popular articles were geared more towards younger generations of investors developing an interest in their financial future.
Since its launch the site has seen more than 625,000 unique visits, which is an average of more than 29,000 per month. There have been more than 1.87 million page views, which is an average of more than 90,000 per month. The site is on track to reach two million page views by the second anniversary of its launch.
UK and Europe
The UK Government’s 2014 Budget saw the announcement of the most widespread changes to pensions regulations for more than a generation. The business welcomed the changes as a boost to help address the ‘savings gap’ in the UK, while recognising it would also provide significant long-term opportunities for our business.

Prudential plc Annual Report 2014 63

Prudential UK & Europe acted quickly after the Budget and proactively contacted customers who had recently purchased an annuity and were immediately impacted by the changes. The 'cooling-off' period was extended and the necessary product and system modifications were made to accommodate the new rules for pension drawdown customers – all in just a few days. This proactive approach and ability to give customers the information they needed at a very uncertain time demonstrated the commitment of the business to 'doing the right thing' for customers. The most significant changes from the 2014 Budget come into force from April 2015 and will allow savers greater choice over how they take their pensions. We have undertaken a wide ranging and challenging body of work to ensure our readiness to accommodate these changes and keep our customers at the heart of everything we do.

This commitment to quality is reflected in Prudential UK & Europe's continued success in the Financial Adviser Service Awards. These awards are highly regarded in the industry and recognise the importance of the service given by product providers to financial advisers and intermediaries. Product providers are rated across a number of core criteria and only those that perform consistently well in all areas are considered for a five star award. For the fourth year running Prudential UK & Europe retained its two five star ratings – in the Life and Pensions, and Investments categories. Due to the consistently strong performance over the last four years, the business was also presented with an outstanding achievement award.

Asset management

Throughout its history M&G, Prudential's UK and European asset management business, has pioneered fresh approaches to investment to enhance returns for clients, including the first monthly savings plan for mutual funds in the 1950s and the first equity dividend fund in the 1960s.

M&G continues to provide market insights to clients, intermediaries and others through a number of channels, including a programme of roadshows and events such as *Meet the Managers* and the *Annual Investment Forum*, and its *Bond Vigilantes* blog. The recently launched M&G Client Council is an innovative new way for investors to communicate what they want from M&G and help to shape the products and services offered. A group of investors has been invited to join the first council and take part in regular online surveys and interviews throughout the year. More than 300 M&G direct clients are currently taking part. The feedback is used to make changes and improvements to services and communications, and to keep all members informed via regular emails and online updates through a dedicated website.

M&G is a long-term, active investor that takes seriously its responsibility to look after clients' assets, often working closely with the management of the companies in which it invests. Active voting is an integral part of M&G's investment approach both adding value and protecting our interests as shareholders. The M&G website provides an overview of voting history: www.mandg.co.uk/corporate/about-mg/investment-philosophy/corporate-governance/voting-history/

Valuing our people

We foster an environment in which our people find value and meaning in their work, and deliver outstanding performance for our customers, shareholders and communities. This is achieved through our continued focus on diversity and inclusion, talent development, employee engagement, and performance and reward.

Diversity and inclusion

Prudential believes that a diversity of skill sets and backgrounds enriches the organisation. As a company, we believe in supporting human rights, acting responsibly and with integrity. We monitor the diversity of our leadership and our leadership pipeline, with diversity and inclusion KPIs reported to the Board annually.

Our policies are guided by the principles of the UN's Universal Declaration of Human Rights and the International Labour Organisation's core labour standards. These are also incorporated into our Group Code of Business Conduct, which sets out the Group values and expected standards of behaviour for all employees, and in our Group Outsourcing and Third-Party Supply Policy.

We maintain an inclusive culture that is sensitive to the needs of all employees and provide opportunities for our people regardless of their gender, ethnicity, age, religion, caring responsibilities, sexual orientation or disability status. We make appropriate disability adjustments as required, and provide training and career development opportunities for all. We also give full and fair consideration and encouragement to all applicants with suitable aptitude and abilities.

Across our businesses, our commitment to diversity and inclusion is supported by initiatives such as reviews of pay and performance management consistency, providing training to staff and engaging with recruitment firms to mitigate unconscious bias, and awareness campaigns to diversify the pool of potential candidates. In addition, we have collaborative partnerships with organisations and participate in events that further the diversity and inclusion agenda, including a long-term partnership with Peckham, an American non-profit community rehabilitation organisation. Prudential UK is an active member and supporter of Workingmums, a recruitment agency that supports working mothers in returning to the workplace.

In 2014 we also launched two affinity networks: M&G Pride for LGBT employees and allies, and the London-based Prudential Women's Professional Network.

A second cohort of colleagues based in the UK have joined The Pearls Programme, a UK-based development initiative designed to support women in middle to senior management positions in building confidence, capabilities and contacts.

Gender diversity across Prudential as of 31 December 2014 is shown below:

Gender diversity

Headcount	Total*	Male*	Female*
Chairman and independent non-executive directors	9	7	2
Executive directors	7	6	1
Group Executive Committee (GEC) (includes executive directors)	11	9	2
Senior managers (excludes the Chairman, all directors and GEC members)	78	63	15
Whole Company (includes the Chairman, all directors and GEC members)	23,047	10,652	12,395

*Excludes PCA Joint Ventures

Talent development

We recognise that people are our key resource, that investment in their development is essential to deliver our strategy, and that the quality of leadership across the Group is fundamental to the future growth and success of the business. We review our talent annually and offer a range of programmes that enable our people to continue to grow and develop. The majority of these are managed by our business units, while Group Human Resources focuses on tailored programmes for →

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64 Prudential plc Annual Report 2014 Strategic report
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senior leaders across the organisation, succession planning for senior roles, and development of our leadership talent pipeline. We invest in succession planning for our leaders and critical specialists, and segment our talent to identify short, medium and long-term successors and support them with the appropriate development and career planning, to ensure that we maintain an appropriate balance of internal progression and external hires.
Individually tailored development offerings are provided for our most senior executives so they are well prepared to deliver the long-term ambitions of the Group. In addition, in 2014 more than 130 senior high-potential individuals have participated in our Group-wide leadership development programmes ‘Impact’ and ‘Agility’, developed in partnership with world-leading academic institutions such as Duke Corporate Education and the Oxford Saïd Business School.
Within our businesses there are many examples of our continuing commitment to talent development. Prudential Corporation Asia is driving organisational change through mobilising talent pool networks to coordinate on strategic business projects, and in the US, a Women in Business Symposium was held internally to provide career development education and opportunities for women to network with senior colleagues. Within Prudential UK, the Leading Managers Programme was launched for individuals who are transitioning to managing managers, and a range of online business skills programmes have been refreshed and are available to all. M&G continues to develop individuals with the potential to excel as investors, leaders and managers, through a diverse range of innovative programmes, and at Group Head Office, all employees have access to sessions that focus on cross-cultural awareness, building effective partnerships and self-motivation.
Employee engagement
An array of initiatives is in place within our different businesses to drive employee engagement. These include colleague appreciation days, employee focus groups, induction programmes for colleagues to learn about the history and strategy of the Group, opportunities to meet senior managers, and facilities to network with other colleagues. We also have policies to encourage and support volunteering for charitable causes, including a programme in Jackson for colleagues to support public school systems and improve STEM (science, technology, engineering, mathematics) education.
The success of our efforts has again been recognised internally and externally. In 2014, engagement surveys in various business units have shown excellent results, and we have received prestigious awards. For example, our Singapore business won the 2014 Asia’s Best Employer award and an award for Leading HR Practices in Quality Work-Life from Asia Pacific HRM. M&G was once again voted by employees as one of the four best places to work in the City by the website ‘Here is the City News’.
In addition, our businesses in the UK have a long-standing relationship with the union Unite.
We encourage volunteering through which our employees can support our communities and acquire new skills. See page 67 for further details.
Performance and reward
At Prudential, our reward packages are designed to attract, motivate and retain high-calibre people across all levels. Each individual contributes to the success of the Group and should be rewarded accordingly.
We recognise and reward high performance while operating a fair and transparent system of reward. Reward is linked to the delivery of business goals and expected behaviours, and we ensure that rewards for our people are consistent with our values and do not incentivise inappropriate risk-taking. To enable this, employees are not only regularly assessed on ‘what’ they have achieved, but also on ‘how’ they did so.
There are several recognition initiatives running across our businesses, including the High Five recognition programme in the US, which allows associates to choose from a list of ‘badges’ for actions such as teamwork, innovation and inspiration, to formally recognise when colleagues have gone above and beyond expectations. Similarly, at Group Head Office the Prudential Stars awards are made to individuals nominated by their colleagues for outstanding examples of execution, impact and engagement.
We believe in the importance of enabling our employees to have the opportunity to benefit from the Group’s success through share ownership, and operate employee share plans across the UK and Asia.
Supporting local communities
Our community programmes are grouped around the broad theme of ‘Strong foundations’. This reflects our focus on helping communities establish those fundamental building blocks essential for their long-term futures. Our three ‘building blocks’ represent areas of primary need:
Education and life skills
Strengthening numeracy, financial literacy and employment training
Disaster readiness and relief
Providing long-term support to help prevent disasters and deal with their impact
Wellbeing and protection
Helping provide resources, such as clean water and shelter, that are essential for health and a thriving future
The inherent long-term social value of our business is complemented by community investments in each of the markets within which we operate. We provide support to charitable organisations through both funding and the experience and expertise of our employees.
We establish long-term relationships with our charity partners to ensure that the projects we support are sustainable and we work closely with them to ensure that our programmes continuously improve.
The diversity of our markets means that our programmes vary from region to region, but a shared focus for our community investment is education and life skills. These activities include financial education, support to improve social mobility and employee volunteering.
Education and life skills
In Asia, the Prudence Foundation provides a unified charitable platform for aligning our regional philanthropic activities to our business, maximising the impact of our efforts in the countries where we have a presence. Its mission is to make a lasting contribution to Asian societies through sustainable initiatives focused on three pillars: children, education, and disaster preparedness and recovery.
First Read was launched in 2013 in partnership with Save the Children. It is a distinctive programme that works closely with parents of pre-school children to

Prudential plc Annual Report 2014 65
promote cognitive development, enabling children to benefit from future schooling, and preventing repetition of grades and drop-outs. First Read also works closely with local book publishers to help develop and create new books written in local languages. Over three years, the programme will benefit over 170,000 children up to six years old as well as adults, through learning and reading materials with home-based early childhood care and development.
We further support the educational needs of Asian families by continuing to extend our long-standing commitment to financial literacy.
Prudence Foundation launched Cha-Ching, a multi-media programme built around a series of three-minute animated music videos, in 2011 to help parents instil ‘money-smart skills’ in children aged seven to 12. This was developed with Cartoon Network and children’s education specialist, Dr Alice Wilder, to help children learn the fundamental money management concepts of earn, save, spend and donate. The programme has gained international recognition for promoting financial literacy and won several industry awards. Over the past few years it has grown to become one of the top-rated children’s television programmes in Asia. In 2014, Cha-Ching began airing in Korea, making it now available in nine languages through Cartoon Network, reaching 26 million households a day across Asia. Two new episodes were launched during the year, including Sweet Pepper Designs, which has received almost one million views on YouTube. The Cha-Ching school contact programme, which brings Cha-Ching directly to school children across Asia, continues to develop and expand. To date it has reached 157,000 school children in nine countries. We have also started to work with Junior Achievement on developing a standardised school curriculum for Cha-Ching. This will help meet the need for stronger financial literacy capabilities in students across Asia.
In the US in 2013, Jackson opened The Zone, a satellite office next to the Michigan State University campus, with the aim of offering students real-life work experience that could potentially lead to career opportunities after graduation. In 2014, The Zone grew from 152 to 255 student employees and has been a successful talent pipeline and staffing support to the whole organisation. Of the original 152 employees, 100 are still with Jackson. Furthermore, in its first year the Strategic Support Programme, which includes employees at The Zone, has promoted more than 40 people to full-time positions with the company or professional internships in their area of study. While working at The Zone, the employees often work on projects that support Jackson business operations and process improvement, while providing strategic staffing support in a timely, efficient and cost-effective manner.
At Jackson’s operations in Nashville, employees are collaborating with public schools to foster a passion for IT among students. At the start of the 2014 to 2015 school year, Jackson became an official IT academy partner with Overton, a local public high school. Overton is one of Nashville’s many academy high schools; schools that follow the state curriculum while also offering focused classes in specific areas including science, engineering, performing arts and technology. Academy schools integrate traditional curriculum with professional experiences such as job shadowing, field trips to Jackson’s offices and career fairs.
In the UK youth unemployment is one of the most pressing issues and Prudential UK
& Europe continues to play its part in supporting young people as they embark on their careers post-education. Our annual apprenticeship programme has taken on a new cohort of 40 young people to train and gain valuable work experience while continuing their education and providing a platform for a future career.
Prudential UK & Europe’s award-winning Business Class programme is now firmly established. As national champion of the programme, Prudential UK is at the core of helping to promote and set direction for a nationwide programme and, through the commitment of its colleagues, directly partners with three schools. The Business Class programme provides a rich vein of skilled volunteering opportunities, with around 70 colleagues being involved with partner schools.
M&G continues to fund a literacy centre at a primary school in the London Borough of Lambeth by funding the work of Springboard for Children, a charity that provides support to children who are significantly below their national average reading age.
In our new markets in Africa we have committed to provide support for academically able but financially disadvantaged high school students, and to help build capacity for training in actuarial sciences at local universities. We have worked with Plan Ghana to introduce a scholarship programme for senior high school students. Over five years, the programme aims to support at least 500 disadvantaged but academically able senior high school students. In addition we have established the Prudential Actuarial Support System (PASS) awards for actuarial science in two Ghanaian universities to support the top 10 graduating students for three years. We will be rolling out complementary scholarship programmes and educational initiatives in Kenya.
Disaster readiness and relief
As a life insurance and asset management company, our core business is the provision of protection, security and risk mitigation to families. Over the past four decades, the Asia Pacific region has experienced 75 per cent of the world’s natural disasters, resulting in a loss of nearly two million lives. The Prudence Foundation is working with NGOs to help communities be better prepared with vital skills before disasters strike.
In May 2014 the Prudence Foundation, in partnership with National Geographic Channel and endorsed by the International Federation of Red Cross and Red Crescent Societies, launched Safe Steps, a first-of-its-kind pan-Asian public service initiative to enhance disaster preparedness and awareness through the dissemination of educational survival tips in the event of natural disasters. Safe Steps is a programme with multiple platforms covering on-air videos, an informative website and educational collateral that can be shared through community outreach initiatives. Core to the programme is a series of 60-second educational videos featuring Safe Steps ambassador Manny Pacquiao, a renowned Filipino ten-time world champion boxer, who advises individuals and households on what they should do when disasters strike. The public service announcements cover what to do in a typhoon, earthquake, flood or fire and how to prepare an emergency kit.
Since its launch, Safe Steps has been well received across the region, with numerous partnerships being established to widen the reach of the programme. In the Philippines, we partnered with the Office of the President, the Ministry of Defence, and the National Disaster Risk Reduction Management Council to have the campaign rolled out under existing national Disaster Risk Reduction programmes.
Furthermore, the Philippines’ Movie and Television Review Commission Board has approved the public service announcements to be shown in cinemas throughout the country. The Prudence Foundation is also partnering with major national TV networks in the region to have Safe Steps run on free-to-air television. In 2014, Filipino network GMA, Myanmar network MRTV-4 and Cambodian network CTN all started to air the announcements. Lastly, international NGOs such as Plan International, Save the Children and ActionAid will also be running Safe Steps across their existing Disaster Risk
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66 Prudential plc Annual Report 2014 Strategic report
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In focus
spent by Prudential volunteers delivering educational programmes to young people financial Thailand and – developing life skills
In Thailand, 60 Prudential volunteers worked with more than 2,500 school children to enhance their financial knowledge through a banking project and delivered a series of disaster relief reduction and preparedness activities. Over three years the project will provide 4,500 girls and boys from eight schools in Chiang Mai Province, Thailand, with financial literacy knowledge by setting up school and environmental banks.
Through running their own banks, students learn how to save and acquire basic business skills. The environmental banking forums extend the concept of banking by encouraging children to develop their enterprise and business skills. The activities of the environmental banks include the development of garbage banks, fertiliser banks and tree banks, which contributed to increased resilience to disasters.
prudential.co.uk/indonesia
Reduction programmes. The Prudence Foundation aims to develop new partners across the region to ensure the Safe Steps content reaches as many people as possible.
In 2013 the Prudence Foundation pledged a total of £1.25 million to help with recovery efforts in the Philippines after the devastating impact of Typhoon Haiyan. The funds were used not only to provide immediate emergency relief (working with Plan International and Save the Children), but also for longer-term focused recovery programmes. These programmes aim to help build greater resilience in the communities so they can withstand the impact of future typhoons.
One of these programmes was with Habitat for Humanity, under which the Prudence Foundation has funded the construction of 135 new disaster-resilient homes for the community of Santa Fe in Bantayan Island. To further demonstrate our commitment in 2014, we also arranged for two Prudential regional volunteers programmes to help with rebuilding the new homes on Bantayan Island. Each group comprised around 100 volunteers from across 12 markets in Asia and the UK.
The volunteers generously gave one week of their time and energy to work closely with Habitat for Humanity and the local community members, helping restore their lives to normal. This area suffered 90 per cent housing destruction and the local economy was severely affected by the typhoon. Recognising the importance of helping the community re-establish its livelihood, the Prudence Foundation also funded the provision of 183 new motorised fishing boats with nets and 142 new pedicabs for members of the community, who were selected by the Mayor and his municipality office.
As a Group, Prudential has been a partner of Save the Children’s Emergency Fund for a number of years and has committed to a further three years. The Children’s Emergency Fund enables the charity to respond immediately to emergencies in countries where there is the greatest need and where children are most at risk.
In response to the Ebola crisis in West Africa and to support international efforts in containing the outbreak, Prudential has made significant donations to two agencies working on the ground, Médecins sans Frontières and Save the Children. We will look at what further help we can provide in the longer term including building resilience against future outbreaks.
Wellbeing and protection
We help to provide the resources that are essential to secure a healthy, thriving future for our customers, our people and our communities. For example, Jackson employees are actively engaged in our commitment to communities by leading giving programmes such as the Jackson National Community Fund Advisory Committee and the employee nominated matching programme. The Jackson National Community Fund (JNCF) funds charities that support the elderly and children through quarterly grants in locations where Jackson’s four largest offices are located. Jackson’s matching programme offers a two-to-one match on all employee donations made to approved charities. This programme ensures that causes important to employees are given charitable consideration and ensures Jackson’s support is received by responsible organisations where funding will create a significant impact.
Prudential UK & Europe works with Age UK on programmes and initiatives that centre on making a difference to older people who are vulnerable and in need of support. Call in Time volunteers contact a matched older person on a regular basis, usually once a week, for around 20-30 minutes. In many cases, this is the only phone call the older person receives that week. The Age UK Call in Time coordinators match the employee volunteers and older people based on

Prudential plc Annual Report 2014 67
personal history and shared interests. Each volunteer is provided with full training and ongoing support. Through the Call in Time programme in 2014, 66 lonely and isolated older people have been supported by Prudential volunteers, with 58 volunteers actively calling and totalling more than 1,250 hours of volunteering time.
Age UK and Prudential’s Planning for Later Life programme has already helped over 5,000 older people across the UK. Launched in April 2012, this scheme provides help with financial planning, advice on benefits and support during hard times, such as a move into a care home, or following the death of a loved one. The funding of this programme was increased by 100 per cent to support 22 local Age UK centres in the neediest areas of the UK to help deliver this much-needed advice programme.
Since 2012, M&G has supported the Good Times project at the Dulwich Picture Gallery. Good Times partners with over 100 community centres and organisations for the elderly, and reaches over 2,000 people each year. Working with day centres, community centres and care homes, the project challenges negative perceptions about ageing and dementia and improves links between generations by celebrating the positive contributions that older people make in society.
The Chairman’s Challenge and employee volunteering
Many of our employees play an active role in their communities through volunteering, charitable donations and fundraising. In the UK, the US and Asia we offer our employees the opportunity to support charities through payroll giving.
In 2014, employees across the Group volunteered in their communities on a range of projects, providing a total of 62,309 hours of volunteering. We recognise that employee volunteering brings benefit not only to the charities but also to the development of our people, and we actively encourage colleagues to participate in our programmes.
More than 6,000 employees volunteered through Prudential’s flagship international programme, the Chairman’s Challenge, which encourages people from across the Group to volunteer on projects initiated by our global charity partners, including Plan International, Help Age International and Junior Achievement. Each volunteering project focuses on one or more of our Strong Foundations themes and allows us to support both large, well established charities and innovative, smaller-scale activities with volunteers as well as financial support. Prudential donates £150 to our charity partners for every employee who registers for the programme. Charity partners use this money to seed-fund charitable projects for Prudential volunteers. Employees across the Group are involved in the voting process to decide the most innovative projects.
As well as volunteering efforts on behalf of the Chairman’s Challenge, employees around the Group volunteered on a number of other charitable projects. Prudential Corporation Asia employees donated nearly 36,000 hours of their time to support activities across Asia. An example is the financial literacy programme run for women in Indonesia as a collaboration between the Prudence Foundation and three government ministries. In 2014, there were 25 sessions led by volunteers, conducted in 12 cities with 6,320 women participating. Financial literacy is a key area of focus for the Prudence Foundation in Indonesia and its local community investment efforts. Since 2009, it has helped more than 19,000 women.
In the US, the Lansing Corporate Social Responsibility team has moved to The Zone to expand the existing Jackson in Action volunteer programme and connect the East Lansing staff with new opportunities. More than 100 Zone employees have participated in a Jackson in Action volunteer project in the past year, donating nearly 1,000 hours of service throughout the Lansing community. The partnership between Jackson, the city of East Lansing and Michigan State University has helped provide professional work experience for students and recent graduates. Overall, Jackson employees spent more than 12,000 hours volunteering in 2014.
Jackson is dedicated to supporting Walks to End Alzheimer’s across the country and engaging associates in educational events, fundraising and awareness efforts. Last autumn, Jackson employees across the country volunteered more than 160 hours towards ending Alzheimer’s disease and, with additional support from the Jackson National Community Fund, raised more than US$151,500 to support the Alzheimer’s Association.
In 2014, Jackson also partnered with a Nashville Board Training programme, the Young Leaders Council, to educate rising leaders in the Nashville office about the importance of board leadership in the charity community. Within a year of graduating from the Board Training class, half of the participants were placed on charity boards throughout the community. Following the success of the Nashville office, Jackson will expand this annual programme to its Lansing and Denver locations by creating the Jackson Board
Corps. The Jackson Board Corps participants will better understand issues facing local communities while developing conflict management, communication and leadership skills, in addition to strengthening Jackson’s presence in local communities. The programme will train up to 45 associates to serve in leadership positions with Jackson charity partners in 2015.
Prudential UK & Europe employees engaged in volunteering activities, totalling more than 11,000 hours in 2014. This included mentoring schoolchildren, supporting the elderly, and skills-sharing with local charities and has supported more than 150 different charities, whether through giving time, sharing skills or making charity donations.
M&G also recognises the valuable contribution made by employees by their charitable activities. To support, encourage and recognise the contribution made by employees, every M&G employee is eligible to apply for a donation, payable to their nominated charity, of up to £500 per calendar year in recognition of either their participation in an event to raise funds for charity or in recognition of time they have volunteered on an ongoing basis to a charity. In 2014, M&G employees spent a total of 2,081 hours volunteering.
Prudential RideLondon
The second Prudential RideLondon event was held in August 2014. The number of cyclists who took part rose from 65,000 in 2013 to a total of 80,000 with the number of participants in the flagship 100-mile ride rising from 16,000 to over 20,000. Furthermore, a total of more than £10 million was raised for charities, up from £7 million the year before.
Charitable arts sponsorships
Prudential has a proud tradition as a supporter of the arts. In the UK, we support a number of charitable institutions including the Royal Opera House, the National Theatre, Barbican Centre, the National Gallery and the British Museum. With each of these institutions we seek to focus our partnerships on education and access to the arts for the wider community.
Charitable donations
We calculate our community investment spend using the internationally recognised London Benchmarking Group standard. This includes cash donations to registered charitable organisations, as well as a cash equivalent for in-kind contributions.
In 2014, the Group spent £19.6 million supporting community activities, an increase of 5.7 per cent on 2013.
The direct cash donations to charitable organisations amounted to £15.9 million,
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68 Prudential plc Annual Report 2014 Strategic report
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of which approximately £5.3 million came from our UK and EU operations, which are principally our UK insurance operation and M&G. The remaining £10.6 million was contributed to charitable organisations by Jackson National Life Insurance Company and Prudential Corporation Asia.
The cash contribution to charitable organisations from our UK and EU operations is broken down as follows: education £1,840,000; social, welfare and environment £2,969,000; cultural £404,000 and staff volunteering £84,000.
The balance of the amount includes in-kind donations as set out in our Corporate responsibility report and prepared in accordance with London Benchmarking Group (LBG) guidelines.
Political donations
It is the Group’s policy neither to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2014.
Protecting the environment
The management of environmental issues is an integral part of managing the total risks faced by our business. Part of our strategy to mitigate against climate change includes:
— Measuring, reporting and improving the environmental performance of our global operations;
— Investing in the low-carbon economy; and
— Improving the indirect environmental impacts as an asset owner.
In addition to our own internal reduction targets, we also participate in the Carbon Disclosure Project. This survey captures data on a whole range of different aspects of an organisation’s impact on the global environment. Over the last three years we have been able to provide increasing levels of detail and this has improved our disclosure score from 70 per cent in 2013 to 97 per cent in 2014 and our performance rating from D to B. In 2014, Prudential was recognised as a leader for the depth and quality of our climate change disclosure to investors and was awarded a position on the FTSE 350 Climate Disclosure Leadership Index.
As a financial services business we recognise that the most significant direct impact on the environment results from the operation of the properties we occupy and invest in.
Reducing our direct impact: occupied properties
We monitor energy consumption and carbon dioxide emissions globally for all sites where we have operational control. We have strategies in place to reduce energy, waste generated, water consumption and paper use.
In the past year several environmental improvement activities have taken place across the Group, including recycling and energy-saving initiatives, as well as new office builds utilising innovative environmental construction practices. Prudential’s UK Occupied estate has been certified to the international Environmental Management standard ISO 14001 by the British Standards Institute since 2008. Prudential was re-certified for the standard in August this year and commended for its performance.
Reducing our impact: property investment portfolio
M&G Real Estate forms part of the M&G group of companies, the asset management arm of Prudential plc in the UK and Europe. Its approach to Responsible Property Investment enables it to manage and respond to the growing range of environmental and social issues that can impact property values. This approach also helps M&G Real Estate to protect and enhance fund and asset performance for its clients.
Responsible Property Investment is well integrated within M&G Real Estate’s day-to-day investment practices. It enables them to adapt and respond to the challenges and opportunities posed by various issues, such as rising energy and resource costs, greater legislative demands and stronger tenant and investor requirements.
M&G Real Estate’s focus on embedding Responsible Property Investment principles into its investment activities has achieved some significant results. In the past year, M&G Real Estate has:
— Reduced global energy consumption and carbon emissions by 6 per cent at properties held consistently for two years;
— Achieved three Green Stars in the Global Real Estate Sustainability Benchmark survey in recognition of its market-leading performance; and
— Ensured that more than 1,000,000m2 of floor space now has environmental certification, providing independent verification of its performance.
M&G Real Estate’s progress can be found in its annual Responsible Property Investment report at www.mandg.co.uk/-/ media/Literature/UK/Institutional/ MG-Real-Estate-RPI-Report-2014.pdf
Prudential plc – greenhouse gas emissions statement
We have compiled our greenhouse gas emissions data in accordance with the Companies Act 2006 (Strategic and Directors’ Reports) Regulations 2013.
We have included full reporting for all Scope 1 (direct emissions such as combustion of gas for heating, fugitive emissions and emissions from owned vehicles) and Scope 2 (indirect emissions for consumption of electricity, heat or steam) emissions where operational control of the emissions of the sources concerned was demonstrated. We have also reported on a number of Scope 3 emissions as a matter of best practice. These are emissions arising as a consequence of the activities of the Company, but occur from sources not owned or controlled by the Company.
For the purpose of the 2014 report, these Scope 3 emissions include: waste generated in operations and business travel booked from the UK. We are continuously working with our business units to review the extent of our Scope 3 reporting and increase where practicable.

Prudential plc Annual Report 2014 69

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Prudential plc – greenhouse gas emissions statement continued

Assessment parameters	Baseline year: 01 October 2012 to 30 September 2013 Assurance: Deloitte LLP has provided limited assurance over selected environmental metrics in accordance with the International Auditing and Assurance Standards Board's ISAE 3000 International Standard on Assurance Engagement. Please refer to the 2014 Prudential Corporate responsibility report for further detail
Consolidation approach	Operational control
Boundary summary	All entities and all facilities under operational control (including those owned) were included
Consistency with the financial statements	This period does not correspond with the Directors' Report period (January 2014 to December 2014). The reporting period was brought forward by three months to improve the availability of invoice data (which often lags by one month or more after the usage period) and reduce the reliance on estimated data. Prudential owns assets, which are held on its balance sheet in the financial statements, over which it does not have operational control. These are excluded from the data below. Assets not included on the balance sheet but held under an operating lease and where we have operational control are included.
Emission factor data source	DEFRA 2014 – obtained from www.ukconversionfactorscarbonsmart.co.uk
Assessment methodology	The Greenhouse Gas Protocol Revised 'A Corporate Accounting and Reporting Standard (Revised Edition)' 2004
Materiality threshold	5 per cent
Intensity ratio	Tonnes of carbon dioxide equivalent per metre squared (net lettable area)

Greenhouse gas emissions source

		2014		2013		% change from 2013	
		(tCO_2e)	tCO_2e per m^2	(tCO_2e)	tCO_2e per m^2	Absolute % change	Normalised % change
Scope 1 total		23,355	0.0061	21,827	0.0067	7%	(9%)
Fuel combustion	Asia Occupied	21	0.0001	35	0.0001	(41%)	(44%)
	Continental Europe Occupied	19	0.0014	21	0.0097	(9%)	(85%)
	UK Occupied	1,013	0.0127	1,216	0.0155	(17%)	(18%)
	US Occupied	5,196	0.0458	1,448	0.0136	259%	237%
	Occupied total	**6,250**	**0.0114**	**2,720**	**0.0053**	**130%**	**118%**
	Investment total	13,609	0.0041	15,122	0.0055	(10%)	(25%)
Vehicle fleet	Asia Occupied	759	0.0022	1,004	0.0031	(24%)	(28%)
	Continental Europe Occupied	53	0.0040	94	0.0083	(44%)	(52%)
	UK Occupied	892	0.0112	1,421	0.0182	(37%)	(38%)
	US Occupied	55	0.0005	39	0.0004	40%	21%
	Occupied total	**1,759**	**0.0032**	**2,558**	**0.0049**	**(31%)**	**(35%)**
	Investment total	0	0.0000	0	0.0000	0%	0%
Fugitive emissions	Asia Occupied	0	0.0000	0	0.0000	0%	0%
	Continental Europe Occupied	0	0.0000	0	0.0000	0%	0%
	UK Occupied	412	0.0052	305	0.0039	35%	33%
	US Occupied	65	0.0006	437	0.0041	(85%)	(86%)
	Occupied total	**477**	**0.0009**	**742**	**0.0014**	**(36%)**	**(39%)**
	Investment total	1,260	0.0004	686	0.0002	84%	53%
Scope 2 total		119,292	0.0310	132,517	0.0405	(10%)	(23%)
Purchased electricity	Asia Occupied	26,104	0.0768	27,305	0.0849	(4%)	(10%)
	Continental Europe Occupied	1,559	0.1172	1,400	0.1829	11%	(36%)
	UK Occupied	12,437	0.1560	11,212	0.1433	11%	9%
	US Occupied	21,450	0.1890	25,813	0.2424	(17%)	(22%)
	Occupied total	**61,550**	**0.1126**	**65,730**	**0.1269**	**(6%)**	**(11%)**
	Investment total	57,742	0.0175	66,787	0.0242	(14%)	(28%)

70 Prudential plc Annual Report 2014 **Strategic report**

Corporate responsibility review continued

Greenhouse gas emissions source

		2014		2013		% change from 2013	
		(tCO_2e)	tCO_2e per m^2	(tCO_2e)	tCO_2e per m^2	Absolute % change	Normalised % change
Statutory total CO_2e emissions (Scope 1 & 2)*		142,647	0.0371	154,344	0.0471	(8%)	(21%)
Scope 3 CO_2e emissions		10,541	0.0027	10,404	0.0032	1%	(14%)
Waste generated in operations	UK Occupied	23	0.0003	50	0.0006	(54%)	(54%)
	US Occupied	178	0.0016	116	0.0011	54%	44%
	Occupied total	201	0.0010	166	0.0009	21%	16%
	Investment total	522	0.0002	840	0.0003	(38%)	(48%)
Business travel booked by UK employees only	Occupied total	9,818	0.1232	9,398	0.1201	4%	3%
Scope 1, 2 and 3 total		153,188	0.0398	164,748	0.0503	(7%)	(21%)

*Statutory carbon reporting disclosures required by Companies Act 2006.

→ 2014 is the second year of full greenhouse gas disclosure and represents the first year for comparison against our 2013 baseline.

Due to the changing size and nature of the investment portfolio, absolute and normalised comparisons between years are not comparative. Net lettable area is reported for all properties held within the reporting period. In line with best practice environmental data is collected for properties at acquisition and at date of divestment therefore, comparisons for absolute change and normalised change are not directly comparative. For more information on sustainability progress, please refer to the annual M&G Real Estate Responsible Property Investment report for further details, including like-for-like comparisons.

Overall Scope 1 and 2 emissions in the global Occupied estate have reduced by 2 per cent. Other regional movements are:

- Asia: while activities to reduce emissions have taken place, a more material proportion of the reduction has resulted from an improvement in the data capture process, with a greater proportion of actual versus estimate data;
- Continental Europe: a growing presence in this region has resulted in an overall increase in combined Scope 1 and 2 emissions;
- UK: an increase in operational control in a larger asset has resulted in an increase in combined Scope 1 and 2 emissions; and
- US: there has been an overall decrease in combined Scope 1 and 2 emissions in this region which was driven by a decrease in electricity consumption.

Accountability and governance for corporate responsibility

The Board

The Board regularly reviews the Group's corporate responsibility performance and scrutinises and approves the Group corporate responsibility report and strategy on an annual basis.

Code of Business Conduct

Consideration of environmental, social and community matters is integrated in our Code of Business Conduct. Our code is reviewed by the Board on an annual basis.

Risk assessment

For more information on the risks facing our business see page 51.

Local governance

In M&G, Jackson and Prudential UK there are governance committees in place – with senior management representation – that agree strategy and spend. In Asia the Prudence Foundation has been established as a unified charitable platform to align and maximise the impact of community efforts across the region.

Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies to include the performance of its third parties and contractors.

It is our policy to work in partnership with third parties whose values and standards are aligned with our Group Code of Business Conduct.

Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply certification, an industry benchmark of recognised good practice.

Strategic report approval by the Board of Directors

The Strategic report set out on pages 15 to 70 is approved by the Board of Directors.

Signed on behalf of the Board of Directors



Tidjane Thiam
Group Chief Executive
9 March 2015

Prudential plc Annual Report 2014 71
Section 3
Governance
72 Board of Directors
76 Chairman’s introduction
77 Board governance
80 Group governance
81 Board committee reports
89 Additional information
90 Statutory and regulatory disclosures
91 Index to principal Directors’ Report disclosures
Governance
3

72 Prudential plc Annual Report 2014 Governance
Board of Directors
Chairman
Paul Manduca Chairman
Appointment: October 2010 Chairman: July 2012
Committee: Nomination (Chair)
Paul was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and joined the Nomination Committee in January 2011.
Relevant skills and experience
Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc. During his tenure, he was the Senior Independent Director, the first Audit Committee Chairman and Chair of the Remuneration Committee. Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul has also served as Chairman of the Association of Investment Companies from 1991 to 1993 and is a former member of the Takeover Panel.
Current external appointments
Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited. Age 63.
Group Chief Executive
Tidjane Thiam Group Chief Executive
Appointment: March 2008 Group Chief Executive:
October 2009
Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive.
Relevant skills and experience
Tidjane spent the first part of his professional career with McKinsey
& Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.
Current external appointments
Tidjane is a member of the Board of the Association of British Insurers (ABI) and was Chairman from July 2012 to October 2014. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group and has been a member of the European Financial Services Round Table since 2013. He was elected to the Board of Directors of 21st Century Fox, Inc. on
12 November 2014, where he serves as a non-executive director. Tidjane was awarded the Légion d’Honneur by the French President in July 2011 and the 2013 Grand Prix de l’Economie by the French newspaper Les Echos. In January 2014, Tidjane was appointed as a British Business Ambassador by invitation from the Prime Minister. Age 52.

Prudential plc Annual Report 2014 73

Governance
Board of Directors

Executive directors



Nicolaos Nicandrou ACA
Chief Financial Officer

Appointment: October 2009

Nic is Chief Financial Officer, a position he has held since October 2009.

Relevant skills and experience
Before joining Prudential, Nic worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. In December 2014 Nic was appointed Chairman of the European Insurance CFO Forum. Age 49.



Pierre-Olivier Bouée
Group Chief Risk Officer

Appointment: April 2014

Pierre-Olivier is Group Chief Risk Officer, a position he has held since August 2013.

Relevant skills and experience
Pierre-Olivier joined Prudential in 2008 and has held positions as Business Representative for Asia, Director of Strategy and Corporate Development and Managing Director CEO Office.

From 2004 until 2008, Pierre-Olivier worked for Aviva, first as Director, Group Strategy and then as Director, Central & Eastern Europe. Pierre-Olivier began his career as a civil servant in the French Treasury, where he worked at the Secretariat of the Paris Club, before joining McKinsey in 2000 as a consultant working mainly in the international financial institutions sector. Age 44.



Jacqueline Hunt
Executive director

Appointment: September 2013

Jackie is Chief Executive, Prudential UK & Europe, a position she has held since September 2013, and she took on responsibility for Africa in early 2014.

Relevant skills and experience
Jackie joined Prudential from Standard Life where she was Chief Financial Officer. Prior to this, Jackie held a number of senior financial management positions in companies including Norwich Union Insurance, Aviva, Hibernian Group, Royal & Sun Alliance and PricewaterhouseCoopers.

Current external appointments
Jackie is the Senior Independent Director of National Express Group PLC and a non-executive director of TheCityUK. She is also a member of the FCA Practitioner Panel. Age 46.



Michael McLintock
Executive director

Appointment: September 2000

Michael is the Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999.

Relevant skills and experience
Michael joined M&G in 1992. He also served on the Board of Close Brothers as a non-executive director from 2001 to 2008.

Current external appointments
Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has been a member of the Finance Committee of the MCC since October 2005. Age 53.



Barry Stowe
Executive director

Appointment: November 2006

Barry is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006.

Relevant skills and experience
Before joining Prudential, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. From October 2008 to October 2011, Barry was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA).

Current external appointments
Barry is a member of the Board of Directors of the International Insurance Society. Age 57.



Michael Wells
Executive director

Appointment: January 2011

Mike is President and Chief Executive Officer of Jackson National Life Insurance Company (Jackson), a position he has held since January 2011.

Relevant skills and experience
Mike has served in a number of strategic and leadership roles at Jackson over the last 19 years, responsible for Jackson and its United States affiliates. During this period he has led the development of Jackson's variable annuity business and has been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 54.

74 Prudential plc Annual Report 2014 Governance
Board of Directors continued
Non-executive directors
The Hon. Philip Remnant CBE ACA
Senior Independent Director
Appointment: January 2013
Committees: Audit, Nomination and Remuneration
Relevant skills and experience
Philip was a senior adviser at Credit Suisse until December 2013. Philip was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the
Sir Howard Davies Independent non-executive director
Appointment: October 2010
Committees: Risk (Chair), Audit and Nomination
Relevant skills and experience
Sir Howard has a wealth of experience in the financial services industry, across civil service, consultancy, asset management, regulatory and academia.
Ann Godbehere FCPA FCGA Independent non-executive director
Appointment: August 2007
Committees: Audit (Chair), Nomination and Risk
Relevant skills and experience
Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in
Alexander (Alistair) Johnston CMG FCA
Independent non-executive director
Appointment: January 2012 Committee: Audit
Relevant skills and experience
Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice,
Takeover Panel from 2001 to 2003, and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010, and from 2007 to 2012 was Chairman of the Shareholder Executive.
Current external appointments
Sir Howard is Chairman of the Phoenix Group, and a Professor at Institut d’Études Politiques (Sciences Po). He is also Chairman of the UK Government’s Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. In addition, Sir
North America in 1995. Between 1996 and 2003 Ann held a number of CFO and CEO posts in different businesses within Swiss Re and from 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group. From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive director of Northern Rock. She was also a director of Atrium Underwriting Group Limited and Atrium Underwriters Limited (until March 2014), as well as Arden Holdings Limited (until November 2014).
International Managing Partner
– Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG from 2007 to 2010.
Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the Audit Committee until 2009.
Current external appointments
Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc (since March 2014) and Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc (since 2011). Age 60.
Howard is an independent director of Morgan Stanley Inc and a Director of the National Theatre. Age 64.
Current external appointments
Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS Group AG and UBS AG. Age 59.
Current external appointments
Alistair is a visiting Professor at Cass Business School, a Trustee of the Design Museum in London and a Trustee of The Royal Academy of Arts. Age 62.

Prudential plc Annual Report 2014 75
Non-executive directors continued
Kaikhushru Nargolwala FCA Independent non-executive director
Appointment: January 2012
Committees: Remuneration and Risk
Relevant skills and experience
Kai was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. From 1998 to 2007,
Anthony Nightingale CMG SBS JP
Independent non-executive director
Appointment: June 2013
Committee: Remuneration
Relevant skills and experience
Anthony was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. Anthony is now a
Alice Schroeder Independent non-executive director
Appointment: June 2013 Committee: Audit
Relevant skills and experience
Alice began her career as a qualified accountant at Ernst & Young in 1980, where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager.
Lord Turnbull KCB CVO Independent non-executive director
Appointment: May 2006
Committees: Remuneration (Chair), Risk and Nomination
Relevant skills and experience
Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent
Kai worked for Standard Chartered PLC where he was a Group Executive director responsible for Asia Governance and Risk. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.
non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental. Anthony is also a commissioner of Astra International.
Current external appointments
Anthony is a non-executive director of Schindler Holding AG and China Xintiandi Limited. He is a Hong Kong representative to the APEC Business Advisory Council
From September 1993 she worked at various investment banks leading teams of analysts specialising in property-casualty insurance before joining Morgan Stanley, where she became a Managing Director in 2001 heading the Global Insurance Equity Research team. In May 2003, Alice became a senior adviser at Morgan Stanley leaving in November 2009. Alice was an independent board member of the Cetera Financial Group until April 2014. She is author of the official biography of Warren Buffett.
Secretary at HM Treasury, Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions), Private Secretary (Economics) to the Prime Minister and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011.
Current external appointments
Kai is a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014. Age 64.
and Chairman of The Hong Kong- APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers’ Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel, a non-official member of the Commission on Strategic Development in Hong Kong and Chairman of the Mission to Seamen in Hong Kong. Age 67.
Current external appointments
Alice is CEO of WebTurnerCorp. and a member of the National Association of Corporate Directors and of WomenCorporateDirectors. Age 58.
Current external appointments
Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. Age 70.
Governance Board of Directors

76 Prudential plc Annual Report 2014 Governance
Chairman’s introduction
Strong, effective and transparent governance
Dear Shareholder
Good governance is a key ingredient of Prudential’s success. Our governance policies, structures and processes contribute to the growth of our business, and the Board ensures that we have appropriate governance arrangements in place both to support our operations and protect our shareholders’ interests.
In line with our listings on the London and Hong Kong stock exchanges, we apply the principles of both the United Kingdom and Hong Kong corporate governance codes (‘the Codes’), complying with the relevant provisions set out in the Codes. We also work to ensure that our board composition and Group governance continue to be appropriate for the business and the markets in which we operate around the world, while supporting our strategic goals.
It is vital to us that, as well as being strong and effective, our governance is transparent. We are committed to reporting on our governance and ensuring that it remains as effective as it can be and continues to contribute to the long-term strength of the Group.
Paul Manduca Chairman
Board committees
Board of Directors
Committee Audit Nomination Risk Remuneration
Chairman Ann Godbehere Paul Manduca Howard Davies Lord Turnbull
Composition All members are Chaired by the All members are All members are independent non- Chairman of the Board, independent independent executive directors all other members non-executive directors non-executive directors are independent
non-executive directors
Role Monitoring the integrity Ensuring that the Board Providing leadership, Determining the overall of the Group’s financial retains an appropriate direction and oversight remuneration policy for reporting, including the balance of skills to of the Group’s overall the Group, including effectiveness of the support the strategic risk appetite and risk the individual internal control and risk objectives of the Group, tolerance, as well as remuneration packages management systems; has a formal rigorous the Group’s risk of the Chairman and and monitoring the and transparent and investment executive directors, effectiveness of approach to the management as well as overseeing internal audit and appointment and frameworks. the remuneration the performance, re-election of directors arrangements of the independence and and maintains an senior management.
objectivity of external effective framework for
auditors. succession planning.
Audit Committee report Nomination Committee Risk Committee report Remuneration page 81 report page 85 page 87 Committee report

Prudential plc Annual Report 2014 77
Board governance
The Board is accountable for the long-term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them. The Board is responsible for approving the strategy and for ensuring that the Group is suitably resourced to achieve it. In doing so, the Board takes account of its responsibilities to the Group’s stakeholders, including its shareholders, employees, suppliers and the communities in which Prudential operates.
The Board has terms of reference which specifically set out matters reserved for its decision. These include matters such as approving the Group’s strategy and monitoring its implementation, the approval of annual budgets and business plans, as well as the risk appetite of the Group and its capital and liquidity positions. The Board has approved a governance framework that requires all business units to seek approval from the Board for matters exceeding pre-determined authority limits. More information on this framework can be found on page 80.
The Board has delegated authority to a number of Board Committees which assist the Board in delivering its responsibilities and ensuring that there is appropriate independent oversight of internal control and risk management.
Directors have the right to seek independent professional advice at the Group’s expense and copies of such advice are circulated to other directors where applicable and appropriate.
Authority for the operational management of the Group’s businesses has been delegated to the Group Chief Executive for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has authority for the management of that business unit and each has established a management board comprised of its key executives.
Composition of the Board
At the date of approving the Annual Report, the Board comprises sixteen individuals: the Chairman; eight non-executive directors considered under the UK and HK Codes to be independent and seven executive directors.
On 1 April 2014, Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed as a director. He replaced John Foley as Group Chief Risk Officer in August 2013, when the latter was appointed to the new role of Group Investment Director.
How the Board spent its time
Transactions (3%)
Other (2%)
Risk, compliance and governance (19%) Group strategy (27%)
Performance monitoring and financial reporting (18%) Business unit reviews (31%)
John stepped down from the Board on
1 April 2014 and continues in his role as Group Investment Director. In October 2014, the Company announced that Lord Turnbull would not be standing for re-election at the 2015 AGM in May and that he would be succeeded as Chairman of the Remuneration Committee by Anthony Nightingale.
The directors’ biographies, including the skills and experience they bring to the Board, can be found on pages 72 to 75.
Chairman and Chief Executive
The roles of the Chairman and Group Chief Executive are separate and clearly defined. The scope of these roles is approved and kept under regular review by the Board so that no individual has unfettered decision-making powers.
The Chairman is responsible for the leadership and governance of the Board and the Group Chief Executive for the management of the Group and implementation of strategy and policy on the Board’s behalf. In discharging his responsibilities, the Group Chief Executive is advised and assisted by the Group Executive Committee which comprises the business unit heads and a Group Head Office team of functional specialists.
Succession planning
The Board is actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is progressively refreshed and that the Board retains its effectiveness. This is delivered through an established review process applied across all businesses which covers both executive director and senior management succession and development and also through the work of the Nomination Committee as described more fully on page 85. The Board considers annually the outcome of the review and any actions arising from the review are implemented as part of the management development agenda.
Performance evaluation
The Board undertook an external evaluation of its performance and that of its committees in 2014. The review was facilitated by Independent Board Evaluation, a specialist consultancy which undertakes no other business for the Company. Internal evaluations were carried out in 2012 and 2013, and the Company undertook the external evaluation in 2014, in keeping with the provision in the UK Corporate Governance Code on external evaluations on no less than three-yearly intervals.
The Chairman, together with the Group Chief Executive and Group Company Secretary, provided a comprehensive briefing to the assessment team. The evaluation included attendance and observation at Board and committee meetings, as well as access to additional supporting materials to enhance the assessment team’s understanding of how the Board and its committees operate.
In addition, detailed interviews were conducted with every director using a tailor-made agenda. The assessment team consulted senior managers and advisers, who have close contact with the Board and its committees, to obtain their input to the review.
The evaluation concluded that the overall message from the directors was that they believed that the Board and its committees were operating to a very high standard. Directors took their responsibilities seriously and the Board covered all bases thoroughly. While the Board feels the weight of regulatory work acutely, particularly at committee level, high standards were given priority over minimising workload. With a stable strategy and strong business performance against that strategy, the directors are minded to fine-tune rather than materially change Board practices.
Chairman’s introduction Governance Board governance

78 Prudential plc Annual Report 2014 Governance
Board governance continued
2014 Board performance evaluation
Through the evaluation and subsequent discussion at the Board meeting in February 2015, the Board identified areas of particular focus and the related actions set out in the table below:
Theme Action
Board composition Prioritise operational experience, gender balance and relevant geographical representation, where possible, in making new appointments to the Board. Keep the balance of executive and non-executive directors under review.
Relationship with Consider ways of further increasing informal contact senior management between non-executive directors and senior management, for example, inviting additional senior managers to attend committee meetings where appropriate and continuing to create opportunities for contact with local management during overseas visits. Selection processes Provide more detailed updates and information on potential Board candidates to the whole Board as early as possible.
Board papers Continue to review and streamline Board and committee papers.
Throughout the year, the Board also tracked progress through to completion against the actions agreed in respect of the 2013 performance evaluation of the Board and its committees. These actions focused on three broad areas:
— Increasing Board time spent on business operations generally and on specific markets, which was addressed by extending time spent at Board away visits, allowing greater focus on operational aspects;
— Continuing work on succession planning and reporting to the Board, with particular emphasis on Board committees and executive level succession planning. This has been refiected in the work of the Nomination Committee and by continuing the more detailed reporting to the Board, introduced during 2013, on senior management development initiatives; and
— Fine tuning the timing, format and content of Board meetings. These elements have been reviewed and adjusted to ensure Board time is used in the best possible way, balancing time spent on strategic and operational issues and management contact with time spent on regulatory and governance issues.
Philip Remnant, the Senior Independent Director, led the performance evaluation of Paul Manduca and was assisted by Independent Board Evaluation in this process. Feedback on the outcome was provided to the Chairman.
Re-election of directors
All directors will retire from the Board at the 2015 AGM and, with the exception of Lord Turnbull, each wishes to seek re-election. The performance of each director formed part of the overall performance evaluation of the Board and the feedback compiled assisted the Chairman, and the Nomination Committee, in the assessment of the contribution and commitment of the individual directors. This exercise concluded that each director’s performance continued to be effective and supported the Nomination Committee’s recommendation to shareholders to re-elect all directors.
The Board believes that the non-executive directors bring a wide range of business, financial and international experience to the Board and its committees. The executive directors, who head the main businesses of the Group, each bring an in-depth understanding to the Board of their particular business, its markets and challenges, ensuring the Group’s principal activities are represented.
Independence
The independence of the non-executive directors is determined with reference to the United Kingdom (UK) and Hong Kong (HK) corporate governance codes. Prudential is required to affirm annually the independence of all non-executive directors under the HK Listing Rules and the independence of its Audit Committee members under the Sarbanes-Oxley legislation.
The Board has appropriate processes in place to manage any potential confiicts of interest. Additional information on these processes can be found on page 89.
Throughout the year, the non-executive directors were considered by the Board to be independent in character and judgement and met the criteria for independence as set out in the UK and HK Codes. The Company has received confirmation of independence from each of the independent non-executive directors as required by the HK Listing Rules.
Alistair Johnston was a partner in the Group’s auditor, KPMG, from 1986 to 2010. However, he did not audit the Prudential Group and he no longer has any financial or other interest in KPMG. The Board does not consider that this former relationship with KPMG affects Alistair’s status as an independent director of Prudential.
Prudential is one of the UK’s largest institutional investors and the Board does not believe that this compromises the independence of those non-executive directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.
Induction
The Chairman is responsible for ensuring that induction programmes are provided for all new directors. These are tailored to refiect the experience of each director and their position as either executive or non-executive directors. On appointment, all directors embark upon a wide-ranging induction programme covering, among other things, the principal bases of accounting for the Group’s results, the role of the Board and its key committees, the Group’s key risks and the risk management framework within which these sit, as well as the compliance environment in which the Group operates. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. These sessions are facilitated through meetings with executive management and other senior members of the management team. Other areas addressed include the directors’ obligations under the different listing regimes, legal and regulatory issues affecting directors of financial services companies, the Group’s governance arrangements and its investor relations programme, as well as its remuneration policies.

Prudential plc Annual Report 2014 79

Ongoing development

The Chairman is also responsible for ensuring that all directors continually update their skills, knowledge and familiarity with the Company. Directors regularly receive reports facilitating greater awareness and understanding of the Group's businesses and the regulatory and industry-specific environments in which it operates. The Board's overseas visit enabled the directors to develop a fuller understanding of the Group's operations and provided the opportunity to meet with the local senior management teams.

Committee members received detailed presentations at committee meetings focussing on areas of particular relevance to the respective committees and were kept updated on ongoing developments in these areas, as well as the impact these have on the Group. In 2014, the Audit Committee and Risk Committee held a joint session providing an update on the status of Solvency II and the Board received additional information on a number of key regulatory reports such as the Own Risk Solvency Assessment (ORSA) and new investment management metrics developed following the appointment of the Group Investment Director.

In addition, directors were provided with updates throughout the year on other general changes and developments in the legal and regulatory area that could impact the Group.

Meetings

The Board met on ten occasions during the year, which included an overseas meeting held at the Group's operations in Jakarta. The Board also held one strategy event during the year. Individual directors' attendance for meetings throughout the year is set out in the table below.

During the year, the Chairman met with the non-executive directors without the executive directors being present on several occasions.

In the ordinary course of business, Board and committee papers are provided one week in advance of each meeting and where a director was unable to attend Board meetings, their views were canvassed by the Chairman prior to the meeting.

Governance
Board governance

Board and committee meeting attendance during 2014

Number of meetings held	Board 10	Audit Committee 11	Nomination Committee 3	Remuneration Committee 6	Risk Committee 6	General Meeting 1
Chairman						
Paul Manduca	10	–	3	–	–	1
Executive directors						
Tidjane Thiam	10	–	–	–	–	1
Nic Nicandrou	10	–	–	–	–	1
Pierre-Olivier Bouée[1]	8/8	–	–	–	–	1
John Foley[2]	2/2	–	–	–	–	1
Jackie Hunt	10	–	–	–	–	1
Michael McLintock	10	–	–	–	–	1
Barry Stowe	10	–	–	–	–	1
Mike Wells	10	–	–	–	–	1
Non-executive directors						
Philip Remnant	10	11	3	6	–	1
Howard Davies	10	9	3	–	6	1
Ann Godbehere	10	11	3	–	6	1
Alistair Johnston	10	11	–	–	–	1
Kai Nargolwala	10	–	–	6	6	1
Anthony Nightingale	10	–	–	6	–	1
Alice Schroeder	10	11	–	–	–	1
Lord Turnbull	10	–	3	6	5	1

Notes
1 Pierre-Olivier Bouée was appointed as a director on 1 April 2014.
2 John Foley stepped down as a director from 1 April 2014.

80 Prudential plc Annual Report 2014 Governance
Group governance
The Board is responsible for establishing a system of internal control and for reviewing its effectiveness. To achieve this, the Board has established a framework of internal governance which is based on full accountability and transparency across all parts of the Group.
Framework
The framework of internal governance centres on clear delegated authorities, ensuring there is appropriate Board oversight and control of important decisions and the day-to-day business is managed effectively.
The Group Governance Manual sets out the policies and processes by which the Group operates within the framework and it takes account of relevant statutory, regulatory and governance matters.
The Group Risk Framework forms a key component of the Group Governance Framework and sets out the Group-wide approach to managing risk, as part of the internal control system.
The Strategic report contains more detail on risk governance on page 51.
The framework of internal governance is underpinned by the Group Code of Business Conduct, which sets out the ethical standards the Board requires of itself, employees, agents and others working in the Group.
Compliance, reporting and review
The Chief Executive and Chief Financial Officer of each business unit, including Group Head Office, annually certify compliance with the Group’s governance, internal control and risk management requirements. The Group Risk function facilitates a review of the matters identified by this certification process. This includes the assessment of any risk and control issues reported during the year, risk and control matters identified and reported by the other Group oversight functions and the findings from the work of the internal audit function, which carries out risk-based audit plans across the Group, and issues arising from any external regulatory engagement. The system of internal control and its effectiveness is reviewed by the Audit Committee as described on page 82.
The system of internal control complies with the UK and HK Codes, as well as the relevant provisions required by the Company’s secondary listings in New York and Singapore.
For the purposes of the effectiveness review, the Group has followed the 2005 Turnbull Guidance on internal control effectiveness. In line with the Turnbull Guidance, the certification provided above
Summary of Group Risk Framework
Sets out the Group-wide approach to risk management and the key risk provisions which support compliance with the Group’s internal, statutory and regulatory requirements in this area
Establishes the six key components of the framework which are governance, appetite, policies, culture, processes, and definition and categorisation
Risk policies
There are five Group Risk Policies covering credit, insurance, liquidity, market and operational risks
The Group Risk Framework is supported by the Group Dealing Controls Policy, Group Outsourcing and Third-Party Supply Policy and Group–wide Tax Risk Management Framework
Internal control standards and guidance also support the Group Risk Framework does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.
Effectiveness
The Board reviewed the framework of internal governance in December 2014 and the effectiveness of the system of internal control in February 2015, covering all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group’s accounting and financial reporting function. The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report and confirms that the system remains effective and adequate.

Prudential plc Annual Report 2014 81
Board committee reports
The Board has established Audit, Remuneration, Nomination and Risk Committees as principal standing Committees of the Board. These Committees form a key element of the Group governance framework.
Audit Committee report
Ann Godbehere
Chairman of the Audit Committee Members
— Ann Godbehere (Chairman)
— Howard Davies
— Alistair Johnston
— Philip Remnant
— Alice Schroeder
Role and responsibilities
The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website. In overview, the Committee’s oversight responsibilities fall into the following principal areas: financial reporting, the effectiveness of internal control and risk management, external audit, compliance, financial crime and whistleblowing, internal audit and the Group governance framework.
Governance
The Committee members are all independent non-executive directors. In keeping with the provisions of the UK and HK governance codes, the Board is satisfied that Ann Godbehere has recent and relevant financial experience. Ann Godbehere is also designated as the Audit Committee financial expert for the purposes of US legislation. This will be reviewed in 2015 in conjunction with the publication of the Form 20-F.
During 2014, the Committee held 11 meetings. Attendance is set out in the table on page 79. The Committee continued to work closely with the Risk Committee to ensure that any significant areas of overlap were appropriately addressed. Ann Godbehere, the Committee Chairman, is a member of the Risk Committee and the Chairman of the Risk Committee is likewise a member of the Audit Committee. This cross-membership helps to ensure that both Committees work together effectively to cover all relevant issues. Where there is a perceived overlap of responsibilities between these two committees, the terms of reference enable the respective Committee Chairmen to determine which committee is the most appropriate to fulfil the obligation.
The Committee Chairmen reported matters of significance to the Board after each meeting and the minutes of the meetings are made available to all Board members.
The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group General Counsel and the Director of Group-wide Internal Audit, as well as other senior staff from the Group Finance, Group-wide Internal Audit, Risk, Compliance and Security functions attended meetings of the Committee by invitation to contribute to the discussions relating to their respective areas of expertise. The external auditor also attended all meetings.
The Committee received the minutes from the Disclosure Committee (see the section entitled ‘US regulation and legislation’ on page 89 for more information on this Committee) and the Assumptions Approval Committee. The latter reviews the key assumptions used for financial reporting, business planning, forecasting and the IAS 19 valuation of the three UK-defined benefit pension schemes. Where it affects the results of the assurances under the Turnbull compliance statement, the Committee also received appropriate reporting from Group Risk.
In performing its duties, the Committee has access to all employees and their financial or other relevant expertise across the Group and external advisers as necessary.
How the Committee discharged its responsibilities
Financial reporting
The Committee assessed whether suitable accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2014 that had a material effect on the Group’s financial statements.
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Key areas of review in 2014
— Considering key
accounting
judgements and
estimates
— Formulating a view
as to whether the
Annual Report was
fair, balanced and
understandable
— Monitoring the
integrity of the
financial
statements
— Reviewing
procedures for
handling
allegations from
whistleblowers
— Reviewing
procedures to
combat financial
crime
— Reviewing the
effectiveness of the
Group governance
framework
Approving the audit plan and monitoring the auditor’s independence Considering the audit findings report and the terms of engagement and fees to be paid to the auditor
External audit
Financial
Assurance reporting
Procedures and Internal framework control
Compliance
Approving the annual compliance plan for the Group and monitoring its delivery Considering the effectiveness of the Group’s compliance arrangements
— Approving the
internal audit plan,
including
resources, coverage
and delivery
— Considering the
conclusions of the
internal audit
reports
— Monitoring the
effectiveness and
performance of
Group-wide
internal audit
— Reviewing the
effectiveness of
internal control
— Considering the
statements in the
Annual Report
regarding the
effectiveness of
internal control
— Reviewing
compliance with
Sarbanes-Oxley
The Committee also focused on the accounting for material transactions, clarity of disclosures in financial reports, the going-concern assumptions, and compliance with accounting standards and obligations under applicable laws, regulations and governance codes. The Committee further considered the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this requirement.
In addition, with the expansion of the term and geographic scope of our strategic pan-Asia bancassurance partnership with Standard Chartered Bank, the Committee reviewed the IFRS and EEV accounting bases applied to distribution rights. The Committee also considered the impact that the disposal of the Group’s remaining stake in PruHealth and PruProtect and the disposal of the Japan life business would have on the financial statements.
Key assumptions and judgements in respect of the Group’s investments, insurance liabilities, and deferred acquisition costs are important. In this regard, the main areas of focus were consideration of the assumptions applied and operation of internal controls in the preparation of the results, including in relation to the following items:
— Mortality and credit risk for UK annuity business;
— Economic and policyholder behaviour assumptions affecting the measurement of Jackson guarantee liabilities and amortisation of deferred acquisition costs;
— Non-recurrent adjustments to Asia policyholder liabilities; and
— Investment and derivative valuations, in particular considering the results of independent valuations by the external auditor.
The Committee also considered judgemental matters regarding provisions for certain open tax items and presentation of deferred tax assets and liabilities.
The Committee received papers from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis.
As part of its assessment of the explanation of performance, the Committee considered judgemental aspects of the Group’s reporting of non-GAAP metrics. In particular, in relation to the Group’s supplementary reporting on the European Embedded Value (EEV) basis, the Committee considered the appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates, and of changes to EEV operating assumptions and the level of operating experience variances. The Committee reviewed the effect of moving EEV reporting to a post-tax basis, including the appropriateness of effective tax rates.
For economic capital, the Committee, in conjunction with the Risk Committee, reviewed the methodology for the basis of calculation and the disclosures within the supplementary information included in the full-year results announcement and Annual Report.
The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results. The impact of these market-driven effects on the accounting, presentation and disclosure of the Group’s longer-term investment return assumptions and short-term fiuctuations in investment return was an area of focus.
For all the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.
In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group’s preparations for the Phase II insurance accounting standard which is under development by the International Accounting Standards Board, and other financial reporting developments.
Internal control and risk management
The Committee reviewed the Group’s system of internal control and the developments having an impact on it over the course of 2014. The Committee considered the process used to evaluate the effectiveness of the system, as well as the findings of the review. In light of these findings, the Committee assessed the statement on internal control systems prior to its endorsement by the Board. The Board’s assessment as to the effectiveness of the system can be found on page 80 under the heading ‘Effectiveness’.
Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting.
External audit
The Group’s external auditor is KPMG LLP and oversight of the relationship with them is one of the Committee’s key responsibilities. The Committee approved KPMG’s terms of engagement and recommended their remuneration for the statutory audit. The Committee met privately with the auditor on two occasions during 2014 and the Committee Chairman maintained regular contact with the audit partner throughout the year.

Prudential plc Annual Report 2014 83
Effectiveness
To assess the effectiveness of the auditor, the Committee reviewed the audit approach and strategy and received a report on their performance. The evaluation was conducted using a questionnaire which was circulated to the Committee, the Chief Financial Officer and the Group’s senior finance leadership for completion. The feedback provided was reviewed and compiled into a report for the Committee which covered areas such as the knowledge and expertise of the partners and team members, their understanding of the Group, the resourcing applied to the audit and continuity of the team, liaison with Group-wide internal audit and approach to resolution of issues, as well as factors such as their coordination across the Group’s multiple jurisdictions and quality of their written and oral communication. The degree of challenge and robustness of approach to the audit were key components of the evaluation. Audit fees and the FRC Audit Quality review findings were also considered.
The Committee Chairman invited other Group stakeholders to provide their views on the performance of the auditor, and KPMG was given the opportunity to respond to the findings in the report. On completion of the exercise, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.
Auditor independence and objectivity
The Committee is responsible for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (the ‘Policy’). The Policy sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:
— Audit its own firm’s work;
— Make management decisions for the Group;
— Have a mutuality of financial interest with the Group; or
— Be put in the role of advocate for the Group.
The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.
In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report which was considered by the Committee prior to the publication of the financial results.
Fees paid to the auditor
The fees paid to KPMG for the year ended 31 December 2014 amounted to £16.6 million, of which £5.1 million was payable in respect of non-audit services. Non-audit services accounted for 31 per cent of total fees payable.
A further breakdown on the fees paid to KPMG can be found in Note B3.4 to the financial statements on page 157.
Re-appointment
Based on the outcome of the effectiveness evaluation and all other considerations, the Committee recommended to the Board that KPMG be re-appointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2015 Annual General Meeting.
Audit tender
The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005, the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2015, concluding that there was nothing in the performance of the auditor which required a change.
The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In light of this, and conforming to the requirements of the European Union rules, it is expected that the Company will be required to change auditor no later than for the 2023 financial year-end. The Committee also recognises that the industry is in a period of unprecedented change with the introduction of Solvency II in 2016, and the IASB expecting to issue a new insurance accounting standard for implementation, mostly likely, in 2019. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to re-tender the audit ahead of 2019, subject to the Committee’s normal annual review.
In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner was appointed in respect of the 2012 financial year.
Internal audit
The independent assurance provided by Group-wide Internal Audit formed a fundamental part of the Committee’s deliberations on the Group’s overall control environment. The Committee approved Group-wide Internal Audit’s annual plan, resource and budget, and considered the performance of the Director of Group-wide Internal Audit.
Each of the Group’s business units has an internal audit team, the heads of which report to the Director of Group-wide Internal Audit. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Committee and the relevant business unit audit committee. The Director of Group-wide Internal Audit reports functionally to the Chairman of the Committee and for management purposes to the Group Chief Executive.
As part of its remit, the Committee periodically meets with the Director of Group-wide Internal Audit without the presence of management, a practice replicated at the business unit level.
Internal auditor performance
In addition to the periodic external effectiveness review required every five years (last conducted by PwC in 2012); the Committee annually assesses the performance and effectiveness of the internal audit function. The internal effectiveness review, performed by the Group-wide Internal Audit Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA). The review concluded that Group-wide Internal Audit continued to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects and that the function continued to be aligned with its mandated objectives.
Furthermore, following the introduction in July 2013 of the CIIA guidance for Effective Internal Audit in the Financial Services (the Code), an independent third party has assessed Group-wide Internal Audit’s conformance with the Code. In February 2015, their conclusions for 2014 were reported to the Group Audit
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Committee. They reported that the function had designed and implemented enhanced practices to comply with the CIIA guidelines, that Group-wide Internal Audit was generally conformant with the Code, with most areas of the Code embedded and with work well advanced to embed the remaining areas in 2015.
The Committee considered the findings of the Quality Assurance review and the opinion provided by the external verification, and concluded that Group-wide Internal Audit had continued to operate effectively during 2014.
Group Compliance
Regular updates from Group Compliance were provided to the Committee. This function is responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions.
Each business unit has its own compliance function, and the role of Group Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identification, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.
Group Compliance is responsible for ensuring Group-wide compliance policies remain up to date and fit for purpose. These include the Group Compliance Policy, Group Sanctions Policy, Group Anti-Money Laundering Policy and the Policy regulating communications with the Prudential Regulation Authority and Financial Conduct Authority. All these were reviewed during the year and changes considered by the Committee in October.
Financial crime and whistleblowing
The Committee is responsible for reviewing the Group’s whistleblowing procedures, and received regular updates on concerns raised through these channels, as well as management actions taken in response.
The Confidential Helpline Reporting Policy is kept under regular review by the Committee and is maintained as part of the Group Governance Manual. The Group Resilience Director is responsible for the policy and the Committee met with him privately during the year as required to discuss any concerns regarding such issues.
Ongoing development
Throughout the year, the Committee received detailed presentations on a range of topics including updated financial accounting developments, new reporting requirements and briefings on developments in the regulatory environment. Members of the Committee and relevant executive directors attended a joint session with the Risk Committee in respect of the results of the internal model developed under Solvency II provisions.
Committee effectiveness
The Committee reviewed compliance with various applicable regulations and codes of conduct. The results of this assessment were presented to the meeting in December 2014.
The effectiveness of the Committee was evaluated as part of the overall performance evaluation of the Board which confirmed that the Committee continued to operate effectively during the year. More information on this exercise can be found under the Performance Evaluation section on page 77.
Business unit audit committees
The Committee is supported by the work carried out by the business unit audit committees. These committees provide oversight of the respective business units and are comprised primarily of senior management who are independent of the business unit. The minutes of these committees are reported regularly to the Committee, and their meetings are attended by the external auditor as well as senior management from the business unit (including the BU Chief Executive, heads of Finance, Risk, Compliance and Group-wide Internal Audit).
Group-wide Internal Audit assesses the effectiveness of each business unit audit committee annually and provides a report to the Committee.
Each business unit audit committee has adopted the Group’s standard terms of reference, with minor variations to address local regulations or the particular requirements of the business. During 2014, and with the approval of the Committee, these were updated to improve alignment with the Committee’s own terms of reference. The Committee Chairman also reviewed and approved appointments of business unit audit committee members during the year.
Note of thanks from the Committee
Finally, the Committee would like to note that this report is the 30th Prudential annual report to which David Martin, our Head of Financial Accounting, has been a key contributor. The Committee would like to congratulate him on this achievement and thank him for his support and dedication.
Effectiveness
Group-wide Internal Audit carries out an annual assessment of the effectiveness of the business unit audit committees. This is to ensure that these committees continue to function effectively and provide appropriate support enabling the Committee to fulfil its responsibilities.
Internal audit teams in each of the business units carried out the assessments, considering whether each of the committees fulfilled the responsibilities as documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee, formed part of the criteria used for the evaluation. The assessment further factored in the suitability of the business unit audit committee structures and the appropriateness of the membership on each committee.
The Committee considered a report on the findings of the assessment at its October meeting, noting the conclusion that these continued to operate effectively.

Prudential plc Annual Report 2014 85
Nomination Committee report
Paul Manduca Chairman of the Nomination Committee Members
— Paul Manduca (Chairman)
— Howard Davies
— Ann Godbehere
— Philip Remnant
— Lord Turnbull
Role and responsibilities
The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website. The Committee’s responsibilities include keeping under review the composition of the Board, identifying and nominating candidates for approval by the Board to fill any vacancies, evaluating the independence of the non-executive directors and authorising actual or potential conflicts of interest.
Governance
With the exception of the Chairman, all the members of the Committee are non-executive directors. As announced in October 2014, Anthony Nightingale is to join the Committee in May 2015.
The Committee met three times during the year and the Chairman reported to the Board on matters of significance after each meeting. Attendance is set out in the table on page 79. The Group Chief Executive is closely involved in the work of the Committee and was invited to attend and contribute to meetings, as was the Group HR Director.
How the Committee discharged its responsibilities
Board composition and succession planning
The Committee reviewed the composition of the Board and, in particular, the non-executive directors to ensure that the balance of skills, experience and knowledge continued to be appropriate to oversee the achievement of the Group’s strategic objectives. The Committee also considered whether any additional skills and experience would be needed, either to complement those already on the Board or to plan for filling vacancies due to future retirements. The Committee reviewed the succession plans for both executive and non-executive directors, taking into account the board composition criteria outlined previously, as well as the level of diversity desirable for a global Group. The process included consideration of the anticipated demands of the business, and the skills and knowledge required to successfully deliver against these.
Conflicts of interest and independence
The Board has delegated authority to the Committee to consider, and where necessary authorise, any actual or potential confiicts of interest arising in respect of the directors. The Committee considered potential confiicts of interest as they arose during the course of the year, and in respect of the appointment of new directors.
The Committee also reviewed confiicts previously considered and authorised prior to the publication of the Annual Report, and considered the independence of the non-executive directors in the context of the criteria set out in the UK and HK Codes.
Committee effectiveness
The effectiveness of the Committee was evaluated as part of the overall performance evaluation of the Board. These assessments confirmed that the Committee continued to operate effectively during the year. More information on this exercise can be found under the Performance Evaluation section on page 77.
Key areas of review in 2014
— Considering the effectiveness of the composition of Board and Committees
— Evaluating the Board’s diversity including experience, perspective and knowledge
Board Conflicts composition of interest
Succession planning
Conducting the annual review of the conflicts- of-interest register Considering potential conflicts of interest for existing directors and individuals recommended to the Board for appointment as directors
— Considering the future retirement of non-executive directors
— Considering the overall skills and knowledge required to support strategic goals of the Group
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Diversity
Given the global reach of the Group’s operations, the Board makes every effort to ensure it is able to recruit directors from different backgrounds, with diverse experience, perspectives and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international Group. The Board is duty bound to recruit the best available talent and remains committed to appointing the most appropriate candidate for each role. This same approach is applied by all our businesses and bringing the right skills and knowledge to every role is key to the ongoing success of the Group.
As part of a much wider approach to diversity, the Board takes care to consider gender when selecting new members. Although the Board does not endorse quotas, it does commit to having an increasing representation of women in senior positions in the Group and on the Board.
More information on diversity and inclusion across the Group can be found in the Strategic report on page 63.
Independence Tenure of non-executive directors
Chairman (6%) 0_3 years (62%)
directors Executive (44%) 4_6 years (13%) directors Non-executive (50%)
7_9 years (25%)
Experience Gender
Other (6%) Male (81%)
Government regulatory and/or (13%) Female (19%) Insurance (44%)
Financial services (37%)

Prudential plc Annual Report 2014 87
Risk Committee report
Sir Howard Davies
Chairman of the Risk Committee Members
— Howard Davies (Chairman)
— Ann Godbehere
— Kai Nargolwala
— Lord Turnbull
Role and responsibilities
The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website. The Committee is responsible for recommending the Group’s overall risk appetite and tolerance to the Board for approval, considering the Group’s key risks, advising the Board on the risks inherent in strategic transactions and business plans, reviewing the Group investment framework and advising the Remuneration Committee on risk weightings. The Committee has oversight for a number of risk-related regulatory submissions and for the ‘three lines of defence’ model which forms the basis for the Group’s approach to managing risk. The Committee also monitors the effectiveness of the Group Chief Risk Officer.
Governance
The Committee met on six occasions during the year and continued to maintain close links to the Audit Committee. Attendance is set out in the table on page 79. Howard Davies, the Committee Chairman, is a member of the Audit Committee and similarly, the Audit Committee Chairman is a member of the Committee. This cross-membership facilitates an effective linkage between both Committees, ensuring that any risk assurance relevant to financial reporting is referred to the Audit Committee. In addition, where there is a perceived overlap of responsibilities between these two committees, the terms of reference enable the respective Committee Chairmen to determine which committee is the most appropriate to fulfil the obligation.
The Committee Chairmen reported matters of significance to the Board after each meeting and the minutes of the meetings are made available to all Board members.
The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group Investment Director, the Group-wide Internal Audit Director, the Group General Counsel, as well as senior staff from the Group Risk function, attended meetings of the Committee by invitation to contribute to the discussions relating to their respective areas of expertise.
The Committee received the minutes of the Group Executive Risk Committee, along with any matters escalated by the other risk management committees. The Committee is provided with regular reports on the activities of the Group Risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from this function.
The Group’s capital position and overall position against risk limits are reviewed regularly by the Committee. Key economic capital metrics, as well as risk-adjusted profitability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Committee and the Board.
How the Committee discharged its responsibilities
Risk management and the Group Risk Framework
The Committee continued to receive detailed reports on key risk exposures, emerging and potential risks, and the
Key areas of review in 2014
— Considering the economic
capital methodology and
results including feedback
to Prudential Regulation
Authority
— Overseeing the
development of the
Internal Model
— Monitoring the
effectiveness of Group
Risk Framework
— Monitoring business and
regulatory developments
with risk implications
— Overseeing the process
for compiling and the
detailed review of the ORSA,
making recommendations
to the Board
Capital model development
Risk management and Group Risk Framework
G-SII designation
Group Investment framework
— Monitoring developments within the developing G-SII process
— Overseeing and signing- off on key deliverables, including the Recovery Plan, Systemic Risk Management Plan, Liquidity Risk Management Plan
— Considering the remit of the Group Investment Director and scope of the Group investment function
— Overseeing the alignment of the Group’s risk and investment frameworks
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drivers of risk throughout the Group. It received regular updates from the Group Investment Director and various departments on market conditions and their impact on the business as a whole. The committee considered the stress scenarios and results of the Group’s stress testing, and considered the appropriateness of the ‘three lines of defence’ model on which the Group Risk Framework is based. More information on the model can be found in the Group Chief Risk Officer’s report on page 51. The information received enabled the committee to monitor capital and liquidity management, and to assess and challenge both the effectiveness and appropriateness of the Group Risk Framework, ensuring that it continued to support the risk appetite as determined by the Board. Adjustments to specific limits and policies within the established risk appetite were considered and approved by the committee.
The findings of the regular survey on risk culture across the Group were reviewed by the Committee and provided a backdrop to the environment in which the Group Risk Framework is implemented.
Cyber risk
The committee reviewed an in-depth report into the Group’s arrangements for managing cyber risk. This included measuring the current arrangements against the approved appetite and tolerance and considering the levels of inter-connectedness between the Group’s operating business units.
Economic capital models and regulatory reporting
The committee continued to oversee the development of the Group’s economic capital model ahead on the implementation of Solvency II in 2016. The model continues to be based on draft rules and a number of working assumptions as set out in the Additional information on page 324. The committee’s oversight will continue through 2015 as the model is finalised and agreed with the Prudential Regulation Authority.
The committee reviewed a number of regulatory submissions and recommended them to the Board for approval. One of the key new submissions in the year was the Group’s Own Risk and Solvency Assessment (ORSA). The committee was also kept updated on the discussions with the Prudential Regulation Authority in respect of the findings of the ORSA.
The Group’s response to the 2014 European Insurance and Occupational Pensions Authority Guidelines on the System of Governance stress test was considered by the committee prior to its submission to the Regulator.
Globally Systemically Important Insurer (G-SII)
In July 2013, the Group was designated as a Globally Systemically Important Insurer by the Financial Stability Board. The committee continued to oversee the deliverables required as a result of the Group’s designation and dialogue remained ongoing with the Prudential Regulation Authority in respect of the growing scope of this project.
Group investment framework
The alignment of the Group risk and investment frameworks was considered by the committee. The views of the Group Chief Risk Officer and Group Investment Director were taken into account, as was the need to maintain a clear separation between the relevant lines of defence. The Group Risk Framework already encompassed established limits and processes in respect of managing credit, liquidity, market, operational and other risks, and it was deemed appropriate to use this framework to enhance the Group’s oversight of its investment approach. The committee’s terms of reference were updated accordingly to refiect this responsibility.
Ongoing development
The committee regularly received updates from the Group Investment Director, Group Risk and Group Treasury functions on industry and market developments and their impact on the Group. Members of the committee and relevant executive directors attended a joint session with the Audit Committee in respect of the results of the internal model developed under Solvency II provisions.
Committee effectiveness
The effectiveness of the committee was evaluated as part of the overall performance evaluation of the Board which confirmed that the committee continued to operate effectively during the year. More information on this exercise can be found under the Performance Evaluation section on page 77.
Remuneration Committee report
The report on the responsibilities and activities of the Remuneration Committee can be found in the Directors’ Remuneration Report, which is set out on pages 93 to 120.
Corporate governance codes
In line with its primary listings on the London and Hong Kong stock exchanges, the Company has applied the principles of the UK and HK Codes as set out in the Governance report on pages 71 to 91 and also in the Directors’ Remuneration Report, which can be found on pages 93 to 120.
The Board confirms that it has complied with all relevant principles set out in the UK and HK Codes throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors.
In line with the principles of the UK Code, fees for non-executive directors are determined by the Board.
The UK Code, issued in 2012, can be viewed on the Financial Reporting Council’s website, with the HK Code available on the website of the HK Stock Exchange.

Prudential plc Annual Report 2014 89
Additional information
Appointment of Directors
The Board, or the members in a general meeting, may appoint a maximum of 20 directors as set out in the Company’s Articles of Association. Their removal and resignation is also governed by the Articles, as well as provisions of the governance codes which the Company abides by and as stipulated in the relevant provisions of the Companies Act 2006.
Conflicts of interest
Directors have a statutory duty to avoid confiicts of interest with the Company. The Company’s Articles of Association allow its directors to authorise confiicts of interest and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve confiicts or potential confiicts of interest. Under these procedures, directors are required to declare all directorships in companies which are not part of the Group, along with other positions which could result in confiicts or could give rise to a potential confiict.
The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually where applicable and reviews authorisations annually prior to the publication of the Annual Report.
Directors’ external appointments
Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.
Non-executive directors may hold positions on a number of external company boards or other bodies provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential confiicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of the non-executive directors are detailed in their biographies on pages 74 to 75.
Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with either the Chairman or Group Chief Executive and, where necessary, consideration by the Nomination Committee. Permission is granted provided that they do not lead to any confiicts of interest.
Some executive directors hold directorships of other listed companies, but would not be expected to hold more than one such appointment, nor hold the chairmanship of a FTSE 100 company. In addition, executive directors may also hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in the Directors’ Remuneration Report on page 114.
Directors’ indemnities and protections
The Company’s Articles of Association permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.
Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group. Directors and certain senior managers of companies within the Group are provided with protection against personal financial exposure which may be incurred in their capacity as such. These include qualifying third party indemnity provisions (as defined by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2014 and remain in force.
Terms of appointment for non-executive directors
Non-executive directors are appointed on the understanding that they serve an initial term of three years. Subject to review by the Nomination Committee, it would be expected that they would serve a second term of three years. In both instances, non-executive directors remain subject to annual election at the Annual General Meeting. After six years of service, non-executive directors may be appointed for a further year, up to a maximum of three years, subject to rigorous annual review by the Nomination Committee and annual election at the Annual General Meeting. Good governance does not generally support the practice of serving longer than nine years on the Board as a non-executive director.
Compensation for loss of office
The Company’s policy on loss of office payments for directors formed part of the directors’ remuneration policy which was approved by shareholders at the 2014 AGM. A copy of this can be found on the Company’s website.
Share dealing and inside information
Prudential confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules, and that the directors have complied with this code of conduct throughout the period.
Relevant controls are applied to the handling and dissemination of inside information which form part of the Group’s internal governance framework.
Powers of the Board
The Board may exercise all powers conferred on it by the Company’s Articles of Association and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company’s Articles of Association) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.
US regulation and legislation
As a result of its listing on the New York stock exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and has adopted procedures to ensure such compliance.
In particular, in relation to s.302 of the Sarbanes-Oxley Act 2002 which covers disclosure controls and procedures, a Disclosure Committee has been established, reporting to the Group Chief Executive, chaired by the Chief Financial Officer and comprising members of senior management. The work of the Disclosure Committee supports the Group Chief Executive and Chief Financial Officer in making the certifications regarding the effectiveness of the Group’s disclosure procedures.
Change of control
Under the agreements governing
Prudential Corporation Holdings Limited’s life insurance and fund management joint ventures with China International Trust & Investment Corporation (‘CITIC’), if there is a change of control of the Company, CITIC may terminate the agreements and either (i) purchase the Company’s entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC’s interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.
Board committee reports Corporate governance codes Governance Additional information

90 Prudential plc Annual Report 2014 Governance
Additional information continued
Significant contracts
At no time during the year did any director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.
Customers
The five largest customers of the Group constituted in aggregate less than 30 per cent of its total sales for each of 2014 and 2013.
For the year ended 31 December 2014, none of the directors, their associates or any shareholders of the Company (which have, to the knowledge of the directors of the Company, owned more than 5 per cent of the issued share capital) had any interest in the Group’s major customers.
Statutory and regulatory disclosures
Financial reporting
The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 123 to 269 and the supplementary information on pages 277 to 307. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its audit of the EEV basis supplementary information, and to report its opinions to the Company’s shareholders and to the Company. Its opinions are given on pages 271 to 273 and 309.
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the financial affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors’ responsibilities on page 270 and page 308.
Company law also requires the Board to approve the Strategic report. In addition, the UK Code requires the directors’ statement to state that they consider the annual report and financial statements, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.
The directors are further required to confirm that the Strategic report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the statement of directors’ responsibilities on pages 270 and 308.
The Strategic report provides, on pages 47 to 49, a description of the Group’s risk and capital management, which includes a description of the Group’s liquidity position. These risks are also discussed in the audited sections of the Group Chief Risk Officer’s report on the risks facing our business and our capital strength.
The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor is unaware; each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.
Going concern
In accordance with the requirements of the guidance issued by the Financial Reporting Council in October 2009 ‘Going Concern and Liquidity Risk: Guidance for Directors of UK companies 2009’, after making sufficient enquiries the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future. In support of this expectation, the Company’s business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in the Strategic report on pages 39 to 50. The risks facing the Group’s capital and liquidity positions and their sensitivities are referred to in the Strategic report on pages 51 to 60. Specifically, the Group’s borrowings are detailed in note C6 on pages 225 to 226, the market risk and liquidity analysis associated with the Group’s assets and liabilities can be found in note C3.5(a) on pages 199 to 200, policyholder liability maturity profile by business units in notes C4.1(b), (c) and (d) on pages 207, 209 and 210 respectively, cash fiow details in the consolidated statement of cash fiows and provisions and contingencies in note C12 on page 254. The directors therefore have continued to adopt the going concern basis of accounting in preparing the financial statements for the year ended
31 December 2014.

Prudential plc Annual Report 2014 91
Index to principal Directors’ Report disclosures
Information required to be disclosed in the Directors’ Report may be found in the following sections:
Information Section in Annual Report Page number(s)
Business review Strategic report 15
Disclosure of information to auditor Additional information 90
Directors in office during the year Board of Directors 72-75
Dividend recommended for the year Strategic report 50
Details of qualifying third-party indemnity provisions Governance report 89
Corporate responsibility governance Corporate responsibility review 70
Political donations and expenditure Corporate responsibility review 68
Greenhouse gas emissions Corporate responsibility review 69
Financial instruments – risk management objectives Strategic report 51 and policies
Post-balance sheet events Note D4 of the Notes on the Group financial statements 259
Future developments of the business of the Company Group Chief Executive’s report 13
Employment policies and employee involvement Corporate responsibility review 63-66
Structure of share capital, including restrictions Shareholder information 348 on the transfer of securities, voting rights and
significant shareholders
Rules governing appointments of directors Governance report 89
Remuneration Committee report Directors’ remuneration report 101
Directors’ interests in shares Directors’ remuneration report 112
Rules governing changes to the Articles of Association Shareholder information 348
Powers of directors Governance report 89
Significant agreements impacted by a change of control Governance report 89
Agreements for compensation for loss of office Governance report 89 or employment on takeover
In addition, the risk factors set out on pages 338 to 343 and the additional unaudited financial information set out on pages 313 to 337, are incorporated by reference into this Directors’ Report.
Signed on behalf of the Board of Directors
Alan F Porter
Group Company Secretary
9 March 2015
Additional information
Statutory and regulatory disclosures
Governance Index to principal Directors’ Report disclosures

92 Prudential plc Annual Report 2014

Prudential plc Annual Report 2014 93
Section 4
Directors’ remuneration report
94 Annual statement from the Chairman of the Remuneration Committee
96 Our executive remuneration at a glance
98 Summary of Directors’ remuneration policy 101 Annual report on remuneration 116 Supplementary information remuneration Directors’ report
This report has been prepared to comply with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, as well as the Companies Act 2006 and other related regulations.
The following sections were subject to audit: Salary information table in section entitled ‘Base salary’, Annual Bonus, Long Term Incentive Plans with performance periods ending on
31 December 2014, Pension entitlements, Table of 2014 and 2013 executive director total remuneration ‘The Single Figure’ and related notes, Long-term incentives awarded in 2014, Non-executive director remuneration in 2014, Statement of directors’ shareholdings, Outstanding share options, Recruitment
Arrangements and Payments to past directors. 4

94 Prudential plc Annual Report 2014 Directors' remuneration report

Directors' remuneration report

Annual statement from the Chairman of the Remuneration Committee



Lord Turnbull
Chairman of the Remuneration Committee

Dear shareholder,
I am pleased to present the Remuneration Committee's report for the year to 31 December 2014.

This will be the last report that I present as Chairman of the Remuneration Committee before I step down from the Board at the AGM. I am pleased that Anthony Nightingale, who has served the Remuneration Committee since June 2013, has agreed to undertake this role going forward.

The Committee's report is presented in the following sections:

— An 'at a glance' summary of the Group's remuneration arrangements on pages 96 to 97;
— A summary of our Directors' Remuneration Policy on pages 98 to 100, this describes how we pay directors and the rationale for these arrangements. This Policy was approved by shareholders at the 2014 AGM;
— Our annual report on remuneration on pages 101 to 115 which describes how the Committee applied the Remuneration Policy in 2014 and the decisions it has made in respect of 2015; and
— Supplementary information on pages 116 to 120.

This letter shares the Committee's thinking on a number of the key decisions that we took about rewarding the performance achieved in 2014 and about remuneration arrangements for 2015.

Rewarding 2014 Performance

As set out in the Business Review section earlier in this Annual Report, the Group's financial performance in 2014 was strong:

Strategic priority	Group performance £m

IFRS operating profit
Prudential's primary measure of profitability and a key driver of shareholder value


CAGR +15%
1,823
2,017
2,520
2,954
3,186
2010
2011
2012
2013
2014

EEV new business profit
A measure of the future profitability of the new business sold during the year and indicates the profitable growth of the Group


CAGR +10%
1,433
1,536
1,791
2,082
2,126
2010
2011
2012
2013
2014

Business unit remittances
Cash flows across the Group balance these net remittances (which support dividend payments) with the retention of cash for profitable reinvestment


CAGR +12%
935
1,105
1,200
1,341
1,482
2010
2011
2012
2013
2014

Measuring our performance page 20

Prudential plc Annual Report 2014 95
All businesses reported strong performance in 2014, notwithstanding the challenges the Group faced which included the decline in long-term interest rates and the UK budget changes announced in March 2014. These results were achieved while maintaining appropriate levels of capital and operating within the Group’s risk appetite and framework. The Committee believes that the bonuses it awarded to executive directors for 2014 appropriately refiect this strong performance.
The Group achievements in 2014 built on the strong results achieved in recent years. Over the longer term, the Group has created substantial value for shareholders through share price rises and by increasing dividend payments. £100 invested in Prudential on 1 January 2012 was worth £257 on 31 December 2014. This performance outstripped that of other international insurance companies; this measure of total returns was the performance condition attached to the Group Performance Share Plan awards made in 2012, therefore the Committee determined that these awards should be released in full in Spring 2015.
Executives’ community of interest with other shareholders is fostered by annual and long-term incentive plans and is underscored by their personal shareholdings. Many of the executive directors have shareholdings which far exceed the guidelines that they are asked to meet. For instance, on 31 December 2014, Tidjane Thiam had a beneficial interest in shares with a value of almost 1,000 per cent of his salary.
Implementing the Policy approved by shareholders
The Committee was pleased with the level of support which shareholders gave the Company’s Directors’ Remuneration Policy at the 2014 AGM. The Committee believes that the Policy remains appropriate and does not intend to present the Policy to shareholders for their approval in 2015.
The Committee will implement two refinements to executive pay arrangements in 2015 within the current Policy:
— Economic capital measure – as the
Group prepares for the implementation of Solvency II, it is increasingly using economic capital as a key measure of capital adequacy. To refiect this change, part of executive directors’ 2015 bonuses will be determined by the achievement of economic capital targets; and
— Power to recover incentive payments
– the Committee has determined that it is appropriate for it to have the power to recover (‘clawback’) incentives after they are received by executives. Clawback provisions will apply to 2015 bonuses and long-term incentive awards, and may be applied in certain circumstances including the misstatement of financial results.
Reflecting the growth of the Group
Recent years have seen significant increases in the complexity and scale of the Group. The Company’s geographic footprint and range of products have continued to grow in response to customers’ savings and protection needs. While these developments have delivered real and sustained value to shareholders, they have also required the organisation to operate in a more complex regulatory environment and to build effective relationships with new and more dive groups of stakeholders. As a result, leadership roles have become more demanding and time consuming.
It was in this context that the Committee reviewed the Chairman’s fee during 2014. Paul Manduca’s fee has been fixed since his appointment as Chairman in July 2012. On his appointment, Mr Manduca agreed that Prudential would be his principal focus but his actual time commitment has been significantly higher than we anticipated at that time. The Committee has decided to increase the Chairman’s fee from £600,000 to £700,000 with effect from 1 July 2015 to recognise the increased demands of the role.
In determining executive directors’ packages for 2015, the Committee was conscious to balance restraint with the need to recognise particular changes in the scope of some roles. All executive directors received a 2015 salary increase of 3 per cent. These increases are in line with those awarded to other Group employees. The exception was the Chief Executive of PCA, who received a 5 per cent increase to refiect infiation and employee salary increases in the Asian market. Changes were made to the maximum bonus opportunities and long-term incentive awards of the Chief Executives of PCA and of UK & Europe, as described in the Annual Report on Remuneration. These changes refiect the growing scale and strategic impact of these roles, and the personal contribution made by the incumbents. A number of the Company’s largest shareholders were consulted on these changes.
External pay data does not drive the level of executive directors’ salaries or non-executive directors’ fees. When the Committee has resolved on planned increases, we reference data as a sense check to ensure that the remuneration paid by the Company remains fair, competitive and within the range of that offered by similar organisations.
In conclusion
I trust that you will find this report a clear account of the way in which the Committee has implemented the Directors’ Remuneration Policy during 2014.
I look forward to your continued support for the Company’s remuneration arrangements.
Lord Turnbull Chairman of the
Remuneration Committee
9 March 2015
Directors’ Annual statement from the remuneration report Chairman of the Remuneration Committee

96 Prudential plc Annual Report 2014 Directors' remuneration report

Directors' remuneration report

Our executive remuneration at a glance

Our remuneration strategy and principles

Our remuneration strategy remains unchanged from that previously approved by shareholders:

To attract and retain the high-calibre executives required to lead and develop the Group

Reward must be:

— Valued by executives; and

— Competitive, to engage executives who are in demand in the global talent market, and, if required, support hiring the best external talent.

To reward executives for delivering our business plans and generating sustainable growth and returns for shareholders

Reward must be:

— Determined by delivery of the Group's annual and longer term business objectives;

— Aligned with shareholder value creation; and

— Consistent with the Group's risk appetite so that the delivery of the business plan can be sustained.

Our remuneration architecture

Performance basis	Key elements[1]	Timeline (2015–2019)	Key features of our policy	How we implemented the policy
	Salary	to 2015	Broadly aligned with pay review budgets for other employees.	— Salary increases of 3% in 2014. — Salary increases of 3% in 2015[2].
Financial and personal objectives set with reference to business plans approved by the Board.	Cash bonus	to 2015	The maximum opportunity is up to 200% of salary. A significant proportion, currently 40%, of bonus is deferred into shares for three years. Award is subject to malus and clawback provisions.	The Group Chief Executive has a maximum AIP opportunity of 200% of salary. For other executives the maximum is 180%. 2014 bonuses were paid based on performance measures related to profit, cash flow and capital adequacy, as well as personal objectives.
	Deferred bonus	to 2018		
Stretching IFRS profit ranges set with reference to business plans approved by the Board. TSR vesting schedule relative to insurance peers.	Prudential Long Term Incentive Plan ('PLTIP')	to 2017	Maximum award under the Plan is 550% of salary. Aligned with our long-term business strategy and delivery of shareholder value, vesting is currently subject to: Relative TSR; **and** Group IFRS Profit; or Business unit IFRS profit Measured over the three financial years from year of award.	Awards in 2014 and 2015 are below plan limits: — Group Chief Executive: 400% of salary — CEO JNL: 460% of salary — Other PLTIP awards were 250% of salary, or less. For business unit CEOs, awards vest based on TSR and business unit IFRS profit. For other executives, awards are subject to TSR and Group IFRS profit targets. The Committee keeps the performance conditions under review to ensure that future awards remain aligned with strategy.
	Share ownership guidelines	to 2019	We have significant share ownership guidelines for all executives[3] as follows: — 350% of salary for the Group Chief Executive; and — 200% of salary for other Executive Directors.	

Key

- Fixed pay
- Short term variable pay
- Long term variable pay
- Share ownership guidelines

Notes

1 CEO, JNL also shares in the JNL bonus pool; and CEO, M&G retains separate arrangements.

2 The CEO, PCA received an increase of 5%.

3 Progress against the share ownership guidelines is detailed in the 'Statement of directors' shareholdings' section of the Annual Report on Remuneration.

Prudential plc Annual Report 2014 97

What this performance means for executive directors' pay

At Prudential, the remuneration packages are designed to ensure a strong alignment between pay and performance. As you can see from the charts on page 94, sustained growth across all of our key performance metrics has delivered substantial value to our shareholders. This has been reflected in both the annual bonuses paid and the release of long-term incentive awards, as set out in the Annual Report on Remuneration.

In particular, the long-term incentives awarded to executive directors in 2012 had stretching performance conditions attached to vesting and were denominated in shares. The value generated for shareholders through share price growth and dividends paid over the last three years is therefore reflected in the value of the 2014 long-term incentive plan ('LTIP') releases, as illustrated in the chart below.

Value of LTIP releases


£000
9,000
7,500
6,000
4,500
3,000
1,500
0
319
743
1,124
1,420
1,272
2,715
1,256
2,925
1,257
2,929
3,546
8,254
2,701
6,292
On grant (2012)
On vesting (2015)
On grant (2013)
Pierre-Olivier Bouée
Jackie Hunt
Michael McLintock
Nic Nicandrou
Barry Stowe
Tidjane Thiam
Mike Wells
Share price growth
Dividends
Award size

The value of these performance-related elements of remuneration are added to the fixed packages provided to executive directors to calculate the 2014 'single figure' of total remuneration. These are outlined in the table below:

		Fixed pay		Performance-related			
Executive director	Role	2014 salary	Pension & benefits	2014 bonus	LTIP vesting	2014 'Single Figure'	2013 'Single Figure'
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	473	193	752	743	2,161	n/a
John Foley[2]	Group Investment Director	162	65	255	3,147	3,629	4,040
Jackie Hunt	Chief Executive, UK & Europe	644	324	1,016	1,420	3,404	3,564
Michael McLintock	CEO, M&G	382	190	2,292	2,715	5,579	6,491
Nic Nicandrou	Chief Financial Officer	682	267	1,186	2,925	5,060	4,160
Barry Stowe	CEO, PCA	665	879	1,046	2,929	5,519	4,959
Tidjane Thiam	Group Chief Executive	1,061	397	2,122	8,254	11,834	8,702
Mike Wells	President & CEO, JNL	676	77	4,348	6,292	11,393	11,883

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.

2 John Foley stepped down from the Board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.

Aligning 2015 pay to performance

The Remuneration Committee awarded 2015 salary increases to all executive directors in line with the budget for the wider workforce. Some changes have been made to incentive opportunities to reflect the growing scope and impact of these roles. As stated above, no changes have been made to the remuneration architecture. We believe remuneration packages remain strongly aligned with performance over both the short and the long term.

The resultant remuneration packages for 2015 are set out in detail in the Annual Report on Remuneration and summarised in the table below:

				Maximum AIP (% salary)		
Executive director	Role	2015 salary increase	2015 salary	Maximum bonus	Bonus deferred	LTI Award (% salary)
Pierre-Olivier Bouée	Group Chief Risk Officer	3%	£649,000	160%	40%	250%
Jackie Hunt	Chief Executive, UK & Europe	3%	£664,000	175%	40%	250%
Michael McLintock[1]	CEO, M&G	3%	£394,000	600%	40%	450%
Nic Nicandrou	Chief Financial Officer	3%	£703,000	175%	40%	250%
Barry Stowe	CEO, PCA	5%	HK$8,920,000	180%	40%	250%
Tidjane Thiam	Group Chief Executive	3%	£1,093,000	200%	40%	400%
Mike Wells[2]	President & CEO, JNL	3%	US$1,148,000	160%	40%	460%

Notes

1 The bonus opportunity for the CEO, M&G remains at the lower of 0.75 per cent of M&G's IFRS profit or six times salary. He continues to receive awards under the Prudential LTIP and the M&G Executive LTIP, which are both included in the above LTI award.

2 The CEO, JNL will also continue to have a 10 per cent share of the Jackson Senior Management Bonus Pool. 40 per cent of this is deferred in shares.

Directors' remuneration report
Our executive remuneration at a glance

98 Prudential plc Annual Report 2014 Directors’ remuneration report
Directors’ remuneration report
Summary of Directors’ remuneration policy
The Company’s Directors’ Remuneration Policy was approved by shareholders at the 2014 AGM. This Policy came into effect following the AGM on 15 May 2014 and will apply for a period of three years unless shareholders approve a revised Policy within that time.
The pages that follow present a summary of the Remuneration Policy. The complete Policy can be found on our website at www.prudential.co.uk/site-services/governance-and-policies/directors-remuneration-policy
Remuneration for executive directors Fixed pay
Element Operation Opportunity
Salary The Committee reviews salaries annually, considering Annual salary increases for executive factors such as: directors will normally be in line with the increases for other employees across our
— Salary increases for all employees; business units. However, there is no
— The performance and experience of the executive; prescribed maximum annual increase.
— Group or business unit financial performance;
— Internal relativities; and
— Economic factors such as infiation.
Market data is also reviewed so that salaries remain a competitive range relative to each executive director’s local market.
Benefits Executive directors are offered benefits which refiect their The maximum paid will be the cost to the individual circumstances and are competitive within their Company of providing benefits. The cost of local market, including: benefits may vary from year to year but the Committee is mindful of achieving the best
— Health and wellness benefits; value from providers.
— Protection and security benefits;
— Transport benefits;
— Family and education benefits;
— All employee share plans and savings plans; and
— Relocation and expatriate benefits.
Provision for Current executives have the option to: Executive directors are entitled to receive an income in pension contributions or a cash supplement
— Receive payments into a defined contribution scheme; retirement (or combination of the two) up to a total of and/or 25 per cent of base salary.
— Take a cash supplement in lieu of contributions.
In addition, the Chief Executive, PCA receives Jackson’s Defined Contribution Retirement Plan has a statutory contributions into the Mandatory guaranteed element (6 per cent of pensionable salary) Provident Fund. and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.
Element Operation Opportunity
Salary The Committee reviews salaries annually, considering Annual salary increases for executive factors such as: directors will normally be in line with the increases for other employees across our
— Salary increases for all employees; business units. However, there is no
— The performance and experience of the executive; prescribed maximum annual increase.
— Group or business unit financial performance;
— Internal relativities; and
— Economic factors such as infiation.
Market data is also reviewed so that salaries remain a competitive range relative to each executive director’s local market.
Benefits Executive directors are offered benefits which refiect their The maximum paid will be the cost to the individual circumstances and are competitive within their Company of providing benefits. The cost of local market, including: benefits may vary from year to year but the Committee is mindful of achieving the best
— Health and wellness benefits; value from providers.
— Protection and security benefits;
— Transport benefits;
— Family and education benefits;
— All employee share plans and savings plans; and
— Relocation and expatriate benefits.
Provision for Current executives have the option to: Executive directors are entitled to receive an income in pension contributions or a cash supplement
— Receive payments into a defined contribution scheme; retirement (or combination of the two) up to a total of and/or 25 per cent of base salary.
— Take a cash supplement in lieu of contributions.
In addition, the Chief Executive, PCA receives Jackson’s Defined Contribution Retirement Plan has a statutory contributions into the Mandatory guaranteed element (6 per cent of pensionable salary) Provident Fund. and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.

Prudential plc Annual Report 2014 99

Variable pay

Element	Operation	Opportunity
Annual bonus	Currently all executive directors participate in the Annual Incentive Plan (AIP). AIP awards for all executive directors are subject to the achievement of financial and personal objectives. Business unit chief executives either have measures of their business unit's financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the President and CEO, JNL currently participates in the Jackson Senior Management Bonus Pool as well as in the AIP. The financial measures used for the annual bonus will typically include profit, cash and capital adequacy. Jackson's profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool. In specific circumstances, the Committee also has the power to recover all (or part of) bonuses and share awards for a period after they are awarded to executives. These clawback powers apply to the cash and deferred elements of 2015 and subsequent bonuses and to long-term incentive awards made on or after 1 January 2015.	The Chief Executive, M&G has a bonus opportunity of the lower of six times salary or 0.75 per cent of M&G's IFRS profit. For other executive directors, the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant Annual Report on Remuneration. In addition to the AIP, the President & CEO, JNL receives a 10 per cent share of the Jackson Senior Management Bonus Pool.
Deferred bonus shares	Executive directors are required to defer a percentage (currently 40 per cent) of their total annual bonus into Prudential shares for three years. The release of awards is not subject to any further performance conditions. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding deferred award in specific circumstances. From 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.
Prudential Long Term Incentive Plan ('PLTIP')	Currently all executive directors participate in the Prudential Long Term Incentive Plan ('PLTIP'). The PLTIP has a three-year performance period. Vesting of outstanding awards is dependent on: — Relative TSR (50 per cent of award); and — Group IFRS profit (50 per cent of award); or — Business unit IFRS profit (50 per cent of award). The performance measures attached to each award are dependent on the role of the executive and will be disclosed in the relevant Annual Report on Remuneration. The Chief Executive, M&G's PLTIP awards are subject only to the TSR performance condition as the IFRS profit of M&G is a performance condition under the M&G Executive LTIP. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. From 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive's annual basic salary. Awards made in a particular year are usually significantly below this limit and are disclosed in the relevant Annual Report on Remuneration. The Committee would consult with major shareholders before increasing award levels during the life of this Policy. The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.
M&G Executive LTIP	The Chief Executive, M&G currently receives awards under this plan. He receives an annual award of phantom shares each with a notional starting share price of £1. The phantom share price at vesting is currently determined by M&G's profitability with profit and investment performance over the three-year performance period. Awards are settled in cash. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances.	The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under this plan. Maximum vesting is 100 per cent of the number of phantom shares originally awarded.

Directors' remuneration report
Summary of Directors' remuneration policy

100 Prudential plc Annual Report 2014 Directors’ remuneration report
Summary of Directors’ remuneration policy continued
Share ownership guidelines
Operation
The guidelines for share ownership were increased to the following levels in 2013:
— 350 per cent of salary for the Group Chief Executive; and
— 200 per cent of salary for other executive directors.
Executives have five years from the implementation of these increased guidelines (or from the date of their appointment, if later) to build this level of ownership.
The full Policy sets out the Committee’s powers in respect of executive directors joining or leaving the Board, where a change in performance conditions is appropriate or in the case of corporate transactions (such as a takeover, merger or rights issue). The Policy also describes legacy long-term incentive plans under which some executive directors continue to hold awards.
Remuneration for non-executive directors and the Chairman Non-executive directors
Fees Benefits Share Ownership Guidelines
All non-executive directors receive a basic fee for their Travel and expenses for non-executive It is expected that non-executive duties as a Board member. Additional fees are paid for directors are incurred in the normal directors will hold shares with a added responsibilities such as chairmanship and course of business, for example in relation value equivalent to one times the membership of committees or acting as the Senior to attendance at Board and Committee annual basic fee (excluding
Independent Director. Fees are paid to non- meetings. The costs associated with these additional fees for chairmanship executives in cash. Fees are reviewed annually by the are all met by the Company. and membership of any
Board with any changes effective from 1 July. committees).
If, in a particular year, the number of meetings is Non-executive directors are materially greater than usual, the Company may expected to attain this level of determine that the provision of additional fees is fair share ownership within three and reasonable. years of their appointment.
Non-executive Chairman
Fees Benefits Share Ownership Guidelines
The Chairman receives an annual fee for the The Chairman may be offered benefits The Chairman has a share performance of their role. On appointment, the fee including: ownership guideline of one times may be fixed for a specified period of time. Fees will their annual fee and is expected
— Health and wellness benefits;
otherwise be reviewed annually with any changes to attain this level of share effective from 1 July. — Protection and security benefits; ownership within five years of the
The Chairman is not eligible to participate in annual — Transport benefits; and date of his appointment.
bonus plans or long-term incentive plans. — Relocation and expatriate benefits
(where appropriate).
The Chairman is not eligible to receive a
pension allowance or to participate in the
Group’s employee pension schemes.
In setting the Directors’ Remuneration Policy, the Committee considers a range of factors including:
Conditions elsewhere in Group
Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit’s salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of executive directors.
Prudential does not consult with employees when setting the directors’ remuneration policy; Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they will be able to participate in the binding vote on the Directors’ Remuneration Policy.
Shareholder views
The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for their feedback which is provided and takes this into account when determining executive remuneration.

Prudential plc Annual Report 2014 101
Directors’ remuneration report
Annual report on remuneration
The Board has established Audit, Remuneration, Nomination and Risk Committees as principal standing Committees of the Board. These Committees form a key element of the Group governance framework.
The operation of the Committee Members
Lord Turnbull (Chairman) Anthony Nightingale Kai Nargolwala Philip Remnant
Role and responsibility
The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis, and which can be found on the Company’s website. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination of the overall remuneration policy for the Group, including the remuneration of the Chairman and executive directors, as well as overseeing the remuneration arrangements of the senior executives across the Group.
The principal responsibilities of the Committee are:
— Determining and recommending to the Board for approval, the framework and policy for the remuneration of the Chairman and executive directors;
— Approving the design of performance-related pay schemes operated for the executive directors and determining the targets and individual payouts under such schemes;
— Reviewing the design and development of all share plans requiring approval by the Board and/or the Company’s shareholders;
— Approving the share ownership guidelines for the Chairman and executive directors and monitoring compliance;
— Reviewing and approving individual packages for the executive directors and the Chairman fee;
— Review and approve packages to be offered to newly recruited executive directors;
— Reviewing and approving the structure and quantum of any severance package for executive directors;
— Ensuring the process for establishing remuneration policy is transparent and consistent with the Group’s risk appetite, encourages strong risk management and solvency management practices and takes account of remuneration practices across the Group; and
— Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group, senior staff in the risk, control and governance functions and those with an opportunity to earn in excess of £1 million in a particular year.
The effectiveness of the Committee was evaluated as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on this exercise can be found under the Performance Evaluation section on page 77.
Directors’ Summary of Directors’ remuneration policy remuneration report Annual report on remuneration

102 Prudential plc Annual Report 2014 Directors’ remuneration report
Annual report on remuneration continued
In 2014, the Committee met six times. Key activities at each meeting are shown in the table below:
Meeting Key activities
February 2014 Approve the 2013 directors’ remuneration report; consider 2013 bonus awards for executive directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2013; approve 2014 long-term incentive awards, performance measures and Plan documentation; approve changes to the all-employee Sharesave and SIP limits; and consider the package for the Group Chief Risk Officer.
March 2014 Confirm 2013 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2013, in light of audited financial results.
June 2014 Review the remuneration of senior executives across the Group, senior risk staff and of employees with a remuneration opportunity over £1 million per annum; and review progress towards share ownership guidelines by the Chairman, executive directors and Group Executive Committee members.
September 2014 Consider performance for outstanding long-term incentive awards, based on the half-year results; review 2 meetings termination arrangements for a member of Senior Management; review the dilution levels resulting from the Company’s share plans; review total proposed 2015 remuneration of executive directors ahead of consultation with shareholders; consider proposed changes to the Chairman’s fee; and review the Remuneration Committee’s terms of reference.
December 2014 Review the level of participation in the Company’s all-employee share plans; consider feedback received from shareholders about executive remuneration in 2015; approve executive directors’ 2015 salaries and incentive opportunities; consider the annual bonus and long-term incentive measures and targets to be used in 2015; review an initial draft of the 2014 directors’ remuneration report; consider the introduction of a clawback facility; and approve the Committee’s 2015 work plan.
The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:
— Group Chief Risk Officer;
— Chief Financial Officer;
— Group Human Resources Director; and
— Director of Group Reward and Employee Relations.
Individuals are never present when their own remuneration is discussed.
During 2014, Deloitte LLP were the independent adviser to the Committee. Deloitte were appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors as well as other potential confiicts of interests. Deloitte is a member of the Remuneration Consultants’ Group and voluntarily operate under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meet with the Chairman of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2014 were £80,500 charged on a time and materials basis. During 2014, Deloitte also gave Prudential management advice on remuneration, as well as providing guidance on Solvency II, taxation, internal audit, real estate and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte.
In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.
During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code which were then in force regarding directors’ remuneration.

Prudential plc Annual Report 2014 103

Remuneration in respect of performance in 2014

Base salary

Executive directors' salaries were reviewed in 2013 with changes effective from 1 January 2014. When the Committee took these decisions it considered:

- The salary increases awarded to other employees;
- The performance and experience of each executive;
- The relative size of each director's role; and
- The performance of the Group.

Salary increases for the wider workforce vary across our business units, reflecting local market conditions; in 2014 salary budgets increased between 2.8 per cent and 6 per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration
John Foley[1]	Group Investment Director	FTSE 40
Jackie Hunt	Chief Executive, UK & Europe	FTSE 40 International Insurance Companies
Michael McLintock	Chief Executive, M&G	McLagan UK Investment Management Survey International Insurance Companies
Nic Nicandrou	Chief Financial Officer	FTSE 40 International Insurance Companies
Barry Stowe	Chief Executive, PCA	Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	FTSE 40 International Insurance Companies
Mike Wells	President & CEO, JNL	Towers Watson US Financial Services Survey LOMA US Insurance Survey

Note

1 John Foley stepped down from the Board on 1 April 2014.

After careful consideration the Committee decided to increase salaries by 3 per cent for all executive directors with the exception of the Chief Financial Officer. Mr Nicandrou's base salary increase of 5 per cent was part of a wider change to his remuneration package.

Executive	2013 salary	2014 salary
Pierre-Olivier Bouée[1]	n/a	£630,000
John Foley[2]	£628,300	£648,000
Jackie Hunt	£625,000	£644,000
Michael McLintock	£370,800	£382,000
Nic Nicandrou	£648,900	£682,000
Barry Stowe	HK$8,240,000	HK$8,490,000
Tidjane Thiam	£1,030,000	£1,061,000
Mike Wells	US$1,081,500	US$1,114,000

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014.
2 John Foley stepped down from the Board on 1 April 2014. He remains a member of the Group Executive Committee.

Directors' remuneration report
Annual report on remuneration

104 Prudential plc Annual Report 2014 Directors' remuneration report

Annual report on remuneration continued

Annual bonus

2014 annual bonus opportunities

Executive directors' bonus opportunities, the weighting of performance measures for 2014 and the proportion of annual bonuses deferred are set out below:

Executive	Maximum AIP opportunity (% of salary)	Deferral requirement	Weighting of measures: Financial measures: Group	Weighting of measures: Financial measures: Business Unit	Weighting of measures: Personal objectives
Pierre-Olivier Bouée[1]	160%	40% of total bonus	50%	–	50%
John Foley[2]	160%	40% of total bonus	50%	–	50%
Jackie Hunt	160%	40% of total bonus	20%	60%	20%
Michael McLintock[3]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	–	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	40% of total bonus	80%	–	20%
Mike Wells[4]	160%	40% of total bonus	80%	–	20%

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The maximum bonus opportunity shown represents his annual opportunity as an executive director – this was pro-rated for the portion of the year for which he was an Executive director. Please see the section on '2014 Annual Incentive Plan Payments' for details.

2 John Foley stepped down from the Board on 1 April 2014. The maximum bonus opportunity shown represents his annual opportunity as an executive director – this was pro-rated for the portion of the year for which he was an Executive director. Please see the section on '2014 Annual Incentive Plan Payments' for details.

3 Michael McLintock's annual bonus opportunity in 2014 was the lower of 0.75 per cent of M&G's IFRS profit and six times annual salary. M&G's IFRS profit in 2014 was £446 million.

4 In addition to the AIP, Mike Wells receives a 10 per cent share of the Jackson Senior Management Bonus Pool. This is determined by the financial performance of Jackson.

2014 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2014 are shown below. Prior to the start of the year the Committee set stretching performance ranges for each of these measures in line with the Group's performance targets. The Committee reviewed performance against these ranges at its meeting in February 2015; in all of our key performance metrics the Group's 2014 results exceeded those achieved in 2013. The Committee also reviewed a report from the Group Chief Risk Officer which confirmed that these results were achieved within the Group's risk appetite and framework.

The performance measures, and the relative achievement compared to the performance range, is illustrated below. The Board believe that, due to the commercial sensitivity of these targets, disclosing further details may damage the competitive position of the Group.

Measure	Weighting[1]
IFRS operating profit	30%
IGD surplus	20%
Cash flow	15%
Net free surplus generated	15%
NBP EEV profit	10%
In-force EEV profit	10%


Threshold 0% vesting
Midpoint 50% vesting
Maximum 100% vesting
Above maximum 100% vesting
Group
PCA
UK & Europe
M&G

Note

1 The weighting of each measure within the Group financial element of the bonuses for all executives excluding the Chief Executive, M&G. In addition, investment performance (measured over a one- and three-year period) forms 30 per cent of the Chief Executive, M&G's annual bonus weighting.

Personal performance

As set out in our Remuneration Policy, a proportion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. 2014 objectives were set for each executive prior to the start of the financial year and performance against these objectives was assessed by the Committee at its meeting in February 2015.

Prudential plc Annual Report 2014 105

2014 Annual Incentive Plan payments

On the basis of the outstanding performance of the Group and its business units, and the Committee's assessment of each executive's personal performance, the Committee determined the following 2014 AIP payments:

Executive	Role	2014 salary	Maximum 2014 AIP	2014 AIP payment (as a percentage of maximum)	2014 AIP payment
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	£630,000	160%	99.5%	£752,220
John Foley[2]	Group Investment Director	£648,000	160%	98.5%	£255,312
Jackie Hunt	Chief Executive, UK & Europe	£644,000	160%	98.6%	£1,015,717
Michael McLintock[3]	Chief Executive, M&G	£382,000	600%	100.0%	£2,292,000
Nic Nicandrou	Chief Financial Officer	£682,000	175%	99.4%	£1,186,339
Barry Stowe	Chief Executive, PCA	HK$8,490,000	160%	98.4%	HK$13,370,052
Tidjane Thiam	Group Chief Executive	£1,061,000	200%	100.0%	£2,122,000
Mike Wells[4]	President & CEO, JNL	US$1,114,000	160%	99.8%	US$1,778,835

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The bonus shown above was paid in respect of his services as an Executive director.

2 John Foley stepped down from the Board on 1 April 2014. The bonus shown above was paid in respect of his services as an Executive director. Please see the 'Payments to past directors' section for details.

3 Michael McLintock's annual bonus opportunity in 2014 was the lower of 0.75 per cent of M&G's IFRS profit and six times annual salary. M&G's IFRS profit in 2014 was £446 million.

4 In addition to the AIP Mike Wells also received 10 per cent of the JNL senior management bonus pool. His total bonus including his AIP and JNL Senior Management award is US$7,163,061.

2014 Jackson bonus pool

In 2014 the Jackson bonus pool was determined by Jackson's profitability, capital adequacy, remittances to Group, in-force experience and credit rating. Across all of these measures Jackson delivered excellent performance and exceeded prior year performance. As a result of this performance the Committee determined that Mike Wells' share of the bonus pool would be US$5,384,226.

Directors' remuneration report
Annual report on remuneration

106 Prudential plc Annual Report 2014 Directors' remuneration report

Annual report on remuneration continued

Long-term incentive plans with performance periods ending on 31 December 2014

Our long-term incentive plans have stretching performance conditions which are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate. The Remuneration Policy Report contains further details of the design of Prudential's long-term incentive plans.

Group Performance Share Plan (GPSP) and UK BUPP awards

In 2012, all executive directors were made awards under the GPSP. The line chart below compares Prudential's TSR during the performance period (1 January 2012 to 31 December 2014) with that of the peer group index TSR. Identical performance conditions apply to the PLTIP award made to Jackie Hunt on her recruitment which replaced a 2012 award made by her previous employer. As a result of Prudential's excellent TSR performance, which was in excess of 120 per cent of the index, these awards will be released in full:

Group Performance Share Plan (GPSP) and UK BUPP awards


260%
240%
220%
200%
180%
160%
140%
120%
100%
257.4
243.0
222.8
202.5
Dec 2011
Dec 2012
Dec 2013
Dec 2014

- Prudential TSR performance - vesting level = 100%
- Index x 120% - performance level required for awards to vest at 100%
- Index x 110% - performance level required for awards to vest at 75%
- Index - performance required for awards to vest at 25%

Notes

1 Companies in the peer group for the 2012 GPSP and UK BUPP awards are: Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life

2 A 2012 UK BUPP award was made to Rob Devey subject to identical performance conditions. This will be pro-rated for time employed as detailed in the 2013 Annual Report.

Asia BUPP

In 2012 Barry Stowe received an award under the Asia BUPP. This award vests based on new business profit, IFRS profit and cash remittances of the Asian business. The chart below illustrates the achievement against performance ranges for the 2012 Asia BUPP award:


Measure
Threshold
Mid
Maximum
Overall 2014 vesting
1/3 cumulative new business profit
1/3 cumulative IFRS profit
1/3 cumulative cash remittances
93.96%

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2012 M&G Executive Long-Term Incentive award is determined by the increase or decrease in M&G's profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock are shown below:

Award	3-year profit growth of M&G	3-year investment performance	2014 Phantom share price
2012 M&G Executive LTIP	62%	Second quartile	£2.07

Prudential plc Annual Report 2014 107

Jackson BUPP

Mike Wells received an award under the Jackson BUPP in 2012. The Jackson BUPP award vests subject to Shareholder Capital Value (SCV) growth over the performance period. This performance measure is an estimation of the shareholder value created by the Jackson business over the period. As a result of excellent SCV growth of 20.5 per cent per annum over the performance period this award will vest in full:


Percentage of award that vests:
30%
75%
100%
Actual performance
20.5%
Compound annual growth in SCV over three years:
0%
5%
8%
10%
12%
15%

The value generated for shareholders through share price growth and dividends paid over the last three years is reflected in the value of 2014 LTIP releases, as illustrated in the chart below.

Value of LTIP releases


£000
9,000
7,500
6,000
4,500
3,000
1,500
0
319
743
1,124
1,420
1,272
2,715
1,256
2,925
1,257
2,929
3,546
8,254
2,701
6,292
On grant (2012)
On vesting (2015)
On grant (2013)
On vesting (2015)
Pierre-Olivier Bouée
Jackie Hunt
Michael McLintock
Nic Nicandrou
Barry Stowe
Tidjane Thiam
Mike Wells
Share price growth
Dividends
Award size

Pension entitlements

Pension provisions in 2014 were:

Executive	2014 pension arrangement	Life assurance provision
Barry Stowe	Pension supplement in lieu of pension of 25 per cent of salary and a HK$33,500 payment to the Hong Kong Mandatory Provident Fund.	Four times salary
Mike Wells	Matching contributions of 6 per cent of base salary capped at US$260,000. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2014.	Two times salary
Pierre-Olivier Bouée	Contributions into the defined contribution pension scheme and a cash supplement with a total value of 25 per cent of salary.	Up to four times salary plus a dependants' pension.
All other UK-based executives	Pension supplement in lieu of pension of 25 per cent of salary	Up to four times salary plus a dependants' pension.

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remained in service to Normal Retirement Date, he is now a deferred member of the scheme. Mr McLintock's Normal Retirement Date under the scheme is age 60, should he claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2014 the transfer value of this entitlement was £1,364,404. This equates to an annual pension of £58,990 which will increase broadly in line with inflation in the period before Mr McLintock's retirement.

During the portion of the year he served as an executive director, John Foley received contributions into the defined contribution scheme and a cash supplement with a total value of 25 per cent of salary.

Directors' remuneration report
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108 Prudential plc Annual Report 2014 Directors' remuneration report

Annual report on remuneration continued

Table of 2014 executive director total remuneration 'The Single Figure'

£000	2014 salary	2014 taxable benefits*	2014 total bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares	2014 LTIP releases†	2014 pension benefits‡	Total 2014 remuneration 'The Single Figure'§
Pierre-Olivier Bouée[1]	473	75	752	451	301	743	118	2,161
John Foley[2]	162	24	255	153	102	3,147	41	3,629
Jackie Hunt	644	163	1,016	610	406	1,420	161	3,404
Michael McLintock	382	94	2,292	1,375	917	2,715	96	5,579
Nic Nicandrou	682	96	1,186	712	474	2,925	171	5,060
Barry Stowe[3]	665	710	1,046	628	418	2,929	169	5,519
Tidjane Thiam	1,061	132	2,122	1,273	849	8,254	265	11,834
Mike Wells[4]	676	58	4,348	2,609	1,739	6,292	19	11,393
Total	4,745	1,352	13,017	7,811	5,206	28,425	1,040	48,579

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
† In line with the regulations, the estimated value of LTIP releases has been calculated based on the average share price over the last three months of 2014. The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2015 report.
‡ 2014 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined on the previous page.
§ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes
1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.
2 John Foley stepped down from the Board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.
3 Barry Stowe's 2014 benefits relate primarily to his expatriate status, including costs of £217,393 for housing, £18,272 for children's education, £76,319 for home leave and a £340,473 Executive Director Location Allowance.
4 Mike Wells' bonus figure excludes a contribution of £9,469 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2014 pension benefits.

Table of 2013 executive director total remuneration 'The Single Figure'

£000	2013 salary	2013 taxable benefits*	2013 total bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares	2013 LTIP releases†	2013 pension benefits‡	Other payments	Total 2013 remuneration 'The Single Figure'§
John Foley	628	118	1,004	602	402	2,133	157	–	4,040
Jackie Hunt[1]	199	224	935	561	374	1,355	50	801	3,564
Michael McLintock	371	92	2,225	1,335	890	3,710	93	–	6,491
Nic Nicandrou	649	92	1,124	674	450	2,133	162	–	4,160
Barry Stowe[2]	679	624	1,037	622	415	2,447	172	–	4,959
Tidjane Thiam	1,030	123	2,056	1,234	822	5,235	258	–	8,702
Mike Wells[3]	691	58	3,415	2,049	1,366	7,699	20	–	11,883
Total	4,247	1,331	11,796	7,077	4,719	24,712	912	801	43,799

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
† In line with the regulations, the value of LTIP releases has been re-calculated based on the actual value of LTIPs, based on the share price on the date awards were released.
‡ 2013 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined in the 2013 report.
§ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes
1 Jackie Hunt joined the Company on 5 September 2013. Her benefits included a one-off relocation payment of £188,679 to cover additional expenses such as stamp duty and estate agent fees. She also received an 'Other Payment' in 2013 (of £801,000) consisting of a cash payment in respect of shares forfeited when leaving Standard Life, the net value of which was used to purchase Prudential shares.
2 Barry Stowe's benefits relate primarily to his expatriate status, including costs of £224,612 for housing, £35,230 for children's education, £70,452 for home leave and a £252,142 Executive Director Location Allowance.
3 Mike Wells' bonus figure excludes a contribution of £9,779 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2013 pension benefits.

Prudential plc Annual Report 2014 109

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and International Insurers over the past six years. The information in the table below shows the total remuneration for the Group Chief Executive over the period:

Prudential TSR v FTSE100 and International Insurers – total return over six years to December 2014


£600
£500
£400
£300
£200
£100
£513
£220
£191
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Dec 2013
Dec 2014
Prudential
FTSE 100
International Insurers

£000	2009	2009	2010	2011	2012	2013	2014
Group Chief Executive	Mark Tucker	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)
Long-term incentive vesting	1,575	–	2,534	2,528	6,160	5,235	8,254
(As % of maximum)	(100%)	–	(100%)	(100%)	(100%)	(100%)	(100%)
Other payments	308	–	–	–	–	–	–
Group Chief Executive Single Figure of total remuneration	3,737	640	5,293	5,339	9,533	8,702	11,834

Note
1 Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam's remuneration in 2009 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2013 and 2014 compared to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	3.0%	7.3%	3.2%
All UK employees	3.1%	10.4%	11.2%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office and reflects the average change in pay for employees employed in both 2013 and 2014. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year, for example promotions or role changes.

The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

Relative importance of spend on pay

The table below sets out the amounts paid in respect of 2013 and 2014 on all employee pay and dividends:

	2013	2014	Percentage change
All employee pay (£m)[1]	1,562	1,543	–1.2%
Dividends (£m)	859	945	+10.0%

Note
1 All employee pay as taken from note B3.1 to the financial statements.

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110 Prudential plc Annual Report 2014 Directors' remuneration report

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Long-term incentives awarded in 2014

2014 share-based long-term incentive awards

The table below shows the awards made to executive directors in 2014 under share based long-term incentive plans and the performance conditions attached to these awards:

Executive	Role	Face value of award (% of salary)	Face value of award* £s	Percentage of awards released for achieving threshold targets†	End of performance period	Weighting of performance conditions: Group TSR	Weighting of performance conditions: IFRS Profit: Group	IFRS Profit: Asia	IFRS Profit: US	IFRS Profit: UK
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	250%	1,574,992	25%	31 Dec 16	50%	50%			
Jackie Hunt	Chief Executive, UK & Europe	225%	1,449,000	25%	31 Dec 16	50%				50%
Michael McLintock[2]	Chief Executive, M&G	150%	572,993	25%	31 Dec 16	100%				
Nic Nicandrou	Chief Financial Officer	250%	1,704,990	25%	31 Dec 16	50%	50%			
Barry Stowe	Chief Executive, PCA	225%	1,478,933	25%	31 Dec 16	50%		50%		
Tidjane Thiam	Group Chief Executive	400%	4,243,999	25%	31 Dec 16	50%	50%			
Mike Wells	President & CEO, JNL	460%	3,077,728	25%	31 Dec 16	50%			50%	

* Awards for executive directors are calculated based on the average share price over the three dealing days prior to the awards being granted (1 April 2014).
† The percentage of award released for achieving maximum targets is 100 per cent.

Notes
1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The table above shows his entire 2014 award.
2 The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
3 John Foley received an LTIP award equivalent to 250% of base salary on 1 April 2014.

Group TSR performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2014 awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group		

Performance ranges for IFRS operating profit measured on a cumulative basis over three years are set at the start of the performance period. Due to commercial sensitivities these are not published in advance but will be disclosed for Group, when awards vest.

2014 cash long-term incentive awards

In addition to his PLTIP award, Michael McLintock receives an annual award under the M&G Executive LTIP. In 2014 he received the following award:

Executive	Role	Face value of award (% of salary)	Face value of award £s	Percentage of award released for achieving threshold target	End of performance period
Michael McLintock	Chief Executive, M&G	300%	1,146,000	See note	31 Dec 16

Note
The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period as described in the directors' remuneration policy.

Prudential plc Annual Report 2014 111

Non-executive director remuneration in 2014

Chairman's fees

The annual fee paid to the Chairman, Paul Manduca, remained unchanged at £600,000 during 2014.

Mr Manduca's fee has been fixed since his appointment as Chairman in July 2012. On his appointment, Mr Manduca agreed that Prudential would be his principal focus but his actual time commitment has been significantly higher than we anticipated at the time. The Committee has decided to increase the Chairman's fee from £600,000 to £700,000 with effect from 1 July 2015 to recognise the increased demands of the role. This fee will next be reviewed in 2016.

Non-executive director fees

An increase of just under 3 per cent was made to the basic non-executive director fee with effect from 1 July 2014. There were no changes made to the fees for Committee Chairmanship/Membership. The revised fees are shown below:

Annual Fees	From 1 July 2013 (£)	From 1 July 2014 (£)
Basic fee	90,000	92,500
Additional fees:		
Audit Committee Chairman	70,000	70,000
Audit Committee member	25,000	25,000
Remuneration Committee Chairman	60,000	60,000
Remuneration Committee member	25,000	25,000
Risk Committee Chairman	65,000	65,000
Risk Committee member	25,000	25,000
Nomination Committee member	10,000	10,000
Senior Independent Director	50,000	50,000

Note

1 If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to non-executives are:

£000s	2014 fees	*2013 fees*	2014 taxable benefits*	*2013 benefits**	Total 2014 remuneration: 'The Single Figure'†	*Total 2013 remuneration: 'The Single Figure'†*
Chairman						
Paul Manduca	600	600	114	129	714	729
Non-executive directors						
Howard Davies	191	181	–	–	191	181
Ann Godbehere	196	189	–	–	196	189
Alistair Johnston	116	114	–	–	116	114
Kai Nargolwala	141	139	–	–	141	139
Anthony Nightingale	116	67	–	–	116	67
Philip Remnant	201	194	–	–	201	194
Alice Schroeder	116	64	–	–	116	64
Lord Turnbull	186	174	–	–	186	174
Total	1,863	1,722	114	129	1,977	1,851

* Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements.
† Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and non-executive directors are not entitled to participate in annual bonus plans or long-term incentive plans.

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112 Prudential plc Annual Report 2014 Directors' remuneration report

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Statement of directors' shareholdings

The shareholding requirements and share ownership guidelines are outlined below:

	Articles of Association			Share ownership guideline		
	Number of shares	Period to meet the requirement[1]	Where applicable, requirement met?	Number of shares as a percentage of salary/fee	Period to meet the guideline[2]	Where applicable, requirement met?
Group Chief Executive	2,500	1 year	Yes	350%	5 years	Yes
Other executive directors	2,500	1 year	Yes	200%	5 years	Yes
Chairman	2,500	1 year	Yes	100%	5 years	Yes
Non-executive directors	2,500	1 year	Yes	100%	3 years	Yes

Notes

1 Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board.

2 The increased guidelines for executive directors were introduced with effect from 1 January 2013. Executive directors have five years from this date (or date of joining if later) to reach the enhanced guideline. The guideline for non-executive directors was introduced on 1 July 2011. Non-executive directors have three years from this date (or date of joining if later) to reach the guideline.

The interests of directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

	1 Jan 2014	31 Dec 2014				09 Mar 2015
	Total beneficial interest (number of shares)	Total beneficial interest (number of shares)	Beneficial interest as a percentage of salary/basic fee*	Number of shares subject to performance conditions†	Total interest in shares	Total beneficial interest (number of shares)
Chairman						
Paul Manduca	42,500	42,500	106%	–	42,500	42,500
Executive directors						
Pierre-Olivier Bouée[1]	n/a	81,630	193%	200,418	282,048	81,654
John Foley[2]	240,047	n/a	n/a	n/a	n/a	n/a
Jackie Hunt	36,360	86,788	201%	326,125	412,913	86,813
Michael McLintock	453,820	443,744	1,733%	138,253	581,997	443,768
Nic Nicandrou	302,885	289,809	634%	440,303	730,112	289,834
Barry Stowe[3]	407,588	284,288	624%	437,374	721,662	284,288
Tidjane Thiam	892,684	690,867	972%	1,198,437	1,889,304	690,891
Mike Wells[4]	407,888	445,580	979%	910,936	1,356,516	445,580
Non-executive directors						
Howard Davies	8,316	8,521	137%	–	8,521	8,521
Ann Godbehere	15,914	15,914	257%	–	15,914	15,914
Alistair Johnston	10,000	10,000	161%	–	10,000	10,000
Kaikhushru Nargolwala	50,000	50,000	806%	–	50,000	50,000
Anthony Nightingale	15,000	30,000	484%	–	30,000	30,000
Philip Remnant	4,709	5,816	94%	–	5,816	5,816
Alice Schroeder[5]	2,000	2,500	40%	–	2,500	2,500
Lord Turnbull	16,624	16,624	268%	–	16,624	16,624

* Based on the closing share price on 31 December 2014 (£14.92)

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' section of the Supplementary information.

The Company and its directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under part XV of the SFO. As a result of this exemption, directors, chief executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of directors' and chief executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests notified to it in the United Kingdom.

Notes

1 Pierre-Olivier Bouée was appointed to the Board on 1 April 2014.

2 John Foley stepped down from the Board on 1 April 2014.

3 For the 1 January 2014 figure Barry Stowe's beneficial interest in shares is made up of 203,794 ADRs (representing 407,588 ordinary shares), (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2014 figure the beneficial interest in shares is made up of 142,144 ADRs (representing 284,288 ordinary shares).

4 For the 1 January 2014 figure Mike Wells' beneficial interest in shares is made up of 203,944 ADRs (representing 407,888 ordinary shares). For the 31 December 2014 figure his beneficial interest in shares is made up of 222,790 ADRs (representing 445,580 ordinary shares).

5 For the 1 January 2014 figure Alice Schroeder's beneficial interest in shares is made up of 1,000 ADRs (representing 2,000 ordinary shares). For the 31 December 2014 figure her beneficial interest in shares is made up of 1,250 ADRs (representing 2,500 ordinary shares).

Prudential plc Annual Report 2014 113

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options						
	Date of grant	Exercise price (pence)	Market price at 31 December 2014 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Pierre-Olivier Bouée	23 Sep 14	1,155	1,492	1 Dec 17	31 May 18	–	1,558	–	–	–	–	1,558
Jackie Hunt	23 Sep 14	1,155	1,492	1 Dec 17	31 May 18	–	1,558	–	–	–	–	1,558
Michael McLintock	23 Sep 14	1,155	1,492	1 Dec 19	31 May 20	–	2,622	–	–	–	–	2,622
Nic Nicandrou	16 Sep 11	466	1,492	1 Dec 16	31 May 17	3,268	–	–	–	–	–	3,268
Nic Nicandrou	23 Sep 14	1,155	1,492	1 Dec 19	31 May 20	–	1,311	–	–	–	–	1,311
Tidjane Thiam	16 Sep 11	466	1,492	1 Dec 14	29 May 15	965	–	–	–	–	–	965
Tidjane Thiam	20 Sep 13	901	1,492	1 Dec 16	31 May 17	499	–	–	–	–	–	499
Tidjane Thiam	23 Sep 14	1,155	1,492	1 Dec 17	31 May 18	–	1,168	–	–	–	–	1,168

Notes

1 No gain was made by directors in 2014 on the exercise of SAYE options.
2 No price was paid for the award of any option.
3 The highest and lowest closing share prices during 2014 were 1,552.5 pence and 1,204 pence respectively.
4 All exercise prices are shown to the nearest pence.
5 John Foley participated in this plan during his time as an executive director.

Directors' terms of employment

Executive directors' service contracts

The Remuneration Policy Report contains further details of the terms included in executive director service contracts. Details of the service contracts of each executive director are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company
Pierre-Olivier Bouée	6 August 2013	12 months	12 months
John Foley[1]	8 December 2010	12 months	12 months
Jackie Hunt	25 April 2013	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells[2]	15 October 2010	12 months	12 months

Notes

1 John Foley stepped down from the Board on 1 April 2014.
2 The contract for Mike Wells is a renewable one-year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days' notice prior to the end of the relevant term.

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Letters of appointment of the Chairman and non-executive directors

The Remuneration Policy Report contains further details on non-executive directors' letters of appointment. Details of their individual appointments are outlined below:

Non-executive director/Chairman	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment
Chairman				
Paul Manduca	15 October 2010	AGM 2011	12 months	AGM 2018
Non-executive director				
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2017
Ann Godbehere	2 August 2007	AGM 2008	6 months	AGM 2015
Alistair Johnston	1 January 2012	AGM 2012	6 months	AGM 2015
Kaikhushru Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2015
Anthony Nightingale	1 June 2013	AGM 2014	6 months	AGM 2017
Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2016
Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2017
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015

Note

1 Ann Godbehere was reappointed in 2014 for one year. The Board will consider a further renewal term in May 2015.

External appointments

Subject to the Group Chief Executive's or the Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Fees payable are retained by the executive directors. During 2014:

- Jackie Hunt received £59,500 as a non-executive director for another organisation;
- Michael McLintock received £65,000 as a trustee and non-executive director of another organisation; and
- Tidjane Thiam received £22,285 as a non-executive director for another organisation. This sum included deferred stock units.

Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for these services.

Recruitment arrangements

Pierre-Olivier Bouée

Pierre-Olivier Bouée was appointed to the Prudential Board on 1 April 2014 in his role as Group Chief Risk Officer. He did not receive any recruitment payments on joining the Board. His outstanding share awards under deferred bonus plans and long-term incentives awarded before his appointment to the Board will continue to vest on the normal timescale and subject to the original performance conditions.

Payments to past directors

Rob Devey

Rob Devey's employment in the Group ended on 31 October 2013. The 2013 directors' remuneration report provided details of the remuneration arrangements that would apply to Rob Devey after his resignation. These arrangements were implemented as intended by the Committee. In line with his contractual entitlements, Mr Devey was entitled to receive a payment in lieu of salary and pension allowance for the period 1 November 2013 to 25 April 2014. This entitlement was subject to mitigation if Mr Devey commenced other employment during this period, which he did on 15 April 2014. As a result the total amount paid in 2014 was £236,809. Medical and life assurance cover was provided until 25 April 2014.

As set out in the section on 'Remuneration in respect of performance in 2014', the performance conditions attached to Rob Devey's 2012 GPSP and UK BUPP awards were met in full and 100 per cent of these awards will be released in 2015. These awards were pro-rated based on the time Mr Devey was employed by Prudential as a proportion of the performance periods (22 of 36 months).

John Foley

On stepping down from the Board, John Foley received no loss of office payment and his outstanding share awards under deferred bonus plans and long-term incentives will continue to vest on the normal timescale and subject to the original performance conditions.

Other directors

A number of former directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past director under this amount will not be reported.

Prudential plc Annual Report 2014 115

Statement of voting at general meeting

At the 2014 Annual General Meeting, shareholders were asked to vote on the following remuneration items:

— Directors' Remuneration Policy; and

— The 2013 Directors' Remuneration Report.

Each of these resolutions received a significant vote in favour by shareholders; the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' Remuneration Policy	1,745,240,139	91.85%	154,778,305	8.15%	1,900,018,444	46,152,673
To approve the Directors' Remuneration Report	1,755,231,894	94.54%	101,417,177	5.46%	1,856,649,071	89,522,046

Statement of implementation in 2015

Executive directors' salaries were reviewed in 2014 with changes effective from 1 January 2015. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2014 and the expected increases in 2015. The Committee also took account of the performance and experience of each executive, and the relative size of each director's role, as well as the performance of the Group. The external markets used to provide context to the Committee were identical to those used for 2014 salaries.

— The 2015 salary increase for the Chief Executive, PCA was 5 per cent, all other executive directors received a 3 per cent increase. These uplifts are in line with 2015 salary increase budgets for other employees across our business units (2.5 per cent to 5 per cent). 2015 salaries are set out in the 'Our executive remuneration at a glance' section.

— Changes were made to the maximum opportunities under the annual incentive plan and long-term incentive awards for two executive directors – Chief Executive, PCA and Chief Executive, UK & Europe; there were no changes to the maximum opportunities for the other executive directors

  – Chief Executive, PCA; increase in maximum AIP and LTIP awards to 180 per cent and 250 per cent of salary respectively. This reflects the importance of PCA's 2017 strategic initiatives which are crucial to the achievement of Group wide objectives. The incumbent has also demonstrated considerable personal performance and contribution to the Group.

  – Chief Executive, UK & Europe; increase in maximum AIP and LTIP awards to 175 per cent and 250 per cent of salary respectively. The scope of the incumbent's role has increased due to the Group's expansion into Africa. Additionally, to reflect the ambition of the UK & Europe business as it relates to the Group's growth and cash ambitions. The incumbent has also demonstrated considerable personal performance and contribution to the Group.

— In making these adjustments, the Remuneration Committee was mindful to ensure that the majority of the additional opportunity be provided through long-term incentive awards, so that the full value is only realised over the long term and subject to the achievement of stretching performance conditions. Major shareholders were consulted on this change prior to implementation.

— In preparation for the implementation of Solvency II, part of executive directors' 2015 bonuses will be determined by the achievement of economic capital targets. The performance measures attached to long-term incentive awards remain unchanged from those set out in the 'Remuneration in respect of 2014' section of this report.

— From 1 January 2015, the Committee has, at its discretion, the power to recover all (or part of) bonuses and share awards for a period after they are received by executives. These clawback provisions complement the Committee's existing malus powers which enable unvested share awards to be reduced or cancelled in specific circumstances.

Signed on behalf of the Board of Directors

Lord Turnbull
Chairman of the Remuneration Committee
9 March 2015

Paul Manduca
Chairman
9 March 2015

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116 Prudential plc Annual Report 2014 Directors' remuneration report

Directors' remuneration report

Supplementary information

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2014 (Number of shares)	Conditional awards in 2014 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released)[2]	Rights exercised in 2014	Rights lapsed in 2014	Conditional share awards outstanding at 31 Dec 2014 (Number of shares)	Date of end of performance period
Pierre-Olivier Bouée	GPSP	2011	48,517		733.5	4,971	48,517		–	31 Dec 13
	GPSP	2012	47,079		678				47,079	31 Dec 14
	PLTIP	2013	31,057		1,203				31,057	31 Dec 15
	PLTIP	2014		122,282	1,317				122,282	31 Dec 16
			126,653	122,282		4,971	48,517		200,418	
Jackie Hunt	PLTIP	2013	106,805		1,176		106,805		–	31 Dec 13
	PLTIP	2013	95,585		1,176				95,585	31 Dec 14
	GPSP	2013	118,040		1,176				118,040	31 Dec 15
	PLTIP	2014		112,500	1,317				112,500	31 Dec 16
			320,430	112,500			106,805		326,125	
Michael McLintock	GPSP	2011	48,517		733.5	4,971	48,517		–	31 Dec 13
	GPSP	2012	47,079		678				47,079	31 Dec 14
	PLTIP	2013	46,687		1,203				46,687	31 Dec 15
	PLTIP	2014		44,487	1,317				44,487	31 Dec 16
			142,283	44,487		4,971	48,517		138,253	
Nic Nicandrou	GPSP	2011	152,484		733.5	15,633	152,484		–	31 Dec 13
	GPSP	2012	185,374		678				185,374	31 Dec 14
	PLTIP	2013	122,554		1,203				122,554	31 Dec 15
	PLTIP	2014		132,375	1,317				132,375	31 Dec 16
			460,412	132,375		15,633	152,484		440,303	
Barry Stowe[1]	GPSP	2011	88,270		733.5	9,106	88,270		–	31 Dec 13
	BUPP	2011	88,270		733.5	8,932	86,584	1,686	–	31 Dec 13
	GPSP	2012	95,642		678				95,642	31 Dec 14
	BUPP	2012	95,642		678				95,642	31 Dec 14
	PLTIP	2013	131,266		1,203				131,266	31 Dec 15
	PLTIP	2014		114,824	1,317				114,824	31 Dec 16
			499,090	114,824		18,038	174,854	1,686	437,374	
Tidjane Thiam	GPSP	2011	374,279		733.5	38,374	374,279		–	31 Dec 13
	GPSP	2012	523,103		678				523,103	31 Dec 14
	PLTIP	2013	345,831		1,203				345,831	31 Dec 15
	PLTIP	2014		329,503	1,317				329,503	31 Dec 16
			1,243,213	329,503		38,374	374,279		1,198,437	
Mike Wells[1,3]	JNL PSP	2010	141,000		568.5		113,890		–	31 Dec 13
	GPSP	2011	197,648		733.5	20,400	197,648		–	31 Dec 13
	BUPP	2011	197,648		733.5	20,400	197,648		–	31 Dec 13
	GPSP	2012	199,256		678				199,256	31 Dec 14
	BUPP	2012	199,256		678				199,256	31 Dec 14
	PLTIP	2013	273,470		1,203				273,470	31 Dec 15
	PLTIP	2014		238,954	1,317				238,954	31 Dec 16
			1,208,278	238,954		40,800	509,186		910,936	

Notes

1 The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2 In 2011, 2012, 2013 and 2014 a DRIP dividend equivalent was accumulated on these awards.
3 The table above reflects the maximum number of shares (150 per cent of the original conditional amount awarded) which could have been subsequently released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares could have been released if stretch performance targets were achieved. For the 2010 award, 121.16 per cent of the original conditional amount awarded was released to Mike Wells.

Prudential plc Annual Report 2014 117

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2014 £000	Conditionally awarded in 2014 £000	Payments made in 2014 £000	Face value of conditional share awards outstanding at 31 December 2014 £000	Date of end of performance period
Michael McLintock						
M&G Executive LTIP	2011	1,318		3,032	–	31 Dec 13
M&G Executive LTIP	2012	953			953	31 Dec 14
M&G Executive LTIP	2013	1,112			1,112	31 Dec 15
M&G Executive LTIP	2014		1,146		1,146	31 Dec 16
Total payments made in 2014				3,032		
Mike Wells						
JNL LTIP	2010	906		634	–	31 Dec 13
Total payments made in 2014				634		

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2011 award of 1,318,148 units, the unit price at the end of the performance period was £2.30 which resulted in a payment of £3,031,740 to Michael McLintock during 2014. For the 2012 award of 952,960 units, the unit price at the end of the performance period was £2.07. This will result in payment of £1,972,627 to Michael McLintock in 2015.

As outlined in the 2013 Directors' Remuneration Report, on 31 December 2013 the performance period for the JNL LTIP came to an end. Over the four-year performance period the shareholder value of the US business grew by 70.848 per cent. This resulted in 70.848 per cent of Mike Wells' cash-settled award vesting. This was the last JNL LTIP award made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this plan.

The sterling value of the award has been calculated using the average exchange rate for the year in which the grant was made. The dollar value of conditional awards outstanding on 1 January 2014 and 31 December was US$1,400,000 and nil respectively.

Other share awards

The table below sets out executive directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 January 2014 (Number of shares)	Conditionally awarded in 2014 (Number of shares)	Dividends accumulated in 2014 (Number of shares)[2]	Shares released in 2014 (Number of shares)	Conditional share awards outstanding at 31 December 2014 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Pierre-Olivier Bouée										
Deferred 2010 Group deferred bonus plan award	2011	12,083			12,083	–	31 Dec 13	31 Mar 14	721.5	1,268.5
Deferred 2011 Group deferred bonus plan award	2012	11,228		277		11,505	31 Dec 14		750	
Deferred 2012 Group deferred bonus plan award	2013	8,106		199		8,305	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		14,667	362		15,029	31 Dec 16		1,317	
		31,417	14,667	838	12,083	34,839				
Jackie Hunt										
Deferred 2013 annual incentive award	2014		29,017	717		29,734	31 Dec 16		1,317	
			29,017	717		29,734				

Directors' remuneration report
Supplementary information

118 Prudential plc Annual Report 2014 Directors' remuneration report

Supplementary information continued

	Year of grant	Conditional share awards outstanding at 1 January 2014 (Number of shares)	Conditionally awarded in 2014 (Number of shares)	Dividends accumulated in 2014 (Number of shares)[2]	Shares released in 2014 (Number of shares)	Conditional share awards outstanding at 31 December 2014 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Michael McLintock										
Deferred 2010 annual incentive award	2011	82,838			82,838	–	31 Dec 13	31 Mar 14	721.5	1,268.5
Deferred 2011 annual incentive award	2012	38,246		945		39,191	31 Dec 14		750	
Deferred 2012 annual incentive award	2013	36,831		910		37,741	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		69,093	1,708		70,801	31 Dec 16		1,317	
		157,915	69,093	3,563	82,838	147,733				
Nic Nicandrou										
Deferred 2010 annual incentive award	2011	51,149			51,149	–	31 Dec 13	31 Mar 14	721.5	1,268.5
Deferred 2011 annual incentive award	2012	46,223		1,142		47,365	31 Dec 14		750	
Deferred 2012 annual incentive award	2013	39,839		984		40,823	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		34,903	862		35,765	31 Dec 16		1,317	
		137,211	34,903	2,988	51,149	123,953				
Barry Stowe[1]										
Deferred 2010 annual incentive award	2011	59,836			59,836	–	31 Dec 13	31 Mar 14	721.5	1,268.5
Deferred 2011 annual incentive award	2012	53,814		1,340		55,154	31 Dec 14		750	
Deferred 2012 annual incentive award	2013	38,710		964		39,674	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		30,244	752		30,996	31 Dec 16		1,317	
		152,360	30,244	3,056	59,836	125,824

Prudential plc Annual Report 2014 119

	Year of grant	Conditional share awards outstanding at 1 January 2014 (Number of shares)	Conditionally awarded in 2014 (Number of shares)	Dividends accumulated in 2014 (Number of shares)[3]	Shares released in 2014 (Number of shares)	Conditional share awards outstanding at 31 December 2014 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Tidjane Thiam										
Deferred 2010 annual incentive award	2011	235,444			235,444	–	31 Dec 13	31 Mar 14	721.5	1,268.5
Deferred 2011 annual incentive award	2012	107,424		2,655		110,079	31 Dec 14		750	
Deferred 2012 annual incentive award	2013	91,251		2,256		93,507	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		63,847	1,578		65,425	31 Dec 16		1,317	
		434,119	63,847	6,489	235,444	269,011				
Mike Wells[1]										
Deferred 2010 Group Deferred Bonus Plan award	2011	96,536			96,536	–	31 Dec 13	14 Mar 14	721.5	1,346
Deferred 2011 annual incentive award	2012	98,850		2,464		101,314	31 Dec 14		750	
Deferred 2012 annual incentive award	2013	82,460		2,054		84,514	31 Dec 15		1,055	
Deferred 2013 annual incentive award	2014		99,646	2,484		102,130	31 Dec 16		1,317	
		277,846	99,646	7,002	96,536	287,958				

Notes

1 The Deferred Share Awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

2 The number of shares awarded initially awarded is calculated using the average share price over the three business days prior to the date of grant. For the awards from the 2013 annual incentives, made in 2014, the average share price was 1,288 pence.

3 DRIP dividend equivalents accumulate on these awards.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK based executive directors are eligible to participate in the HM Revenue & Customs (HMRC) approved Prudential Savings-Related Share Option Scheme and Barry Stowe is invited to participate in the similar International Share Ownership Scheme. These schemes allow all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

In 2014 participants could elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Details of executive directors' rights under the SAYE scheme are set out in the 'Statement of directors' shareholdings'.

Directors' remuneration report

Supplementary information

120 Prudential plc Annual Report 2014 Directors' remuneration report

Supplementary information continued

Share Incentive Plan (SIP)

UK-based executive directors are also eligible to participate in the Company's Share Incentive Plan (SIP). From April 2014, all UK based employees were able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in trust at 1 Jan 2014 (Number of shares)	Partnership shares accumulated in 2014 (Number of shares)	Matching shares accumulated in 2014 (Number of shares)	Dividend shares accumulated in 2014 (Number of shares)	Share Incentive Plan awards held in trust at 31 Dec 2014 (Number of shares)
Pierre-Olivier Bouée	2014	–	85	21	–	106
Jackie Hunt	2013	23	109	28	1	161
Michael McLintock	2014	–	85	21	–	106
Nic Nicandrou	2010	1,064	123	31	28	1,246
Tidjane Thiam	2014	–	85	21	–	106

Dilution

Releases from the Prudential Long Term Incentive Plan, GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2014 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Five highest paid individuals

Of the five individuals with the highest emoluments in 2014, two were directors whose emoluments are disclosed in this report. The aggregate of the emoluments of the other three individuals for 2014 were as follows:

	2014 £000
Base salaries, allowances and benefits in kind	1,321
Pension contributions	235
Performance-related pay	22,911
Compensation for loss of office[1]	4,249
Total	28,716

Their emoluments were within the following bands:

	Number of five highest paid employees 2014
£5,800,001 – £5,900,000	1
£7,500,001 – £7,600,000	1
£15,300,001 – £15,400,000	1

Note

1 Includes amounts for short- and long-term incentive awards

Prudential plc Annual Report 2014 121
Section 5
Financial statements
122 Index to Group IFRS financial statements 261 Balance sheet of the parent company
262 Notes on the parent company financial statements 270 Statement of directors’ responsibilities in respect of the annual report and the financial statements 271 Independent auditor’s report to the members of Prudential plc only
Financial 5statements

122 Prudential plc Annual Report 2014 Financial statements
Index to Group IFRS financial statements
Primary statements
123 Consolidated income statement
124 Consolidated statement of comprehensive income
125 Consolidated statement of changes in equity: 2014
126 2013
127 Consolidated statement of financial position
129 Consolidated statement of cash flows
Notes to Primary statements
Section A: Background and accounting policies
130 A1 Basis of preparation and exchange rates
130 A2 Adoption of new accounting pronouncements in 2014
A3 Accounting policies
131 A3.1 Accounting policies and use of estimates
and judgements
142 A3.2 New accounting pronouncements not yet effective
Section B: Earnings performance
B1 Analysis of performance by segment
143 B1.1 Segment results – profit before tax
144 B1.2 Short-term fluctuations in investment returns
on shareholder-backed business
146 B1.3 Determining operating segments and performance
measure of operating segments
150 B1.4 Segmental income statement
152 B1.5 Revenue
153 B2 Profit before tax – asset management operations
B3 Acquisition costs and other expenditure
154 B3.1 Staff and employment costs
155 B3.2 Share-based payment
157 B3.3 Key management remuneration
157 B3.4 Fees payable to the auditor
158 B4 Effect of changes and other accounting features on insurance assets and liabilities
159 B5 Tax charge
163 B6 Earnings per share
164 B7 Dividends
Section C: Balance sheet notes
C1 Analysis of Group position by segment and business type
165 C1.1 Group statement of financial position –
analysis by segment
170 C1.2 Group statement of financial position –
analysis by business type
C2 Analysis of segment position by business type
172 C2.1 Asia insurance operations
173 C2.2 US insurance operations
175 C2.3 UK insurance operations
177 C2.4 Asset management operations
C3 Assets and liabilities – Classification and Measurement
178 C3.1 Group assets and liabilities – Classification
182 C3.2 Group assets and liabilities – Measurement
190 C3.3 Debt securities
197 C3.4 Loans portfolio
C3.5 Financial instruments – additional information
199 C3.5(a) Market risk
201 C3.5(b) Derivatives and hedging
201 C3.5(c) Derecognition, collateral and offsetting
203 C3.5(d) Impairment of financial assets
C4 Policyholder liabilities and unallocated surplus
of with-profits funds
C4.1 Movement and duration of liabilities
204 C4.1(a) Group overview
207 C4.1(b) Asia insurance operations
209 C4.1(c) US insurance operations
210 C4.1(d) UK insurance operations
C4.2 Products and determining contract liabilities
212 C4.2(a) Asia
213 C4.2(b) US
216 C4.2(c) UK
C5 Intangible assets
C5.1 Intangible assets attributable to shareholders
220 C5.1(a) Goodwill attributable to shareholders
221 C5.1(b) Deferred acquisition costs and other intangible assets attributable to shareholders
224 C5.2 Intangible assets attributable to with-profits funds
C6 Borrowings
225 C6.1 Core structural borrowings of
shareholder-financed operations
225 C6.2 Other borrowings
226 C6.3 Maturity analysis
C7 Risk and sensitivity analysis
226 C7.1 Group overview
228 C7.2 Asia insurance operations
230 C7.3 US insurance operations
235 C7.4 UK insurance operations
237 C7.5 Asset management and other operations
C8 Tax assets and liabilities
238 C8.1 Deferred tax
238 C8.2 Current tax
239 C9 Defined benefit pension schemes
246 C10 Share capital, share premium and own shares
C11 Capital position statement
248 C11.1 Life assurance business
253 C11.2 Asset management operations
– regulatory and other surplus
254 C12 Provisions
254 C13 Property, plant and equipment
255 C14 Investment properties
Section D: Other notes
256 D1 Corporate transactions
257 D2 Domestication of the Hong Kong branch business
257 D3 Contingencies and related obligations
259 D4 Post balance sheet events
259 D5 Subsidiary undertakings
259 D6 Investments in joint ventures and associates
260 D7 Related party transactions
260 D8 Commitments

Prudential plc Annual Report 2014 123

Consolidated income statement

Year ended 31 December	Note	2014 £m	2013 £m
Gross premiums earned		32,832	30,502
Outward reinsurance premiums		(799)	(658)
Earned premiums, net of reinsurance	B1.5	32,033	29,844
Investment return	B1.5	25,787	20,347
Other income	B1.5	2,306	2,184
Total revenue, net of reinsurance	B1.4	60,126	52,375
Benefits and claims		(50,736)	(42,227)
Outward reinsurers' share of benefit and claims		631	622
Movement in unallocated surplus of with-profits funds		(64)	(1,549)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(50,169)	(43,154)
Acquisition costs and other expenditure	B3	(6,752)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(341)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(13)	(120)
Total charges, net of reinsurance	B1.4	(57,275)	(50,440)
Share of profits from joint ventures and associates, net of related tax	D6	303	147
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)**		3,154	2,082
Less tax charge attributable to policyholders' returns		(540)	(447)
Profit before tax attributable to shareholders	B1.1	2,614	1,635
Total tax charge attributable to policyholders and shareholders	B5	(938)	(736)
Adjustment to remove tax charge attributable to policyholders' returns		540	447
Tax charge attributable to shareholders' returns	B5	(398)	(289)
Profit for the year attributable to equity holders of the Company		2,216	1,346

Earnings per share (in pence)		2014	2013
Based on profit attributable to the equity holders of the Company:	B6		
Basic		86.9p	52.8p
Diluted		86.8p	52.7p

* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Financial statements
Primary statements

124 Prudential plc Annual Report 2014 Financial statements Primary statements
Consolidated statement of comprehensive income
Year ended 31 December Note 2014 £m 2013 £m
Profit for the year 2,216 1,346
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year A1 215 (255)
Related tax 5 –
220 (255)
Net unrealised valuation movements on securities of US insurance operations classi?ed as available-for-sale:
Net unrealised holding gains (losses) arising during the year 1,039 (2,025)
Net losses included in the income statement on disposal and impairment (83) (64)
Total C3.3 956 (2,089)
Related change in amortisation of deferred acquisition costs C5.1(b) (87) 498
Related tax (304) 557
565 (1,034)
Total 785 (1,289)
Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial and other gains and losses on de?ned bene?t pension schemes:
Gross (12) (62)
Related tax 2 14

(10)	(48)

Other comprehensive income (loss) for the year, net of related tax 775 (1,337)
Total comprehensive income for the year 2,991 9

Prudential plc Annual Report 2014 125

Consolidated statement of changes in equity

Year ended 31 December	Note	2014 £m							
		Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	2,216	–	–	2,216	–	2,216
Other comprehensive income (loss):									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	220	–	220	–	220
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	565	565	–	565
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		–	–	(10)	–	–	(10)	–	(10)
Total other comprehensive (loss) income		–	–	(10)	220	565	775	–	775
Total comprehensive income for the year		–	–	2,206	220	565	2,991	–	2,991
Dividends	B7	–	–	(895)	–	–	(895)	–	(895)
Reserve movements in respect of share-based payments		–	–	106	–	–	106	–	106
Change in non-controlling interests		–	–	–	–	–	–	–	–
Share capital and share premium									
New share capital subscribed	C10	–	13	–	–	–	13	–	13
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(48)	–	–	(48)	–	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(6)	–	–	(6)	–	(6)
Net increase in equity		–	13	1,363	220	565	2,161	–	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

Financial statements
Primary statements

126 Prudential plc Annual Report 2014 Financial statements Primary statements

Consolidated statement of changes in equity continued

		2013 £m							
Year ended 31 December	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	1,346	–	–	1,346	–	1,346
Other comprehensive loss:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(255)	–	(255)	–	(255)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,034)	(1,034)	–	(1,034)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		–	–	(48)	–	–	(48)	–	(48)
Total other comprehensive loss		–	–	(48)	(255)	(1,034)	(1,337)	–	(1,337)
Total comprehensive income (loss) for the year		–	–	1,298	(255)	(1,034)	9	–	9
Dividends	B7	–	–	(781)	–	–	(781)	–	(781)
Reserve movements in respect of share-based payments		–	–	98	–	–	98	–	98
Change in non-controlling interests		–	–	–	–	–	–	(4)	(4)
Share capital and share premium									
New share capital subscribed	C10	–	6	–	–	–	6	–	6
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(10)	–	–	(10)	–	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(31)	–	–	(31)	–	(31)
Net increase (decrease) in equity		–	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

Prudential plc Annual Report 2014 127
Consolidated statement of financial position
Assets
31 December Note 2014 £m 2013 £m
Intangible assets attributable to shareholders:
Goodwill C5.1(a) 1,463 1,461 Deferred acquisition costs and other intangible assets C5.1(b) 7,261 5,295 Total 8,724 6,756
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes C5.2(a) 186 177 Deferred acquisition costs and other intangible assets C5.2(b) 61 72 Total 247 249 Total intangible assets 8,971 7,005
Other non-investment and non-cash assets:
Property, plant and equipment C13 978 920 Reinsurers’ share of insurance contract liabilities C4.1(a)(iv) 7,167 6,838 Deferred tax assets C8.1 2,765 2,412 Current tax recoverable C8.2 117 244 Accrued investment income C1.1 2,667 2,609 Other debtors C1.1 1,852 1,746 Total 15,546 14,769
Investments of long-term business and other operations:
Investment properties C14 12,764 11,477 Investment in joint ventures and associates accounted for using the equity method D6 1,017 809 Financial investments*: Loans C3.4 12,841 12,566 Equity securities and portfolio holdings in unit trusts 144,862 120,222 Debt securities C3.3 145,251 132,905 Other investments 7,623 6,265 Deposits 13,096 12,213 Total 337,454 296,457
Assets held for sale D1(b) 824 916 Cash and cash equivalents 6,409 6,785
Total assets C1,C3.1 369,204 325,932

*	Included within financial investments are £4,578 million (2013: £3,791 million) of lent securities.

Financial statements Primary statements

128 Prudential plc Annual Report 2014 **Financial statements Primary statements**

Consolidated statement of financial position
Equity and liabilities

31 December	Note	2014 £m	2013 £m
Equity			
Shareholders' equity		11,811	9,650
Non-controlling interests		1	1
Total equity		11,812	9,651
Liabilities			
Policyholder liabilities and unallocated surplus of with-profits funds:			
Insurance contract liabilities		250,038	218,185
Investment contract liabilities with discretionary participation features		39,277	35,592
Investment contract liabilities without discretionary participation features		20,224	20,176
Unallocated surplus of with-profits funds		12,450	12,061
Total	C4.1(a)	321,989	286,014
Core structural borrowings of shareholder-financed operations:			
Subordinated debt		3,320	3,662
Other		984	974
Total	C6.1	4,304	4,636
Other borrowings:			
Operational borrowings attributable to shareholder-financed operations	C6.2	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	895
Other non-insurance liabilities:			
Obligations under funding, securities lending and sale and repurchase agreements		2,347	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		7,357	5,278
Deferred tax liabilities	C8.1	4,291	3,778
Current tax liabilities	C8.2	617	395
Accruals and deferred income		947	824
Other creditors		4,262	3,307
Provisions	C12	724	635
Derivative liabilities	C3.5(b)	2,323	1,689
Other liabilities		4,105	3,736
Total		26,973	21,716
Liabilities held for sale	D1(b)	770	868
Total liabilities	C1,C3.1	357,392	316,281
Total equity and liabilities		369,204	325,932

The consolidated financial statements on pages 123 to 260 were approved by the Board of Directors on 9 March 2015. They were signed on its behalf:

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Prudential plc Annual Report 2014 129

Consolidated statement of cash flows

Year ended 31 December	Note	2014 £m	2013 £m
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]		3,154	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax:			
Investments		(30,746)	(23,487)
Other non-investment and non-cash assets		(1,521)	(1,146)
Policyholder liabilities (including unallocated surplus)		27,292	21,951
Other liabilities (including operational borrowings)		3,797	1,907
Interest income and expense and dividend income included in result before tax		(8,315)	(8,345)
Other non-cash items[note (ii)]		174	81
Operating cash items:			
Interest receipts		7,155	6,961
Dividend receipts		1,559	1,738
Tax paid	B5	(721)	(418)
Net cash flows from operating activities		1,828	1,324
Cash flows from investing activities			
Purchases of property, plant and equipment	C13	(172)	(221)
Proceeds from disposal of property, plant and equipment		10	42
Acquisition of subsidiaries and distribution rights, net of cash balance	D1	(535)	(405)
Sale of PruHealth and PruProtect businesses[note (iii)]	D1	152	–
Net cash flows from investing activities		(545)	(584)
Cash flows from financing activities			
Structural borrowings of the Group:			
Shareholder-financed operations:[note (iv)]	C6.1		
Issue of subordinated debt, net of costs		–	1,124
Redemption of subordinated debt		(445)	–
Interest paid		(330)	(291)
With-profits operations:[note (v)]	C6.2		
Interest paid		(9)	(9)
Equity capital:			
Issues of ordinary share capital		13	6
Dividends paid		(895)	(781)
Net cash flows from financing activities		(1,666)	49
Net (decrease) increase in cash and cash equivalents		(383)	789
Cash and cash equivalents at beginning of year		6,785	6,126
Effect of exchange rate changes on cash and cash equivalents		7	(130)
Cash and cash equivalents at end of year		6,409	6,785

Notes

(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.

(iii) In November 2014 PAC sold its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited resulting in a net cash inflow of £152 million.

(iv) Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

Financial statements
Primary statements

130 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

A: Background and accounting policies

A1: Basis of preparation and exchange rates

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities, as well as collective investment schemes.

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2014, there were no unendorsed standards effective for the two years ended 31 December 2014 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2013.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2014	Average rate for 2014	Closing rate at 31 Dec 2013	Average rate for 2013
Local currency: £				
Hong Kong	12.09	12.78	12.84	12.14
Indonesia	19,311.31	19,538.56	20,156.57	16,376.89
Malaysia	5.45	5.39	5.43	4.93
Singapore	2.07	2.09	2.09	1.96
India	98.42	100.53	102.45	91.75
Vietnam	33,348.46	34,924.62	34,938.60	32,904.71
Thailand	51.30	53.51	54.42	48.11
US	1.56	1.65	1.66	1.56

Certain notes to the financial statements present 2013 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The exchange movement arising during 2014 recognised in other comprehensive income is:

	2014 £m	2013 £m
Asia operations	109	(319)
US operations	243	(37)
Unallocated to a segment (central funds)*	(137)	101
	215	(255)

* The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.

A2: Adoption of new accounting pronouncements in 2014

The Group has adopted the following accounting pronouncements in 2014 but their adoption has had no material impact on the results and financial position of the Group:

- Amendments to IAS 32 'Offsetting financial assets and financial liabilities'; and
- IFRIC 21 'Levies'.

This is not intended to be a complete list as only those accounting pronouncements that could have an impact upon the Group's financial statements are described.

Prudential plc Annual Report 2014 131
A3: Accounting policies
A3.1 Accounting policies and use of estimates and judgements
This note provides detailed accounting policies adopted by the Group to prepare the consolidated financial statements.
These accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.
a Critical accounting policies, accounting estimates and judgements
Prudential believes that its critical accounting policies are limited to those referenced in the table below:
Accounting
Critical accounting policies policy reference
Classification of insurance and investment contracts A3.1(c)
Measurement of policyholder liabilities and unallocated surplus of with-profits fund A3.1(d)
Measurement and presentation of derivatives and debt securities of US insurance operations A3.1(j)(v)
Presentation of results before tax A3.1(k)
Segmental analysis of results and earnings distributable to shareholders A3.1(m)
The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. The table below sets out items that require the Group to make critical estimates and judgements in applying the relevant accounting policy:
Accounting
Critical accounting estimates and assumptions policy reference
Classification of insurance and investment contracts A3.1(c)
Measurement of policyholder liabilities A3.1(d)
Measurement of deferred acquisition costs A3.1(f)
Determination of fair value of financial investments A3.1(j)(ii)
Determining impairment relating to financial assets A3.1(j)(iii)
b Basis of consolidation
The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.
i Subsidiaries
Subsidiaries are those investees which the Group controls. The vast majority of the Group’s subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below: The Group’s insurance operations invest in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group holds equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:
— The Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership’s operation;
— The Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent; and
— The Group’s current ability to join together with other partners to direct the activities of the partnership.
The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and a limited partnership. Where the Group is deemed to control limited partnership, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in a limited partnership, with no control over their associated general partners, the investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.
The limited partnerships consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the ‘Partnerships Act’). Certain of these limited partnerships have taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statements requirements under regulations 4 to 6, on the basis that these limited partnerships are dealt with on a consolidated basis in these financial statements.
The Group does not have subsidiaries with a material percentage of non-controlling interests.
Financial statements A: Background and accounting policies

132 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued ii Joint ventures and associates
Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group’s share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant infiuence, but it does not control. Generally it is presumed that the Group has significant infiuence if it holds between 20 per cent and 50 per cent voting rights of the entity.
With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group’s insurance or investment funds including venture capital business or mutual funds or unit trusts, which as allowed by IAS 28 ‘Investments in Associates and Joint Ventures’, are carried at fair value through profit or loss.
iii Structured entities
Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i), the Group, as part of its business strategy, invests in structured entities such as Open-Ended Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateral debt obligations, mortgage-backed securities, and similar asset-backed securities.
Open-ended investment companies and unit trusts
The Group invests in OEICs and UTs, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fiuctuate on a daily basis according to the participation of the Group and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:
— The entity is managed by the Group’s asset manager and the Group holds a significant investment in the entity; and
— Where the entity is managed by asset managers outside the Group, Prudential has existing rights that gives it the ability to direct the current activities of the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of OEICs and UTs where it considers it has such ability.
For the entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.
For those entities managed by the Group’s asset managers, it is generally presumed that the Group is exposed to, or has rights, to variable returns from an entity and has ability to use its power to affect its own returns where Group’s holding is greater than 50 per cent and is deemed to have no significant infiuence over an entity for participation less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case by case basis. For these entities, the following circumstances may indicate that the Group controls an entity:
— The Group has power over the relevant activities of the entity; and
— The exposure, or rights, to variable returns (including administrative and performance fee earned by the Group’s asset manager) from the entity is higher than the Group’s interest.
Where the Group is deemed to control these entities they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.
Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.
Where the Group’s asset manager set up the OEICs and UTs as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with OEICs and UTs.
The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of the OEICs and UTs. For these OEICs and UTs, the Group is not deemed to control the entities but to be acting as an agent.
Jackson’s separate account assets
Jackson offers variable contracts that invest contract holder’s premiums, at the contract holders’ direction, in investment vehicles (‘Separate Accounts’) that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholder’s economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders’ interest and are responsible for any decision making that impacts contract holders’ interest and governs the operational activities of the entities’ advisers, including asset managers managing the investment vehicles. Accordingly, the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Prudential plc Annual Report 2014 133

Other structured entities

The Group holds investments in mortgage-backed securities, collateral debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicle's activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	2014 £m			2013 £m		
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items						
Equity securities and portfolio holdings in unit trusts	12,690	81,741	–	13,175	65,681	–
Debt securities	–	–	12,715	–	–	13,190
Total	12,690	81,741	12,715	13,175	65,681	13,190

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2014, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

c Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred to the Group then it is classified as an insurance contract. Contracts that transfer financial risk to the Group, but not significant insurance risk, are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

a That are likely to be a significant portion of the total contract benefits;
b Whose amount or timing is contractually at the discretion of the insurer; and
c That are contractually based on asset or fund performance, as discussed in IFRS 4.

Business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
Asia	— With-profits contracts — Non-participating term contracts — Whole life contracts — Unit-linked policies — Accident and health policies	— Minor amounts for a number of small categories of business
US	— Variable annuity contracts — Fixed annuity contracts — Life insurance contracts	— Guaranteed investment contracts (GICs) — Minor amounts of 'annuity certain' contracts
UK	— With-profits contracts — Bulk and individual annuity business — Non-participating term contracts	— Certain unit-linked savings and similar contracts

d Measurement of policyholder liabilities and unallocated surplus of with-profits funds

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described in note A3.1(c) above.

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds as discussed below, the modified statutory basis of reporting as set in the Statement of Recommended Practice issued by Association of British Insurers (ABI) was adopted by the Group on first time adoption of IFRS in 2005.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18 'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

For with-profits funds, as the shareholders' participation in the cost of bonuses arises only on distribution, the Group has elected to account for the unallocated surplus of UK regulated with-profits funds as a liability with no allocation to equity.

The policy of measuring contract liabilities at business unit level is noted below. Additional details are discussed in note C4.2.

Financial statements
A: Background and accounting policies

134 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued i Insurance contracts
Asia insurance operations
The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature.
For the operations in India, Japan and Taiwan the local GAAP is not appropriate as a starting point in the context of the modified statutory basis, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.
While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK operations with the same features.
US insurance operations
In accordance with the modified statutory basis, the policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For non-conventional protection-type policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in note A3.1(f) below.
UK insurance operations
The UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27 ‘Life Assurance’ that requires liabilities to be calculated as the realistic basis liabilities. The realistic basis liabilities are measured by reference to the PRA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:
— A with-profits benefits reserve; plus
— Future policy related liabilities; plus
— The realistic current liabilities of the fund.
The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to refiect future policyholder benefits and other outgoings. Asset shares broadly refiect the policyholders’ share of the with-profits fund assets attributable to their policies.
The future policy related liabilities must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.
The Peak 2 basis realistic liabilities for with-profits business included in the PRA regulatory returns include the element for the shareholders’ share of the future cost of bonuses consistent with the contract asset shares. For accounting purposes under FRS 27, this latter item is not shown as part of contract liabilities. This is because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Instead the shareholders’ share of future costs of bonuses is included within the liabilities for unallocated surplus.
Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to refiect actual experience.
ii Investment contracts with discretionary participation features
For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that refiects the hybrid nature of the arrangements, where part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.
For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability.
Those investment contracts without fixed and guaranteed terms are designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.
iii Investment contracts without discretionary participation features
The measurement of investment contracts without discretionary participation features is carried out in accordance with IAS 39 to refiect the deposit nature of the arrangement, with premiums and claims refiected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Prudential plc Annual Report 2014 135
Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offer investment management services, require the application of IAS 18 for the revenue attached to these services. Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.
iv Unallocated surplus of with-profits funds
Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds that have yet to be appropriated between policyholders and shareholders. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders.
The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.
e Reinsurance
The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.
f Deferred acquisition costs for insurance contracts
Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic PRA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs. In general, this deferral is presentationally shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.
The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for Asia and US insurance operations. The deferred acquisition costs for US and some Asia operations is determined with reference to US GAAP principles.
Asia insurance operations
For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.
US insurance operations
Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group adopted FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ from

1	January 2012 and capitalises only those incremental costs directly relating to successfully acquiring a contract.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.
For US variable annuity business, a key assumption is the investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are fiexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are discussed in note C5.1(b).
As permitted by IFRS 4, Jackson uses shadow accounting to make adjustments to the liabilities or related deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments refiect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.
Financial statements A: Background and accounting policies

136 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued
UK insurance operations
For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.
g Liability adequacy test
The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash fiows. Any deficiency is immediately charged to the income statement.
h Earned premiums, policy fees and claims paid
Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.
Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.
Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.
i Investment return
Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/ depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.
j Financial investments other than instruments classified as long-term business contracts i Investment classification
The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:
— Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;
— Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset;
— Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
— Loans and receivables – except for those designated as at fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.
The Group uses the trade date method to account for regular purchases and sales of financial assets.
ii Use of fair value
The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.2. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash fiow technique.
Determining the fair value of financial investments when the markets are not active
The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management’s judgement.

Prudential plc Annual Report 2014 137
If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.
Financial investments measured at fair value are classified into a three level hierarchy as described in note C3.2(b).
iii Determining impairments’ relation to financial assets
Available-for-sale securities
The majority of Jackson’s debt securities portfolio are accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example:
Determining factors Consideration of evidence of impairment
Whether the decline of the A substantial decline in fair value might be indicative of a credit loss event that would lead to a financial investment’s fair value measurable decrease in the estimated future cash flows.
is substantial
The impact of the duration of The duration of a security to maturity helps to inform whether assessments of estimated future cash the security on the calculation of flows that are higher than market value are reasonable.
the revised estimated cash flows
The duration and extent to This factor provides an indication of how the contractual cash flows and effective interest rate of which the amortised cost a financial asset compares with the implicit market estimate of cash flows and the risk attaching to exceeds fair value a ‘fair value’ measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.
The financial condition and These factors and other observable conditions may indicate that an investment is impaired.
prospects of the issuer
If a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.
For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.
The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in note C3.5(d).
Assets held at amortised cost
Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.
The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.
Financial statements A: Background and accounting policies

138 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued
Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit or loss, as these loan portfolios are managed and evaluated on a fair value basis.
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements.
Reversal of impairment loss
If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).
iv Derivatives and hedge accounting
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.
The Group may designate certain derivatives as hedges.
For hedges of net investments in foreign operations, the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges is recognised in other comprehensive income. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument is recognised directly in other comprehensive income while the foreign operation is held.
For fair value hedges, movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement. The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2014 and 2013, are summarised in note C3.5(b).
All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.
The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.
For UK with-profits funds the derivative programme derivatives are used for the purposes of efficient portfolio management or reduction in investment risk.
For shareholder-backed UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held.
For Jackson, an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group’s financial reporting are described in note B1.2.
v Measurement and presentation of derivatives and debt securities of US insurance operations
The policies for these items are significant factors in contributing to the volatility of the income statement result and shareholders’ equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.
For derivative instruments of Jackson that are entered into to mitigate economic exposures, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:
— IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;
— The high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;
— The difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book;
— The complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally
— Whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.
Taking account of these considerations, the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.
Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.
vi Embedded derivatives
Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the

Prudential plc Annual Report 2014 139
embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. For Jackson’s ‘not for life’ Guaranteed Minimum Withdrawal Benefit and Fixed Index Annuity reserves the determination of fair value requires assumptions regarding future mix of Separate Account assets, equity volatility levels, and policyholder behaviour.
In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson’s life assurance contracts are provided in note C4.2.
vii Securities lending including repurchase agreements
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.
In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.
viii Derecognition of financial assets and liabilities
The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.
The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.
ix Financial liabilities designated at fair value through profit or loss
Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit or loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.
k Presentation of results before tax
The total tax charge for the Group reflects tax that, in addition to relating to shareholders’ profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.
l Segments
Under IFRS 8 ‘Operating Segments’, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group’s chief operating decision maker.
The operating segments identified by the Group reflect the Group’s organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).
The products of the insurance operations contain both significant and insignificant levels of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group’s insurance operations.
Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an adviser, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.
Further information on the Group’s operating segments is provided in note B1.3.
m Segmental analysis of results and earnings attributable to shareholders
The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note B1.3.
For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit or loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.
n Borrowings
Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.
Financial statements A: Background and accounting policies

140 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued o Investment properties
Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors valuation standards. Each property is externally valued at least once every three years.
Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.
p Pension schemes
For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company, support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.
The Group utilises the projected unit credit method to calculate the defined benefit obligation. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.
The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.
The aggregate of the actuarially determined service costs of the currently employed personnel and the net interest on the net defined benefit liability (asset) at the start of the period, is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.
Contributions to the Group’s defined contribution schemes are expensed when due.
q Share-based payment and related movements in own shares
The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.
The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions.
The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.
r Tax
Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.
Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.
The tax charge for long-term business includes tax expense attributable to both policyholders and shareholders. In the UK, life insurance companies are taxed on both their shareholders’ profits and on their policyholders’ insurance and investment returns on certain insurance and investment products. Tax on shareholders’ profits is calculated at the standard corporation tax rate, and tax on policyholders’ investment returns is calculated at the basic rate of income tax. Although both types of tax are included in the total tax charge in the Group’s consolidated income statement, they are presented separately in the income statement to provide the most relevant information about tax that the Group pays on its profits.
Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Prudential plc Annual Report 2014 141
s Business acquisitions and disposals
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Income and expenses of acquired entities are included in the income statement from the date of acquisition.
Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.
t Goodwill
Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units.
u Intangible assets
Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in notes A3.1(d) and A3.1(f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied. Amortisation of intangible assets is charged to the ‘acquisition costs’ and other expenditure line in the income statement.
v Cash and cash equivalents
Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 day’s maturity from the date of acquisition.
w Shareholders’ dividends
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.
x Share capital
Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.
y Foreign exchange
The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.
Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.
Foreign currency transactions are translated at the spot rate prevailing at the time.
z Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and OEICs, which are treated as cancelled.
For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.
Financial statements A: Background and accounting policies

142 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
A: Background and accounting policies continued
A3: Accounting policies continued
A3.2 New accounting pronouncements not yet effective
The following standards, interpretations and amendments have been issued but are not yet effective in 2014, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s financial statements are discussed.
a Accounting pronouncements endorsed by the EU but not yet effective
Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle
These improvements include minor changes to ten IFRS standards, and are effective for annual periods beginning on or after 1 July 2014. The amendment to IFRS 2 ‘Share-based Payment’ and IFRS 3 ‘Business Combinations’ included in Annual improvements to IFRSs 2010-2012 cycle are applied to share-based payment transactions for which the grant date is on or after 1 July 2014 and to business combinations for which the date of acquisition is on or after 1 July 2014, respectively. In these financial statements, the Group had no transactions on or after 1 July that were affected by these amendments. The Group is assessing the impact of the remaining amendments, but they are not expected to have a significant impact on the Group’s financial statements.
b Accounting pronouncements not yet endorsed by the EU
Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)
The amendments published in May 2014 provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Group does not expect these amendments to have a significant impact on the Group’s financial statements.
IFRS 15 ‘Revenue from Contracts with Customers’
This standard effective for annual periods beginning on or after 1 January 2017, provides a single framework to recognise revenue for contracts with different characteristics and overrides the framework provided for such contracts in other standards. The following contracts are exempt from this standard:
— Lease contracts within IAS 17;
— Insurance contracts within IFRS 4;
— Financial instruments as covered within IAS 39, IFRS 9, 10 and 11; and
— IAS 27, IAS 28 and IAS 29.
The Group is assessing the impact of this standard but it is not expected to have a significant impact on the Group’s financial statements.
IFRS 9 ‘Financial Instruments: Classification and measurement’
In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. This standard replaces the existing IAS 39 ’Financial Instruments: Recognition and measurement’, and will affect:
— The classification and the measurement of financial assets and liabilities.
Under IFRS 9, financial assets are classified under one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on their contractual cash flow characteristics and/or the business model in which they are held. The existing amortised cost measurement for financial liabilities is largely maintained under IFRS 9, but for financial liabilities designated at FVTPL, changes in fair value due to changes in entity’s own credit risk are to be recognised in other comprehensive income;
— The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI. A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model; and
— The hedge accounting requirements which are more closely aligned with the risk management activities of the Company.
The Group is assessing the impact of this standard in conjunction with the requirements of the IASB’s proposals for insurance contracts accounting as they are developed to a final standard. The adoption of the requirements of IFRS 9 may result in reclassification of certain of the Group’s financial assets and hence lead to a change in the measurement of these instruments or the performance reporting of value movements. In addition, for the Group’s investments classified as FVOCI, as noted above, the impairment provisioning approach is altered. The Group does not currently apply hedge accounting for most of its derivative programmes but will reconsider its approach in light of new requirements under the standard on adoption.

Prudential plc Annual Report 2014 143

B: Earnings performance

B1: Analysis of performance by segment

B1.1 Segment results – profit before tax

	Note	2014 £m	2013 £m AER note (v)	2013 £m CER note (v)	% 2013 AER vs 2014 note (v)	% 2013 CER vs 2014 note (v)
Asia operations						
Insurance operations	B4(a)	1,052	1,003	907	5%	16%
Development expenses		(2)	(2)	(2)	0%	0%
Total Asia insurance operations after development expenses		1,050	1,001	905	5%	16%
Eastspring Investments		90	74	68	22%	32%
Total Asia operations		1,140	1,075	973	6%	17%
US operations						
Jackson (US insurance operations)	B4(b)	1,431	1,243	1,181	15%	21%
Broker-dealer and asset management		12	59	56	(80)%	(79)%
Total US operations		1,443	1,302	1,237	11%	17%
UK operations						
UK insurance operations:	B4(c)					
Long-term business		752	706	706	7%	7%
General insurance commission[note (i)]		24	29	29	(17)%	(17)%
Total UK insurance operations		776	735	735	6%	6%
M&G (including Prudential Capital)		488	441	441	11%	11%
Total UK operations		1,264	1,176	1,176	7%	7%
Total segment profit		3,847	3,553	3,386	8%	14%
Other income and expenditure						
Investment return and other income		15	10	10	50%	50%
Interest payable on core structural borrowings		(341)	(305)	(305)	(12)%	(12)%
Corporate expenditure[note (ii)]		(293)	(263)	(263)	(11)%	(11)%
Total		(619)	(558)	(558)	(11)%	(11)%
Solvency II implementation costs		(28)	(29)	(29)	3%	3%
Restructuring costs[note (iii)]		(14)	(12)	(12)	(17)%	(17)%
Operating profit based on longer-term investment returns		3,186	2,954	2,787	8%	14%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	(1,110)	(1,063)	48%	46%
Gain on sale of PruHealth and PruProtect[note (iv)]		86	–	–	n/a	n/a
Amortisation of acquisition accounting adjustments[note (vi)]	D1	(79)	(72)	(68)	(10)%	(16)%
Loss attaching to held for sale Japan life business	D1	–	(102)	(89)	100%	100%
Costs of domestication of Hong Kong branch	D2	(5)	(35)	(35)	86%	86%
Profit before tax attributable to shareholders		2,614	1,635	1,532	60%	71%

Basic earnings per share (in pence)	B6	2014	2013 AER note (v)	2013 CER note (v)	% 2013 AER vs 2014 note (v)	% 2013 CER vs 2014 note (v)
Based on operating profit based on longer-term investment returns		96.6p	90.9p	85.9p	6%	12%
Based on profit for the year		86.9p	52.8p	49.8p	65%	74%

Notes

(i) The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.
(ii) Corporate expenditure, as shown above, is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv) In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(v) For definitions of AER and CER refer to note A1.
(vi) Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.

Financial statements B: Earnings performance

144 Prudential plc Annual Report 2014 **Financial statements** **Notes to primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2014 £m	2013 £m
Insurance operations:		
Asia[note (i)]	178	(204)
US[note (ii)]	(1,103)	(625)
UK[note (iii)]	464	(254)
Other operations[note (iv)]	(113)	(27)
Total	(574)	(1,110)

Notes

(i) Asia insurance operations

In Asia, the positive short-term fluctuations of £178 million (2013: negative £(204) million) primarily reflect net unrealised movements on bond holdings following falls in bond yields across the region during the year.

(ii) US insurance operations

The short-term fluctuations in investment returns for US insurance operations comprise amounts, net of related change in amortisation of deferred acquisition costs, in respect of the following items:

	2014 £m	2013 £m
Net equity hedge result[note (a)]	(1,574)	(255)
Other than equity-related derivatives[note (b)]	391	(531)
Debt securities[note (c)]	47	42
Equity-type investments: actual less longer-term return	16	89
Other items	17	30
Total	(1,103)	(625)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related change in amortisation of deferred acquisition costs of £653 million (2013: credit of £228 million). See note C5.1(b).

Notes

(a) Net equity hedge result

This result comprises the net effect of:

- The accounting value movements on the variable and fixed index annuity guarantee liabilities;
- Fair value movements on free-standing equity derivatives;
- Fee assessments and claim payments in respect of guarantee liabilities; and
- Related changes to DAC amortisation.

Movements in the accounting values of the variable and fixed index annuity guarantee liabilities comprise those for:

- The Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Withdrawal Benefit (GMWB) 'for life' guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
- GMWB 'not for life' embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity and fixed index annuity guarantees.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result caused by:

- The variable annuity and fixed annuity business guarantees being only partially fair valued under grandfathered GAAP;
- The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
- Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks, such as future fees and assumed volatility levels.

(b) Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

- Fair value movements on free-standing, other than equity-related derivatives;
- Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) and its reinsurance; and
- Related changes to DAC amortisation.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees described in note (a) above.

The GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

- The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
- Fair value movements on Jackson's debt securities of the general account being booked in other comprehensive income rather than the income statement; and
- The mixed measurement model that applies for the GMIB and its reinsurance.

Prudential plc Annual Report 2014 145

(c) Short-term fluctuations related to debt securities

	2014 £m	2013 £m
Short-term fluctuations relating to debt securities		
Credits (charges) in the year:		
Losses on sales of impaired and deteriorating bonds	(5)	(5)
Bond write downs	(4)	(8)
Recoveries/reversals	19	10
Total credits (charges) in the year	10	(3)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returns[note]	78	85
	88	82
Interest-related realised gains:		
Arising in the year	63	64
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(87)	(89)
	(24)	(25)
Related amortisation of deferred acquisition costs	(17)	(15)
Total short-term fluctuations related to debt securities	47	42

Note
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2014 is based on an average annual risk margin reserve of 24 basis points (2013: 25 basis points) on average book values of US$54.5 billion (2013: US$54.4 billion) as shown below:

	2014				2013			
	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss	
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	27,912	0.12	(34)	(21)	27,557	0.11	(32)	(20)
Baa1, 2 or 3	24,714	0.25	(62)	(38)	24,430	0.25	(62)	(40)
Ba1, 2 or 3	1,390	1.23	(17)	(10)	1,521	1.18	(18)	(11)
B1, 2 or 3	385	3.04	(12)	(7)	530	2.80	(15)	(9)
Below B3	92	3.70	(4)	(2)	317	2.32	(7)	(5)
Total	54,493	0.24	(129)	(78)	54,355	0.25	(134)	(85)
Related amortisation of deferred acquisition costs (see below)			25	15			25	16
Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(63)			(109)	(69)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for unrealised gains on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £869 million (2013: net unrealised losses of £(1,591) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii) UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £464 million (2013: negative £(254) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

(iv) Other

Short-term fluctuations in investment returns of other operations, were negative £(113) million (2013: negative £(27) million) representing unrealised value movements on investments and foreign exchange items.

(v) Default losses

The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2014 or 2013.

Financial statements
B: Earnings performance

146 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
B: Earnings performance continued
B1: Analysis of performance by segment continued
B1.3 Determining operating segments and performance measure of operating segments Operating segments
The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows: Insurance operations Asset management operations
— Asia — Eastspring Investments
— US (Jackson) — US broker-dealer and asset management (including Curian)
— UK — M&G (including Prudential Capital)
The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.
Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:
— Short-term fluctuations in investment returns;
— Gain on sale of the Group’s stake in PruHealth and PruProtect businesses in 2014 as explained in note D1;
— Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
— Loss attaching to the held for sale Japan life business. See note D1 for further details; and
— The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.
Segment results that are reported to the Group Executive Committee include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.
Determination of operating profit based on longer-term investment return for investment and liability movements: a General principles
(i) UK style with-profits business
The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.
(ii) Unit-linked business
The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.
(iii) US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.
(iv) Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.
However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.
Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

Prudential plc Annual Report 2014 147
(v) Other shareholder-financed business
The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.
Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.
Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.
In principle, for debt securities and loans, the longer-term capital returns comprise two elements:
— Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
— The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.
At 31 December 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £467 million (2013: £461 million).
Equity type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.
Derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).
b Asia insurance operations
(i) Business where policyholder liabilities are sensitive to market conditions
For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature, rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.
For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.
(ii) Other Asia shareholder-financed business
Debt securities
For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.
Financial statements B: Earnings performance

148 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
B: Earnings performance continued
B1: Analysis of performance by segment continued
Equity-type securities
For Asia insurance operations, excluding assets of the Japan life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £932 million as at 31 December 2014 (2013: £571 million). The rates of return applied in the years 2014 and 2013 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.
The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.
c US Insurance operations
(i) Separate account business
For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.
(ii) US variable and fixed index annuity business
The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):
— Fair value movements for equity-based derivatives;
— Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
— Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
— Fee assessments and claim payments, in respect of guarantee liabilities; and
— Related amortisation of deferred acquisition costs for each of the above items.
Embedded derivatives for variable annuity guarantee features
The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claims limit, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 ‘Financial Instruments: Recognition and measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.
(iii) Other derivative value movements
The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.
(iv) Other US shareholder-financed business
Debt securities
Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Prudential plc Annual Report 2014 149
Equity-type securities
As at 31 December 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,094 million (2013: £1,118 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of the average risk free rates over the period and appropriate risk premiums are as follows:
2014 2013
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds 6.2% to 6.7% 5.7% to 6.8% Other equity-type securities such as investments in limited partnerships and private equity funds 8.2% to 8.7% 7.7% to 9.0%
d UK Insurance operations
(i) Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.
The operating results based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of short-term fluctuations in investment returns:
— The impact on credit risk provisioning of actual upgrades and downgrades during the period;
— Credit experience compared to assumptions; and
— Short-term value movements on assets backing the capital of the business.
Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.
(ii) Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.
e Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.
Financial statements B: Earnings performance

150 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.4 Segmental income statement

	2014 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations) note (iii)	Group total
Gross premiums earned	11,193	15,654	7,358	–	–	–	34,205	(1,373)	32,832
Outward reinsurance premiums	(311)	(265)	(1,596)	–	–	–	(2,172)	1,373	(799)
Earned premiums, net of reinsurance	10,882	15,389	5,762	–	–	–	32,033	–	32,033
Investment return[note (ii)]	3,888	5,438	16,447	104	(2)	3	25,878	(91)	25,787
Other income	49	(2)	240	1,291	808	307	2,693	(387)	2,306
Total revenue, net of reinsurance	14,819	20,825	22,449	1,395	806	310	60,604	(478)	60,126
Benefits and claims	(11,521)	(19,788)	(20,880)	–	–	–	(52,189)	1,453	(50,736)
Outward reinsurers' share of benefits and claims	254	27	1,803	–	–	–	2,084	(1,453)	631
Movement in unallocated surplus of with-profits funds	20	–	(84)	–	–	–	(64)	–	(64)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,247)	(19,761)	(19,161)	–	–	–	(50,169)	–	(50,169)
Acquisition costs and other operating expenditure[B3]	(2,367)	(795)	(1,660)	(920)	(794)	(249)	(6,785)	33	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(12)	–	(17)	–	–	(29)	(312)	(341)
Remeasurement of carrying value of Japan life business classified as held for sale	(13)	–	–	–	–	–	(13)	–	(13)
Total charges, net of reinsurance	(13,627)	(20,568)	(20,821)	(937)	(794)	(249)	(56,996)	(279)	(57,275)
Share of profit from joint ventures and associates, net of related tax	133	–	128	13	–	29	303	–	303
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	1,325	257	1,756	471	12	90	3,911	(757)	3,154
Tax charge attributable to policyholders' returns	(105)	–	(435)	–	–	–	(540)	–	(540)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	471	12	90	3,371	(757)	2,614

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2014 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,050	1,431	776	488	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	(17)	–	–	(478)	(96)	(574)
Gain on sale of PruHealth and PruProtect	–	–	86	–	–	–	86	–	86
Amortisation of acquisition accounting adjustments	(8)	(71)	–	–	–	–	(79)	–	(79)
Costs of domestication of Hong Kong branch	–	–	(5)	–	–	–	(5)	–	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	471	12	90	3,371	(757)	2,614

Prudential plc Annual Report 2014 151

	2013 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations) note (iii)	Group total
Gross premiums earned	9,061	15,661	5,780	–	–	–	30,502	–	30,502
Outward reinsurance premiums	(190)	(278)	(190)	–	–	–	(658)	–	(658)
Earned premiums, net of reinsurance	8,871	15,383	5,590	–	–	–	29,844	–	29,844
Investment return[note (ii)]	895	10,003	9,372	143	11	(1)	20,423	(76)	20,347
Other income	48	(2)	226	1,165	855	245	2,537	(353)	2,184
Total revenue, net of reinsurance	9,814	25,384	15,188	1,308	866	244	52,804	(429)	52,375
Benefits and claims	(6,825)	(24,206)	(11,196)	–	–	–	(42,227)	–	(42,227)
Outward reinsurers' share of benefits and claims	150	500	(28)	–	–	–	622	–	622
Movement in unallocated surplus of with-profits funds	(255)	–	(1,294)	–	–	–	(1,549)	–	(1,549)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,930)	(23,706)	(12,518)	–	–	–	(43,154)	–	(43,154)
Acquisition costs and other operating expenditure[B3]	(2,015)	(1,112)	(1,950)	(840)	(807)	(193)	(6,917)	56	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	(17)	–	–	(30)	(275)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	–	–	–	–	–	(120)	–	(120)
Total charges, net of reinsurance	(9,065)	(24,831)	(14,468)	(857)	(807)	(193)	(50,221)	(219)	(50,440)
Share of profit from joint ventures and associates, net of related tax	29	–	83	12	–	23	147	–	147
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	778	553	803	463	59	74	2,730	(648)	2,082
Tax charge attributable to policyholders' returns	(90)	–	(357)	–	–	–	(447)	–	(447)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2013 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	–	–	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	–	–	–	–	(72)	–	(72)
Loss attaching to held for sale Japan life business	(102)	–	–	–	–	–	(102)	–	(102)
Costs of domestication of Hong Kong branch	–	–	(35)	–	–	–	(35)	–	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

Financial statements
B: Earnings performance

152 Prudential plc Annual Report 2014 **Financial statements** **Notes to primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

Notes

(i) This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii) Investment return principally comprises:
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit or loss under IAS 39; and
- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii) In addition to the results of the central operations, unallocated to a segment includes intra-group eliminations. In 2014, this column includes the elimination of the intra-group reinsurance contract entered into during the year between the UK with-profits and Asia with-profits operations.

B1.5 Revenue

	2014 £m	2013 £m
Long-term business premiums		
Insurance contract premiums	29,973	28,339
Investment contracts with discretionary participation feature premiums	2,637	1,877
Inwards reinsurance premiums	222	286
Less: reinsurance premiums ceded	(799)	(658)
Earned premiums, net of reinsurance[note (iv)]	32,033	29,844
Investment return		
Realised and unrealised gains and losses on securities at fair value through profit or loss	16,532	12,879
Realised and unrealised losses and gains on derivatives at fair value through profit or loss	142	(1,724)
Realised gains on available-for-sale securities, previously recognised in other comprehensive income	84	64
Realised gains (losses) on loans	(61)	11
Interest[notes (i),(ii)]	6,802	6,771
Dividends	1,559	1,740
Other investment return	729	606
Investment return	25,787	20,347
Fee income from investment contract business and asset management[notes (iii),(iv)]	2,306	2,184
Total revenue	60,126	52,375

Notes

(i) The segmental analysis of interest income is as follows:

	£m							
	Insurance operations			Asset management operations				
	Asia	US	UK	M&G	US	Eastspring Investments	Unallocated to a segment (central operations)	Total
2014	777	1,857	4,053	101	–	2	12	6,802
2013	562	1,981	4,178	112	1	1	(64)	6,771

(ii) Interest income includes £3 million (2013: £5 million) accrued in respect of impaired securities.
(iii) Fee income includes £23 million (2013: £44 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iv) The following table provides additional segmental analysis of revenue from external customers:

	2014 £m					2013 £m				
	Asia	US	UK	Intra-group	Total	Asia	US	UK	Intra-group	Total
Revenue from external customers:										
Insurance operations	9,558	15,387	7,375	–	32,320	8,919	15,381	5,816	–	30,116
Asset management	307	808	1,291	(449)	1,957	245	855	1,165	(379)	1,886
Unallocated corporate	–	–	62	–	62	–	–	26	–	26
Intra-group revenue*	(146)	(84)	(219)	449	–	(98)	(86)	(195)	379	–
Total revenue from external customers	9,719	16,111	8,509	–	34,339	9,066	16,150	6,812	–	32,028

* Eliminated on consolidation.

Revenue from external customers comprises:

	2014 £m	2013 £m
Earned premiums, net of reinsurance	32,033	29,844
Fee income from investment contract business and asset management (presented as 'Other income')	2,306	2,184
Total revenue from external customers	34,339	32,028

Prudential plc Annual Report 2014 153

The asset management operations, M&G, Eastspring Investments and US asset management provides services to the Group insurance operations for which fees are charged at appropriate arm's length prices. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2014 £m	2013 £m
Intra-group revenue generated by:		
M&G	219	195
US broker-dealer and asset management (including Curian)	84	98
Eastspring Investments	146	86
Total intra-group fees included within asset management segment	449	379

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £311 million, £265 million, and £223 million respectively (2013: £190 million, £278 million and £190 million respectively). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £2,554 million (2013: Hong Kong £2,243 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

B2: Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2014 £m				2013 £m
	M&G	US note (iv)	Eastspring Investments	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,395	303	310	2,008	1,914
NPH broker-dealer fees[note (i)]	–	503	–	503	504
Gross revenue	1,395	806	310	2,511	2,418
Charges (excluding NPH broker-dealer fees)	(937)	(291)	(249)	(1,477)	(1,353)
NPH broker-dealer fees[note (i)]	–	(503)	–	(503)	(504)
Gross charges	(937)	(794)	(249)	(1,980)	(1,857)
Share of profit from joint ventures and associates, net of related tax	13	–	29	42	35
Profit before tax	471	12	90	573	596
Comprising:					
Operating profit based on longer-term investment returns[note (ii)]	488	12	90	590	574
Short-term fluctuations in investment returns[note (iii)]	(17)	–	–	(17)	22
Profit before tax	471	12	90	573	596

Notes

(i) NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	2014 £m	2013 £m
Asset management fee income	953	859
Other income	1	4
Staff costs	(351)	(339)
Other costs	(203)	(166)
Underlying profit before performance-related fees	400	358
Share of associate results	13	12
Performance-related fees	33	25
Operating profit from asset management operations	446	395
Operating profit from Prudential Capital	42	46
Total M&G operating profit based on longer-term investment returns	488	441

The revenue shown above for M&G of £987 million (2013: £888 million), comprising asset management fee income, other income and performance-related fees, is different to the amount of £1,395 million shown in the main table of this note primarily due to the inclusion of the revenue of Prudential Capital of £104 million (2013: £144 million) in the latter. In addition, the £987 million (2013: £888 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.

(iv) The US asset management results include a charge of £38 million related primarily to the refund of certain fees by Curian.

Financial statements
B: Earnings performance

154 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

B: Earnings performance continued

B3: Acquisition costs and other expenditure

	2014 £m	2013 £m
Acquisition costs incurred for insurance policies	(2,668)	(2,553)
Acquisition costs deferred less amortisation of acquisition costs	916	566
Administration costs and other expenditure	(4,486)	(4,303)
Movements in amounts attributable to external unit holders of consolidated investment funds	(514)	(571)
Total acquisition costs and other expenditure	(6,752)	(6,861)

Total acquisition costs and other expenditure includes:

(a) Total depreciation and amortisation expense of £(159) million (2013: £(510) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below;

(b) The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(1,752) million (2013: £(1,987) million). These amounts comprise £(1,714) million and £(38) million for insurance and investment contracts respectively (2013: £(1,953) million and £(34) million, respectively);

(c) Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(128) million (2013: £(120) million) and is included as part of investment management expenses. The segmental interest expense is analysed below;

(d) Finance costs of £(341) million (2013: £(305)million) comprises £(312) million (2013: £(275) million) interest on core debt of the parent company, £(12) million (2013: £(13) million) of interest on US insurance operations' surplus notes and £(17) million (2013: £(17) million) on PruCap's bank loan;

(e) Movements in amounts attributable to external unit holders are in respect of those OEICS and unit trusts which are required to be consolidated and comprises a charge of £(258) million (2013: £(583) million) for UK insurance operations and a charge of £(256) million (2013: a credit of £12 million) for Asia insurance operations;

(f) Analysis of depreciation and amortisation expense, and interest expense:

	£m								
	Insurance operations			Asset management operations					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Total
Depreciation and amortisation expense									
2014	(206)	140	(64)	(10)	(2)	(2)	(144)	(15)	(159)
2013	(221)	(198)	(68)	(7)	(1)	(3)	(498)	(12)	(510)
Interest expense									
2014	–	(13)	(81)	(26)	–	–	(120)	(8)	(128)
2013	–	(11)	(70)	(27)	–	–	(108)	(12)	(120)

(g) There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2014 and 2013.

B3.1 Staff and employment costs

The average number of staff employed by the Group during the year was:

	2014	2013
Business operations:		
Asia operations	13,957	12,239
US operations	4,494	4,414
UK operations	5,464	5,533
Total	23,915	22,186

The costs of employment were:

	2014 £m	2013 £m
Business operations:		
Wages and salaries	1,323	1,272
Social security costs	100	94
Pension costs*	120	196
Total	1,543	1,562

* The charge incorporates the effect of actuarial gains and losses.

Prudential plc Annual Report 2014 155

B3.2 Share-based payment

a Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long-Term Incentive Plan (PLTIP), Group Performance Share Plan (GPSP), Business Unit Performance Plan (BUPP), Jackson Long-Term Incentive Plan (Jackson LTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in the directors' remuneration report. In addition, the following information is provided.

Share scheme	Description
Jackson Long-Term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.
Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential's full year financial results and the employee's contribution to the business. Awards vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.
Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the International savings-related share option scheme, while eligible agents based in Hong Kong and Malaysia can participate in the non-employee savings-related share option scheme.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland and Asia are eligible for the Share Participation Plan.
Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.

b Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group's share-based compensation plans at 31 December 2014 and 2013:

	Options outstanding under SAYE schemes				Awards outstanding under incentive plans including conditional options	
	2014		2013		2014	2013
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions	Number of awards millions
Beginning of year:	10.2	5.60	9.4	4.54	27.1	23.7
Granted	2.6	11.55	2.5	9.01	10.9	11.9
Exercised	(3.8)	3.55	(1.2)	4.57	(8.5)	(7.8)
Forfeited	(0.2)	6.77	(0.2)	5.14	(0.7)	(0.6)
Cancelled	(0.1)	7.66	(0.1)	6.16	–	–
Lapsed/expired	(0.1)	5.60	(0.2)	3.92	–	(0.1)
End of year	8.6	8.29	10.2	5.60	28.8	27.1
Options immediately exercisable, end of year	0.5	4.65	0.5	4.50		

The weighted average share price of Prudential plc for the year ended 31 December 2014 was £13.75 compared to £11.14 for the year ended 31 December 2013.

Financial statements
B: Earnings performance

156 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

B: Earnings performance continued

B3: Acquisition costs and other expenditure continued

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Between £2 and £3	0.2	2.6	1.9	1.0	2.88	2.88	–	–	–	2.88
Between £4 and £5	1.4	2.9	1.4	1.7	4.64	4.63	0.5	0.5	4.65	4.59
Between £5 and £6	–	–	0.8	0.8	5.51	5.53	–	–	5.52	5.51
Between £6 and £7	2.1	2.3	1.6	2.6	6.29	6.29	–	–	–	–
Between £9 and £10	2.3	2.4	2.9	3.9	9.01	9.01	–	–	–	–
Between £11 and £12	2.6	–	4.2	–	11.55	–	–	–	–	–
	8.6	10.2	2.7	2.3	8.29	5.60	0.5	0.5	4.65	4.50

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

c Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2014			2013		
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP/GPSP (TSR)	SAYE options	Other awards
Dividend yield (%)	–	2.40	–	–	2.73	–
Expected volatility (%)	21.91	20.77	–	23.64	24.27	–
Risk-free interest rate (%)	1.25	1.51	–	0.73	1.06	–
Expected option life (years)	–	3.77	–	–	3.46	–
Weighted average exercise price (£)	–	11.55	–	–	9.01	–
Weighted average share price (£)	13.18	14.02	–	11.80	11.85	–
Weighted average fair value (£)	6.07	3.00	12.84	7.38	2.57	11.06

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model or Monte Carlo option-pricing model. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP (TSR) for which the Group uses a Monte Carlo model in order to allow for the impact of the LTIP (TSR) performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR), volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2014, the average volatility for the basket of competitors was 23.4 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns between April 2011 and the valuation date. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

Prudential plc Annual Report 2014 157
d Share-based payment expense charged to the income statement
Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:
2014 £m 2013 £m
Share-based compensation expense 99 83
Amount accounted for as equity-settled 93 63
Carrying value at 31 December of liabilities arising from share-based payment transactions 16 23
Intrinsic value of above liabilities for which rights had vested at 31 December 9 17
B3.3 Key management remuneration
Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.
Total key management remuneration is analysed in the following table:
2014 £m 2013 £m
Salaries and short-term benefits 15.9 16.5
Post-employment benefits 1.0 1.0
Share-based payments 16.2 14.3
33.1 31.8
The share-based payments charge comprises £11.0 million (2013: £9.3 million), which is determined in accordance with IFRS 2 ‘Share-based Payment’ (see note B3.2) and £5.2 million (2013: £5.0 million) of deferred share awards.
Total key management remuneration includes total directors’ remuneration of £50.5 million (2013: £48.9 million) less LTIP releases of £28.4 million (2013: £26.4 million) as shown in the directors’ remuneration table and related footnotes in the directors’ remuneration report. Further information on directors’ remuneration is given in the directors’ remuneration report.
B3.4 Fees payable to the auditor
2014 £m 2013 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts 2.0 2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation 6.6 6.8
Audit-related assurance services 2.9 2.8
Tax compliance services 0.7 0.8
Other assurance services 1.9 1.1
Services relating to corporate finance transactions 0.1 0.5
All other services 2.4 1.2
Total fees paid to the auditor 16.6 15.2
In addition, there were fees incurred of £0.1 million (2013: £0.1 million) for the audit of pension schemes.
Financial statements B: Earnings performance

158 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

B: Earnings performance continued

B4: Effect of changes and other accounting features on insurance assets and liabilities

The following features are of particular relevance to the determination of the 2014 results:

a Asia insurance operations
In 2014, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £49 million (2013: £44 million) representing a number of non-recurring items, none of which are individually significant.

b US insurance operations
Amortisation of deferred acquisition costs
Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2014, there was a charge for accelerated amortisation of £13 million (2013: a credit for decelerated amortisation of £82 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other
In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax in 2013.

c UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at these dates are shown below.

	31 Dec 2014 bps			31 Dec 2013 bps		
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap rates[note (i)]	143	–	143	133	–	133
Credit risk allowance:						
Long-term expected defaults[note (ii)]	14	–	14	15	–	15
Additional provisions[note (iii)]	44	(12)	32	47	(19)	28
Total credit risk allowance	58	(12)	46	62	(19)	43
Liquidity premium	85	12	97	71	19	90

Notes
(i) Bond spread over swap rates reflect market observed data.
(ii) Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.
(iii) Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Prudential plc Annual Report 2014 159

Movement in the credit risk allowance for PRIL

The movement during 2014 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 regulatory basis bps	IFRS bps
	Total	Total
Total allowance for credit risk at 31 December 2013	62	43
Credit rating changes	1	1
Asset trading	(1)	(1)
Other effects (including for new business)	(4)	3
Total allowance for credit risk at 31 December 2014	58	46

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2013: 47 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2013: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2014 for the UK shareholder annuity fund were as follows:

	Pillar 1 regulatory basis £bn	IFRS £bn
	Total	Total
PRIL	2.0	1.6
PAC non-profit sub-fund	0.2	0.1
Total 31 December 2014	2.2	1.7
Total 31 December 2013	1.9	1.3

Other assumption changes

For the shareholder-backed business, the net effect of other assumption changes and modelling adjustments was a credit of £28 million (2013: a credit of £20 million).

B5: Tax charge

a Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(579)	1	(578)	(300)
Overseas tax	(529)	169	(360)	(436)
Total tax (charge) credit	(1,108)	170	(938)	(736)

The total tax charge comprises:

	2014 £m	2013 £m
Current tax expense:		
Corporation tax	(1,102)	(414)
Adjustments in respect of prior years	(6)	15
Total current tax	(1,108)	(399)
Deferred tax arising from:		
Origination and reversal of temporary differences	163	(392)
Impact of changes in local statutory tax rates	1	55
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	6	–
Total deferred tax credit (charge)	170	(337)
Total tax charge	(938)	(736)

Financial statements
B: Earnings performance

160 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

B: Earnings performance continued

B5: Tax charge continued

The current tax charge of £1,108 million includes £37 million (2013: £18 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2014 £m			2013* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax charge to policyholders' returns	(449)	(91)	(540)	(447)
Tax charge attributable to shareholders	(659)	261	(398)	(289)
Total tax (charge) credit	(1,108)	170	(938)	(736)

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in current tax in the with-profits life fund in the UK insurance operations. The main elements of the deferred tax credit shown in the table below are a credit of £309 million on short-term temporary differences reflecting future tax relief arising from increases in policy reserves in the US insurance operations and a charge of £127 million on unrealised gains and losses on investments reflecting an increase in unrealised gains on investments in the UK and Asia insurance operations.

The total deferred tax credit (charge) arises as follows:

	2014 £m	2013 £m
Unrealised gains and losses on investments	(127)	69
Balances relating to investment and insurance contracts	(43)	(44)
Short-term temporary differences	309	(314)
Capital allowances	(4)	(7)
Unused tax losses	35	(41)
Deferred tax credit (charge)	170	(337)

In 2014, a deferred tax charge of £295 million (2013: credit of £580 million) has been taken through other comprehensive income.

b Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2014 £m			2013 £m		
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
Profit before tax	2,614	540	3,154	1,635	447	2,082
Taxation charge:						
Expected tax rate	23%	100%	36%	26%	100%	42%
Expected tax charge	(594)	(540)	(1,134)	(429)	(447)	(876)
Variance from expected tax charge	196	–	196	140	–	140
Actual tax charge	(398)	(540)	(938)	(289)	(447)	(736)
Average effective tax rate	15%	100%	30%	18%	100%	35%

* For the column entitled 'Attributable to policyholders', the profit before tax represents income before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

Prudential plc Annual Report 2014 161

Reconciliation of tax charge on profit attributable to shareholders

	2014 £m (except for tax rates)				
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	1,050	1,431	776	(71)	3,186
Non-operating profit (loss)	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	(184)	2,614
Expected tax rate:*	22%	35%	21%	22%	23%
Tax charge (credit) at the expected tax rate	268	90	277	(41)	594
Effects of:					
Adjustment to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	–	–	(26)	(19)
Income not taxable or taxable at concessionary rates	(17)	(82)	–	(2)	(101)
Deductions not allowable for tax purposes	13	–	7	9	29
Effect of different basis of tax in local jurisdiction	(44)	–	–	–	(44)
Impact of changes in local statutory tax rates	(1)	–	2	–	1
Deferred tax adjustments	(8)	–	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	–	(8)	(10)	(58)
Irrecoverable withholding taxes	–	–	–	27	27
Other	(4)	1	(3)	8	2
Total actual tax charge (credit)	172	8	271	(53)	398
Analysed into:					
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	171	419	168	(34)	724
Tax charge (credit) on non-operating profit (loss)	1	(411)	103	(19)	(326)
Actual tax rate:					
Operating profit based on longer-term investment returns	16%	29%	22%	48%	23%
Total profit	14%	3%	21%	29%	15%

* The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations, the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

Financial statements
B: Earnings performance

162 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

B: Earnings performance continued

B5: Tax charge continued

	2013 £m (except for tax rates)				
	Asia insurance operations†	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate:*	21%	35%	23%	23%	26%
Tax charge (credit) at the expected tax rate	144	194	103	(12)	429
Effects of:					
Adjustment to tax charge in relation to prior years	(3)	–	4	(7)	(6)
Movements in provisions for open tax matters	5	–	–	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	–	(10)	(143)
Deductions not allowable for tax purposes	61	–	–	5	66
Impact of changes in local statutory tax rates	(9)	–	(51)	5	(55)
Deferred tax adjustments	(4)	–	–	(8)	(12)
Effect of results of joint ventures and associates	(10)	–	–	(8)	(18)
Irrecoverable withholding taxes	–	–	–	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:					
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:					
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%

* The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations, the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

† The expected and actual tax rates as shown includes the impact of the held for sale Japan life business. For 2014, the tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan life business are the same. For 2013, the tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan life business, are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:		
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

Prudential plc Annual Report 2014 163

B6: Earnings per share

		2014				
	Note	Before tax note B1.1 £m	Tax note B5 £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect	D1	86	–	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch	D2	(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

		2013				
	Note	Before tax note B1.1 £m	Tax note B5 £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments	D1	(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan life business		(102)	–	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan life business are included separately within the supplementary analysis of profit as shown above.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2014 millions	2013 millions
Weighted average number of shares for calculation of:		
Basic earnings per share	2,549	2,548
Shares under option at end of year	9	10
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,552	2,552

Financial statements
B: Earnings performance

164 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
B: Earnings performance continued
B7: Dividends
2014 2013
Pence Pence
per share £m per share £m
Dividends relating to reporting year:
Interim dividend 11.19p 287 9.73p 249
Final dividend 25.74p 658 23.84p 610
Total 36.93p 945 33.57p 859
Dividends declared and paid in reporting year:
Current year interim dividend 11.19p 285 9.73p 249
Final dividend for prior year 23.84p 610 20.79p 532
Total 35.03p 895 30.52p 781
Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2013 of 23.84 pence per ordinary share was paid to eligible shareholders on 22 May 2014 and the 2014 interim dividend of 11.19 pence per ordinary share was paid to eligible shareholders on 25 September 2014.
The 2014 final dividend of 25.74 pence per ordinary share will be paid on 21 May 2015 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 27 March 2015 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 29 May 2015. The final dividend will be paid on or about 28 May 2015 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 March 2015. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.
Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

Prudential plc Annual Report 2014 165

C: Balance sheet notes

C1: Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1 Group statement of financial position – analysis by segment a Position as at 31 December 2014

		2014 £m							
		Insurance operations							
By operating segment	Note	**Asia** C2.1	**US** C2.2	**UK** C2.3	**Total insurance operations**	**Asset management operations** C2.4	**Unallocated to a segment (central operations)**	**Elimination of intra-group debtors and creditors**	**31 Dec Group Total**
Assets note (i)									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	233	–	–	233	1,230	–	–	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,911	5,197	86	7,194	21	46	–	7,261
Total		2,144	5,197	86	7,427	1,251	46	–	8,724
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	–	–	186	186	–	–	–	186
Deferred acquisition costs and other intangible assets	C5.2(b)	54	–	7	61	–	–	–	61
Total		54	–	193	247	–	–	–	247
Total		2,198	5,197	279	7,674	1,251	46	–	8,971
Deferred tax assets	C8	84	2,343	132	2,559	141	65	–	2,765
Other non-investment and non-cash assets note (ii)		3,111	6,617	6,826	16,554	1,464	5,058	(10,295)	12,781
Investments of long-term business and other operations:									
Investment properties		–	28	12,736	12,764	–	–	–	12,764
Investments in joint ventures and associates accounted for using the equity method	D6	374	–	536	910	107	–	–	1,017
Financial investments:									
Loans	C3.4	1,014	6,719	4,254	11,987	854	–	–	12,841
Equity securities and portfolio holdings in unit trusts		19,200	82,081	43,468	144,749	79	34	–	144,862
Debt securities	C3.3	23,629	32,980	86,349	142,958	2,293	–	–	145,251
Other investments		48	1,670	5,782	7,500	121	2	–	7,623
Deposits		769	–	12,253	13,022	74	–	–	13,096
Total investments		45,034	123,478	165,378	333,890	3,528	36	–	337,454
Assets held for sale	D1(b)	819	–	5	824	–	–	–	824
Cash and cash equivalents note (iii)		1,684	904	2,457	5,045	1,044	320	–	6,409
Total assets	C3.1	52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

Financial statements
C: Balance sheet notes

166 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

		2014 £m							
		Insurance operations							
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	31 Dec Group Total
Equity and liabilities									
Equity									
Shareholders' equity		3,548	4,067	3,804	11,419	2,077	(1,685)	–	11,811
Non-controlling interests		1	–	–	1	–	–	–	1
Total equity		3,549	4,067	3,804	11,420	2,077	(1,685)	–	11,812
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities		39,670	124,076	87,655	251,401	–	–	(1,363)	250,038
Investment contract liabilities with discretionary participation features		218	–	39,059	39,277	–	–	–	39,277
Investment contract liabilities without discretionary participation features		180	2,670	17,374	20,224	–	–	–	20,224
Unallocated surplus of with-profits funds		2,102	–	10,348	12,450	–	–	–	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	42,170	126,746	154,436	323,352	–	–	(1,363)	321,989
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	–	3,320	–	3,320
Other		–	160	–	160	275	549	–	984
Total	C6.1	–	160	–	160	275	3,869	–	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2	–	179	74	253	6	2,004	–	2,263
Borrowings attributable to with-profits operations	C6.2	–	–	1,093	1,093	–	–	–	1,093
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements		–	1,156	1,191	2,347	–	–	–	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,161	22	5,174	7,357	–	–	–	7,357
Deferred tax liabilities	C8.1	719	2,308	1,228	4,255	22	14	–	4,291
Current tax liabilities	C8.2	65	1	414	480	66	71	–	617
Accruals and deferred income		123	–	441	564	328	55	–	947
Other creditors		2,434	776	5,159	8,369	4,054	771	(8,932)	4,262
Provisions	C12	110	5	202	317	335	72	–	724
Derivative liabilities	C3.5(b)	143	251	1,381	1,775	233	315	–	2,323
Other liabilities[note (iv)]		686	2,868	480	4,034	32	39	–	4,105
Total		6,441	7,387	15,670	29,498	5,070	1,337	(8,932)	26,973
Liabilities held for sale	D1(b)	770	–	–	770	–	–	–	770
Total liabilities	C3.1	49,381	134,472	171,273	355,126	5,351	7,210	(10,295)	357,392
Total equity and liabilities		52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

Prudential plc Annual Report 2014 167

b Position as at 31 December 2013

By operating segment	Note	Insurance operations: Asia C2.1	Insurance operations: US C2.2	Insurance operations: UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	31 Dec Group Total
		2013 £m							
Assets[note (i)]									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	231	–	–	231	1,230	–	–	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,026	4,140	90	5,256	20	19	–	5,295
Total		1,257	4,140	90	5,487	1,250	19	–	6,756
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	–	–	177	177	–	–	–	177
Deferred acquisition costs and other intangible assets	C5.2(b)	66	–	6	72	–	–	–	72
Total		66	–	183	249	–	–	–	249
Total		1,323	4,140	273	5,736	1,250	19	–	7,005
Deferred tax assets	C8	55	2,042	142	2,239	119	54	–	2,412
Other non-investment and non-cash assets[note (ii)]		1,073	6,710	5,808	13,591	1,356	4,500	(7,090)	12,357
Investments of long-term business and other operations:									
Investment properties		1	28	11,448	11,477	–	–	–	11,477
Investments in joint ventures and associates accounted for using the equity method	D6	268	–	449	717	92	–	–	809
Financial investments:									
Loans	C3.4	922	6,375	4,173	11,470	1,096	–	–	12,566
Equity securities and portfolio holdings in unit trusts		14,383	66,008	39,745	120,136	65	21	–	120,222
Debt securities	C3.3	18,554	30,292	82,014	130,860	2,045	–	–	132,905
Other investments		41	1,557	4,603	6,201	61	3	–	6,265
Deposits		896	–	11,252	12,148	65	–	–	12,213
Total investments		35,065	104,260	153,684	293,009	3,424	24	–	296,457
Assets held for sale	D1	916	–	–	916	–	–	–	916
Cash and cash equivalents[note (iii)]		1,522	604	2,586	4,712	1,562	511	–	6,785
Total assets	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

Financial statements
C: Balance sheet notes

168 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

By operating segment	Note	2013 £m							
		Insurance operations							
		Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	31 Dec Group Total
Equity and liabilities									
Equity									
Shareholders' equity		2,795	3,446	2,998	9,239	1,991	(1,580)	–	9,650
Non-controlling interests		1	–	–	1	–	–	–	1
Total equity		2,796	3,446	2,998	9,240	1,991	(1,580)	–	9,651
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities		31,540	104,971	81,674	218,185	–	–	–	218,185
Investment contract liabilities with discretionary participation features		240	–	35,352	35,592	–	–	–	35,592
Investment contract liabilities without discretionary participation features		130	2,440	17,606	20,176	–	–	–	20,176
Unallocated surplus of with-profits funds		77	–	11,984	12,061	–	–	–	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,987	107,411	146,616	286,014	–	–	–	286,014
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	–	3,662	–	3,662
Other		–	150	–	150	275	549	–	974
Total	C6.1	–	150	–	150	275	4,211	–	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	–	142	74	216	3	1,933	–	2,152
Borrowings attributable to with-profits operations	C6.2	–	–	895	895	–	–	–	895
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements		–	794	1,280	2,074	–	–	–	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,038	26	4,214	5,278	–	–	–	5,278
Deferred tax liabilities	C8.1	594	1,948	1,213	3,755	14	9	–	3,778
Current tax liabilities	C8.2	45	–	181	226	8	161	–	395
Accruals and deferred income		106	–	383	489	302	33	–	824
Other creditors		1,797	666	3,240	5,703	4,684	10	(7,090)	3,307
Provisions	C12	85	11	166	262	298	75	–	635
Derivative liabilities	C3.5(b)	58	515	804	1,377	112	200	–	1,689
Other liabilities[note (iv)]		580	2,647	429	3,656	24	56	–	3,736
Total		4,303	6,607	11,910	22,820	5,442	544	(7,090)	21,716
Liabilities held for sale	D1(b)	868	–	–	868	–	–	–	868
Total liabilities		37,158	114,310	159,495	310,963	5,720	6,688	(7,090)	316,281
Total equity and liabilities	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

Prudential plc Annual Report 2014 169
Notes
(i) The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within ‘other non-investment and non-cash assets’. Items defined as financial instruments or related to insurance contracts are excluded. The Group’s total non-current assets at 31 December comprise:
UK including insurance operations, M&G and central operations 2,138 2,090
US 203 157
Asia* 1,618 827
Total 3,959 3,074
* No individual country in Asia held non-current assets at the end of the year which exceeded 10 per cent of the Group total.
(ii) Included within other non-investment and non-cash assets are accrued investment income of £2,667 million (2013: £2,609 million) and other debtors of £1,852 million (2013: £1,746 million).
Accrued investment income and other debtors
Interest receivable 1,932 1,951 Other 735 658 Total accrued investment income 2,667 2,609 Other debtors comprise: Amounts due from Policyholders 335 303 Intermediaries 20 26 Reinsurers 61 16 Other 1,436 1,401 Total other debtors 1,852 1,746
Total accrued investment income and other debtors 4,519 4,355
Of the other £4,519 million (2013: £4,355 million) of accrued investment income and other debtors, £381 million (2013: £350 million) is expected to be settled after one year or more.
(iii) Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition. The component breakdown is as follows:
2014 £m 2013 £m
Cash 5,166 5,605
Cash equivalents 1,243 1,180
Total cash and cash equivalents 6,409 6,785
Of the total cash and cash equivalents, £304 million (31 December 2013: £511 million) is held centrally and considered to be available for general use by the Group. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.
(iv) Other liabilities comprise:
2014 £m 2013 £m
Creditors arising from direct insurance and reinsurance operations 1,431 1,159 Interest payable 59 56 Other items* 2,615 2,521
Total 4,105 3,736
Of the £2,615 million (2013: £2,521 million) other items as at 31 December 2014, £2,201 million (2013: £2,051 million) related to liabilities for funds withheld under reinsurance arrangement of the REALIC business.
Financial statements C: Balance sheet notes

170 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

C1.2 Group statement of financial position – analysis by business type

		2014 £m							2013 £m
		Policyholder	Shareholder-backed business						
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	31 Dec Group Total	31 Dec Group Total
Assets									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	–	–	233	1,230	–	–	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	–	–	7,194	21	46	–	7,261	5,295
Total		–	–	7,427	1,251	46	–	8,724	6,756
Intangible assets attributable to with-profits funds:									
In respect of acquired subsidiaries for venture fund and other investment purposes		186	–	–	–	–	–	186	177
Deferred acquisition costs and other intangible assets		61	–	–	–	–	–	61	72
Total		247	–	–	–	–	–	247	249
Total		247	–	7,427	1,251	46	–	8,971	7,005
Deferred tax assets	C8	71	–	2,488	141	65	–	2,765	2,412
Other non-investment and non-cash assets		2,943	635	10,135	1,464	5,058	(7,454)	12,781	12,357
Investments of long-term business and other operations:									
Investment properties		10,371	694	1,699	–	–	–	12,764	11,477
Investments in joint ventures and associates accounted for using the equity method		536	–	374	107	–	–	1,017	809
Financial investments:									
Loans	C3.4	3,209	–	8,778	854	–	–	12,841	12,566
Equity securities and portfolio holdings in unit trusts		34,662	108,749	1,338	79	34	–	144,862	120,222
Debt securities	C3.3	59,573	10,895	72,490	2,293	–	–	145,251	132,905
Other investments		5,345	33	2,122	121	2	–	7,623	6,265
Deposits		10,444	938	1,640	74	–	–	13,096	12,213
Total investments		124,140	121,309	88,441	3,528	36	–	337,454	296,457
Assets held for sale	D1(b)	–	286	538	–	–	–	824	916
Cash and cash equivalents		1,967	863	2,215	1,044	320	–	6,409	6,785
Total assets		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

Prudential plc Annual Report 2014 171

	Note	2014 £m Policyholder Participating funds	Shareholder-backed business Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	31 Dec Group Total	2013 £m 31 Dec Group Total
Equity and liabilities									
Equity									
Shareholders' equity		–	–	11,419	2,077	(1,685)	–	11,811	9,650
Non-controlling interests		–	–	1	–	–	–	1	1
Total equity		–	–	11,420	2,077	(1,685)	–	11,812	9,651
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		105,589	118,915	85,035	–	–	–	309,539	273,953
Unallocated surplus of with-profits funds		12,450	–	–	–	–	–	12,450	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	118,039	118,915	85,035	–	–	–	321,989	286,014
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	3,320	–	3,320	3,662
Other		–	–	160	275	549	–	984	974
Total	C6.1	–	–	160	275	3,869	–	4,304	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	–	4	249	6	2,004	–	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	–	–	–	–	–	1,093	895
Deferred tax liabilities	C8	1,307	38	2,910	22	14	–	4,291	3,778
Other non-insurance liabilities		8,929	3,855	10,981	5,048	1,323	(7,454)	22,682	17,938
Liabilities held for sale	D1(b)	–	281	489	–	–	–	770	868
Total liabilities		129,368	123,093	99,824	5,351	7,210	(7,454)	357,392	316,281
Total equity and liabilities		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

Financial statements
C: Balance sheet notes

172 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C2: Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1 Asia insurance operations

	2014 £m				2013 £m
	With-profits business note (i)	Unit-linked assets and liabilities	Other business	31 Dec Total	31 Dec Total
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	233	233	231
Deferred acquisition costs and other intangible assets	–	–	1,911	1,911	1,026
Total	–	–	2,144	2,144	1,257
Intangible assets attributable to with-profits funds:					
Deferred acquisition costs and other intangible assets	54	–	–	54	66
Deferred tax assets	–	–	84	84	55
Other non-investment and non-cash assets	1,943	168	1,000	3,111	1,073
Investments of long-term business and other operations:					
Investment properties	–	–	–	–	1
Investments in joint ventures and associates accounted for using the equity method	–	–	374	374	268
Financial investments:					
Loans[C3.4]	544	–	470	1,014	922
Equity securities and portfolio holdings in unit trusts	6,974	11,294	932	19,200	14,383
Debt securities[C3.3]	12,927	2,847	7,855	23,629	18,554
Other investments	18	20	10	48	41
Deposits	190	243	336	769	896
Total investments	20,653	14,404	9,977	45,034	35,065
Assets held for sale	–	281	538	819	916
Cash and cash equivalents	547	329	808	1,684	1,522
Total assets	23,197	15,182	14,551	52,930	39,954
Equity and liabilities					
Equity					
Shareholders' equity	–	–	3,548	3,548	2,795
Non-controlling interests	–	–	1	1	1
Total equity	–	–	3,549	3,549	2,796
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	17,873	13,874	8,321	40,068	31,910
Unallocated surplus of with-profits funds[note (ii)]	2,102	–	–	2,102	77
Total[C4.1(b)]	19,975	13,874	8,321	42,170	31,987
Deferred tax liabilities	458	38	223	719	594
Other non-insurance liabilities	2,764	989	1,969	5,722	3,709
Liabilities held for sale	–	281	489	770	868
Total liabilities	23,197	15,182	11,002	49,381	37,158
Total equity and liabilities	23,197	15,182	14,551	52,930	39,954

Notes

(i) The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii) On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance segment. Up until 31 December 2013, for the purpose of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

Prudential plc Annual Report 2014 173

C2.2 US insurance operations

	2014 £m			2013 £m
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	31 Dec Total	31 Dec Total
Assets				
Intangible assets attributable to shareholders:				
Deferred acquisition costs and other intangibles	–	5,197	5,197	4,140
Total	–	5,197	5,197	4,140
Deferred tax assets	–	2,343	2,343	2,042
Other non-investment and non-cash assets[note (iv)]	–	6,617	6,617	6,710
Investment properties	–	28	28	28
Financial investments:				
Loans[C3.4]	–	6,719	6,719	6,375
Equity securities and portfolio holdings in unit trusts[note (iii)]	81,741	340	82,081	66,008
Debt securities[C3.3]	–	32,980	32,980	30,292
Other investments[note (ii)]	–	1,670	1,670	1,557
Total investments	81,741	41,737	123,478	104,260
Cash and cash equivalents	–	904	904	604
Total assets	81,741	56,798	138,539	117,756
Equity and liabilities				
Equity				
Shareholders' equity[note (vi)]	–	4,067	4,067	3,446
Total equity	–	4,067	4,067	3,446
Liabilities				
Policyholder liabilities:				
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)[note (v)]	81,741	45,005	126,746	107,411
Total[C4.1(c)]	81,741	45,005	126,746	107,411
Core structural borrowings of shareholder-financed operations	–	160	160	150
Operational borrowings attributable to shareholder-financed operations	–	179	179	142
Deferred tax liabilities	–	2,308	2,308	1,948
Other non-insurance liabilities[note (v)]	–	5,079	5,079	4,659
Total liabilities	81,741	52,731	134,472	114,310
Total equity and liabilities	81,741	56,798	138,539	117,756

Notes

(i) These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg, in respect of guarantees are shown within other business.

(ii) Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	916	766
Partnerships in investment pools and other†	754	791
	1,670	1,557

* After taking account of the derivative liabilities of £251 million (2013: £515 million), which are also included in other non-insurance liabilities, the derivative position for US operations is a net asset of £665 million (2013: £251 million).

† Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 164 (2013: 166) other partnerships by independent money managers that generally invest in various equities and fixed-income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.

(iv) Included within other non-investment and non-cash assets of £6,617 million (2013: £6,710 million) were balances of £5,979 million (2013: £6,065 million) for reinsurers' share of insurance contract liabilities. Of the £5,979 million as at 31 December 2014, £5,174 million related to the reinsurance ceded by the REALIC business (2013: £5,410 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2014, the funds withheld liability of £2,201 million (2013: £2,051 million) was recorded within other non-insurance liabilities.

(v) In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £844 million (2013: £485 million) and are included in other non-insurance liabilities in the statement of financial position above.

Financial statements
C: Balance sheet notes

174 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C2: Analysis of segment position by business type continued
(vi) Changes in shareholders’ equity:
2014 £m 2013 £m
Operating profit based on longer-term investment returnsB1.1 1,431 1,243
Short-term fluctuations in investment returnsB1.2 (1,103) (625)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC (71) (65)
Profit before shareholder tax 257 553
TaxB5 (8) (101)
Profit for the year 249 452
2014 £m 2013 £m
Profit for the year (as above) 249 452
Items recognised in other comprehensive income:
Exchange movements 235 (32)
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding gains (losses) arising during the year 1,039 (2,025)
Deduct net gains included in the income statement (83) (64)
Total unrealised valuation movements 956 (2,089)
Related amortisation of deferred acquisition costsC5.1(b) (87) 498
Related tax (304) 557
Total other comprehensive income (loss) 800 (1,066)
Total comprehensive income (loss) for the year 1,049 (614)
Dividends, interest payments to central companies and other movements (428) (283)
Net increase (decrease) in equity 621 (897)
Shareholders’ equity at beginning of year 3,446 4,343
Shareholders’ equity at end of year 4,067 3,446

Prudential plc Annual Report 2014 175

C2.3 UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £103 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

By operating segment	2014 £m						2013 £m
			Other funds and subsidiaries				
	Scottish Amicable Insurance Fund note (ii)	PAC with-profits sub-fund note (i)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Assets							
Intangible assets attributable to shareholders:							
Deferred acquisition costs and other intangible assets	–	–	–	86	86	86	90
Total	–	–	–	86	86	86	90
Intangible assets attributable to with-profits funds:							
In respect of acquired subsidiaries for venture fund and other investment purposes	–	186	–	–	–	186	177
Deferred acquisition costs	–	7	–	–	–	7	6
Total	–	193	–	–	–	193	183
Total	–	193	–	86	86	279	273
Deferred tax assets	–	71	–	61	61	132	142
Other non-investment and non-cash assets	208	3,633	467	2,518	2,985	6,826	5,808
Investments of long-term business and other operations:							
Investment properties	390	9,981	694	1,671	2,365	12,736	11,448
Investments in joint ventures and associates accounted for using the equity method	–	536	–	–	–	536	449
Financial investments:							
Loans[C3.4]	66	2,599	–	1,589	1,589	4,254	4,173
Equity securities and portfolio holdings in unit trusts	2,508	25,180	15,714	66	15,780	43,468	39,745
Debt securities[C3.3]	2,709	43,937	8,048	31,655	39,703	86,349	82,014
Other investments[note (iii)]	283	5,044	13	442	455	5,782	4,603
Deposits	728	9,526	695	1,304	1,999	12,253	11,252
Total investments	6,684	96,803	25,164	36,727	61,891	165,378	153,684
Properties held for sale	–	–	5	–	5	5	–
Cash and cash equivalents	84	1,336	534	503	1,037	2,457	2,586
Total assets	6,976	102,036	26,170	39,895	66,065	175,077	162,493

Financial statements
C: Balance sheet notes

176 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C2: Analysis of segment position by business type continued

	2014 £m						2013 £m
			Other funds and subsidiaries				
	Scottish Amicable Insurance Fund note (ii)	PAC with-profits sub-fund note (i)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Equity							
Shareholders' equity	–	–	–	3,804	3,804	3,804	2,998
Total equity	–	–	–	3,804	3,804	3,804	2,998
Liabilities							
Policyholder liabilities and unallocated surplus of with-profits funds:							
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	6,690	82,389	23,300	31,709	55,009	144,088	134,632
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[C4.1(d)]	–	10,348	–	–	–	10,348	11,984
Total	6,690	92,737	23,300	31,709	55,009	154,436	146,616
Operational borrowings attributable to shareholder-financed operations	–	–	4	70	74	74	74
Borrowings attributable to with-profits funds	11	1,082	–	–	–	1,093	895
Deferred tax liabilities	45	804	–	379	379	1,228	1,213
Other non-insurance liabilities	230	7,413	2,866	3,933	6,799	14,442	10,697
Total liabilities	6,976	102,036	26,170	36,091	62,261	171,273	159,495
Total equity and liabilities	6,976	102,036	26,170	39,895	66,065	175,077	162,493

Notes

(i) The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.7 billion (2013: £12.2 billion) of non-profits annuities liabilities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.8 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii) The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iii) Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	2,344	1,472
Partnerships in investment pools and other†	3,438	3,131
	5,782	4,603

* After including derivative liabilities of £1,381 million (2013: £804 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £963 million (2013: £668 million).

† Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

Prudential plc Annual Report 2014 177

C2.4 Asset management operations

	2014 £m				2013 £m
	M&G note (i)	US	Eastspring Investments	31 Dec Total	31 Dec Total
Assets					
Intangible assets:					
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	18	2	1	21	20
Total	1,171	18	62	1,251	1,250
Other non-investment and non-cash assets	1,308	228	69	1,605	1,475
Investments in joint ventures and associates accounted for using the equity method	35	–	72	107	92
Financial investments:					
Loans[C3.4]	854	–	–	854	1,096
Equity securities and portfolio holdings in unit trusts	61	–	18	79	65
Debt securities[C3.3]	2,293	–	–	2,293	2,045
Other investments	109	12	–	121	61
Deposits	–	40	34	74	65
Total investments	3,352	52	124	3,528	3,424
Cash and cash equivalents	857	76	111	1,044	1,562
Total assets	6,688	374	366	7,428	7,711
Equity and liabilities					
Equity					
Shareholders' equity	1,646	157	274	2,077	1,991
Total equity	1,646	157	274	2,077	1,991
Liabilities					
Core structural borrowing of shareholder-financed operations	275	–	–	275	275
Operational borrowings attributable to shareholder-financed operations	6	–	–	6	–
Intra-group debt represented by operational borrowings at Group level[note (ii)]	2,004	–	–	2,004	1,933
Other non-insurance liabilities[note (iii)]	2,757	217	92	3,066	3,512
Total liabilities	5,042	217	92	5,351	5,720
Total equity and liabilities	6,688	374	366	7,428	7,711

Notes

(i) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.

(ii) Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2014 £m	2013 £m
Commercial paper	1,704	1,634
Medium Term Notes	300	299
Total intra-group debt represented by operational borrowings at Group level	2,004	1,933

(iii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

Financial statements
C: Balance sheet notes

178 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement

C3.1 Group assets and liabilities – Classification

The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair Value Measurement'. The basis applied is summarised below:

	2014 £m				
	At fair value		Cost/ amortised cost/IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Intangible assets attributable to shareholders:					
Goodwill	–	–	1,463	1,463	
Deferred acquisition costs and other intangible assets	–	–	7,261	7,261	
Total	–	–	8,724	8,724	
Intangible assets attributable to with-profits funds:					
In respect of acquired subsidiaries for venture fund and other investment purposes	–	–	186	186	
Deferred acquisition costs and other intangible assets	–	–	61	61	
Total	–	–	247	247	
Total intangible assets	–	–	8,971	8,971	
Other non-investment and non-cash assets:					
Property, plant and equipment	–	–	978	978	
Reinsurers' share of insurance contract liabilities	–	–	7,167	7,167	
Deferred tax assets	–	–	2,765	2,765	
Current tax recoverable	–	–	117	117	
Accrued investment income	–	–	2,667	2,667	2,667
Other debtors	–	–	1,852	1,852	1,852
Total	–	–	15,546	15,546	
Investments of long-term business and other operations: note (ii)					
Investment properties	12,764	–	–	12,764	12,764
Investments accounted for using the equity method	–	–	1,017	1,017	
Loans note (iv)	2,291	–	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	144,862	–	–	144,862	144,862
Debt securities note (v)	112,354	32,897	–	145,251	145,251
Other investments note (vi)	7,623	–	–	7,623	7,623
Deposits	–	–	13,096	13,096	13,096
Total investments	279,894	32,897	24,663	337,454	
Assets held for sale note (vii)	824	–	–	824	824
Cash and cash equivalents	–	–	6,409	6,409	6,409
Total assets	280,718	32,897	55,589	369,204

Prudential plc Annual Report 2014 179

	2014 £m				
	At fair value		Cost/ amortised cost/IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	–	–	250,038	250,038	
Investment contract liabilities with discretionary participation features note (iii)	–	–	39,277	39,277	
Investment contract liabilities without discretionary participation features	17,554	–	2,670	20,224	20,211
Unallocated surplus of with-profits funds	–	–	12,450	12,450	
Total	17,554	–	304,435	321,989	
Core structural borrowings of shareholder-financed operations	–	–	4,304	4,304	4,925
Other borrowings:					
Operational borrowings attributable to shareholder-financed operations	–	–	2,263	2,263	2,263
Borrowings attributable to with-profits operations	–	–	1,093	1,093	1,108
Other non-insurance liabilities:					
Obligations under funding, securities lending and sale and repurchase agreements	–	–	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	–	–	7,357	7,357
Deferred tax liabilities	–	–	4,291	4,291	
Current tax liabilities	–	–	617	617	
Accruals and deferred income	–	–	947	947	
Other creditors	327	–	3,935	4,262	4,262
Provisions	–	–	724	724	
Derivative liabilities	2,323	–	–	2,323	2,323
Other liabilities note (vii)	2,201	–	1,904	4,105	4,105
Total	12,208	–	14,765	26,973	
Liabilities held for sale	770	–	–	770	770
Total liabilities	30,532	–	326,860	357,392	

Financial statements
C: Balance sheet notes

180 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

	2013 £m				
	At fair value		Cost/ amortised cost/IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Intangible assets attributable to shareholders:					
Goodwill	–	–	1,461	1,461	
Deferred acquisition costs and other intangible assets	–	–	5,295	5,295	
Total	–	–	6,756	6,756	
Intangible assets attributable to with-profits funds:					
In respect of acquired subsidiaries for venture fund and other investment purposes	–	–	177	177	
Deferred acquisition costs and other intangible assets	–	–	72	72	
Total	–	–	249	249	
Total intangible assets	–	–	7,005	7,005	
Other non-investment and non-cash assets:					
Property, plant and equipment	–	–	920	920	
Reinsurers' share of insurance contract liabilities	–	–	6,838	6,838	
Deferred tax assets	–	–	2,412	2,412	
Current tax recoverable	–	–	244	244	
Accrued investment income	–	–	2,609	2,609	2,609
Other debtors	–	–	1,746	1,746	1,746
Total	–	–	14,769	14,769	
Investments of long-term business and other operations: note (ii)					
Investment properties	11,477	–	–	11,477	11,477
Investments accounted for using the equity method	–	–	809	809	
Loans note (iv)	2,137	–	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	120,222	–	–	120,222	120,222
Debt securities note (v)	102,700	30,205	–	132,905	132,905
Other investments note (vi)	6,265	–	–	6,265	6,265
Deposits	–	–	12,213	12,213	12,213
Total investments	242,801	30,205	23,451	296,457	
Assets held for sale note (vii)	916	–	–	916	916
Cash and cash equivalents	–	–	6,785	6,785	6,785
Total assets	243,717	30,205	52,010	325,932

Prudential plc Annual Report 2014 181

	2013 £m				
	At fair value		Cost/ amortised cost/IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit or loss	Available-for-sale			
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	–	–	218,185	218,185	
Investment contract liabilities with discretionary participation features note (iii)	–	–	35,592	35,592	
Investment contract liabilities without discretionary participation features	17,736	–	2,440	20,176	20,177
Unallocated surplus of with-profits funds	–	–	12,061	12,061	
Total	17,736	–	268,278	286,014	
Core structural borrowings of shareholder-financed operations	–	–	4,636	4,636	5,066
Other borrowings:					
Operational borrowings attributable to shareholder-financed operations	–	–	2,152	2,152	2,152
Borrowings attributable to with-profits operations	18	–	877	895	909
Other non-insurance liabilities:					
Obligations under funding, securities lending and sale and repurchase agreements	–	–	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	–	–	5,278	5,278
Deferred tax liabilities	–	–	3,778	3,778	
Current tax liabilities	–	–	395	395	
Accruals and deferred income	–	–	824	824	
Other creditors	263	–	3,044	3,307	3,307
Provisions	–	–	635	635	
Derivative liabilities	1,689	–	–	1,689	1,689
Other liabilities note (vi)	2,051	–	1,685	3,736	3,736
Total	9,281	–	12,435	21,716	
Liabilities held for sale	868	–	–	868	868
Total liabilities	27,903	–	288,378	316,281	

Notes

(i) Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii) Realised gains and losses on the Group's investments for 2014 recognised in the income statement amounted to a net gain of £2.9 billion (2013: £2.5 billion).

(iii) The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

(iv) Loans and receivables are reported net of allowance for loan losses of £21 million (2013: £62 million).

(v) As at 31 December 2014, £477 million (2013: £495 million) of convertible bonds were included in debt securities and £1,148 million (2013: £1,078 million) were included in borrowings.

(vi) See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(vii) Assets and liabilities held for sale are valued at fair value less costs to sell.

Financial statements
C: Balance sheet notes

182 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C3: Assets and liabilities – Classification and Measurement continued C3.2 Group assets and liabilities – Measurement
The section provides detail of the designation and valuation of the Group’s financial assets and liabilities shown under following categories:
a Determination of fair value
The fair values of the assets and liabilities of the Group as shown in this note have been determined on the following bases.
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.
The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.
The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.
The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.
b Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Prudential plc Annual Report 2014 183

Financial instruments at fair value

	31 Dec 2014 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	–	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	–	33
Derivative liabilities	(10)	(12)	–	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed				
Loans	–	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	–	1,469	776	2,245
Derivative liabilities	–	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans*	–	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	–	(17,554)	–	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	–	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%

* Loans in the above table are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million has been classified as level 1 and £30 million as level 2.

Financial statements
C: Balance sheet notes

184 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

	31 Dec 2013 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	–	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	–	36
Derivative liabilities	(1)	(3)	–	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed				
Loans	–	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	–	1,111	809	1,920
Derivative liabilities	–	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans*	–	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	–	(17,736)	–	(17,736)
Borrowings attributable to the with-profits funds held at fair value	–	(18)	–	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	–	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%

* Loans in the above table are those classified as fair value through profit or loss in note C3.1.

Prudential plc Annual Report 2014 185

Investment properties at fair value

	£m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable inputs	
2014	–	–	12,764	12,764
2013	–	–	11,477	11,477

Assets and liabilities at amortised cost for which fair value is disclosed

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position but for which fair value is disclosed in the financial statements. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	31 Dec 2014 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Assets				
Loans	–	4,446	6,811	11,257
Liabilities				
Investment contract liabilities without discretionary participation features	–	–	(2,657)	(2,657)
Core structural borrowings of shareholder-financed operations	–	(4,926)	–	(4,926)
Operational borrowings attributable to shareholder-financed operations	–	(2,241)	(22)	(2,263)
Borrowings attributable to the with-profits funds	–	(1,050)	(58)	(1,108)
Obligations under funding, securities lending and sale and repurchase agreements	–	(1,505)	(856)	(2,361)

	31 Dec 2013 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Assets				
Loans	–	3,778	7,080	10,858
Liabilities				
Investment contract liabilities without discretionary participation features	–	–	(2,441)	(2,441)
Core structural borrowings of shareholder-financed operations	–	(4,878)	(188)	(5,066)
Operational borrowings attributable to shareholder-financed operations	–	(2,010)	(142)	(2,152)
Borrowings attributable to the with-profits funds	–	(798)	(93)	(891)
Obligations under funding, securities lending and sale and repurchase agreements	–	(1,589)	(496)	(2,085)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities.

The fair value included for the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

Financial statements
C: Balance sheet notes

186 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C3: Assets and liabilities – Classification and Measurement continued c Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.
Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.
When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.
Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates.
Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data. Of the total level 2 debt securities of £107,731 million at 31 December 2014 (2013: £100,687 million), £10,093 million are valued internally (2013: £8,556 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.
d Fair value measurements for level 3 fair valued assets and liabilities
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2014 to that presented at 31 December 2014.

Prudential plc Annual Report 2014 187

Financial instruments at fair value

	£m										
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other comprehensive income	Purchases	Sales	Settled	Issued	Reclassification of Japan life as held for sale in 2013	Transfers into level 3	Transfers out of level 3	At 31 Dec
2014											
Loans	1,887	1	118	–	–	(175)	194	–	–	–	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	–	–	–	2	–	747
Debt securities	670	271	(7)	49	(169)	–	–	–	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	–	–	–	–	–	4,028
Derivative liabilities	(201)	(138)	–	–	–	–	–	–	–	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	–	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	–	(18)	18	123	(73)	–	–	–	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	–	–	279	(290)	–	–	–	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	–	13	(34)	3,760
2013											
Loans	1,842	4	(37)	–	–	(66)	144	–	–	–	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	26	(73)	–	–	–	84	(3)	649
Debt securities	729	60	(4)	16	(146)	(1)	–	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	80	(215)	–	81	–	52	–	3,758
Derivative liabilities	(195)	(6)	–	–	–	–	–	–	–	–	(201)
Total financial investments, net of derivative liabilities	6,279	534	(45)	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	–	2	94	(141)	–	–	–	(1,327)
Other financial liabilities	(2,021)	3	41	–	–	144	(218)	–	–	–	(2,051)
Total financial instruments at fair value	3,034	480	(5)	122	(432)	171	(134)	(28)	228	(51)	3,385

Financial statements
C: Balance sheet notes

188 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

Of the total net gains and losses in the income statement of £565 million (2013: £480 million), £344 million (2013: £415 million) relates to net unrealised gains of financial instruments still held at the end of the year, which can be analysed as follows:

	2014 £m	2013 £m
Investment properties		
Equity securities	70	46
Debt securities	149	30
Other investments	284	397
Derivative liabilities	(137)	(8)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(14)	(57)
Other financial liabilities	(8)	7
Total	344	415

Other assets at fair value – investment properties

	£m							
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses in other compre-hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec
2014	11,477	914	20	728	(370)	–	(5)	12,764
2013	10,554	441	(15)	1,110	(613)	–	–	11,477

Of the total net gains and losses in the income statement of £914 million (2013: £441 million), £851 million (2013: £410 million) relates to net unrealised gains of investment properties still held at the end of the year.

Valuation approach for level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 31 December 2014, the Group held £3,760 million (2013: £3,385 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2013: 2 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,025 million at 31 December 2014 (2013: £1,887 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,201 million at 31 December 2014 (2013: £2,051 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Prudential plc Annual Report 2014 189
Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(176) million (2013: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £3,936 million (2013: £3,549 million). Of this amount, a net asset of £11 million (2013: net liability of £(304) million) were internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2013: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability were: (a) Debt securities of £298 million (2013: £118 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b) Private equity and venture investments of £1,002 million (2013: £878 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c) Liabilities of £(1,269) million (2013: £(1,301) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d) Derivative liabilities of £(23) million (2013: £nil) which are valued internally using standard market practices but are subject to independent assessment against external counterparties’ valuations.
(e) Other sundry individual financial investments of £3 million (2013: £1 million).
Of the internally valued net asset referred to above of £11 million (2013: net liability of £(304) million):
(a) A net liability of £(133) million (2013: net liability of £(380) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b) A net asset of £144 million (2013: £76 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £14 million (2013: £8 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £13 million (2013: a decrease of £6 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2013: a decrease of £2 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.
Other assets at fair value – investment properties
The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.
e Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.
During 2014, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £618 million and transfers from level 2 to level 1 of £223 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.
In addition, in 2014, the transfers into level 3 were £13 million and the transfers out of level 3 were £34 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.
f Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.
Financial statements C: Balance sheet notes

190 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

C3.3 Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2014 provided in the notes below.

	2014 £m	2013 £m
Insurance operations:		
Asia[note(a)]	23,629	18,554
US[note(b)]	32,980	30,292
UK[note(c)]	86,349	82,014
Asset management operations[note(d)]	2,293	2,045
Total	145,251	132,905

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

a Asia insurance operations

	2014 £m				2013 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	728	48	186	962	724
S&P – AA+ to AA-	5,076	323	933	6,332	4,733
S&P – A+ to A-	1,980	367	1,575	3,922	2,896
S&P – BBB+ to BBB-	1,667	755	1,123	3,545	2,717
S&P – Other	499	251	1,089	1,839	1,433
	9,950	1,744	4,906	16,600	12,503
Moody's – Aaa	757	194	331	1,282	1,728
Moody's – Aa1 to Aa3	42	14	1,085	1,141	176
Moody's – A1 to A3	193	90	83	366	177
Moody's – Baa1 to Baa3	167	276	142	585	572
Moody's – Other	49	13	6	68	76
	1,208	587	1,647	3,442	2,729
Fitch	559	110	340	1,009	728
Other	1,210	406	962	2,578	2,594
Total debt securities	12,927	2,847	7,855	23,629	18,554

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a debt securities balance of £351 million (2013: £387 million). Of this amount, £321 million were rated as AA+ to AA- (2013: £356 million) and £30 million (2013: £29 million) were rated A+ to A-.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2014 £m	2013 £m
Government bonds	174	387
Corporate bonds*	654	491
Other	134	81
	962	959

* Rated as investment grade by local external ratings agencies.

Prudential plc Annual Report 2014 191

b US insurance operations
i Overview

	2014 £m	2013 £m
Corporate and government security and commercial loans:		
Government	3,972	3,330
Publicly traded and SEC Rule 144A securities*	20,745	18,875
Non-SEC Rule 144A securities	3,745	3,395
Total	28,462	25,600
Residential mortgage-backed securities (RMBS)	1,567	1,760
Commercial mortgage-backed securities (CMBS)	2,343	2,339
Other debt securities	608	593
Total US debt securities†	32,980	30,292

* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
† Debt securities for US operations included in the statement of financial position comprise:

	2014 £m	2013 £m
Available-for-sale	32,897	30,205
Fair value through profit or loss:		
Securities held to back liabilities for funds withheld under reinsurance arrangement	83	87
	32,980	30,292

ii Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2014, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2013: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as available-for-sale. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses on available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £781 million to a net unrealised gain of £1,840 million as analysed in the table below. This increase reflects the effects of decreasing long-term interest rates.

	2014 £m			2013 £m
		Changes in unrealised appreciation†	Foreign exchange translation	
		Reflected as part of movement in other comprehensive income		
Assets fair valued at below book value				
Book value*	5,899			10,825
Unrealised (loss) gain	(180)	683	(14)	(849)
Fair value (as included in statement of financial position)	5,719			9,976
Assets fair valued at or above book value				
Book value*	25,158			18,599
Unrealised gain	2,020	273	117	1,630
Fair value (as included in statement of financial position)	27,178			20,229
Total				
Book value*	31,057			29,424
Net unrealised gain	1,840	956	103	781
Fair value (as included in the footnote above in the overview table and the statement of financial position)	32,897			30,205

* Book value represents cost/amortised cost of the debt securities.
† Translated at the average rate of US$1.6476: £1.00.

Financial statements
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192 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

Debt securities classified as available-for-sale in an unrealised loss position a Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2014 £m		2013 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	5,429	(124)	7,624	(310)
Between 80% and 90%	245	(37)	1,780	(331)
Below 80%:				
Residential mortgage-backed securities – sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	10	(3)	16	(6)
Other asset-backed securities	9	(6)	9	(6)
Government bonds	–	–	521	(188)
Corporates	22	(9)	22	(7)
	45	(19)	572	(208)
Total	5,719	(180)	9,976	(849)

b Unrealised losses by maturity of security

	2014 £m	2013 £m
1 year to 5 years	(5)	(5)
5 years to 10 years	(90)	(224)
More than 10 years	(54)	(558)
Mortgage-backed and other debt securities	(31)	(62)
Total	(180)	(849)

c Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2014 £m			2013 £m		
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
Less than 6 months	(18)	(46)	(64)	(2)	(52)	(54)
6 months to 1 year	(1)	(1)	(2)	(12)	(329)	(341)
1 year to 2 years	(6)	(51)	(57)	(2)	(423)	(425)
2 years to 3 years	(1)	(36)	(37)	(1)	–	(1)
More than 3 years	(7)	(13)	(20)	(13)	(15)	(28)
Total	(33)	(147)	(180)	(30)	(819)	(849)

Further, the following table shows the age analysis as at 31 December 2014, of the securities whose fair values were below 80 per cent of the book value:

	2014 £m		2013 £m	
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	17	(7)	93	(24)
3 months to 6 months	3	(1)	418	(159)
More than 6 months	25	(11)	61	(25)
	45	(19)	572	(208)

Prudential plc Annual Report 2014 193

iii Ratings

The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations.

	2014 £m	2013 £m
S&P – AAA	164	132
S&P – AA+ to AA-	6,067	5,252
S&P – A+ to A-	8,640	7,728
S&P – BBB+ to BBB-	10,308	9,762
S&P – Other	1,016	941
	26,195	23,815
Moody's – Aaa	84	65
Moody's – Aa1 to Aa3	29	13
Moody's – A1 to A3	27	65
Moody's – Baa1 to Baa3	72	70
Moody's – Other	8	10
	220	223
Implicit ratings of MBS based on NAIC* valuations (see below)		
NAIC 1	2,786	2,774
NAIC 2	85	179
NAIC 3-6	58	87
	2,929	3,040
Fitch	300	159
Other†	3,336	3,055
Total debt securities (see overview table in note (i) above)	32,980	30,292

* The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

† The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2014 £m	2013 £m
NAIC 1	1,322	1,165
NAIC 2	1,890	1,836
NAIC 3-6	124	54
	3,336	3,055

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

Financial statements
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194 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

c UK insurance operations

	2014 £m						
			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2014 Total £m	2013 Total £m
S&P – AAA	231	3,984	1,257	3,516	388	9,376	8,837
S&P – AA+ to AA-	506	5,443	1,118	3,724	458	11,249	10,690
S&P – A+ to A-	752	10,815	1,764	7,324	836	21,491	20,891
S&P – BBB+ to BBB-	585	9,212	1,898	4,332	714	16,741	17,125
S&P – Other	158	2,177	215	272	45	2,867	3,255
	2,232	31,631	6,252	19,168	2,441	61,724	60,798
Moody's – Aaa	59	1,375	200	377	52	2,063	2,333
Moody's – Aa1 to Aa3	52	2,370	1,110	3,048	549	7,129	6,420
Moody's – A1 to A3	48	970	88	1,412	168	2,686	2,077
Moody's – Baa1 to Baa3	31	807	126	363	49	1,376	1,214
Moody's – Other	6	390	14	26	–	436	140
	196	5,912	1,538	5,226	818	13,690	12,184
Fitch	15	484	97	232	20	848	611
Other	266	5,910	161	3,464	286	10,087	8,421
Total debt securities	2,709	43,937	8,048	28,090	3,565	86,349	82,014

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £10,087 million total debt securities held at 31 December 2014 (2013: £8,421 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2014 £m	2013 £m
Internal ratings or unrated:		
AAA to A-	4,917	3,691
BBB to B-	3,755	3,456
Below B- or unrated	1,415	1,274
Total	10,087	8,421

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. The non-linked shareholder-backed business of PRIL and other annuity and long-term business includes £3,750 million which are not externally rated. The internal ratings for these securities consists of £1,082 million AA+ to AA-, £1,336 million A+ to A-, £1,183 million BBB+ to BBB-, £60 million BB+ to BB- and £89 million that were rated B+ and below or unrated.

d Asset management operations

The debt securities are all held by M&G (including Prudential Capital).

	2014 £m	2013 £m
M&G		
AAA to A- by S&P or equivalent ratings	2,056	1,690
Other	237	355
Total M&G (including Prudential Capital)	2,293	2,045

Prudential plc Annual Report 2014 195

e Asset-backed securities

The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2014 is as follows:

	2014 £m	2013 £m
Shareholder-backed operations:		
Asia insurance operations[note (i)]	104	139
US insurance operations[note (ii)]	4,518	4,692
UK insurance operations (2014: 25% AAA, 42% AA)[note (iii)]	1,864	1,727
Other operations[note (iv)]	875	667
	7,361	7,225
With-profits operations:		
Asia insurance operations[note (i)]	228	200
UK insurance operations (2014: 57% AAA, 17% AA)[note (iii)]	5,126	5,765
	5,354	5,965
Total	12,715	13,190

Notes

(i) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £228 million, 99 per cent (2013: 94 per cent) are investment graded.

(ii) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2014 comprises:

	2014 £m	2013 £m
RMBS		
Sub-prime (2014: 7% AAA, 11% AA, 8% A)	235	255
Alt-A (2014: 1% AA, 4% A)	244	270
Prime including agency (2014: 76% AA, 2% A)	1,088	1,235
CMBS (2014: 50% AAA, 23% AA, 22% A)	2,343	2,339
CDO funds (2014: 21% AAA, 1% AA, 23% A), including £nil exposure to sub-prime	53	46
Other ABS (2014: 27% AAA, 17% AA, 45% A), including £72 million exposure to sub-prime	555	547
Total	4,518	4,692

(iii) UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,333 million (2013: £1,490 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv) Other operations
Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £875 million, 89 per cent (2013: 85 per cent) are graded AAA.

Financial statements
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196 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

f Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2014:

Exposure to sovereign debts

	2014 £m		2013 £m	
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	62	61	53	53
Spain	1	18	1	14
France	20	–	19	–
Germany*	388	336	413	389
Other Eurozone (principally Belgium)	5	29	5	28
Total Eurozone	476	444	491	484
United Kingdom	4,104	2,065	3,516	2,432
United States†	3,607	5,771	3,045	4,026
Other, predominantly Asia	2,787	1,714	3,124	1,525
Total	10,974	9,994	10,176	8,467

* Including bonds guaranteed by the federal government.
† The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to bank debt securities

	2014 £m							
	Senior debt			Subordinated debt				
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total sub-ordinated debt	2014 Total £m	2013 Total £m
Italy	–	31	31	–	–	–	31	30
Spain	109	11	120	–	13	13	133	135
France	20	136	156	17	76	93	249	175
Germany	17	25	42	–	69	69	111	66
Netherlands	–	13	13	75	36	111	124	152
Other Eurozone	–	42	42	–	11	11	53	74
Total Eurozone	146	258	404	92	205	297	701	632
United Kingdom	393	235	628	35	633	668	1,296	1,369
United States	–	1,905	1,905	56	523	579	2,484	2,163
Other, predominantly Asia	19	294	313	56	366	422	735	698
Total	558	2,692	3,250	239	1,727	1,966	5,216	4,862
With-profits funds								
Italy	7	60	67	–	–	–	67	82
Spain	134	52	186	–	–	–	186	149
France	7	138	145	–	61	61	206	237
Germany	104	24	128	–	–	–	128	24
Netherlands	–	195	195	–	–	–	195	215
Other Eurozone	5	19	24	–	–	–	24	16
Total Eurozone	257	488	745	–	61	61	806	723
United Kingdom	549	460	1,009	6	546	552	1,561	1,695
United States	–	1,821	1,821	116	127	243	2,064	2,214
Other, predominantly Asia	140	842	982	142	272	414	1,396	1,102
Total	946	3,611	4,557	264	1,006	1,270	5,827	5,734

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Prudential plc Annual Report 2014 197

g Group oil and gas industries debt exposure

The Group exposures held by the shareholder-backed business in debt securities issued by the oil and gas industries at 31 December 2014 are analysed as follows:

	2014 £m					
	Exploration and production	Integrated oils	Refining and marketing	Oil and gas services	Pipeline/ mid-stream	Total
AAA	–	8	–	–	–	8
AA	43	244	–	90	2	379
A	324	334	–	81	21	760
BBB	499	281	192	299	659	1,930
BB or below	73	4	15	16	212	320
Total	939	871	207	486	894	3,397

The exposure is well diversified by issuer, sub-sector and geography with 138 issuers across the five sub-sectors. The average holding is £25 million.

The exposure by business unit is as follows:

	2014 £m			
	US general account	UK (annuities fund)	Other	Total
AAA	8	–	–	8
AA	199	140	40	379
A	567	153	40	760
BBB	1,610*	161	159	1,930
BB or below	280*	31	9	320
Total	2,664	485	248	3,397

* Total exposure to the more directly impacted sub-segments of Exploration and Production and Oil and Gas services is £779 million.

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of oil and gas debt holdings of the Group's joint venture operations.

C3.4 Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

- Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2014 £m	2013 £m
Insurance operations:		
Asia note (a)	1,014	922
US note (b)	6,719	6,375
UK note (c)	4,254	4,173
Asset management operations:		
M&G note (d)	854	1,096
Total	12,841	12,566

a Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	2014 £m	2013 £m
Mortgage loans*	88	57
Policy loans*	672	611
Other loans†	254	254
Total Asia insurance operations loans	1,014	922

* The mortgage and policy loans are secured by properties and life insurance policies respectively.
† The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

Financial statements
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198 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

b US insurance operations

The loans of the Group's US insurance operations comprise:

	2014 £m			2013 £m		
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans*	–	3,847	3,847	–	3,671	3,671
Policy loans†	2,025	847	2,872	1,887	817	2,704
Total US insurance operations loans	2,025	4,694	6,719	1,887	4,488	6,375

* All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
† The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impair.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.2 million (2013: £6.5 million). The portfolio has a current estimated average loan to value of 59 per cent (2013: 61 per cent).

At 31 December 2014, Jackson had mortgage loans with a carrying value of £13 million (2013: £47 million) where the contractual terms of the agreements had been restructured.

c UK insurance operations

The loans of the Group's UK insurance operations comprise:

	2014 £m	2013 £m
SAIF and PAC WPSF		
Mortgage loans*	1,145	1,183
Policy loans	10	12
Other loans†	1,510	1,629
Total SAIF and PAC WPSF loans	2,665	2,824
Shareholder-backed operations		
Mortgage loans*	1,585	1,345
Other loans	4	4
Total loans of shareholder-backed operations	1,589	1,349
Total UK insurance operations loans	4,254	4,173

* The mortgage loans are collateralised by properties. By carrying value, 74 per cent of the £1,585 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.
† Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

d Asset management operations

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2014 £m	2013 £m
Loans and receivables internal ratings:		
AAA	101	108
AA+ to AA-	–	28
A+ to A-	161	–
BBB+ to BBB-	244	516
BB+ to BB-	49	174
B and other	299	270
Total M&G (including Prudential Capital) loans	854	1,096

Prudential plc Annual Report 2014 199

C3.5 Financial instruments – additional information

a Market risk

i Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2014 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	4,304	166	927	1,079	1,064	914	2,456	1,796	8,402
Operational borrowings attributable to shareholder-financed operations[C6.2]	2,263	2,202	65	–	–	–	–	–	2,267
Borrowings attributable to with-profits funds[C6.2]	1,093	97	717	205	25	11	63	162	1,280
Obligations under funding, securities lending and sale and repurchase agreements	2,347	2,347	–	–	–	–	–	–	2,347
Other liabilities	4,105	1,678	133	13	–	–	–	2,281	4,105
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	7,357	–	–	–	–	–	–	7,357
Other creditors	4,262	3,941	24	44	86	78	365	–	4,538
	25,731	17,788	1,866	1,341	1,175	1,003	2,884	4,239	30,296

	2013 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	4,636	166	928	1,100	823	1,196	2,542	1,721	8,476
Operational borrowings attributable to shareholder-financed operations[C6.2]	2,152	1,790	375	–	–	–	–	–	2,165
Borrowings attributable to with-profits funds[C6.2]	895	118	406	211	48	12	70	189	1,054
Obligations under funding, securities lending and sale and repurchase agreements	2,074	2,074	–	–	–	–	–	–	2,074
Other liabilities	3,736	1,526	44	58	–	–	–	2,108	3,736
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	5,278	–	–	–	–	–	–	5,278
Other creditors	3,307	3,049	24	39	79	74	386	–	3,651
	22,078	14,001	1,777	1,408	950	1,282	2,998	4,018	26,434

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m				
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2014	3,412	(2,323)	1,089	1,245	(14)	(9)	10	1,232
2013	2,329	(1,689)	640	697	(12)	(9)	18	694

Financial statements
C: Balance sheet notes

200 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

	£bn							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 year to 20 years	Over 20 years	Total undis-counted value	Total carrying value
2014	6	19	18	13	10	8	74	59
2013	5	18	17	13	10	9	72	56

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £13 billion (2013: £13 billion) which have no stated maturity but which are repayable on demand.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above an analysis of the Group's assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group's liquidity risk.

ii Market and other financial risks

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note C3.5(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.5(c) below. Note C3.4 describes the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held, £11 million (2013: £14 million) are past their due date but are not impaired. Of the total past due but not impaired, £5 million are less than one year past their due date (2013: £9 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £13 million (2013: £59 million).

In addition, during 2014 and 2013 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.5(c) below.

iii Foreign exchange risk

As at 31 December 2014, the Group held 22 per cent (2013: 20 per cent) and 9 per cent (2013: 7 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 56 per cent (2013: 58 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 47 per cent (2013: 28 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note C3.5(b) below).

The amount of exchange gain recognised in the income statement in 2014, except for those arising on financial instruments measured at fair value through profit or loss, is £89 million (2013: £284 million loss). This constitutes £1 million loss (2013: £1 million gain) on Medium Term Notes liabilities and £90 million of net gain (2013: £285 million net loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

Prudential plc Annual Report 2014 201

b Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2014 were as follows:

	2014 £m					
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	47	916	2,344	103	2	3,412
Derivative liabilities	(143)	(251)	(1,381)	(233)	(315)	(2,323)
	(96)	665	963	(130)	(313)	1,089

	2013 £m					
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	41	766	1,472	47	3	2,329
Derivative liabilities	(58)	(515)	(804)	(112)	(200)	(1,689)
	(17)	251	668	(65)	(197)	640

The derivative assets are included in 'other investments' in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

- UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching;
- US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and
- Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group had previously designated as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings. All of these hedges were terminated by January 2013.

Movements in the fair value of the hedging instruments of a net gain of £0.3 million and the hedged items of a net loss of £0.3 million were recorded in the 2013 income statement in respect of these fair value hedges.

Net investment hedges

At 31 December 2014, the Group has designated perpetual subordinated capital securities totalling US$2.8 billion (2013: US$3.55 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,789 million as at 31 December 2014 (2013: £2,133 million). The foreign exchange loss of £96 million (2013: gain of £46 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges in place.

c Derecognition, collateral and offsetting

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be received as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit.

Financial statements
C: Balance sheet notes

202 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

At 31 December 2014, the Group had lent £4,578 million (2013: £3,791 million) of securities of which £3,129 million (2013: £2,910 million) was lent by the PAC with-profits fund and held cash and securities collateral under such agreements of £4,887 million (2013: £3,930 million) of which £3,400 million (2013: £3,012 million) was held by the PAC with-profits fund.

At 31 December 2014, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £12,857 million (2013: £9,931 million).

In addition, at 31 December 2014, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was securities of £186 million (2013: cash pledged of £17 million and securities pledged of £524 million).

Collateral and pledges under derivative transactions

At 31 December 2014, the Group had pledged £1,411 million (2013: £780 million) for liabilities and held collateral of £2,388 million (2013: £1,432 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2014 £m				
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	
Financial assets:					
Derivative assets	3,271	(1,030)	(1,131)	(824)	286
Reverse repurchase agreements	10,537	–	–	(10,537)	–
Total financial assets	13,808	(1,030)	(1,131)	(11,361)	286
Financial liabilities:					
Derivative liabilities	(2,036)	1,030	391	543	(72)
Securities lending	(1,317)	–	1,317	–	–
Repurchase agreements	(186)	–	–	186	–
Total financial liabilities	(3,539)	1,030	1,708	729	(72)

	31 Dec 2013 £m				
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	
Financial assets:					
Derivative assets	2,136	(832)	(555)	(631)	118
Reverse repurchase agreements	9,931	–	–	(9,931)	–
Total financial assets	12,067	(832)	(555)	(10,562)	118
Financial liabilities:					
Derivative liabilities	(1,479)	832	222	333	(92)
Securities lending	(1,242)	–	1,242	–	–
Repurchase agreements	(541)	–	17	524	–
Total financial liabilities	(3,262)	832	1,481	857	(92)

Notes

(i) The Group has not offset any of the amounts presented in the consolidated statement of financial position.
(ii) Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii) Excludes initial margin amounts for exchange-traded derivatives.

Prudential plc Annual Report 2014 203

In the tables above, the amounts of assets or liabilities presented in the consolidated statement of financial position are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

d Impairment of financial assets

In accordance with the Group's accounting policy set out in note A3.1j(iii), impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

During the year ended 31 December 2014, net impairment reversals of £37 million (2013: £17 million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2014 £m	2013 £m
Available-for-sale debt securities held by Jackson	(7)	(8)
Loans and receivables*	44	25
Net credit for impairment net of reversals	37	17

* Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson.

Impairment recognised on available-for-sale securities amounted to £(7) million (2013: £(8) million) arising from:

	2014 £m	2013 £m
Residential mortgage-backed securities	(2)	(3)
Other	(5)	(5)
	(7)	(8)

The impairment recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £7 million (2013: £8 million), the top five individual corporate issuers made up 76 per cent (2013: 57 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

In 2014, the Group realised gross losses on sales of available-for-sale securities of £35 million (2013: £22 million) with 68 per cent (2013: 72 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £35 million (2013: £ 22 million), £5 million (2013: £5 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3.1j(iii). A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2014, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £180 million (2013: £849 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

Financial statements
C: Balance sheet notes

204 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1 Movement and duration of liabilities

C4.1(a) Group overview

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m			
	Asia note C4.1(b)	US note C4.1(c)	UK note C4.1(d)	Total
At 1 January 2013	34,664	92,261	144,438	271,363
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	31,501	92,261	133,912	257,674
Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	–	10,526	10,589
*Group's share of policyholder liabilities of joint ventures**	3,100	–	–	3,100
Reclassification of Japan life business as held for sale†	(1,026)	–	–	(1,026)
Net flows:				
Premiums	6,555	15,951	7,378	29,884
Surrenders	(2,730)	(5,087)	(4,582)	(12,399)
Maturities/Deaths	(997)	(1,229)	(8,121)	(10,347)
Net flows	2,828	9,635	(5,325)	7,138
Shareholders' transfers post tax	(38)	–	(192)	(230)
Investment-related items and other movements	462	8,219	7,812	16,493
Foreign exchange translation differences	(2,231)	(2,704)	(117)	(5,052)
Acquisition of Thanachart Life[note D1]	487	–	–	487
As at 31 December 2013 / 1 January 2014	35,146	107,411	146,616	289,173
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	–	11,984	12,061
*Group's share of policyholder liabilities of joint ventures**	3,159	–	–	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch‡	1,690	–	(1,690)	–
Net flows:				
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders' transfers post tax	(40)	–	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
At 31 December 2014	45,022	126,746	154,436	326,204
Comprising:				
Policyholder liabilities on the consolidated statement of financial position§	38,705	126,746	144,088	309,539
Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	–	10,348	12,450
*Group's share of policyholder liabilities of joint ventures**	4,215	–	–	4,215
Average policyholder liability balances¶				
2014	38,993	117,079	139,362	295,434
2013	34,423	99,836	134,272	268,531

Prudential plc Annual Report 2014 205

* The Group's investment in joint ventures are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
† Liabilities of £1,026 million in respect of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within the 2014 or 2013 analysis above in respect of Japan life business.
‡ Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
§ The policyholder liabilities of the Asia insurance operations of £38,705 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £40,068 million.
¶ Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

ii Analysis of movements in policyholder liabilities for shareholder-backed business

	2013 £m			
Shareholder-backed business	**Asia**	**US**	**UK**	**Total**
At 1 January	21,213	92,261	49,505	162,979
Reclassification of Japan life business as held for sale[note (a)]	(1,026)	–	–	(1,026)
Net flows:				
Premiums	4,728	15,951	3,628	24,307
Surrenders	(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths	(363)	(1,229)	(2,346)	(3,938)
Net flows[note (b)]	2,349	9,635	(1,038)	10,946
Investment-related items and other movements	622	8,219	2,312	11,153
Acquisition of subsidiaries	487	–	–	487
Foreign exchange translation differences	(1,714)	(2,704)	–	(4,418)
At 31 December	21,931	107,411	50,779	180,121
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	18,772	107,411	50,779	176,962
Group's share of policyholder liabilities relating to joint ventures	3,159	–	–	3,159

	2014 £m			
Shareholder-backed business	**Asia**	**US**	**UK**	**Total**
At 1 January	21,931	107,411	50,779	180,121
Net flows:				
Premiums	4,799	15,492	4,951	25,242
Surrenders	(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths	(644)	(1,307)	(2,412)	(4,363)
Net flows[note (b)]	1,937	8,263	(610)	9,590
Investment-related items and other movements	1,859	3,712	4,840	10,411
Foreign exchange translation differences	683	7,360	–	8,043
At 31 December[note (c)]	26,410	126,746	55,009	208,165
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	22,195	126,746	55,009	203,950
Group's share of policyholder liabilities relating to joint ventures	4,215	–	–	4,215

Notes
(a) The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within 2014 or 2013 analysis above in respect of Japan life business.
(b) Including net flows of the Group's insurance joint ventures.
(c) Policyholder liabilities relating to shareholder-backed business grew by £28.1 billion from £180.1 billion at 31 December 2013 to £208.2 billion at 31 December 2014 demonstrating the ongoing growth of our business. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £9.6 billion in 2014 (2013: £10.9 billion), driven by strong inflows of £8.3 billion in the US and £1.9 billion in Asia.

Financial statements
C: Balance sheet notes

206 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

iii Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities		Unallocated surplus of with-profits funds £m
	Gross £m	Reinsurers' share £m	
At 1 January 2013	205,484	6,076	10,589
Reclassification of Japan life business as held for sale	(1,026)	–	–
Income and expense included in the income statement and other comprehensive income	18,133	56	1,507
Acquisition of Thanachart Life	487	–	–
Foreign exchange translation differences	(4,893)	(114)	(35)
At 31 December 2013/1 January 2014	218,185	6,018	12,061
Income and expense included in the income statement and other comprehensive income	23,532	(41)	54
Foreign exchange translation differences	8,321	338	335
At 31 December 2014	250,038	6,315	12,450

iv Reinsurers' share of insurance contract liabilities

	2014 £m				2013 £m
	Asia	US	UK	Total	Total
Insurance contract liabilities	451	5,314	550	6,315	6,018
Claims outstanding	37	665	150	852	820
	488	5,979	700	7,167	6,838

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of £7,167 million at 31 December 2014 (2013: £6,838 million), 93 per cent (2013: 96 per cent) were ceded by the Group's UK and US operations, of which 95 per cent (2013: 93 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £35 million and £265 million respectively during 2014 (2013: £37 million and £278 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2014 or 2013.

The Group's Asia and UK businesses do not cede significant amounts of business outside the Group. In each of 2014 and 2013, the Group's UK insurance business wrote a longevity swap on certain aspects of the UK's annuity back-book liabilities. This resulted in a one-off benefit of £30 million (2013: £27 million) to IFRS profit before tax. The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

Prudential plc Annual Report 2014 207

C4.1(b) Asia insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2013	13,451	14,028	7,185	34,664
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	13,388	11,969	6,144	31,501
Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	–	–	63
*Group's share of policyholder liabilities of joint ventures**	–	2,059	1,041	3,100
Reclassification of Japan life business as held for sale†	–	(366)	(660)	(1,026)
Premiums				
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892
	1,827	2,820	1,908	6,555
Surrenders[note (e)]	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)
Net flows[note (d)]	479	975	1,374	2,828
Shareholders' transfers post tax	(38)	–	–	(38)
Investment-related items and other movements[note (f)]	(160)	369	253	462
Acquisition of Thanachart Life[note (g)]	–	–	487	487
Foreign exchange translation differences[note (a)]	(517)	(1,241)	(473)	(2,231)
At 31 December 2013/1 January 2014[note (c)]	13,215	13,765	8,166	35,146
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	–	–	77
*Group's share of policyholder liabilities relating to joint ventures**	–	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch[note (b)]	1,690	–	–	1,690
Premiums				
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrenders[note (e)]	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flows[note (d)]	1,437	733	1,204	3,374
Shareholders' transfers post tax	(40)	–	–	(40)
Investment-related items and other movements[note (f)]	1,621	1,336	523	3,480
Foreign exchange translation differences[note (a)]	689	375	308	1,372
At 31 December 2014[note (c)]	18,612	16,209	10,201	45,022
Comprising:				
Policyholder liabilities on the consolidated statement of financial position‡	16,510	13,874	8,321	38,705
Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	–	–	2,102
*Group's share of policyholder liabilities relating to joint ventures**	–	2,335	1,880	4,215
Average policyholder liability balances§				
2014	14,823	14,987	9,183	38,993
2013	13,263	13,714	7,446	34,423

* The Group's investment in joint ventures are accounted for on an equity method basis and the Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

† The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within the 2014 or 2013 analysis above in respect of Japan life business.

‡ The policyholder liabilities of the with-profits business of £16,510 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £17,873 million.

§ Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.

Financial statements
C: Balance sheet notes

208 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

Notes

(a) Movements in the year have been translated at the average exchange rates for the year ended 31 December 2014. The closing balance has been translated at the closing spot rates as at 31 December 2014. Differences upon retranslation are included in foreign exchange translation differences.

(b) Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.

On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c) The policyholder liabilities of the Asia insurance operations of £38,705 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £40,068 million.

(d) Net flows have increased by £546 million to £3,374 million in 2014 compared with £2,828 million in 2013 reflecting increased flows from new business and growth in the in-force books.

(e) The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10 per cent in 2014, in line with the 10 per cent recorded in 2013 (based on opening liabilities after the removal of Japan life). Maturities/deaths have increased from £997 million in 2013 to £1,259 million in 2014, primarily as a result of an increased number of endowment products within Malaysia and Singapore reaching their maturity point.

(f) Investment-related items and other movements for 2014 principally represents unrealised gains on bonds, following the fall in bond yields and positive investment gains from the Asia equity market.

(g) The acquisition of Thanachart Life reflects the liabilities acquired at the date of acquisition.

ii Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2014 and 2013, taking account of expected future premiums and investment returns:

	2014 £m	2013 £m
Policyholder liabilities	38,705	31,910
	%	%
Expected maturity:		
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	17	16
15 to 20 years	12	12
20 to 25 years	9	9
Over 25 years	19	20

iii Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2014, the policyholder liabilities and unallocated surplus for Asia operations of £40.8 billion (2013: £32.0 billion), net of reinsurance of £488 million (2013: £251 million), excluding joint ventures, comprised the following:

	2014 £m	2013 £m
Hong Kong*	13,748	8,655
Indonesia	2,552	1,824
Korea	2,702	2,450
Malaysia	3,713	3,434
Singapore	12,074	10,886
Taiwan	2,569	2,236
Other countries	2,961	2,251
Total Asia operations	40,319	31,736

* The significant increase for Hong Kong compared to the prior year is primarily due to the effect of transferred unallocated surplus from the PAC WPSF at 1 January 2014 on the domestication of the Hong Kong branch business as discussed in note D2.

Prudential plc Annual Report 2014 209

C4.1(c) US insurance operations

i Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2013	49,298	42,963	92,261
Premiums	11,377	4,574	15,951
Surrenders	(2,906)	(2,181)	(5,087)
Maturities/Deaths	(485)	(744)	(1,229)
Net flows[note(b)]	7,986	1,649	9,635
Transfers from general to separate account	1,603	(1,603)	–
Investment-related items and other movements[note(c)]	8,725	(506)	8,219
Foreign exchange translation differences[note(a)]	(1,931)	(773)	(2,704)
At 31 December 2013/1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows[note(b)]	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	–
Investment-related items and other movements[note(c)]	1,963	1,749	3,712
Foreign exchange translation differences[note(a)]	4,728	2,632	7,360
At 31 December 2014	81,741	45,005	126,746
Average policyholder liability balances*			
2014	73,711	43,368	117,079
2013	57,489	42,347	99,836

* Averages have been based on opening and closing balances.

Notes

(a) Movements in the year have been translated at an average rate of US$1.65/£1.00 (2013: US$1.56/£1.00). The closing balances have been translated at closing rate of US$1.56/£1.00 (2013: US$1.66/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows for the year were £8,263 million compared with £9,635 million in 2013 on an actual exchange rate basis and £9,149 million on a constant exchange rate basis, reflecting in part lower premiums into the fixed index annuity business following product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

(c) Positive investment-related items and other movements in variable annuity separate account liabilities of £1,963 million for 2014 primarily reflects the increase in the US equity market during the year. Fixed annuity, GIC and other business investment and other movements of £1,749 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

ii Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2014 and 2013:

	2014 £m			2013 £m		
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
Policyholder liabilities	45,005	81,741	126,746	41,730	65,681	107,411
	2014 %			2013 %		
Expected maturity:						
0 to 5 years	46	48	47	49	48	48
5 to 10 years	27	29	29	27	31	30
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	5	5
20 to 25 years	4	3	3	4	2	3
Over 25 years	4	1	2	3	1	2

Financial statements
C: Balance sheet notes

210 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

C4.1(d) UK insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2013	94,933	22,197	27,308	144,438
Comprising:				
Policyholder liabilities	84,407	22,197	27,308	133,912
Unallocated surplus of with-profits funds	10,526	–	–	10,526
Premiums	3,750	2,150	1,478	7,378
Surrenders	(2,262)	(2,263)	(57)	(4,582)
Maturities/Deaths	(5,775)	(644)	(1,702)	(8,121)
Net flows[note (b)]	(4,287)	(757)	(281)	(5,325)
Shareholders' transfers post tax	(192)	–	–	(192)
Switches	(195)	195	–	–
Investment-related items and other movements	5,695	2,017	100	7,812
Foreign exchange translation differences	(117)	–	–	(117)
At 31 December 2013/1 January 2014	**95,837**	**23,652**	**27,127**	**146,616**
Comprising:				
Policyholder liabilities	**83,853**	**23,652**	**27,127**	**134,632**
Unallocated surplus of with-profits funds	**11,984**	**–**	**–**	**11,984**
Reallocation of unallocated surplus for the domestication of the Hong Kong branch[note (a)]	**(1,690)**	**–**	**–**	**(1,690)**
Premiums	**2,951**	**1,405**	**3,546**	**7,902**
Surrenders	**(2,507)**	**(2,934)**	**(215)**	**(5,656)**
Maturities/Deaths	**(4,344)**	**(587)**	**(1,825)**	**(6,756)**
Net flows[note (b)]	**(3,900)**	**(2,116)**	**1,506**	**(4,510)**
Shareholders' transfers post tax	**(200)**	**–**	**–**	**(200)**
Switches	**(167)**	**167**	**–**	**–**
Investment-related items and other movements[note (c)]	**9,637**	**1,597**	**3,076**	**14,310**
Foreign exchange translation differences	**(90)**	**–**	**–**	**(90)**
At 31 December 2014	**99,427**	**23,300**	**31,709**	**154,436**
Comprising:				
Policyholder liabilities	**89,079**	**23,300**	**31,709**	**144,088**
Unallocated surplus of with-profits funds	**10,348**	**–**	**–**	**10,348**
Average policyholder liability balances*				
2014	**86,467**	**23,476**	**29,419**	**139,362**
2013	84,130	22,924	27,218	134,272

* Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a) Up until 31 December 2013, for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(b) Net outflows improved from £5,325 million in 2013 to £4,510 million in 2014, due primarily to higher premium flows (up £2,068 million to £3,546 million) into our annuity and other long-term business following an increase in the number of bulk annuity transaction in the year. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.

(c) Investment-related items and other movements of £14,310 million reflect both growth in equity markets and fall in long-term bond yields in 2014.

Prudential plc Annual Report 2014 211

ii Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity, or lapsation. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The tables above show the carrying value of the policyholder liabilities and the maturity profile of the cash flows for insurance contracts, as defined by IFRS:

	2014 £m									
	With-profits business			Annuity business (Insurance contracts)			Other			
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
Policyholder liabilities	38,287	39,084	77,371	11,708	22,186	33,894	15,474	17,349	32,823	144,088
	2014 %									
Expected maturity:										
0 to 5 years	40	39	39	31	25	27	37	36	36	36
5 to 10 years	24	26	25	25	22	23	25	22	24	24
10 to 15 years	14	17	16	18	18	18	16	16	16	17
15 to 20 years	9	11	10	11	14	13	10	11	11	11
20 to 25 years	6	5	5	7	9	9	5	8	6	6
over 25 years	7	2	5	8	12	10	7	7	7	6

	2013 £m									
	With-profits business			Annuity business (Insurance contracts)			Other			
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
Policyholder liabilities	36,248	35,375	71,623	12,230	19,973	32,203	13,223	17,583	30,806	134,632
	2013 %									
Expected maturity:										
0 to 5 years	42	40	41	33	28	30	39	40	39	38
5 to 10 years	24	25	25	25	23	24	25	22	23	24
10 to 15 years	14	17	16	18	18	18	16	16	16	16
15 to 20 years	9	11	10	11	13	12	9	10	10	11
20 to 25 years	5	5	5	6	8	8	5	6	6	6
over 25 years	6	2	3	7	10	8	6	6	6	5

- The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts;
- Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business;
- Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18;
- For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience; and
- The maturity tables shown above have been prepared on a discounted basis.

Financial statements
C: Balance sheet notes

212 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C4: Policyholder liabilities and unallocated surplus of with-profits funds continued C4.2 Products and determining contract liabilities a Asia
Features of products and guarantees
The life insurance products offered by the Group’s Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products.
The terms and conditions of the contracts written by the Asia operations and, in particular, the products’ options and guarantees, vary from territory to territory depending upon local market circumstances.
In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asia operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. Health and Protection products are commonly offered as supplements to main life policies but can be sold separately.
Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value or interest rate guarantees, policy renewability, and convertibility options.
Subject to local market circumstances and regulatory requirements, the guarantee features described in note C4.2(c) in respect of UK business broadly apply to similar types of participating contracts written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.
The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing.
Cash value and interest rate guarantees are of three types:
Types Features
Maturity values Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared regular bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.
Surrender values Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values.
Interest rate guarantees It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.
The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.
Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korea life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korea business has non-linked liabilities and linked liabilities at 31 December 2014 of £596 million and £2,109 million respectively (2013: £547 million and £1,905 million respectively).
Determining contract liabilities
For the with-profits business, the total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus. Similarly, for the unit-linked business, the attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund.
For the shareholder-backed non-linked business, the future policyholder benefit provisions for Asia businesses in the Group’s IFRS accounts, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis or where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP principles are used as the most appropriate reporting basis.
For the countries which apply local GAAP adjusted to comply, where necessary, with modified statutory basis, the approach to determining the contract liabilities is driven by the local solvency basis. A gross premium valuation method is used in those countries where a Risk-Based Capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions.
A Risk-Based Capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and from 2013, Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.
In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

Prudential plc Annual Report 2014 213
For India, Japan and Taiwan, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.
The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions. The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a).
b US
Features of products and guarantees
Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US and offers the products discussed below:
i Fixed annuities
Fixed interest rate annuities
At 31 December 2014, fixed interest rate annuities accounted for 9 per cent (2013: 10 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.
The policyholder of a fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.
The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2014, Jackson had fixed interest rate annuities totalling £11.7 billion (2013: £11.2 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate (2013: 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate).
Approximately 57 per cent (2013: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2014 provide for a market value adjustment (‘MVA’), that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.
Fixed index annuities
Fixed index annuities accounted for 6 per cent (2013: 7 per cent) of Jackson’s policy and contract liabilities at 31 December 2014. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2014, Jackson had fixed index annuities allocated to indexed funds totalling £6.3 billion (2013: £6.1 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.83 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guarantee rate). At 31 December 2014, Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2014, fixed interest accounts of fixed index annuities totalled £1.8 billion (2013: £1.5 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 2.56 per cent Financial average guaranteed rate).
Jackson hedges the equity return risk on fixed index products using futures and options linked to the relevant index as well as through offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index statements participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.
Immediate annuities
At 31 December 2014, immediate annuities accounted for 1 per cent (2013: 1 per cent) of Jackson’s policy and contract liabilities. C: Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period al B
of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risks are mortality and reinvestment. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and ance is guaranteed for the term of the annuity. sheet ii Variable annuities notes
At 31 December 2014, variable annuities accounted for 69 per cent (2013: 65 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.
The primary differences between variable annuities and fixed interest rate or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2014, 5 per cent (2013: 6 per cent) of variable annuity funds were in fixed accounts. Jackson had variable annuity funds in fixed accounts totalling £4.4 billion (2013: £4.2 billion ) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate).

214 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

Jackson issues variable annuity contracts where it contractually guarantees to the contractholder either a) a return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), at annuitisation (guaranteed minimum income benefit (GMIB)), at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) or at the end of a specified period (guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity which has no guaranteed benefits and provides tax efficient access to alternative investments. At 31 December 2014, Jackson had in force Elite Access variable annuity contracts with liability balance of £6.8 billion (2013: £3.4 billion).

iii Life insurance

Life insurance products accounted for 12 per cent (2013: 14 per cent) of Jackson's policy and contract liabilities at 31 December 2014. Jackson discontinued new sales of life insurance products effective 1 August 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Excluding the business that is subject to the retrocession treaties at 31 December 2014, Jackson had interest sensitive life business in force with total account value of £5.9 billion (2013: £5.7 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2013: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate).

iv Institutional products

Jackson's institutional products consist of traditional guaranteed investment contracts ('GICs'), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements. At 31 December 2014, institutional products accounted for 3 per cent of policy and contract liabilities (2013: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but is usually a floating short-term interest rate linked to an external index. The average term of the funding agreements is one to two years. In 2014 and 2013, there were no funding agreements terminable by the policyholder with less than 90 days' notice.

v Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest sensitive life business within the range of minimum guaranteed interest rates as described in notes (i) to (iii) above as at 31 December 2014 and 2013:

	Fixed annuities and the fixed account portion of variable annuities £m		Interest sensitive life business £m	
Minimum guaranteed interest rate	**2014**	**2013**	**2014**	**2013**
1.00%	**3,927**	3,012	**–**	–
> 1.0% – 2.0%	**7,887**	8,349	**–**	–
> 2.0% – 3.0%	**9,365**	8,867	**195**	182
> 3.0% – 4.0%	**1,239**	1,163	**2,265**	2,182
> 4.0% – 5.0%	**1,567**	1,460	**1,971**	1,908
> 5.0%	**207**	197	**1,514**	1,456
Total	**24,192**	23,048	**5,945**	5,728

Prudential plc Annual Report 2014 215
Determining contract liabilities
As permissible under IFRS 4 and consistent with the basis explained in note A3.1, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.1(b).
With minor exceptions, all of Jackson’s contracts are accounted for as investment contracts as defined for US GAAP purposes by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely:
— Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);
— Any amounts previously assessed against policyholders that are refundable on termination of the contract; and
— Any probable future loss on the contract (ie premium deficiency).
Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the elements, each of which will be determined based on the best estimate of amounts of the elements over the life of the book of contracts without provision for adverse deviation:
— Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;
— Amounts expected to be assessed for contract administration less costs incurred for contract administration;
— Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;
— Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and
— Other expected assessments and credits.
In the case of variable annuity contracts with guaranteed benefits as described above, liabilities for these benefits are accounted for under US GAAP and are valued as described below.
In accordance with US GAAP, the Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2014, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 7.4 per cent (2013: 7.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.
The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2014 and 2013 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and ‘for life’ Guaranteed Minimum Withdrawal Benefit liabilities.
Jackson regularly evaluates estimates used and adjusts the additional Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.
Guaranteed Minimum Income Benefits are essentially fully reinsured, subject to a modest deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change Financial in fair value included as a component of short-term fluctuations. The direct GMIB liability is not considered a derivative instrument under IAS 39 and, as such, an accounting difference arises from this one-sided mark to market.
Guaranteed Minimum Withdrawal Benefit ‘not for life’ features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value. The change in these guaranteed benefit reserves, along with claim payments statements and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.
For Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Income Benefit reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions on implied market volatility for periods ranging from 5 to 10 years C: period, where sufficient market liquidity is assumed to exist, followed by grading to long-term historical volatility levels beyond that point, al B
where such long-term historical volatility levels contain an explicit margin for conservatism.
Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from an AA corporate ance credit curve as a proxy for Jackson’s own credit risk. Other risk margins, particularly for policyholder behaviour and long-term volatility, sheet are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements. notes With the exception of the Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit features of variable annuity contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (ie the US GAAP liability).
For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.
Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

216 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C4: Policyholder liabilities and unallocated surplus of with-profits funds continued
Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.
The effect of any non-recurrent changes of assumptions used to measure insurance assets and liabilities of Jackson is shown in note B4(b).
c UK
Features of products and guarantees
Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities. These products are written primarily in:
— One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), Scottish Amicable Insurance Funds (SAIF), and the non-profit sub-fund;
— Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or
— Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.
i With-profits products and PAC with-profits sub-fund
The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. In October 2014, the long-term business of Prudential Annuities Limited (PAL) was transferred into the WPSF following a Part VII transfer under the Financial Services and Markets Act 2000. PAL is owned by the WPSF.
The WPSF held a provision of £50 million at 31 December 2014 (2013: £36 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.
With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘regular’ and ‘final’. Regular bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike regular bonuses, final bonuses are guaranteed only until the next bonus declaration.
The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates.
A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund.
Further details on the determination of the two types of the bonuses: ‘regular’ and ‘final’ are provided below.
Regular bonus rates
For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated regular bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.
When target bonus levels change the PAC Board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.
In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, PAC retains the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.
Final bonus rates
A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised. The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.
In general, the same final bonus scale applies to maturity, death and surrender claims except that:
— The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and by the surrender bases for conventional with-profits business; and
— For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.
Application of significant judgement
The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:
— Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined;
— Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board of directors to exercise significant judgement; and
— Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Prudential plc Annual Report 2014 217

Key assumptions

As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

Prudential's approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business and is also consistent with the requirements of the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

The principles contain an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. Its purpose is therefore to:

— Explain the nature and extent of the discretion available;
— Show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and
— Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

— An Actuarial Function Holder who provides the PAC Board with all actuarial advice;
— A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the Principles and Practices of Financial Management and the manner in which any conflicting interests have been addressed; and
— A With-Profits Committee of independent individuals, which assesses the degree of compliance with the Principles and Practices of Financial Management and the manner in which conflicting rights have been addressed.

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2014 £m	2013 £m
Net income of the fund:		
Investment return	8,958	5,757
Claims incurred	(6,115)	(6,681)
Movement in policyholder liabilities	(4,366)	(197)
Add back policyholder bonuses for the year (as shown below)	1,812	1,749
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,669)	(5,129)
Earned premiums, net of reinsurance	3,007	3,801
Other income	72	52
Acquisition costs and other expenditure	(961)	(1,025)
Share of profits from investment joint ventures	129	88
Tax charge	(440)	(308)
Net income of the fund before movement in unallocated surplus	2,096	3,236
Movement in unallocated surplus	(84)	(1,294)
Surplus for distribution	2,012	1,942
Surplus for distribution allocated as follows:		
90% policyholders' bonus (as shown above)	1,812	1,749
10% shareholders' transfers	200	193
	2,012	1,942

Financial statements
C: Balance sheet notes

218 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C4: Policyholder liabilities and unallocated surplus of with-profits funds continued ii Annuity business
Prudential’s conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Price Index (RPI) in the majority of cases.
Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.
Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select a ‘required smoothed return’ bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.
iii SAIF
SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.
The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.
The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits ie in excess of those based on asset share.
Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.
The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £549 million was held in SAIF at
31 December 2014 (2013: £328 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.
iv Unit-linked (non-annuity) and other non-profit business
Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees.
There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.
Determining contract liabilities i Overview
The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including in particular mortality, expenses, tax, economic assumptions and, where applicable, persistency.
For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.
Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.
Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.
The actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.
The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.
Tax assumptions are set equal to current rates of taxation.
For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the non-profit annuities within PAC and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

Prudential plc Annual Report 2014 219

ii WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA's rules for the determination of reserves on the PRA's 'realistic' Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The PRA's Peak 2 calculation under the realistic regime requirement is explained further in note A3.1(d) under the UK regulated with-profits section.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. Further details on credit risk allowance are provided in note B4(c).

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business.

New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2012 model was used to produce the 2014 and 2013 results, calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the tables and range of percentages used are set out below:

	CMI Model, with calibration to reflect future mortality improvements		Non-profit annuities within the WPSF		PRIL	
			Males	Females	Males	Females
2014	CMI 2012	For males: with a long-term improvement rate of 2.25% pa	93% – 99% PCMA00	89% – 101% PCFA00	91% – 95% PCMA00	84% – 98% PCFA00
2013	CMI 2012	For females: with a long-term improvement rate of 1.50% pa.	93% – 99% PCMA00	89% – 101% PCFA00	91% – 96% PCMA00	84% – 98% PCFA00

For annuities in deferment, the tables used by both the non-profit annuities within the WPSF and PRIL were AM92 – 4 years (males) and AF92 – 4 years (females) for 2014 and 2013.

iv Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

v Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels of credit risk in 2014 and 2013. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(c).

Other assumption changes

The effect of other assumption changes and modelling adjustments for the shareholder-backed business is set out in note B4(c).

For the with-profits sub-fund, the aggregate effect of assumption changes and modelling adjustments in 2014 was a net charge to unallocated surplus of £86 million (2013: net credit of £200 million), relating to changes in mortality assumptions, offsetting releases of margins, and altered expense, persistency and economic assumptions, where appropriate in the two periods.

Financial statements
C: Balance sheet notes

220 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C5: Intangible assets

C5.1 Intangible assets attributable to shareholders

a Goodwill attributable to shareholders

	2014 £m	2013 £m
Cost		
At beginning of year	1,581	1,589
Exchange differences	2	(8)
At end of year	1,583	1,581
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,463	1,461
Goodwill attributable to shareholders comprises:		
M&G	1,153	1,153
Other	310	308
	1,463	1,461

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 and 2013 relates to the goodwill held in relation to the held for sale Japan life business (see note D1), which was impaired in 2005.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating units' carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note 16. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

M&G

The recoverable amount for the M&G cash-generating units has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan;

ii The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2013: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data;

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2013: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2013: 18 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G; and

iv That asset management contracts continue on similar terms. Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Prudential plc Annual Report 2014 221

b Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2014 £m	2013 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	5,840	4,684
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	87	96
	5,927	4,780
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	59	67
Distribution rights and other intangibles	1,275	448
	1,334	515
Total of deferred acquisition costs and other intangible assets	7,261	5,295

	2014 £m						2013 £m
	Deferred acquisition costs						
	Asia	US	UK	Asset management	PVIF and other intangibles*	Total	Total
Balance at 1 January	553	4,121	89	17	515	5,295	4,177
Reclassification of Japan Life as held for sale[note D1]	–	–	–	–	–	–	(28)
Additions and acquisitions of subsidiaries	209	678	8	8	865	1,768	1,251
Amortisation to the income statement:							
Operating profit	(128)	(487)	(14)	(8)	(59)	(696)	(643)
Non-operating profit	–	653	–	–	–	653	228
	(128)	166	(14)	(8)	(59)	(43)	(415)
Disposals and transfers	–	–	–	–	(6)	(6)	(1)
Exchange differences and other movements	16	299	–	–	19	334	(187)
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income	–	(87)	–	–	–	(87)	498
Balance at 31 December	650	5,177	83	17	1,334	7,261	5,295

* PVIF and other intangibles includes software rights of £66 million (2013: £56 million) with additions of £34 million, amortisation of £25 million and exchange gain of £1 million.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Additions of £865 million in 2014 principally relate to fees paid and due to extend the term and expand the geographic scope of the agreement with Standard Chartered Bank and other fees on current distribution deals.

It also includes £18 million for PVIF and other intangibles in 2014 for the acquisition of Express Life of Ghana and Shield Assurance Company Limited in Kenya.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2014 £m	2013 £m
Variable annuity business	5,002	3,716
Other business	759	868
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(584)	(463)
Total DAC for US operations	5,177	4,121

* Consequent upon the positive unrealised valuation movement in 2014 of £956 million (2013: negative unrealised valuation movement of £2,089 million), there is a charge of £87 million (2013: a credit of £498 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2014, the cumulative shadow DAC balance as shown in the table above was negative £584 million (2013: negative £463 million).

Financial statements
C: Balance sheet notes

222 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C5: Intangible assets continued
Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed interest rate and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.
Acquisition costs for Jackson’s variable annuity products are also amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, expense and the long-term cost of hedging.
Mean reversion technique
For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A3, for Jackson, is 7.4 per cent (2013: 7.4 per cent) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.
Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2013: 7.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2013: 7.4 per cent) assumption.
However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (after deduction of net fund management fees) in each year.
Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises: i A core amount that reflects a relatively stable proportion of underlying premiums or profit; and ii An element of acceleration or deceleration arising from market movements differing from expectations.
In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.
Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.
In 2014, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £13 million (2013: credit for decelerated amortisation of £82 million). The 2014 amount primarily reflects the separate account performance of 6 per cent, which is lower than the assumed level for the year.
As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2015 (outside the range of negative 34 per cent to positive 36 per cent) for the mean reversion assumption to move outside the corridor.

Prudential plc Annual Report 2014 223

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movements in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2014 £m		2013 £m	
	Insurance contracts	Investment management note (i)	Insurance contracts	Investment management note (i)
DAC at 1 January	4,684	96	3,776	100
Additions	895	8	920	14
Amortisation	33	(17)	(372)	(18)
Exchange differences	315	–	(138)	–
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale[note (i)]	(87)	–	498	–
DAC at 31 December	5,840	87	4,684	96

Note

(i) All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2014 £m	2013 £m
Gross amount	234	224
Accumulated amortisation	(147)	(128)
Net book amount	87	96

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2014 £m				2013 £m			
		Other intangibles				Other intangibles		
	PVIF note (i)	Distribution rights	Other intangibles (including software) note (ii)	Total	PVIF note (i)	Distribution rights	Software note (ii)	Total
At 1 January								
Cost	221	458	203	882	217	230	184	631
Accumulated amortisation	(154)	(66)	(147)	(367)	(153)	(53)	(124)	(330)
	67	392	56	515	64	177	60	301
Additions (including amounts arising on acquisition of subsidiaries)	–	808	57	865	21	271	26	318
Amortisation charge	(9)	(24)	(26)	(59)	(7)	(17)	(27)	(51)
Disposals and transfers	–	(6)	–	(6)	–	–	(1)	(1)
Exchange differences and other movements	1	17	1	19	(11)	(39)	(2)	(52)
At 31 December	59	1,187	88	1,334	67	392	56	515
Comprising:								
Cost	222	1,269	238	1,729	221	458	203	882
Accumulated amortisation	(163)	(82)	(150)	(395)	(154)	(66)	(147)	(367)
	59	1,187	88	1,334	67	392	56	515

Notes

(i) All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.

(ii) Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

Financial statements
C: Balance sheet notes

224 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C5: Intangible assets continued

C5.2 Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2014 £m	2013 £m
At 1 January	177	178
Additions in the year	10	–
Exchange differences	(1)	(1)
At 31 December	186	177

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments of the PAC with-profits fund which are managed by M&G for which the goodwill is shown in the table above. Goodwill is tested for impairment of these investments by comparing the investment's carrying value including goodwill with its recoverable amount (fair value less costs to sell). The fair value is determined by using a discounted cash flow valuation based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate which were from 10 to 14 per cent. The discount rates were derived by reference to risk-free rates and an equity premium risk. In 2014 and 2013, there was no impairment of goodwill.

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2014 £m	2013 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund[note(i)]	3	6
Distribution rights attributable to with-profits funds of the Asia insurance operations	47	60
Computer software attributable to with-profits funds	11	6
	61	72

Note

(i) The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profits contracts are accounted for under the UK regulatory 'realistic basis', no deferred acquisition costs are established for this type of business.

Distribution rights attributable to with-profits funds of the Asia insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2014 £m	2013 £m
At 1 January		
Gross amount	91	92
Accumulated amortisation	(31)	(22)
	60	70
Amortisation charge	(20)	(9)
Exchange differences	3	(1)
Disposals and transfers	4	–
At 31 December	47	60
Comprising:		
Gross amount	98	91
Accumulated amortisation	(51)	(31)
	47	60

Prudential plc Annual Report 2014 225

C6: Borrowings

C6.1 Core structural borrowings of shareholder-financed operations

	2014 £m	2013 £m
Holding company operations:		
US$1,000m 6.5% Perpetual Subordinated Capital Securities	641	604
US$250m 6.75% Perpetual Subordinated Capital Securities note (vii)	160	151
US$300m 6.5% Perpetual Subordinated Capital Securities note (vii)	193	181
US$750m 11.75% Perpetual Subordinated Capital Securities note (vi)	–	451
US$700m 5.25% Perpetual Subordinated Capital Securities notes (iv),(vii)	444	417
US$550m 7.75% Perpetual Subordinated Capital Securities note (vii)	351	329
Perpetual Subordinated Capital Securities (Innovative Tier 1) note (i)	1,789	2,133
€20m Medium Term Subordinated Notes 2023 note (viii)	16	17
£435m 6.125% Subordinated Notes 2031	429	429
£400m 11.375% Subordinated Notes 2039	391	388
£700m 5.7% Subordinated Notes 2063 note (v)	695	695
Subordinated Notes (Lower Tier 2) note (i)	1,531	1,529
Subordinated debt total	3,320	3,662
Senior debt: note (ii)		
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	3,869	4,211
Prudential Capital bank loan note (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2) notes (i),(ix)	160	150
Total (per consolidated statement of financial position)	4,304	4,636

Notes

(i) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook. Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$2.80 billion (2013: US$3.55 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii) The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month £LIBOR plus 0.40 per cent.

(iv) In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.

(v) In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated Notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.

(vi) On 23 December 2014, the Company exercised its right to redeem early the US$750 million 11.75 per cent Tier 1 perpetual subordinated capital securities at their aggregate nominal amount together with accrued interest.

(vii) These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(viii) The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(ix) Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2 Other borrowings

a Operational borrowings attributable to shareholder-financed operations

	2014 £m	2013 £m
Commercial paper	1,704	1,634
Medium Term Notes 2015	300	299
Borrowings in respect of short-term fixed income securities programmes	2,004	1,933
Non-recourse borrowings of US operations	19	18
Bank loans and overdrafts	6	3
Obligations under finance leases	4	–
Other borrowings note (ii)	230	198
Other borrowings	240	201
Total notes (i),(iv)	2,263	2,152

Financial statements
C: Balance sheet notes

226 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C6: Borrowings continued

Notes

(i) In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2014 which will mature in October 2015. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(iii) In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.

(iv) In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

b Borrowings attributable to with-profits operations

	2014 £m	2013 £m
Non-recourse borrowings of consolidated investment funds	924	691
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc*	100	100
Other borrowings (predominantly obligations under finance leases)	69	104
Total	1,093	895

* The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3 Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group's borrowings on the statement of financial position:

	Shareholder-financed operations				With-profits operations	
	Core structural borrowings		Operational borrowings		Borrowings	
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Less than 1 year	–	–	2,153	1,835	119	35
1 to 2 years	–	–	9	309	50	126
2 to 3 years	275	–	1	8	65	49
3 to 4 years	–	275	–	–	74	53
4 to 5 years	–	–	65	–	31	59
Over 5 years	4,029	4,361	35	–	754	573
Total	4,304	4,636	2,263	2,152	1,093	895

C7: Risk and sensitivity analysis

C7.1 Group overview

The Group's risk framework and the management of the risk including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of 'Group Chief Risk Officer's report on the risks facing our business and our capital strength' within the Strategic Report.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how they are managed are discussed in the 'Group Chief Risk Officer's report on the risks facing our business and our capital strength'.

The most significant items for which the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Prudential plc Annual Report 2014 227

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	
Asia insurance operations (see also section C7.2)				
All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	
Non-participating business	Asset/liability mismatch risk			
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements		
	Interest rate and price risk			
US insurance operations (see also section C7.3)				
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features		
Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments
UK insurance operations (see also section C7.4)				
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G	
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
	Asset/liability mismatch risk			
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital			Mortality experience and assumptions for longevity

Financial statements
C: Balance sheet notes

228 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C7: Risk and sensitivity analysis continued
Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.
Impact of diversification on risk exposure
The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:
Correlation across geographic regions:
— Financial risk factors; and
— Non-financial risk factors.
Correlation across risk factors:
— Longevity risk;
— Expenses;
— Persistency; and
— Other risks.
The effect of Group diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.
C7.2 Asia insurance operations
Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.
In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.
In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.
i Sensitivity to risks other than foreign exchange risk
With-profits business
Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.
Unit-linked business
As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk, interest rate risk and credit risk are not material.
Other business
Interest rate risk
Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

Prudential plc Annual Report 2014 229

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2014, 10-year government bond rates vary from territory to territory and range from 1.6 per cent to 8.0 per cent (2013: 1.7 per cent to 9.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m		2013 £m	
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	(54)	(137)	311	(215)
Related deferred tax (where applicable)	(5)	24	(34)	40
Net effect on profit and shareholders' equity	(59)	(113)	277	(175)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. In 2014, the lower interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (31 December 2014: £932 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2014 and 2013 would be as follows:

	2014 £m		2013 £m	
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Profit before tax attributable to shareholders	(187)	(93)	(114)	(57)
Related deferred tax (where applicable)	23	11	24	12
Net effect on profit and shareholders' equity	(164)	(82)	(90)	(45)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would be decreased by approximately £47 million (2013: £38 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

Financial statements
C: Balance sheet notes

230 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

ii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2014, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates	
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders	(111)	(63)	135	77
Profit for the year	(95)	(49)	117	60
Shareholders' equity, excluding goodwill, attributable to Asia operations	(315)	(246)	384	300

C7.3 US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson's results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2013: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2013: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk	— Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and — Related to meeting contractual accumulation requirements in fixed index annuity contracts.
Interest rate risk	— Related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates; — Related to the guarantee features attached to the Company's products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and — The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Prudential plc Annual Report 2014 231
Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks.
These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.
Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain Guaranteed Minimum Withdrawal Benefit variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.
Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1 value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.
The principal types of derivatives used by Jackson and their purpose are as follows:
Derivative Purpose
Interest rate swap These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.
Put-swaption contracts These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 5 years. Put-swaptions hedge against significant movements in interest rates.
Equity index futures contracts These derivatives (including various call and put options and interest rate contingent options) are used and equity index options to hedge Jackson’s obligations associated with its issuance of fixed index deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.
Total return swaps Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.
Cross-currency swaps Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations. Credit default swaps These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives. Financial The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC. statements
C: al B ance sheet notes

232 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

i Sensitivity to equity risk

At 31 December 2014 and 2013, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2014	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	64,344	1,463	65.0 years	
GMWB – Premium only	0%	2,151	32		
GMWB*	0-5%†	264	17		
GMAB – Premium only	0%	53	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		6,581	193	65.0 years	
GMWB – Highest anniversary only		2,131	85		
GMWB*		830	58		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	3,978	302	67.5 years	
GMIB‡	0-6%	1,595	360		1.4 years
GMWB*	0-8%†	57,323	2,033		

31 December 2013	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	52,985	1,248	64.7 years	
GMWB – Premium only	0%	2,260	36		
GMWB*	0-5%†	289	18		
GMAB – Premium only	0%	57	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		5,522	134	64.6 years	
GMWB – Highest anniversary only		2,039	93		
GMWB*		875	63		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	3,522	217	66.9 years	
GMIB‡	0-6%	1,642	317		2.4 years
GMWB*	0-8%†	46,091	1,087		

* Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

† Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

‡ The GMIB reinsurance guarantees are essentially fully reinsured.

Prudential plc Annual Report 2014 233

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2014 £m	2013 £m
Mutual fund type:		
Equity	50,071	40,529
Bond	11,139	10,043
Balanced	12,901	10,797
Money market	675	703
Total	74,786	62,072

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2014, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2014 £m				2013 £m			
	Decrease of 20%	Decrease of 10%	Increase of 20%	Increase of 10%	Decrease of 20%	Decrease of 10%	Increase of 20%	Increase of 10%
Pre-tax profit, net of related changes in amortisation of DAC	360	130	8	(25)	485	165	213	77
Related deferred tax effects	(126)	(46)	(3)	9	(170)	(58)	(74)	(27)
Net sensitivity of profit after tax and shareholders' equity	234	84	5	(16)	315	107	139	50

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2014 and 2013.

Financial statements
C: Balance sheet notes

234 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

ii Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m				2013 £m			
	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%
Profit and loss:								
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,398)	(690)	494	875	(128)	(66)	(52)	(161)
Related effect on charge for deferred tax	489	242	(173)	(306)	45	23	18	56
Net profit effect	(909)	(448)	321	569	(83)	(43)	(34)	(105)
Other comprehensive income:								
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,979	1,663	(1,663)	(2,979)	2,624	1,477	(1,477)	(2,624)
Related effect on movement in deferred tax	(1,043)	(582)	582	1,043	(918)	(517)	517	918
Net effect	1,936	1,081	(1,081)	(1,936)	1,706	960	(960)	(1,706)
Total net effect on shareholders' equity	1,027	633	(760)	(1,367)	1,623	917	(994)	(1,811)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflects the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2014, the average and closing rates were US$1.65 (2013: US$1.56) and US$1.56 (2013: US$1.66) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates	
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders[note]	(23)	(50)	29	61
Profit for the year	(23)	(41)	28	50
Shareholders' equity attributable to US insurance operations	(370)	(313)	452	383

Note

Sensitivity on profit (loss) before tax, ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

Prudential plc Annual Report 2014 235
iv Other sensitivities
Total profit of Jackson is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.
As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:
— Growth in the size of assets under management covering the liabilities for the contracts in force;
— Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
— Spread returns for the difference between investment returns and rates credited to policyholders; and
— Amortisation of deferred acquisition costs.
For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.
Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and Guaranteed Minimum Death Benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.
Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum Withdrawal Benefit product features. Jackson has extensive derivative programme to seek to manage the exposure for altered equity markets and interest rates. For example, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.
For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2014 was 7.4 per cent (2013: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:
— Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and
— The required level of provision for guaranteed minimum death benefit claims.
C7.4 UK insurance operations
Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of Prudential Retirement Income Limited and the Prudential Assurance Company non-profit sub-fund. Further details are described below.
The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed Financial annuity business.
With-profits business statements
SAIF
Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.
With-profits sub-fund businessC:
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are B al only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses. ance The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated sheet surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as notes unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.
The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.
Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

236 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

Shareholder-backed annuity business

The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the Company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

- The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
- Actual versus expected default rates on assets held;
- The difference between long-term rates of return on corporate bonds and risk-free rates;
- The variance between actual and expected mortality experience;
- The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
- Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profits by approximately £94 million (2013: £71 million). A decrease in credit default assumptions of five basis points would increase pre-tax profits by £190 million (2013: £151 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profits by £30 million (2013: £27 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders' equity from all the changes in assumptions as described above would be an increase of approximately £101 million (2013: £86 million).

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

i Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2014 annuity liabilities accounted for 98 per cent (2013: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2014 £m				2013 £m			
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	11,559	5,063	(4,085)	(7,457)	8,602	3,843	(3,170)	(5,827)
Policyholder liabilities	(9,550)	(4,250)	3,454	6,297	(7,525)	(3,366)	2,762	5,054
Related deferred tax effects	(402)	(163)	126	232	(215)	(95)	82	155
Net sensitivity of profit after tax and shareholders' equity	1,607	650	(505)	(928)	862	382	(326)	(618)

Prudential plc Annual Report 2014 237

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2014 £m		2013 £m	
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(347)	(173)	(309)	(154)
Related deferred tax effects	75	37	72	36
Net sensitivity of profit after tax and shareholders' equity	(272)	(136)	(237)	(118)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5 Asset management and other operations

a Asset management

i Sensitivities to foreign exchange risk

Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £9 million (2013: £12 million) and £33 million (2013: £29 million) respectively.

ii Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2014 by asset management operations were £2,293 million (2013: £2,045 million), the majority of which are held by the Prudential Capital's operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

b Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

Financial statements
C: Balance sheet notes

238 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C8: Tax assets and liabilities

C8.1 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities	
	2014 £m	2013 £m	2014 £m	2013 £m
Unrealised losses or gains on investments	83	315	(1,697)	(1,450)
Balances relating to investment and insurance contracts	4	8	(499)	(451)
Short-term temporary differences	2,607	2,050	(2,065)	(1,861)
Capital allowances	9	10	(30)	(16)
Unused deferred tax losses	62	29	–	–
Total	2,765	2,412	(4,291)	(3,778)

The deferred tax asset at 31 December 2014 and 2013 arises in the following parts of the Group:

	2014 £m	2013 £m
Asia insurance operations	84	55
US insurance operations	2,343	2,042
UK insurance operations		
SAIF	–	1
PAC with-profits fund (including non-profit annuity business)	71	82
Other	61	59
Other operations	206	173
Total	2,765	2,412

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses	
	2014 £m	Expected period of recoverability	2014 £m	Expected period of recoverability
Asia insurance operations	30	1 to 3 years	47	3 to 5 years
US insurance operations	2,268	With run-off of in-force book	–	–
UK insurance operations	129	1 to 10 years	–	1 to 3 years
Other operations	180	1 to 10 years	15	1 to 3 years
Total	2,607		62	

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2014 full year results and financial position at 31 December 2014 the possible tax benefit of approximately £110 million (2013: £127 million), which may arise from capital losses valued at approximately £0.5 billion (2013: £0.6 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £47 million (2013: £61 million), which may arise from trading tax losses and other potential temporary differences totalling £0.2 billion (2013: £0.4 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £32 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

C8.2 Current tax

Of the £117 million (2013: £244 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability increased to £617 million (2013: £395 million) reflecting the increase in shareholder profits.

Prudential plc Annual Report 2014 239

C9: Defined benefit pension schemes

a Background and summary economic and IAS 19 financial positions

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2013: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies the principles of IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2014 £m					2013 £m				
	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	840	(144)	60	(1)	755	726	(115)	36	(1)	646
Less: unrecognised surplus note (i)	(710)	–	–	–	(710)	(602)	–	–	–	(602)
Economic surplus (deficit) (including investment in Prudential insurance policies)	130	(144)	60	(1)	45	124	(115)	36	(1)	44
Attributable to:										
PAC with-profits fund	91	(72)	–	–	19	87	(58)	–	–	29
Shareholder-backed operations	39	(72)	60	(1)	26	37	(57)	36	(1)	15
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies note (iii)	–	–	(132)	–	(132)	–	–	(114)	–	(114)
IAS 19 pension asset (liability) on the Group statement of financial position note (iv)	130	(144)	(72)	(1)	(87)	124	(115)	(78)	(1)	(70)

Notes

(i) For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

(ii) The deficit of SASPS has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

(iii) The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.

(iv) At 31 December 2014, the PSPS pension asset of £130 million (2013: £124 million) and the other schemes' pension liabilities of £217 million (2013: £194 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

Financial statements
C: Balance sheet notes

240 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

Triennial actuarial valuations

All of the schemes are required to carry out a full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The information on the latest completed actuarial valuation for the UK schemes is shown in the table below:

	PSPS	SASPS	M&GGPS
Last completed actuarial valuation date	5 April 2011	31 March 2011	31 December 2011
Valuation actuary, all Fellow of the Institute and Faculty of Actuaries	C.G. Singer Towers Watson Limited	Jonathan Seed Xafinity Consulting	Paul Belok AON Hewitt Limited
Funding level at the last valuation	111 per cent*	85 per cent	83 per cent
Deficit funding arrangement agreed with the Trustees based on the last valuation	No deficit or other funding required. Future ongoing contributions for active members were reduced to the minimum level required under the scheme rules from July 2012 (approximately £6 million per annum excluding expenses)	£13.1 million per annum until 31 December 2018. The deficit will be reviewed every three years at subsequent valuations	£18.6 million per annum for two years beginning 1 January 2013; and £9.3 million for the year beginning 1 January 2015

* Funding level by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective.

The market value of PSPS scheme assets as at the 5 April 2011 valuation was £5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2011 valuation were as follows:

	%
Rate of increase in salaries	Nil
Rate of inflation:	
Retail Prices Index (RPI)	3.7
Consumer Prices Index (CPI)	3.0
Rate of increase of pensions in payment for inflation:	
Guaranteed (maximum 5%)	3.0
Guaranteed (maximum 2.5%)	2.5
Discretionary	Nil
Expected returns on plan assets	4.2

Mortality assumptions:

The tables used for PSPS pensions in payment at 5 April 2011 were:

Base post-retirement mortality

For current male (female) pensioners 113% (108%) of the mortality rates of the 2000 series mortality tables (PNMA00/PNFA00), published by the Continuous Mortality Investigation Bureau (CMI).

For male (female) non-pensioners 107% (92%) of the 2000 series rates (PNMA00/PNFA00).

Allowance for future improvements to post-retirement mortality

For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90, decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows:

- Period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared with a 20 year period in the core CMI model); and
- Cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period, or by age 100 if earlier, in the core CMI model).

The next triennial valuations for the PSPS, SASPS and M&GGPS as at 5 April 2014, 31 March 2014 and 31 December 2014, respectively are currently in progress.

Prudential plc Annual Report 2014 241
Risks to which the defined benefit schemes expose the Group
Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are detailed below:
— Interest rate and investment risk – this risk arises because the schemes are not invested wholly in assets that most closely match the expected future cash flows. Therefore, falling equity markets and bond yields may lead to higher deficits in the schemes. Details of the investment portfolio of the schemes are provided in section (c);
— Inflation risk – the majority of the benefit obligations of all three schemes are linked to inflation, and higher inflation will lead to higher liabilities; and
— Mortality risk – increases in life expectancy of the members would mean that benefits are paid for longer and will result in an increase in the scheme’s liabilities.
Corporate governance
The Group’s UK pension schemes are regulated by ‘The Pension Regulator’ in accordance with the Pension Act 1995. Trustees have been appointed for each pension scheme and they have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules. The Trustees are required by the Pension Regulator to be well conversant with the Trust Deed & Rules and to act in accordance with these Rules.
The Rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme’s liabilities. The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers.
The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.
The Trustee consults the Principal Employer, the Prudential Assurance Company, on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.
The investment policies and strategies for the other two UK defined benefit schemes, (the SASPS and M&GGPS, which are both final salary schemes), follow similar principles, but have different target allocations reflecting the particular requirements of the schemes. All of the three UK schemes are closed to new entrants.
The majority of the scheme liabilities are linked to inflation. The assets that would most closely match the liabilities are a combination of index-linked government bonds or investment grade derivatives to match these inflation-linked liabilities and fixed interest gilts to match the fixed liabilities of the schemes. These ‘matching assets’ generally are expected to generate lower future returns than asset classes such as equities. The risk that must be traded off against investing in higher expected returns assets is increased volatility of the schemes’ return and higher risk of default.
The Trustee of each of the schemes manages the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members. When determining the investment strategy, the Trustee considers the risk that falls in asset values may not be matched by similar falls in the value of the schemes’ liabilities. It also consults the Principal Employer, in order to understand the Principal Employer’s appetite for bearing this risk and considers the Employer’s ability to make good any shortfall that may arise.
The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This Financial involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2014, the nominal value of the interest and statements inflation-linked swaps amounted to £0.8 billion (2013: £0.8 billion) and negative £3.0 billion (2013: £2.7 billion) respectively.
The SASPS and M&GGPS use very limited or no derivatives to hedge their risks. The risks arising from these schemes are managed through well diversified investments with a portion of the scheme assets invested in inflation-indexed bonds to provide a partial hedge against inflation. The M&G pension scheme also invests in leveraged gilts as part of its asset liability management.
C: al B ance sheet notes

242 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

b Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2014 %	2013 %
Discount rate*	3.5	4.4
Rate of increase in salaries	3.0	3.3
Rate of inflation†		
Retail prices index (RPI)	3.0	3.3
Consumer prices index (CPI)	2.0	2.3
Rate of increase of pensions in payment for inflation:		
PSPS:		
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.0	3.3

* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
† The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2014 were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2014 years		2013 years	
	Male	Female	Male	Female
Retiring today	28.1	29.7	27.9	29.5
Retiring in 20 years' time	30.6	32.7	31.5	32.8

The mean term of the current PSPS liabilities is around 17 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&GGPS, the most recent full valuations have been updated to 31 December 2014, applying the principles prescribed by IAS 19.

c Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2014, the investments in Prudential insurance policies comprise £131 million (2013: £143 million) for PSPS and £132 million (2013: £114 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Prudential plc Annual Report 2014 243

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2014 £m				
		(Charge) credit to income statement or other comprehensive income			
	Surplus (deficit) in schemes at 1 Jan 2014	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2014
All schemes					
Underlying position (without the effect of IFRIC 14)					
Surplus (deficit)	646	(8)	62	55	755
Less: amount attributable to PAC with-profits fund	(457)	(4)	(49)	(15)	(525)
Shareholders' share:					
Gross of tax surplus (deficit)	189	(12)	13	40	230
Related tax	(38)	2	(2)	(8)	(46)
Net of shareholders' tax	151	(10)	11	32	184
Application of IFRIC 14 for the derecognition of PSPS surplus					
Derecognition of surplus	(602)	(26)	(82)	–	(710)
Less: amount attributable to PAC with-profits fund	428	18	60	–	506
Shareholders' share:					
Gross of tax surplus (deficit)	(174)	(8)	(22)	–	(204)
Related tax	35	2	4	–	41
Net of shareholders' tax	(139)	(6)	(18)	–	(163)
With the effect of IFRIC 14					
Surplus (deficit)	44	(34)	(20)	55	45
Less: amount attributable to PAC with-profits fund	(29)	14	11	(15)	(19)
Shareholders' share:					
Gross of tax surplus (deficit)	15	(20)	(9)	40	26
Related tax	(3)	4	2	(8)	(5)
Net of shareholders' tax	12	(16)	(7)	32	21

Underlying investments of the schemes

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 31 December comprise the following investments:

	2014				2013			
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities								
UK	126	86	212	2	133	76	209	3
Overseas	143	317	460	6	12	317	329	5
Bonds*:								
Government	5,078	440	5,518	68	4,288	311	4,599	66
Corporate	931	117	1,048	13	715	107	822	12
Asset-backed securities	197	26	223	3	45	17	62	1
Derivatives	159	(13)	146	2	91	6	97	1
Properties	93	57	150	2	71	44	115	2
Other assets	270	40	310	4	687	24	711	10
Total value of assets	6,997	1,070	8,067	100	6,042	902	6,944	100

* 94 per cent of the bonds are investment graded (2013: 97 per cent).

Financial statements
C: Balance sheet notes

244 Prudential plc Annual Report 2014 **Financial statements** **Notes to primary statements**

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

The movements in the IAS 19 pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	2014 £m						
	Plan assets note (i)	Present value of benefit obligations notes (i), (ii)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies note (iii)	IAS 19 basis net deficit note (i)
Net deficit, beginning of year	6,944	(6,298)	646	(602)	44	(114)	(70)
Current service cost		(30)	(30)		(30)		(30)
Past service cost		(4)	(4)		(4)		(4)
Net interest on net defined benefit liability (asset)	301	(272)	29	(26)	3	(5)	(2)
Administration expenses	(6)		(6)		(6)		(6)
Benefit payments	(266)	266	–		–		–
Employers' contributions [note (iv)]	55		55		55		55
Employees' contributions	2	(2)	–		–		–
Actuarial and other gains and losses [note (v)]	1,037	(975)	62	(82)	(20)	(4)	(24)
Settlements or curtailments	–	3	3		3	–	3
Transfer out of investment in Prudential insurance policies			–		–	(9)	(9)
Net surplus (deficit), end of year	8,067	(7,312)	755	(710)	45	(132)	(87)

	2013 £m						
	Plan assets note (i)	Present value of benefit obligations notes (i), (ii)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies note (iii)	IAS 19 basis net deficit note (i)
Net deficit, beginning of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)
Current service cost		(27)	(27)		(27)		(27)
Net interest on net defined benefit liability (asset)	313	(267)	46	(39)	7	(8)	(1)
Administration expenses paid out of plan assets	(4)		(4)		(4)		(4)
Benefit payments	(254)	254	–		–		–
Employers' contributions [note (iv)]	56		56		56		56
Employees' contributions	2	(2)	–		–		–
Actuarial and other gains and losses [note (v)]	(366)	(197)	(563)	447	(116)	1	(115)
Transfer out of investment in Prudential insurance policies			–		–	62	62
Net surplus (deficit), end of year	6,944	(6,298)	646	(602)	44	(114)	(70)

Prudential plc Annual Report 2014 245

Notes

(i) The IAS 19 basis pensions deficit can be summarised as follows:

	2014 £m			2013 £m		
	Quoted prices in an active market	Other	Total	Quoted prices in an active market	Other	Total
Plan assets						
Equities:						
UK	37	3	40	24	2	26
Overseas	439	16	455	305	14	319
Bonds:						
Government	5,465	–	5,465	4,564	–	4,564
Corporate	959	26	985	781	12	793
Asset-backed securities	223	–	223	62	–	62
Derivatives	146	–	146	97	–	97
Properties	–	150	150	–	115	115
Other assets	306	34	340	527	184	711
Fair value of plan assets, end of year*	7,575	229	7,804	6,360	327	6,687
Present value of benefit obligation			(7,312)			(6,298)
			492			389
Effect of the application of IFRIC 14 for pension schemes:						
Derecognition of PSPS' surplus			(710)			(602)
Consolidation adjustment in respect of investment of PSPS in Prudential policies			131			143
Deficit recognised in the statement of financial position			(87)			(70)

* The IAS 19 basis plan assets at 31 December 2014 of £7,804 million (2013: £6,687 million) is different from the economic basis plan assets of £8,067 million (2013: £6,944 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £263 million (2013: £257 million) comprising £131 million for PSPS (2013: £143 million) and £132 million for the M&G scheme (2013: £114 million).

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

(ii) Maturity profile of the benefit obligations
The weighted average duration of the benefit obligations of the schemes is 18.4 years (2013: 18.2 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes £m						
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2014	237	1,012	1,538	1,704	1,736	9,256	15,483
2013	223	972	1,459	1,672	1,747	10,198	16,271

(iii) The adjustments for investments in Prudential insurance policies are consolidation adjustments for intra-group assets and liabilities with no impact to operating results.

(iv) Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2015 amounts to £45 million (2014: £56 million). These amounts are subject to reassessment when the 2014 triennial valuations are finalised.

(v) The actuarial and other gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2014 £m	2013 £m
Actuarial and other gains and losses		
Return on the scheme assets less amount included in interest income	1,037	(366)
Losses on changes in demographic assumptions	(9)	(22)
Losses on changes in financial assumptions	(939)	(174)
Experience losses on scheme liabilities	(27)	(1)
	62	(563)
Effect of derecognition of PSPS (deficit) surplus	(82)	447
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	(4)	1
	(24)	(115)

Financial statements
C: Balance sheet notes

246 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

d Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £7,312 million (2013: £6,298 million) comprise £6,157 million (2013: £5,316 million) for PSPS and £1,155 million (2013: £982 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2014 and 2013 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis	2014	2013
	2014	2013				
Discount rate	3.5%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:		
				PSPS	3.4%	3.3%
				Other schemes	5.2%	5.1%
Discount rate	3.5%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:		
				PSPS	3.2%	3.1%
				Other schemes	4.9%	4.7%
Rate of inflation	3.0%	RPI: 3.3%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:		
	2.0%	CPI: 2.3%	CPI: Decrease by 0.2%	PSPS	0.6%	0.7%
			with consequent reduction in salary increases	Other schemes	4.2%	4.6%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:		
				PSPS	3.3%	2.7%
				Other schemes	3.0%	2.7%

C10: Share capital, share premium and own shares

	2014			2013		
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:						
At 1 January	2,560,381,736	128	1,895	2,557,242,352	128	1,889
Shares issued under share-based schemes	7,398,214	–	13	3,139,384	–	6
At 31 December	2,567,779,950	128	1,908	2,560,381,736	128	1,895

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2014, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range from	Share price range to	Exercisable by year
31 December 2014	8,624,491	288p	1,155p	2020
31 December 2013	10,233,986	288p	901p	2019

Prudential plc Annual Report 2014 247

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £195 million as at 31 December 2014 (2013: £141 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2014, 10.3 million (2013: 7.1 million) Prudential plc shares with a market value of £153.1 million (2013: £94.5 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2014 was 10.3 million which was in December 2014.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2014 share price				2013 share price		
	Number of shares	Low £	High £	Cost £	Number of shares	Low £	High £	Cost £
January	13,740	13.56	13.56	186,314	11,864	9.15	9.15	108,496
February	16,841	12.77	12.77	215,060	10,900	9.25	9.25	100,868
March	4,623,303	12.82	13.59	60,161,823	11,342	10.15	10.15	115,121
April	149,199	13.12	13.48	2,006,955	894,567	10.30	10.86	9,692,613
May	1,361,688	13.90	14.13	19,184,679	54,781	11.56	11.72	643,608
June	11,290	13.80	13.80	155,802	15,950	10.89	11.11	176,139
July	10,745	13.83	13.83	148,550	11,385	11.20	11.20	135,132
August	11,321	13.22	13.22	149,607	924,499	11.48	11.94	10,955,609
September	355,268	14.18	14.41	5,074,731	10,960	11.38	11.38	124,725
October	51,199	13.75	13.84	704,601	103,999	11.54	11.69	1,201,870
November	51,314	14.36	14.47	737,173	12,108	12.52	12.65	151,773
December	1,223,290	14.41	15.47	17,983,248	2,362,435	12.63	12.93	30,377,986
Total	7,879,198			106,708,543	4,424,790			53,783,940

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2014 was 7.5 million (2013: 7.1 million) and the cost of acquiring these shares of £67 million (2013: £60 million) is included in the cost of own shares. The market value of these shares as at 31 December 2014 was £112 million (2013: £95 million). During 2014, these funds made net additions of 405,940 Prudential shares (2013: net additions of 2,629,816) for a net increase of £7 million to book cost (2013: net increase of £33 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2014 or 2013.

Financial statements
C: Balance sheet notes

248 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

C: Balance sheet notes continued

C11: Capital position statement

This statement sets out the estimated capital position of the Group's subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2014.

C11.1 Life assurance business

a Summary statement

The Group's estimated capital position for its life assurance subsidiaries with reconciliations to shareholders' equity is shown below. In addition, the statement provides an analysis of available capital for Group's life assurance operations, determined by reference to the local regulations, to meet risks and regulatory requirements.

	2014 £m							2013 £m
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance sub-sidiaries and funds note (ii)	Jackson	Asia life assurance sub-sidiaries note (i)	Total life assurance operations note (b)	Total life assurance operations
Group shareholders' equity								
Held outside long-term funds:								
Net assets	–	–	–	1,347	4,067	3,315	8,729	6,922
Goodwill	–	–	–	–	–	233	233	231
Total	–	–	–	1,347	4,067	3,548	8,962	7,153
Held in long-term funds[note (iii)]	–	–	–	2,438	–	–	2,438	2,064
Total Group shareholders' equity	–	–	–	3,785	4,067	3,548	11,400	9,217
Adjustments to regulatory basis								
Unallocated surplus of with-profits funds	–	10,348	10,348	–	–	2,102	12,450	12,061
Shareholders' share of realistic liabilities[note (i)]	–	(2,503)	(2,503)	–	–	–	(2,503)	(3,112)
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	–	(3)	(3)	(83)	(5,177)	(1,187)	(6,450)	(5,300)
Jackson surplus notes[note (iv)]	–	–	–	–	160	–	160	151
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson[note (vii)]	–	–	–	–	3,710	–	3,710	2,610
Pension liability difference between IAS 19 and regulatory basis	–	(47)	(47)	–	–	–	(47)	(55)
Valuation difference on non-profit annuity liabilities within WPSF between IFRS basis and regulatory basis	–	(251)	(251)	–	–	–	(251)	(241)
Other adjustments[note (v)]	–	(344)	(344)	(405)	381	360	(8)	82
Total adjustments	–	7,200	7,200	(488)	(926)	1,275	7,061	6,196
Total available capital resources of life assurance businesses on local regulatory bases	–	7,200	7,200	3,297	3,141	4,823	18,461	15,413
Policyholder liabilities								
UK regulated with-profits funds:[note (i)]								
Insurance contracts	5,872	31,163	37,035	–	–	–	37,035	41,456
Investment contracts with discretionary participation features	382	38,677	39,059	–	–	–	39,059	35,453
Total	6,254	69,840	76,094	–	–	–	76,094	76,909
Other liabilities:								
Insurance contracts:								
With-profits liabilities of non-UK regulated funds[note (i)]	–	–	–	–	–	16,292	16,292	6,744
Unit-linked, including variable annuity	–	2,218	2,218	6,004	81,741	13,696	103,659	83,758
Other life assurance business	436	10,306	10,742	31,656	42,335	8,319	93,052	86,366
Investment contracts with discretionary participation features[note (i)]	–	–	–	–	–	180	180	–
Investment contracts without discretionary participation features[note (vi)]	–	25	25	17,349	2,670	218	20,262	20,176
Total	436	12,549	12,985	55,009	126,746	38,705	233,445	197,044
Total policyholder liabilities shown in the consolidated statement of financial position	6,690	82,389	89,079	55,009	126,746	38,705	309,539	273,953

Prudential plc Annual Report 2014 249

Notes
(i) Up until 31 December 2013, the PAC WPSF unallocated surplus included amounts related to the Hong Kong branch, while the related policyholder liabilities are included in the Asia life assurance subsidiaries but classified as being part of the UK regulated with-profit funds. Following the completion of the process of domestication of the Hong Kong branch (see note D2 for further information) on 1 January 2014, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment from this date. In addition, the related policyholder liabilities are classified as being part of the non-UK regulated funds. The shareholders' share of realistic liabilities adjustment to the regulatory basis is only applicable to the UK regulated with-profits fund.
(ii) Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'. (See note (b) below).
(iii) The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained ring-fenced with segregated assets and liabilities.
(iv) For regulatory purposes the Jackson surplus notes are accounted for as capital.
(v) Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.
(vi) Principally includes unit-linked and similar contracts in the UK and GIC liabilities of Jackson.
(vii) The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

b Reconciliation to the Group total shareholders' equity

The table below reconciles shareholders' equity held in life assurance operations as shown in the table in note (a) to the Group total shareholders' equity as at 31 December 2014:

	2014 £m			
	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds note (i)	Group total
Group shareholders' equity				
Held outside long-term funds:				
Net assets	8,729	493	(1,312)	7,910
Goodwill	233	1,153	77	1,463
Total	8,962	1,646	(1,235)	9,373
Held in long-term funds	2,438	–	–	2,438
Total Group shareholders' equity	11,400	1,646	(1,235)	11,811

Note
(i) Including PAC shareholders' equity. The £(1,235) million includes the core structural borrowings and the elimination of the investment in subsidiaries at the parent company.

c Movement in total available capital on local regulatory bases

Total available capital for the Group's life assurance operations has changed as follows:

	£m				
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group total
Available capital at 31 December 2013	8,000	2,708	2,903	1,802	15,413
Changes in assumptions	(89)	53	–	(60)	(96)
Changes in management policy	(100)	–	–	–	(100)
Other factors (including new business)[note (v)]	(611)	536	238	3,081	3,244
Available capital at 31 December 2014	7,200	3,297	3,141	4,823	18,461

Notes
(i) With-profits sub-fund
The decrease in 2014 of £800 million reflects primarily the transfer of the available capital for the Hong Kong with-profits business to Asia life assurance subsidiaries following the completion of the Hong Kong branch domestication on 1 January 2014 and the negative impact of decreasing yields, partially offset by the positive impact of investment returns earned on the opening available capital.
(ii) Jackson
The increase of £238 million in 2014 reflects an underlying increase of £57 million (applying the 2014 year end exchange rate of US$1.56: £1.00) and £181 million of exchange translation gain.
(iii) Other UK life assurance subsidiaries and funds
The increase in 2014 of £589 million includes the effect of the transfer of the available capital for the Hong Kong non-participating business to the Asia life assurance subsidiaries. Excluding this effect, the increase principally comprises value movement on assets backing surplus capital due to reduction in interest rates and other investment related profits.
(iv) Asia life assurance subsidiaries
The increase of £3,021 million in 2014 reflects an underlying increase of £2,991 million (applying the relevant 2014 year end exchange rates) and £30 million of exchange translation gain. The underlying increase of £2,991 million reflects primarily the transfer of the available capital of the Hong Kong business from the UK operations on 1 January 2014 and its increase during the year.
(v) Other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors. In 2014, the net movement of £3,244 million includes the effect of the difference between the regulations in the UK and Hong Kong as applied to the calculation of the amounts of the available capital for the Hong Kong business transferred between the two operations on 1 January 2014.

Financial statements
C: Balance sheet notes

250 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C11: Capital position statement continued d Basis of preparation, capital requirements and management
Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.
i Asia insurance operations
The available capital shown above of £4,823 million (2013: £1,802 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £1,514 million (2013: £699 million). The 2014 available capital and required capital for Asia insurance operations include the amounts for the Hong Kong with-profits and non-participating business following its domestication as described further below.
The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC was transferred to separate subsidiaries established in Hong Kong following the completion of the process of the domestication of the Hong Kong business on 1 January 2014 (see note D2). Prior to 2014, the Hong Kong business branch of PAC and its capital requirements were subsumed within those of the PAC long-term fund. From 2014, the Hong Kong business is solely regulated by the relevant regulators in Hong Kong and its local available capital and capital requirements are shown within the Asia insurance operations in this note. For material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:
Hong Kong
As mentioned above, the Hong Kong business branch of PAC was domesticated on 1 January 2014 and the resulting companies Prudential Hong Kong Limited (PHKL), for long-term business, and Prudential General Insurance Hong Kong Limited (PGHK), for General Insurance business, were established.
For non-participating business, mathematical reserves are generally calculated using a modified net premium approach with no allowance for future discontinuance. The underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations. Cash flows are discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and the reinvestment rate.
For participating business, mathematical reserves are based on the guaranteed benefits only and use a modified net premium approach with no allowance for future discontinuances. Similar to above, the underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations with the valuation interest rate being a blend of the risk-adjusted portfolio yield and the reinvestment rate.
For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the standard actuarial methodology and prevailing regulations.
The capital requirement for solvency margin calculation varies by underlying risk and duration of liabilities but is generally determined as 4 per cent of mathematical reserves plus 0.3 per cent of the capital at risk.
Indonesia
Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital.
Policy reserves for traditional business are determined on a gross premium reserve basis using prudent best estimate assumptions. For linked business, the value of the units are maintained with a non-unit reserve which is calculated in accordance with standard actuarial methodology.
Korea
A risk-based capital framework applies in Korea.
Policy reserves for traditional business are determined on a net premium reserve basis using standard mortality and prescribed standard interest rates. For linked business, the value of the units are held together with the non-unit reserves and calculated in accordance with the local regulator’s standard actuarial methodology.
In accordance with the local risk-based capital framework, insurers are expected to maintain a level of free surplus in excess of the capital requirements.
Malaysia
A risk-based capital framework applies in Malaysia.
For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.
For non-participating business, gross premium reserves are determined using best estimate assumptions along with provisions for risk margin for adverse deviations. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.
Participating fund surplus is not allowed to be used to support a deficit (if any) and the capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

Prudential plc Annual Report 2014 251
Singapore
A risk-based capital framework applies in Singapore.
For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).
For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.
A registered insurer incorporated in Singapore is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the total risk requirement arising from the assets and liabilities of the insurer calculated in accordance with the Singapore Insurance Act; or (ii) a minimum amount of 5 million Singapore Dollars. The regulator also has the authority to direct that the insurer satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate.
Thailand
A risk-based capital framework applies in Thailand.
For non-participating business, the gross premium reserves are determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.
The risk-free rate is derived from the greater of the current yield curve of Thai government bonds and the weighted-average yield curve of the current and prior seven quarters of Thai government bonds, as with a greater weighting on the current quarter.
Life insurers are required by law to maintain capital funds which are not less than the greater of (i) the sum of capital for all risks and asset as prescribed in the regulation and (ii) a minimum amount of 50 million Thai Baht.
Vietnam
For traditional business, mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.
For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the local regulator’s standard actuarial methodology.
The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business.
ii US insurance operations
The regulatory framework for Jackson is governed by the requirements of the US NAIC approved Risk-Based Capital standards. Under these requirements life insurance companies report using a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The Risk-Based Capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.
The available capital of Jackson shown above of £3,141 million (2013: £2,903 million) reflects US regulatory basis available capital as adjusted to exclude asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future.
Jackson’s Risk-Based Capital ratio is significantly in excess of regulatory requirements. At 31 December 2014, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £356 million at 31 December 2014.
Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus. At 31 December 2014, Jackson reported £242 million of statutory basis value of business acquired as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.
iii UK insurance operations
In the UK, the insurers, regulated by PRA, must hold capital resources equal at least to the Minimum Capital Requirement (MCR). In addition, the rules require insurers to perform Individual Capital Assessments. Under these rules insurers must assess for themselves the amount of capital needed to back their business. If the PRA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.
Financial statements C: Balance sheet notes

252 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
C: Balance sheet notes continued
C11: Capital position statement continued
PAC with-profits sub-fund and Scottish Amicable Insurance Fund
Under PRA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.
Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the PRA refers to as the ‘twin peaks’ approach.
The two separate peaks are: i The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and ii A calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.
Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of £7.2 billion (2013: £8.0 billion) represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin which is estimated to be £1.0 billion at 31 December 2014 (2013: £0.9 billion).
The PRA’s basis of setting the risk capital margin is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The risk capital margin calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.
PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values.
Other UK life assurance subsidiaries and funds
The available capital of £3,297 million (2013: £2,708 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,552 million (2013: £1,364 million).
The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities.
iv Group capital requirements
In addition to the requirements at individual Company level, PRA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2014, together with market risk sensitivity disclosure provided to key management, is provided in the Strategic Report section of the Group’s 2014 Annual Report. Following ratification of the Solvency II Omnibus II Directive on 16 April 2014, Solvency II is expected to come into force on 1 January 2016 and will replace the existing IGD capital requirements.
e Transferability of available capital
For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’, the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.
Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.
For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.
For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations for the prior year or 10 per cent of Jackson’s prior year-end statutory surplus require prior regulatory approval.
For Asia subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The businesses in Asia may, in general, remit dividends to the UK, provided the statutory insurance fund meets the local regulatory solvency targets.
Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities.

Prudential plc Annual Report 2014 253

f Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements. A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios.

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value is expected to change in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates and is used in the UK for annuity business and by Jackson for its fixed interest rate and fixed index annuities and institutional products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, based on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

g Intra-group arrangements in respect of the Scottish Amicable Insurance Fund

Should the assets of the Scottish Amicable Insurance Fund be inadequate to meet the guaranteed benefit obligations of the policyholders of the Scottish Amicable Insurance Fund, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

C11.2 Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations				
	2014 £m				2013 £m
	M&G including Prudential Capital	US	Eastspring Investments	Total	Total
Regulatory and other surplus					
Beginning of year	309	134	129	572	513
Gains during the year	296	20	80	396	424
Movement in capital requirement	(26)	–	(8)	(34)	(4)
Capital injection	1	–	–	1	8
Distributions made to the parent company	(342)	(5)	(62)	(409)	(365)
Exchange movement	–	8	–	8	(4)
End of year	238	157	139	534	572

Financial statements
C: Balance sheet notes

254 Prudential plc Annual Report 2014 Financial statements Notes to primary statements

C: Balance sheet notes continued

C12: Provisions

	2014 £m	2013 £m
Provision in respect of defined benefit pension schemes:[C9]	217	194
Other provisions (see below)	507	441
Total provisions	**724**	**635**

Analysis of other provisions:

	2014 £m				2013 £m			
	Legal provisions	Restructuring provisions note (i)	Other provisions note (ii)	Total	Legal provisions	Restructuring provisions note (i)	Other provisions note (ii)	Total
At 1 January	14	13	414	441	20	27	339	386
Charged to income statement:								
Additional provisions	5	5	357	367	17	2	183	202
Unused amounts released	(3)	(3)	(10)	(16)	(2)	(13)	(10)	(25)
Used during the year	(7)	(4)	(277)	(288)	(21)	(3)	(86)	(110)
Exchange differences	–	–	3	3	–	–	(12)	(12)
Total at 31 December	9	11	487	507	14	13	414	441

Notes

(i) Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

(ii) Other provisions comprise staff benefits provisions of £395 million (2013: £332 million), provisions for onerous contracts of £35 million (2013: £41 million) and regulatory and other provisions of £57 million (2013: £41 million). Staff benefits are generally expected to be paid out within the next three years.

C13: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2014 £m			2013 £m		
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January						
Cost	357	1,060	1,417	251	970	1,221
Accumulated depreciation	(50)	(447)	(497)	(39)	(428)	(467)
Net book amount	307	613	920	212	542	754
Year ended 31 December						
Opening net book amount	307	613	920	212	542	754
Exchange differences	3	(18)	(15)	(1)	(2)	(3)
Depreciation charge	(9)	(81)	(90)	(12)	(75)	(87)
Additions	31	141	172	96	125	221
Arising on acquisitions of subsidiaries	–	1	1	1	77	78
Disposals and transfers	–	(10)	(10)	11	(54)	(43)
Closing net book amount	332	646	978	307	613	920
At 31 December						
Cost	390	1,165	1,555	357	1,060	1,417
Accumulated depreciation	(58)	(519)	(577)	(50)	(447)	(497)
Net book amount	332	646	978	307	613	920

Tangible assets

Of the £646 million of tangible assets, £521 million were held by the Group's with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £141 million (2013: £125 million) arose as follows: £82 million in UK, £16 million in US and £20 million in Asia in insurance operations with the remaining balance of £23 million arising from asset management operations and unallocated corporate expenditure (2013: £68 million in UK, £16 million in US, £23 million in Asia and £18 million in other operations).

Prudential plc Annual Report 2014 255
C14: Investment properties
Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:
2014 £m 2013 £m
At 1 January 11,477 10,554
Additions:
Resulting from acquisitions 669 1,050
Resulting from expenditure capitalised 59 42
Disposals(370)(613)
Net gain from fair value adjustments 914 441
Net foreign exchange differences 20(15)
Transfers (to) from held for sale assets(5) 18
At 31 December 12,764 11,477
The 2014 income statement includes rental income from investment properties of £729 million (2013: £606 million) and direct operating expenses including repairs and maintenance arising from these properties of £41 million (2013: £46 million).
Investment properties of £5,263 million (2013: £4,426 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:
2014 £m 2013 £m
Future Future PV of future Future Future PV of future
minimum finance minimum minimum finance minimum
payments charges payments payments charges payments
Less than 1 year 5 – 5 5 – 5

1	to 5 years 21(3) 18 19(3) 16

Over 5 years 936(830) 106 824(752) 72
Total 962(833) 129 848(755) 93
Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2014 and 2013.
The Group’s policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties are receivable in the following periods:
The total minimum future rentals to be received on non-cancellable sub-leases for the Group’s investment properties held under finance leases at 31 December 2014 are £2,600 million (2013: £2,315 million).
Financial statements C: Balance sheet notes

256 Prudential plc Annual Report 2014 **Financial statements Notes to primary statements**

D: Other notes

D1: Corporate transactions

a Sale of PruHealth and PruProtect businesses

On 10 November 2014, the Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited ('Discovery') for £155 million in cash.

The sale was completed on 14 November 2014. This transaction gave rise to a gain on disposal of £86 million. This amount is shown separately in the Group's supplementary analysis of profit excluded from the Group's IFRS operating profit based on longer-term investment returns. The net cash inflow arising from this sale, as shown in the consolidated statement of cash flows, of £152 million, comprised the net cash proceeds received.

b Held for sale Japan life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction, and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan life business.

The Japan life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

The assets and liabilities of the Japan life business classified as held for sale on the statement of financial position as at 31 December 2014 are as follows:

	2014 £m	2013 £m
Assets		
Investments	898	956
Other assets	45	80
	943	1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)	(120)
Assets held for sale	819	916
Liabilities		
Policyholder liabilities	717	814
Other liabilities	53	54
Liabilities held for sale	770	868
Net assets	49	48

The remeasurement of the carrying value of the Japan life business on classification as held for sale resulted in a charge of £(13) million (2013: £(120) million) as shown in the income statement. These amounts, together with the results of the business including short-term value movements on investments are included within 'Loss attaching to held for sale Japan life business' in the supplementary analysis of profit of the Group as shown in note B1.1.

c Bancassurance partnership with Standard Chartered Bank

On 12 March 2014, the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered Bank. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered Bank branches in nine markets – Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan – subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank distributes Prudential's life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion for distribution rights which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

d Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank

On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank.

Prudential plc Annual Report 2014 257
The consideration for the transaction was THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) was paid 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.
D2: Domestication of the Hong Kong branch business
On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) were transferred.
The costs of enabling the domestication in 2014 were £5 million (2013: £35 million). Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1.
D3: Contingencies and related obligations
The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.
Pension mis-selling review
The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002.
At 31 December 2014 the pension mis-selling provision was £328 million (2013: £286 million). The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4 and is stochastically determined on a discounted basis. The average discount rate in the movement in the year is 2.0 per cent (2013: 3.4 per cent).
The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling including administration costs. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.
The costs associated with the pension mis-selling review have been met from the inherited estate (see below) and, accordingly have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.
In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. This review was completed on 30 June 2002 with the assurance continuing to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004.
Guaranteed annuities
PAC used to sell guaranteed annuity products in the UK and at 31 December 2014 held a provision of £50 million (2013: £36 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2014 a provision of £549 million (2013: £328 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders.
Other matters
Inherited estate of the PAC long-term fund
The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.
This estate enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent of its utilisation.
Financial statements D: Other notes

258 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
D: Other notes continued
D3: Contingencies and related obligations continued Support for long-term business funds by shareholders’ funds
As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.
In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to PAC with the creation of a separate sub-fund, SAIF within PAC’s long-term business fund containing all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and it is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business.
SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned earlier in this note, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance.
Unclaimed Property Provision
Jackson has received regulatory enquiries on an industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (ie reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson’s procedures for the identification of unreported claims and handling of escheatable property.
Jackson continually reviews active and recently terminated policies compared to vendors’ databases of known deaths. At 31 December 2014, Jackson has accrued £13 million to cover any such liability.
Guarantees and commitments
Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £3 million at
31 December 2014 (2013: £13 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.
At 31 December 2014, Jackson has unfunded commitments of £332 million (2013: £298 million) related to its investments in limited partnerships and £73 million (2013: £132 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.
The Group has provided other guarantees and commitments to third parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.
Intra-group capital support arrangements
Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in pension mis-selling review above). While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.
In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC as noted in note D2 regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

Prudential plc Annual Report 2014 259

D4: Post balance sheet events

Completion of the sale of Japan life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, as described further in note D1(b).

Final dividend

The 2014 final dividend approved by the Board of Directors after 31 December 2014 is as described in note B7.

D5: Subsidiary undertakings

a Principal subsidiaries

The principal subsidiary undertakings (those undertakings whose results or financial position, in the opinion of the directors, principally affected the Group's results or financial position) of the Group at 31 December 2014 are disclosed in note 5 'Investments of the Company' of the parent company financial statements.

Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies.

b Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves. Further, UK insurance companies are required to maintain solvency margins in accordance with the rules of the Prudential Regulation Authority. The Group UK asset management company, M&G Investment Management Ltd is also required to maintain capital in accordance with regulatory requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital and surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group's subsidiaries and joint ventures in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note C11.1 of the local capital requirement of the principal funds and companies.

D6: Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders' results.

As a consequence of adoption of IFRS 11 'Joint Arrangements' from 1 January 2013, the Group's joint ventures are accounted for by using the equity method. For these operations the net of tax results are included in the Group's profit before tax.

The investments in these joint ventures have the same accounting year end as the Group, except for joint ventures in India. Although these entities have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The Group's associates, which are also accounted for under the equity method, include PPM South Africa and PruHealth (until its sale in 2014, see note D1). In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss where there are published price quotations is approximately £1.2 billion at 31 December 2014 (2013: £0.5 billion).

The Group's share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures		Associates	
	2014 £m	**2013** £m	**2014** £m	**2013** £m
Shareholder-backed business	162	52	12	7
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	129	88	–	–
Total	291	140	12	7

Financial statements
D: Other notes

260 Prudential plc Annual Report 2014 Financial statements Notes to primary statements
D: Other notes continued
D6: Investments in joint ventures and associates continued
There is no other comprehensive income in the joint ventures and associates. There have been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.
The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interests in the joint ventures.
D7: Related party transactions
Transactions between the Company and its subsidiaries are eliminated on consolidation.
In addition, the Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.
Further, following the adoption of IFRS 11 in 2013, the Group’s investments in joint ventures are now accounted for on an equity method basis. There are no material transactions between these joint ventures and other Group companies.
Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.
In 2014 and 2013, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.
Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors’ remuneration report. Key management remuneration is disclosed in note B3.3.
D8: Commitments
Operating leases and capital commitments
The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
2014 £m 2013 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year 89 110
Later than 1 year and not later than 5 years 214 308
Later than 5 years 105 333
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings 17 20
Minimum lease rental payments included in consolidated income statement 95 92
In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2014 were £232 million (2013: £92 million).

Prudential plc Annual Report 2014 261
Balance sheet of the parent company

31	December Note 2014 £m 2013 £m

Fixed assets
Investments:
Shares in subsidiary undertakings 5 5,373 18,216
Loans to subsidiary undertakings 5 6,329 1,497
11,702 19,713
Current assets
Debtors:
Amounts owed by subsidiary undertakings 3,785 3,706
Other debtors 3 3
Deferred tax 6 8 9
Derivative assets 8 2 3
Cash at bank and in hand 7 224
3,805 3,945
Liabilities: amounts falling due within one year
Commercial paper 7(1,704)(1,634)
Other borrowings 7(500)(200)
Derivative liabilities 8(315)(199)
Amounts owed to subsidiary undertakings(1,108)(2,462)
Tax payable(55)(60)
Sundry creditors(3)(4)
Accruals and deferred income(39)(40)
(3,724)(4,599)
Net current assets (liabilities) 81(654)
Total assets less current liabilities 11,783 19,059
Liabilities: amounts falling due after more than one year
Subordinated liabilities 7(3,320)(3,662)
Debenture loans 7(549)(549)
Other borrowings 7 –(299)
Amounts owed to subsidiary undertakings 5 –(7,227)
(3,869)(11,737)
Total net assets (excluding pension) 7,914 7,322
Pension asset (net of related deferred tax) 9 31 30
Total net assets (including pension) 7,945 7,352
Capital and reserves
Share capital 10 128 128
Share premium 10 1,908 1,895
Profit and loss account 11 5,909 5,329
Shareholders’ funds 11 7,945 7,352
The financial statements of the parent company on pages 261 to 269 were approved by the Board of Directors on 9 March 2015 and signed on its behalf.
Paul Manduca Tidjane Thiam Nic Nicandrou
Chairman Group Chief Executive Chief Financial Officer
Financial statements Parent company

262 Prudential plc Annual Report 2014 Financial statements Notes on the parent company financial statements
Notes on the parent company financial statements

1	Nature of operations

Prudential plc (the ‘Company’) is a parent holding company. The Company, together with its subsidiaries (collectively the ‘Group’), is an international financial services group with its principal operations in Asia, the US and the UK. In Asia, the Group has operations in Hong Kong, Indonesia, Malaysia, Singapore and other countries. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In the UK, the Group operates through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Retirement Income Limited and M&G Investment Management Limited.

2	Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Part 15 of the Companies Act 2006. The Company has taken advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.
The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).
The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company has also taken advantage of the exemption within FRS 29, ‘Financial Instruments: Disclosures’, from the requirements of this standard, because the Company’s results are included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, ‘Financial Instruments: Disclosures’, which is equivalent to FRS 29.

3	Significant accounting policies Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.
Loans to subsidiary undertakings
Loans to subsidiary undertakings are shown at cost, less provisions.
Derivatives
Derivative financial instruments are held to manage certain macroeconomic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.
Borrowings
Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for subordinated debt, over the expected life of the instrument.
Dividends
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.
Share premium
The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.
Foreign currency translation
Assets and liabilities denominated in foreign currencies, including borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Prudential plc Annual Report 2014 263
Tax
Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.
Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, ’Deferred tax’. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.
The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company, or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.
Pensions
The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension Scheme (‘PSPS’) and applied the requirements of FRS 17 ‘Retirement Benefits’ (as amended in December 2006) to its interest in the PSPS surplus or deficit. Further details are disclosed in note 9.
A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.
The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine their present value. These calculations are performed by independent actuaries.
The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.
Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above.
Share-based payment
The Group offers share award and option plans for certain key employees and a Save As You Earn (‘SAYE’) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.
Under FRS 20 ‘Share-based Payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.
Financial statements Parent company

264 Prudential plc Annual Report 2014 Financial statements Notes on the parent company financial statements
Notes on the parent company financial statements continued

4	Reconciliation from UK GAAP to IFRS

The Company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.
2014 £m 2013 £m
Profit after tax
Profit for the financial year of the Company in accordance with UK GAAP 1,460 1,579
IFRS adjustment* 3 16
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS 1,463 1,595
Share in the IFRS result of the Group, net of distributions to the Company† 753(249)
Profit after tax of the Group attributable to shareholders in accordance with IFRS 2,216 1,346
2014 £m 2013 £m
Net equity
Shareholders’ equity of the Company in accordance with UK GAAP and IFRS 7,945 7,352
Share in the IFRS net equity of the Group† 3,866 2,298
Shareholders’ equity of the Group in accordance with IFRS 11,811 9,650
* ‘IFRS adjustment’ in the above table represents the difference in the accounting treatment for pension schemes between UK GAAP and IFRS.
† The ‘shares in the IFRS result and net equity of the Group’ lines represent the Company’s equity in the earnings and net assets of its subsidiaries and associates.
The profit for the financial year of the Company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £1,774 million and £2,332 million for the years ended 31 December 2014 and 2013, respectively.
As stated in note 3, under UK GAAP, the Company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realisable value. For the purpose of this reconciliation, no adjustment is made to the Company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

Prudential plc Annual Report 2014 265

5	Investments of the Company

2014 £m
Shares in Loans to
subsidiary subsidiary
undertakings undertakings
At 1 January 18,216 1,497
Dissolution of subsidiary undertaking(12,791) 6,326
Net reduction in loans –(1,494)
Other movements(52) –
At 31 December 5,373 6,329
In February 2014, the Company dissolved part of the Group’s corporate structure relating to central finance subsidiaries, resulting in a reduction of £12,791 million in the cost of shares in subsidiary undertakings. This dissolution was accompanied by an increase of £6,326 million in loans to subsidiary undertakings and a reduction of £6,114 million in amounts owed to subsidiary undertakings falling due after more than one year. The balance of £1,113 million owed to subsidiary undertakings was offset against loans to subsidiary undertakings.
Other movements comprise £6 million in respect of share-based payments, reflecting the value of payments settled by the Company for employees of its subsidiary undertakings, offset by cash of £58 million received from those subsidiaries in respect of share awards.
The principal subsidiary undertakings of the Company at 31 December 2014 were:
Main activity Country of incorporation
The Prudential Assurance Company Limited Insurance England and Wales
Prudential Retirement Income Limited (PRIL)* Insurance Scotland
M&G Investment Management Limited* Asset management England and Wales
Jackson National Life Insurance Company* Insurance US
Prudential Assurance Company Singapore (Pte) Limited* Insurance Singapore
PT Prudential Life Assurance* Insurance Indonesia
Prudential Hong Kong Limited* Insurance Hong Kong

*	Owned by a subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue.
Each subsidiary operates mainly in its country of incorporation, except for PRIL, which operates mainly in England and Wales.

6	Deferred tax asset

2014 £m 2013 £m
Short-term timing differences 1 2
Unused deferred tax losses 7 7
Total 8 9
Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.
For each category of deferred tax asset recognised, its recoverability against forecast taxable profits is not significantly impacted by expected changes to accounting standards.
The reduction in the UK corporation tax rate from 21 per cent to 20 per cent from 1 April 2015 was substantively enacted on
2 July 2013. Accordingly, the effect of this change was included in the financial statements for the year ended 31 December 2014.
The change did not have a material impact on the Company’s deferred tax balances as at 31 December 2014.
Financial statements Parent company

266 Prudential plc Annual Report 2014 Financial statements Notes on the parent company financial statements

Notes on the parent company financial statements continued

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Core structural borrowings[note (i)]	3,869	4,211	–	–	3,869	4,211
Other borrowings:						
Commercial paper[note (ii)]	–	–	1,704	1,634	1,704	1,634
Floating Rate Notes[note (iii)]	–	–	200	200	200	200
Medium Term Notes 2015[note (ii)]	–	–	300	299	300	299
Total borrowings	3,869	4,211	2,204	2,133	6,073	6,344
Borrowings are repayable as follows:						
Within 1 year or on demand	–	–	2,204	1,834	2,204	1,834
Between 1 and 5 years	–	–	–	299	–	299
After 5 years	3,869	4,211	–	–	3,869	4,211
	3,869	4,211	2,204	2,133	6,073	6,344
Recorded in the balance sheet as:						
Subordinated liabilities[note (iv)]		3,662				
Debenture loans	549	549				
	3,869	4,211				

Notes

(i) Further details on the core structural borrowings of the Company are provided in note C6.1 of the Group financial statements.

(ii) These borrowings support a short-term fixed income securities programme.

(iii) The Company issued £200 million Floating Rate Notes in October 2014 which will mature in October 2015. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been continually reissued upon their maturity.

(iv) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company.

(v) In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.

8 Derivative financial instruments

	2014 £m		2013 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Cross-currency swap	2	–	3	–
Inflation-linked swap	–	315	–	199
Total	2	315	3	199

Derivative financial instruments are held to manage certain macroeconomic exposures. The change in fair value of the derivative financial instruments of the Company was a loss before tax of £115 million (2013: loss before tax of £9 million).

The derivative financial instruments are valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

Prudential plc Annual Report 2014 267

9 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (the 'Scheme') which is primarily a closed defined benefit scheme.

At 31 December 2005, the allocation of surpluses and deficits attaching to the Scheme between the Company and the unallocated surplus of The Prudential Assurance Company Limited ('PAC') with-profits fund was apportioned in the ratio 30/70 following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2014. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

The last completed triennial actuarial valuation of the Scheme was as at 5 April 2011. Further details on the results of this valuation and the total employer contributions to the Scheme for the year are provided in note C9, together with the key assumptions adopted, including mortality assumptions. The triennial valuation of the Scheme as at 5 April 2014 is currently in progress.

Using external actuarial advice provided by the professionally qualified actuaries, Towers Watson, for the valuation of the Scheme, the most recent full valuations have been updated to 31 December 2014 applying the principles prescribed by FRS 17. The long-term expected rates of return are set out below:

	Prospectively for 2015 %	2014 %	2013 %
Equities	6.4	7.6	6.7
Bonds	2.6	3.8	2.8
Properties	5.1	6.4	5.5
Other assets	2.0	2.0	2.0
Weighted average long-term expected rate of return	2.8	3.7	2.9

The assets and liabilities of the Scheme were:

	31 Dec 2014		31 Dec 2013		31 Dec 2012		31 Dec 2011		31 Dec 2010	
	£m	%	£m	%	£m	%	£m	%	£m	%
Equities	269	3.9	145	2.4	123	1.9	210	3.3	548	10.3
Bonds	6,206	88.7	5,048	83.5	5,247	82.0	5,547	86.2	3,864	72.2
Properties	93	1.3	71	1.2	167	2.6	297	4.6	199	3.7
Other assets	429	6.1	778	12.9	863	13.5	378	5.9	740	13.8
Total value of assets	6,997	100.0	6,042	100.0	6,400	100.0	6,432	100.0	5,351	100.0
Present value of Scheme liabilities	(6,157)		(5,316)		(5,226)		(4,844)		(4,866)	
Underlying surplus in the Scheme	840		726		1,174		1,588		485	
Surplus in the Scheme recognised by the Company	39		37		49		52		56	
Amounts reflected in the balance sheet of the Company, net of deferred tax	31		30		38		39		41	

The surplus in the Scheme recognised in the balance sheet of the Company represents the amount which is recoverable through reduced future contributions, and is net of the apportionment to the PAC with-profits fund.

Financial statements
Parent company

268 Prudential plc Annual Report 2014 Financial statements Notes on the parent company financial statements

Notes on the parent company financial statements continued

9 Pension scheme financial position continued

Underlying Scheme liabilities and assets

The change in the present value of the underlying Scheme liabilities and the change in the fair value of the underlying Scheme assets are as follows:

	2014 £m	2013 £m
Present value of Scheme liabilities, at 1 January	5,316	5,226
Current service cost	17	17
Past service cost	4	3
Interest cost	229	225
Employee contributions	1	1
Actuarial gains	830	78
Benefit payments	(240)	(234)
Present value of Scheme liabilities, at 31 December	6,157	5,316

	2014 £m	2013 £m
Fair value of Scheme assets, at 1 January	6,042	6,400
Expected return on Scheme assets	219	182
Employee contributions	1	1
Employer contributions*	11	11
Actuarial gains (losses)	964	(318)
Benefit payments	(240)	(234)
Fair value of Scheme assets, at 31 December	6,997	6,042

* The contributions comprise ongoing service contributions and expenses.

Pension charge and actuarial gains (losses) of the Scheme and attributable to the Company

The pension charge of the Scheme and the charge recognised in the Company's profit and loss account are as follows:

Pension charge:	2014 £m	2013 £m
Operating charge:		
Current service cost	(17)	(17)
Past service cost	(4)	(3)
Finance (expense) income:		
Interest on Scheme liabilities	(229)	(225)
Expected return on Scheme assets	219	182
	(10)	(43)
Total pension charge of the Scheme	(31)	(63)
Pension charge attributable to the Company	(14)	(25)

The pension charge attributable to the Company is net of the apportionment to the PAC with-profits fund and is related to the surplus recognised on the balance sheet of the Company. No adjustment was made to the pension charge in 2014 or 2013 relating to the unrecognised portion of the Scheme's surplus.

Actuarial gains (losses):	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Actual less expected return on Scheme assets (14% (2013: 5%) (2012: 1%) (2011: 15%) (2010: 5%) of assets)	964	(318)	(45)	973	275
Experience (losses) gains on Scheme liabilities (1% (2013: 0%) (2012: 0%) (2011: 6%) (2010: 0%) of liabilities)	(34)	(2)	(19)	295	1
Changes in assumptions underlying the present value of Scheme liabilities	(796)	(76)	(233)	(426)	(370)
Total actuarial gains (losses) (2% (2013: 7%) (2012: 6%) (2011: 17%) (2010: 2%) of the present value of Scheme liabilities)	134	(396)	(297)	842	(94)
Actuarial gains (losses) attributable to the Company before tax	11	8	35	(16)	(14)

Prudential plc Annual Report 2014 269

The total actual return on Scheme assets was a gain of £1,183 million (2013: loss of £136 million).

The experience gains on Scheme liabilities in 2011 of £295 million related mainly to improvements in data consequent upon the 2011 triennial valuation of the Scheme.

The actuarial gains (losses) attributable to the Company are net of the apportionment to the PAC with-profits fund and are related to the surplus recognised in the balance sheet of the Company. In 2014, the actuarial gains attributable to the Company included a charge of £29 million (2013: a credit of £127 million) for the adjustment to the unrecognised portion of surplus which has not been deducted from the pension charge.

The actuarial gains before tax of £11 million (2013: £8 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2014 amount to £112 million (2013: £101 million).

Total employer contributions expected to be paid into the Scheme for the year ending 31 December 2015 amount to £11 million, comprising ongoing service contributions and expenses. This is subject to reassessment when the 2014 triennial valuation is finalised in 2015.

10 Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2014 is set out in note C10 of the Group financial statements.

11 Profit of the Company and reconciliation of the movement in shareholders' funds

The profit after tax of the Company for the year was £1,460 million (2013: £1,579 million). After dividends of £895 million (2013: £781 million), actuarial gains net of tax in respect of the pension scheme of £9 million (2013: £6 million) and share-based payment credits of £6 million (2013: £6 million), retained profit at 31 December 2014 amounted to £5,909 million (2013: £5,329 million). The retained profit includes distributable reserves of £3,435 million and non-distributable reserves of £2,474 million. The non-distributable reserves comprise £2,405 million relating to gains made by intermediate holding companies following the transfer at fair value of certain subsidiaries to other parts of the Group as part of internal restructuring exercises, and £69 million of share-based payment reserves. The amount of £2,405 million is not able to be regarded as part of the distributable reserves of the parent company because the gains relate to intra-group transactions. Under English company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and non-distributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

A reconciliation of the movement in shareholders' funds of the Company is given below:

	2014 £m	2013 £m
Profit for the year[note 4]	1,460	1,579
Dividends	(895)	(781)
	565	798
Actuarial gains recognised in respect of the pension scheme, net of related tax[note 9]	9	6
Share-based payments[note 5]	6	6
New share capital subscribed	13	6
Net increase in shareholders' funds	593	816
Shareholders' funds at beginning of year	7,352	6,536
Shareholders' funds at end of year[note 4]	7,945	7,352

12 Other information

a Information on directors' remuneration is given in the directors' remuneration report section of this Annual Report and note B3.3 of the Group financial statements.

b Information on transactions of the directors with the Group is given in note D7 of the Group financial statements.

c The Company employs no staff.

d Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2013: £0.1 million) and for other services were £0.1 million (2013: £0.1 million).

e In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

13 Post balance sheet events

Subject to shareholders' approval, in May 2015 the Company will pay a final dividend for the year ended 31 December 2014. Further details are provided in note B7 of the Group financial statements.

Financial statements
Parent company

270 Prudential plc Annual Report 2014 Financial statements Statement of directors’ responsibilities/Independent auditor’s report
Statement of directors’ responsibilities in respect of the annual report and the financial statements
The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).
Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:
— Select suitable accounting policies and then apply them consistently;
— Make judgements and estimates that are reasonable and prudent;
— For the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
— For the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
— Prepare the financial statements on the going-concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.
The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions, and disclose with reasonable accuracy, at any time, the financial position of the parent company, and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
Under applicable law and regulations, the directors are also responsible for preparing a strategic report, directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
The directors of Prudential plc, whose names and positions are set out on pages 72 to 75 confirm that to the best of their knowledge:
— The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;
— The strategic report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and
— The Annual Report and financial statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Prudential plc Annual Report 2014 271
Independent auditor’s report to the members of Prudential plc only
Opinions and conclusions arising from our audit
1. Our opinion on the financial statements is unmodified
We have audited the financial statements of Prudential plc for the year ended
31 December 2014 set out on pages 123 to 269. In our opinion:
— The financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at
31 December 2014 and of the Group’s profit for the year then ended;
— The Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union;
— The parent company financial statements have been properly prepared in accordance with UK Accounting Standards; and
— The financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.
2. Our assessment of risks of material misstatement
In arriving at our audit opinion above on the financial statements the risks of material misstatement that had the greatest effect on our audit were as follows:
Investments (£337,454 million)
Refer to page 81 (Audit Committee report), page 136 (accounting policy) and pages 182 to 203 (financial disclosures) The risk – The Group’s investment portfolio represents 91 per cent of the Group’s total assets.
The substantial majority of the portfolio does not involve significant judgement as prices are readily available from liquid market sources.
The areas that involved significant audit effort and judgement in 2014 were the valuation of illiquid positions within the financial investment portfolio representing 2 per cent of the Group’s total assets. These included unlisted equity, unlisted debt securities, derivatives and loans such as commercial mortgage loans and bridge loans. For these positions a reliable third party price was not readily available and therefore involved the application of expert judgement in the valuations adopted.
Our response – We used our own valuation specialists and pricing services to assist us in performing our audit procedures in this area, which included:
— Assessing whether the valuation process is appropriately designed and captures relevant valuation inputs;
— Testing associated controls in respect of the valuation process;
— Performing our own independent price checks from our own pricing services using external quotes for liquid positions and, where available, for illiquid positions;
— Assessing pricing model methodologies and assumptions against industry practice and valuation guidelines;
— Evaluating the testing performed by the Group in order to identify any impairment in relation to loans; and performing our own assessment of loan files to understand the performance of the loans. We obtained an understanding of existing and prospective investee company cash flows to understand whether loans can be serviced or refinancing may be required and considered the impact on impairment testing performed.
We also assessed whether the Group’s disclosures in relation to the valuation of investments are compliant with the relevant accounting requirements, in particular the sensitivity of the valuations adopted to alternative outcomes.
Policyholder Liabilities
(£309,539 million)
Refer to page 81 (Audit Committee report), page 133 (accounting policy) and pages 204 to 219 (financial disclosures) The risk: The Group has significant insurance liabilities representing 87 per cent of the Group’s total liabilities. This is an area that involves significant judgement over uncertain future outcomes, mainly the ultimate total settlement value of long term policyholder liabilities. Economic assumptions, such as investment return and associated discount rates, and operating assumptions such as mortality and persistency are the key inputs used to estimate these long term liabilities. The valuation of the guarantees in the US variable annuity business is a complex exercise as it involves exercising significant judgement over the relationship between the investment return attaching to these products and the guarantees contractually provided to policyholders and the likely policyholder behaviour in response to changes in investment performance. The valuation of the insurance liabilities in relation to the UK annuity business requires the exercise of significant judgement over the setting of mortality and credit risk assumptions.
Our response: We used our own actuarial specialists to assist us in performing our audit procedures in this area, which included: (a) Consideration of the appropriateness of the assumptions used in the stochastic models for the valuation of the US variable annuity guarantees. These included assumptions for investment mix and projected investment returns considered by reference to company specific and industry data and for future growth rates considered by reference to market trends and market volatility.
We assessed assumptions of policyholder behaviour by reference to relevant company historical and industry data.
(b) Consideration of the appropriateness of the mortality and credit risk assumptions used in the valuation of the UK annuity liabilities by reference to company and industry data on historical mortality experience and expectations of future mortality. Our work on the credit risk assumptions primarily considered the appropriateness of the methodology and assumptions by reference to industry practice and our expectation derived from market experience.
Other key audit procedures included assessing the Group’s methodology for calculating the insurance liabilities and their analysis of the movements in insurance liabilities during the year, including consideration of whether the movements are in line with the assumptions adopted by the Group, our understanding of developments in the business and our expectation derived from market experience. We considered the validity of management’s liability adequacy testing which is a key test performed to check that the liabilities are adequate in the context of expected experience. Our work on the liability adequacy test includes assessing the reasonableness of the projected cash flows and challenging the assumptions adopted in the context of company and industry experience data and specific product features.
We considered whether the Group’s disclosures in relation to the assumptions used in the calculation of insurance liabilities are compliant with the relevant accounting requirements, in particular the sensitivities of these assumptions to alternative scenarios and inputs.
Statement of directors’ responsibilities Financial statements Independent auditor’s report

272 Prudential plc Annual Report 2014 Financial statements Independent auditor’s report
Independent auditor’s report to the members of Prudential plc only continued
Deferred Acquisition Costs (‘DAC’)
(£5,930 million)
Refer to page 81 (Audit Committee report), page 135 (accounting policy) and pages 220 to 224 (financial disclosures) The risk – DAC represents 1.6 per cent of the total assets and involves judgement in the identification of, and the extent to which, certain acquisition costs can be deferred, and assessment of recoverability of the asset. The DAC associated with the US business, which represents 87 per cent of total DAC, involves the greatest judgement in terms of measurement and recoverability. The amortisation and recoverability assessment of the US DAC asset is related to the achieved and projected future profit profile. This involves making assumptions about future investment returns and the consequential impact on fee income.
Our response – We used our own actuarial specialists to assist us in performing our audit procedures in this area, which included (i) evaluating the appropriateness of the Group’s deferral policy by comparing it against the requirements of relevant accounting standards;
(ii) evaluating whether costs are deferred in accordance with the Group’s deferral policy; and
(iii)assessing the calculations performed including the appropriateness of the assumptions used in determining the profit profile and the extent of the associated adjustment necessary to the DAC asset. Our work in this area included assessing the reasonableness of assumptions such as the projected investment return by comparing against the Group’s investment portfolio mix and market return data.
We also considered the adequacy of the Group’s disclosures about the degree of estimation involved in the valuation of DAC.
3. Our application of materiality and an overview of the scope of our audit
The materiality for the Group financial statements as a whole was set at £307 million determined with reference to a benchmark of IFRS shareholders’ equity (of which it represents 3 per cent). We consider IFRS shareholders’ equity to be the most appropriate benchmark as it represents the residual interest that can be ascribed to shareholders after policyholder assets and corresponding liabilities have been accounted for.
We report to the Group audit committee any corrected or uncorrected identified misstatements exceeding £15 million in addition to other identified misstatements that warrant reporting on qualitative grounds.
We subjected the Group’s operations to audits for Group reporting purposes as follows:
— Audits for Group reporting purposes in relation to the financial information of the insurance operations in the UK, US, Hong Kong, Indonesia, Singapore, Malaysia, Korea, Vietnam and fund management operations in the UK (M&G). These audits covered 92 per cent of total Group revenue; 88 per cent of Group profit before tax; 91 per cent of total Group assets and 89 per cent of Group shareholders’ equity.
— Audits of account balances that correspond to the risks of material misstatement identified above in relation to Prudential Capital and the insurance operations in China, Taiwan and Thailand. The account balances audited are investments, policyholder liabilities and deferred acquisition costs. These operations covered 2 per cent of total Group revenue; 4 per cent of Group profit before tax; 2 per cent of total Group assets and 1 per cent of Group shareholders’ equity.
The remaining operations cover 6 per cent of total Group revenue, 8 per cent of Group profit before tax and 7 per cent of total Group assets, none of which individually represented more than 4 per cent of any of total Group revenue, Group profit before tax or total Group assets. For the remaining operations, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these operations.
The Group team in the UK covered the UK Group Head office operations. Component auditors performed the audit work in the remaining locations.
The Group audit team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group audit team approved the component materialities, which were set as £110 million for key reporting components in Asia and £140 million for all other key reporting components listed above, having regard to the size and risk profile of the Group.
The Group audit team visited 10 component locations in insurance operations in UK, US, Hong Kong, Indonesia, Singapore, Malaysia, Korea and Vietnam, fund management operations in M&G and Prudential Capital. This included an assessment of the audit risk and strategy. Video and telephone conference meetings were also held with these component auditors and certain others that were not physically visited. At these visits and meetings, the findings reported to the Group audit team were discussed in more detail, and any further work required by the Group audit team was then performed by the component auditor The Senior Statutory Auditor, in conjunction with other senior staff in the Group team, also regularly attended Business Unit audit committee meetings (at a regional level for Asia) and participated in meetings with local management to understand at first hand the key risks and audit issues at a component level which may affect the Group financial statements.
4. Our opinion on other matters prescribed by the Companies Act 2006 is unmodified
In our opinion:
— The part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
— The information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Prudential plc Annual Report 2014 273
We have nothing to report in respect of the matters on which we are required to report by exception
Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the annual report that contains a material inconsistency with either that knowledge or the financial statements, a material misstatement of fact, or that is otherwise misleading.
In particular, we are required to report to you if:
— We have identified material inconsistencies between the knowledge we acquired during our audit and the directors’ statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or
— The Audit Committee Report does not appropriately address matters communicated by us to the audit committee.
Under the Companies Act 2006 we are required to report to you if, in our opinion:
— Adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
— The parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
— Certain disclosures of directors’ remuneration specified by law are not made; or
— We have not received all the information and explanations we require for our audit.
Under the Listing Rules we are required to review:
— The directors’ statement, set out on page 90, in relation to going concern; and
— The part of the Corporate Governance Statement on page 88 relating to the Company’s compliance with the ten provisions of the 2012 UK Corporate Governance Code specified for our review.
We have nothing to report in respect of the above responsibilities.
Scope of report and responsibilities
As explained more fully in the Directors’ Responsibilities Statement set out on page 270, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website at www.kpmg.com/uk/ auditscopeukco2014a which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.
Rees Aronson
(Senior Statutory Auditor) for and on behalf of KPMG LLP, Statutory Auditor Chartered Accountants London
9 March 2015
Financial statements Independent auditor’s report

274 Prudential plc Annual Report 2014

Prudential plc Annual Report 2014 275
Section 6
European Embedded Value (EEV) basis results
276 Index to EEV basis results
Description of EEV basis reporting
In broad terms, IFRS profits for long-term business reflect the aggregate of results on a traditional accounting basis. By contrast, embedded value is a way of reporting the value of the life insurance business.
The European Embedded Value principles were published by the CFO Forum of major European insurers in May 2004 and subsequently supplemented by Additional Guidance issued in October 2005. The principles provide consistent definitions, a framework for setting actuarial assumptions and an approach to the underlying methodology and disclosures.
Results prepared under the EEV principles capture the discounted value of future profits expected to arise from the current book of long-term business. The results are prepared by projecting cash flows, by product, using best estimate assumptions for all relevant factors. Furthermore, in determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality, morbidity and expenses. Further details are explained in notes 16 and 17.
Post-tax basis of presentation
As previously announced, from 1 January 2014, the basis of presentation has been altered to be on a post-tax basis and, accordingly, all comparatives are shown on a comparable basis.

6

European Embedded Value Financial statements (EEV basis) results

276 Prudential plc Annual Report 2014 Financial statements European Embedded Value (EEV) basis results
Index to European Embedded Value (EEV) basis results
277 Post-tax operating profit based on longer-term
investment returns
278 Post-tax summarised consolidated income statement
278 Movement in shareholders’ equity
279 Summary statement of financial position
Notes on the EEV basis results
280 1 Basis of preparation
280 2 Results analysis by business area
282 3 Analysis of new business contribution
283 4 Operating profit from business in force
285 5 Short-term fluctuations in investment returns
286 6 Effect of changes in economic assumptions
287 7 Sale of PruHealth and PruProtect businesses
287 8 Held for sale Japan life business
288 9 Domestication of the Hong Kong branch business
288 10 Net core structural borrowings of shareholder-
financed operations
289 11 Analysis of movement in free surplus
291 12 Reconciliation of movement in shareholders’ equity
292 13 Reconciliation of movements in net worth and value of in-force for long-term business
294 14 Expected transfer of value of in-force business to free surplus
295 15 Sensitivity of results to alternative assumptions
297 16 Methodology and accounting presentation
303 17 Assumptions
307 18 New business premiums and contributions

Prudential plc Annual Report 2014 277

European Embedded Value (EEV) basis results

Post-tax operating profit based on longer-term investment returns

Results analysis by business area

	Note	2014 £m	2013* £m note (iii)
Asia operations			
New business	3	1,162	1,139
Business in force	4	739	753
Long-term business		1,901	1,892
Eastspring Investments		78	64
Development expenses		(1)	(1)
Total		1,978	1,955
US operations			
New business	3	694	706
Business in force	4	834	820
Long-term business		1,528	1,526
Broker-dealer and asset management		6	39
Total		1,534	1,565
UK operations			
New business	3	270	237
Business in force	4	476	595
Long-term business		746	832
General insurance commission		19	22
Total UK insurance operations		765	854
M&G (including Prudential Capital)		386	346
Total		1,151	1,200
Other income and expenditure note (i)		(531)	(482)
Solvency II and restructuring costs note (ii)		(36)	(34)
Post-tax operating profit based on longer-term investment returns		4,096	4,204
Analysed as profits (losses) from:			
New business	3	2,126	2,082
Business in force	4	2,049	2,168
Long-term business		4,175	4,250
Asset management		470	449
Other results		(549)	(495)
Total		4,096	4,204

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis. This approach has been adopted throughout this supplementary information.

Notes

(i) EEV basis other income and expenditure represents the post-tax IFRS basis result, less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 16(a)(vii)).

(ii) Solvency II and restructuring costs comprise the net of tax charge recognised on an IFRS basis and the additional amount recognised on the EEV basis for the shareholders' share incurred by the PAC with-profits fund.

(iii) The comparative results have been prepared using previously reported average exchange rates for the year. For memorandum disclosure purposes, note 2 presents the 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases.

Financial statements
European Embedded Value (EEV) basis results

278 Prudential plc Annual Report 2014 Financial statements European Embedded Value (EEV) basis results

European Embedded Value (EEV) basis results continued

Post-tax summarised consolidated income statement

	Note	2014 £m	2013* £m
Post-tax operating profit based on longer-term investment returns			
Asia operations		1,978	1,955
US operations		1,534	1,565
UK operations		1,151	1,200
Other income and expenditure		(531)	(482)
Solvency II and restructuring costs		(36)	(34)
Post-tax operating profit based on longer-term investment returns		4,096	4,204
Short-term fluctuations in investment returns	5	763	(564)
Effect of changes in economic assumptions	6	(369)	629
Mark to market value movements on core borrowings		(187)	152
Gain on sale of PruHealth and PruProtect	7	44	–
Loss attaching to held for sale Japan life business	8	–	(35)
Costs of domestication of Hong Kong branch	9	(4)	(28)
Total post-tax non-operating profit		247	154
Profit for the year attributable to equity holders of the Company		4,343	4,358

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Movement in shareholders' equity

	Note	2014 £m	2013* £m
Profit for the year attributable to equity shareholders		4,343	4,358
Items taken directly to equity:			
Exchange movements on foreign operations and net investment hedges		737	(1,077)
Dividends		(895)	(781)
New share capital subscribed		13	6
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(11)	(53)
Reserve movements in respect of share-based payments		106	98
Treasury shares:			
Movement in own shares in respect of share-based payment plans		(48)	(10)
Movement in own shares purchased by unit trusts consolidated under IFRS		(6)	(31)
Mark to market value movements on Jackson assets backing surplus and required capital		77	(97)
Net increase in shareholders' equity	12	4,316	2,413
Shareholders' equity at beginning of year:			
As previously reported	12	24,856	22,443
Effect of the domestication of Hong Kong branch on 1 January 2014	9	(11)	–
		24,845	22,443
Shareholders' equity at end of year	12	29,161	24,856

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Prudential plc Annual Report 2014 279

Movement in shareholders' equity

Comprising:	31 Dec 2014 £m Long-term business operations note 12	Asset management and other operations	Total	31 Dec 2013 £m Long-term business operations note 12	Asset management and other operations	Total
Asia operations	12,545	274	12,819	10,536	255	10,791
US operations	8,379	157	8,536	6,966	134	7,100
UK insurance operations	8,433	19	8,452	7,342	22	7,364
M&G	–	1,646	1,646	–	1,602	1,602
Other operations	–	(2,292)	(2,292)	–	(2,001)	(2,001)
Shareholders' equity at end of year	29,357	(196)	29,161	24,844	12	24,856
Representing:						
Net assets excluding acquired goodwill and holding company net borrowings	29,124	1,542	30,666	24,613	1,155	25,768
Acquired goodwill	233	1,230	1,463	231	1,230	1,461
Holding company net borrowings at market value note 10	–	(2,968)	(2,968)	–	(2,373)	(2,373)
	29,357	(196)	29,161	24,844	12	24,856

Summary statement of financial position

	Note	31 Dec 2014 £m	31 Dec 2013 £m
Total assets less liabilities, before deduction for insurance funds		326,633	288,826
Less insurance funds:*			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(314,822)	(279,176)
Less shareholders' accrued interest in the long-term business		17,350	15,206
		(297,472)	(263,970)
Total net assets	12	29,161	24,856
Share capital		128	128
Share premium		1,908	1,895
IFRS basis shareholders' reserves		9,775	7,627
Total IFRS basis shareholders' equity	12	11,811	9,650
Additional EEV basis retained profit	12	17,350	15,206
Total EEV basis shareholders' equity (excluding non-controlling interests)	12	29,161	24,856

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	31 Dec 2014	31 Dec 2013
Based on EEV basis shareholders' equity of £29,161 million (2013: £24,856 million) (in pence)	1,136p	971p
Number of issued shares at year end (millions)	2,568	2,560
Annualised return on embedded value*	16%	19%

* Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity.

The supplementary information on pages 277 to 307 was approved by the Board of Directors on 9 March 2015.

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Financial statements
European Embedded Value (EEV) basis results

280 Prudential plc Annual Report 2014 **Financial statements Notes on the EEV basis results**

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and subsequently supplemented by Additional Guidance on EEV Disclosure issued in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS). The EEV results are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The auditors have reported on the 2014 EEV basis results supplement to the Company's statutory accounts for 2014. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006. Except for the change in presentation of EEV results from pre-tax to post-tax, as described in the additional unaudited financial information for the 2013 annual report, the 2013 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2013.

A detailed description of the EEV methodology and accounting presentation is provided in note 16.

2 Results analysis by business area

The 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2013 CER comparative results are translated at 2014 average exchange rates.

Annual premium and contribution equivalents (APE) (note 16(a)(ii))

		2014 £m	2013 £m		% change	
	Note		AER	CER	AER	CER
Asia operations		2,237	2,125	1,946	5%	15%
US operations		1,556	1,573	1,494	(1%)	4%
UK operations		857	725	725	18%	18%
Total	3	4,650	4,423	4,165	5%	12%

Post-tax operating profit

		2014 £m	2013 £m		% change	
	Note		AER	CER	AER	CER
Asia operations						
New business	3	1,162	1,139	1,032	2%	13%
Business in force	4	739	753	673	(2)%	10%
Long-term business		1,901	1,892	1,705	0%	11%
Eastspring Investments		78	64	59	22%	32%
Development costs		(1)	(1)	(1)	0%	0%
Total		1,978	1,955	1,763	1%	12%
US operations						
New business	3	694	706	670	(2)%	4%
Business in force	4	834	820	779	2%	7%
Long-term business		1,528	1,526	1,449	0%	5%
Broker-dealer and asset management		6	39	37	(85)%	(84)%
Total		1,534	1,565	1,486	(2)%	3%
UK operations						
New business	3	270	237	237	14%	14%
Business in force	4	476	595	595	(20)%	(20)%
Long-term business		746	832	832	(10)%	(10)%
General insurance commission		19	22	22	(14)%	(14)%
Total UK insurance operations		765	854	854	(10)%	(10)%
M&G (including Prudential Capital)		386	346	346	12%	12%
Total		1,151	1,200	1,200	(4)%	(4)%
Other income and expenditure		(531)	(482)	(482)	(10)%	(10)%
Solvency II and restructuring costs		(36)	(34)	(34)	(6)%	(6)%
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%

Prudential plc Annual Report 2014 281

	Note	2014 £m	2013 £m		% change	
			AER	CER	AER	CER
Analysed as profits from:						
New business	3	2,126	2,082	1,939	2%	10%
Business in force	4	2,049	2,168	2,047	(5)%	0%
Total long-term business		4,175	4,250	3,986	(2)%	5%
Asset management		470	449	442	5%	6%
Other results		(549)	(495)	(495)	(11)%	(11)%
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%

Post-tax profit

	Note	2014 £m	2013 £m		% change	
			AER	CER	AER	CER
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%
Short-term fluctuations in investment returns	5	763	(564)	(529)	235%	244%
Effect of changes in economic assumptions	6	(369)	629	623	(159)%	(159)%
Other non-operating profit		(147)	89	94	(265)%	(256)%
Total post-tax non-operating profit		247	154	188	60%	31%
Profit for the year attributable to shareholders		4,343	4,358	4,121	0%	5%

Basic earnings per share (in pence)

	2014	2013		% change	
		AER	CER	AER	CER
Based on post-tax operating profit including longer-term investment returns	160.7p	165.0p	154.4p	(3%)	4%
Based on post-tax profit	170.4p	171.0p	161.7p	0%	5%
Average number of shares (millions)	2,549	2,548	2,548		

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

282 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

3 Analysis of new business contribution

(i) Group summary

	2014				
	Annual premium and contribution equivalents (APE) note 18 £m	Present value of new business premiums (PVNBP) note 18 £m	New business contribution note £m	New business margin APE %	New business margin PVNBP %
Asia operations[note ii]	2,237	12,331	1,162	52	9.4
US operations	1,556	15,555	694	45	4.5
UK insurance operations	857	7,471	270	32	3.6
Total	4,650	35,357	2,126	46	6.0

	2013				
	Annual premium and contribution equivalents (APE) note 18 £m	Present value of new business premiums (PVNBP) note 18 £m	New business contribution* note £m	New business margin* APE %	New business margin* PVNBP %
Asia operations[note ii]	2,125	11,375	1,139	54	10.0
US operations	1,573	15,723	706	45	4.5
UK insurance operations	725	5,978	237	33	4.0
Total	4,423	33,076	2,082	47	6.3

Note

The increase in new business contribution of £44 million from £2,082 million for 2013 to £2,126 million in 2014 comprises an increase on a CER basis of £187 million, offset by foreign exchange effects of £(143) million. The increase of £187 million on the CER basis comprises a contribution of £277 million reflecting higher sales volumes and the impact of pricing and product actions, offset by a £(90) million adverse effect of reductions in long-term interest rates in the year (analysed as Asia negative £(17) million, US negative £(63) million and UK negative £(10) million).

(ii) Asia operations

	2014 £m	2013* £m AER	2013* £m CER
China	27	28	26
Hong Kong	405	283	269
India	12	15	14
Indonesia	296	359	301
Korea	11	25	25
Taiwan	29	31	29
Other	382	398	368
Total Asia operations	1,162	1,139	1,032

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Prudential plc Annual Report 2014 283

4 Operating profit from business in force

(i) Group summary

	2014 £m			
	Asia operations note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total note
Unwind of discount and other expected returns	648	382	410	1,440
Effect of changes in operating assumptions	52	86	–	138
Experience variances and other items	39	366	66	471
Total	739	834	476	2,049

	2013* £m			
	Asia operations note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total note
Unwind of discount and other expected returns	668	395	437	1,500
Effect of changes in operating assumptions	5	76	98	179
Experience variances and other items	80	349	60	489
Total	753	820	595	2,168

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Note
The movements in operating profit from business in force of £(119) million from £2,168 million in 2013 to £2,049 million for 2014 comprises:

	2014 £m
Reduction in unwind of discount and other expected returns:	
Foreign exchange effects	(80)
Effect of changes in interest rates	(187)
Effect of growth in opening value and other items	207
	(60)
Non-recurrent benefit in 2013 of reduction in UK corporate tax rates	(98)
Year-on-year change in effects of other operating assumptions, experience variances and other items	39
Net decrease in operating profit from business in force	(119)

(ii) Asia operations

	2014 £m	2013* £m
Unwind of discount and other expected returns[note (a)]	648	668
Effect of changes in operating assumptions:		
Mortality and morbidity[note (b)]	27	19
Persistency and withdrawals[note (c)]	(17)	(23)
Expense	(5)	(6)
Other[note (d)]	47	15
	52	5
Experience variances and other items:		
Mortality and morbidity[note (e)]	23	33
Persistency and withdrawals[note (f)]	44	36
Expense[note (g)]	(27)	(17)
Other	(1)	28
	39	80
Total Asia operations	739	753

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

284 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

4 Operating profit from business in force continued

Notes
(a) The decrease in unwind of discount and other expected returns of £(20) million from £668 million for 2013 to £648 million for 2014 is impacted by the effect of lower interest rates of £(55) million, and a £(61) million adverse foreign currency translation effect, partially offset by £96 million mainly for the increase in the opening in-force value.
(b) In 2014, the credit of £27 million for mortality and morbidity assumption changes reflects a number of offsetting items, including the effect of reduced projected mortality rates for Hong Kong. In 2013, the credit of £19 million mainly reflected the beneficial effect arising from the renegotiation of a reinsurance agreement in Indonesia.
(c) In 2014, the charge of £(17) million for persistency assumptions mainly reflects increased partial withdrawal assumptions on unit-linked business in Korea. For 2013, the charge of £(23) million reflected a number of offsetting items including the effect of strengthening lapse and premium holiday assumptions in Korea.
(d) In 2014, the credit of £47 million for other assumption changes reflects a number of offsetting items, including the effects of modelling improvements and those arising from asset allocation changes in Hong Kong.
(e) The favourable effect of mortality and morbidity experience in 2014 of £23 million (2013: £33 million) reflects better than expected experience in Indonesia and Hong Kong, offset by higher claims in Malaysia on medical reimbursement products.
(f) The positive persistency and withdrawals experience variance in 2014 of £44 million (2013: £36 million) reflects favourable experience principally in Hong Kong across all product groups.
(g) The expense experience variance at 2014 is negative £(27) million (2013: negative £(17) million). The variance arises in operations which are currently sub-scale (China, Malaysia Takaful and Taiwan), and from short-term overruns in India and Korea.

(iii) US operations

	2014 £m	2013* £m
Unwind of discount and other expected returns[note (a)]	382	395
Effect of changes in operating assumptions:		
Persistency[note (b)]	55	47
Other[note (c)]	31	29
	86	76
Experience variances and other items:		
Spread experience variance[note (d)]	192	217
Amortisation of interest-related realised gains and losses[note (e)]	56	58
Other[note (f)]	118	74
	366	349
Total US operations	834	820

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes
(a) The decrease in unwind of discount and other expected returns of £(13) million from £395 million for 2013 to £382 million for 2014 reflects a £(73) million adverse effect of the 90 basis points reduction in the US 10-year treasury rate and a £(19) million adverse foreign currency effect, partially offset by a £79 million effect mainly for the underlying growth in the in-force book.
(b) The credit in 2014 of £55 million (2013: £47 million) for persistency assumption changes principally relates to revised assumptions for variable annuity business to more closely reflect recent experience.
(c) The effect of other changes in operating assumptions of £31 million reflects a number of offsetting items and includes the capitalised effect of changes in projected policyholder variable annuity fees of £46 million (2013: £33 million) which vary depending on the size and mix of variable annuity funds.
(d) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 17 (ii)). The spread experience variance in 2014 of £192 million (2013: £217 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.
(e) The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested, there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the year when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.
(f) The effect of £118 million in 2014 for other experience variances and other items includes the effect of favourable persistency, mortality and tax experience variances, the most significant item arising from the continued positive persistency experience for annuity business of £59 million (2013: £40 million).

(iv) UK insurance operations

	2014 £m	2013* £m
Unwind of discount and other expected returns[note (a)]	410	437
Effect of change in UK corporate tax rate[note (b)]	–	98
Other items[note (c)]	66	60
Total UK insurance operations	476	595

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes
(a) The decrease in unwind of discount and other expected returns of £(27) million from £437 million for 2013 to £410 million for 2014 reflects a £(59) million adverse impact of the 130 basis point reduction in gilt yields partially offset by £32 million mainly for the underlying growth in the in-force book.
(b) For 2013, the positive contribution from the change in UK corporate tax rates of £98 million reflected the combined effect of the reductions in corporate rates from 23 per cent to 21 per cent from April 2014 and 21 per cent to 20 per cent from April 2015.
(c) Other items of £66 million for 2014 (2013: £60 million) principally reflect the positive effects of rebalancing the investment portfolio backing annuity business (see note 16(b)(ii)).

Prudential plc Annual Report 2014 285

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the year arise as follows:

(i) Group summary

	2014 £m	2013* £m
Insurance operations:		
Asia[note (ii)]	439	(308)
US[note (iii)]	(166)	(280)
UK[note (iv)]	583	28
	856	(560)
Other operations[note (v)]	(93)	(4)
Total	763	(564)

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

(ii) Asia operations

The short-term fluctuations in investment returns for Asia operations comprise amounts in respect of:

	2014 £m	2013* £m
Hong Kong	178	(178)
Indonesia	35	(44)
Singapore	92	(80)
Other	134	(6)
Total Asia operations	439	(308)

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

These fluctuations mainly arise from decreases (2014) and increases (2013) in long-term interest rates as they affect the value of bonds in the portfolios backing liabilities and related capital. The £134 million credit for other operations in 2014 principally arises in Taiwan of £23 million and in Thailand of £49 million for unrealised gains on bonds.

(iii) US operations

The short-term fluctuations in investment returns for US operations comprise:

	2014 £m	2013* £m
Investment return related experience on fixed income securities[note (a)]	31	13
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity[note (b)]	(187)	(377)
Other items including actual less long-term return on equity based investments[note (c)]	(10)	84
Total US operations	(166)	(280)

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes

(a) The credit relating to fixed income securities comprises the following elements:
- The excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account;
- Credit loss experience (versus the longer-term assumption); and
- The impact of changes in the asset portfolio.

(b) This item reflects the net impact of:
- Variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- Related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options.

(c) For 2013, other items of £84 million primarily reflected a beneficial impact of the excess of actual over assumed return from investments in limited partnerships.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

286 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

5 Short-term fluctuations in investment returns continued

(iv) UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations comprise:

	2014 £m	2013* £m
Shareholder-backed annuity[note (a)]	310	(58)
With-profits, unit-linked and other[note (b)]	273	86
	583	28

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes

(a) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
- Gains/(losses) on surplus assets compared to the expected long-term rate of return reflecting reductions/(increases) in corporate bond and gilt yields;
- The difference between actual and expected default experience; and
- The effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b) The short-term fluctuations in investment returns for with-profits, unit-linked and other business primarily arise from the excess of actual over expected returns for with-profits business, reflecting a total pre-tax return on the fund (including unallocated surplus) in 2014 of 9.5 per cent compared to an assumed rate of return of 5.0 per cent (2013: 8.0 per cent total return compared to assumed rate of 6.0 per cent). In addition, the amount includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund taken out during 2013. This hedge reduces the risks arising from equity market declines.

(v) Other operations

Short-term fluctuations in investment returns of other operations were negative £(93) million (2013: negative £(4) million) representing unrealised value movements on investments and foreign exchange items.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in profit for the year, arise as follows:

(i) Group summary

	2014 £m	2013* £m
Asia operations[note (ii)]	(269)	255
US operations[note (iii)]	(77)	242
UK insurance operations[note (iv)]	(23)	132
Total	(369)	629

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations comprises:

	2014 £m	2013* £m
Hong Kong	(121)	289
Malaysia	11	(62)
Indonesia	25	(176)
Singapore	(42)	90
Taiwan	(21)	92
Other	(121)	22
Total Asia operations	(269)	255

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

The negative effect of £(269) million in 2014 principally reflected the overall impact of the reduction in fund earned rates for participating business in Hong Kong, Singapore and Taiwan, driven by the decrease in long-term interest rates. A negative effect has been reported on non-participating business in Korea (adverse £(38) million) and Thailand (adverse £(34) million) for similar reasons. These amounts were partially offset by the positive effect of valuing future health and protection profits at lower discount rates in Indonesia and Malaysia.

The positive impact in 2013 of £255 million reflected the overall impact of an increase in fund earned rates for participating business, principally arising in Hong Kong, Singapore and Taiwan, mainly due to the increase in long-term interest rates. There were partial offsets arising in Indonesia and Malaysia, valuing the negative impact of future health and protection profits at a higher discount rate.

Prudential plc Annual Report 2014 287

(iii) US operations

The effect of changes in economic assumptions for US operations comprises:

	2014 £m	2013* £m
Effect of changes in 10-year treasury rates:		
Fixed annuity and other general account business[note (a)]	151	(244)
Variable annuity business[note (b)]	(228)	382
Decrease in additional allowance for credit risk[note (c)]	–	104
Total[note (d)]	(77)	242

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes

(a) For fixed annuity and other general account business, the credit of £151 million in 2014 principally arises from the effect on the future projected spread income of applying a lower discount rate on the opening value of the in-force book, arising from the 90 basis points reduction in the 10-year treasury rates (2013: charge of £(244) million reflecting the 130 basis points increase).

(b) In 2014, there was a 90 basis points decline in 10-year treasury rates. For variable annuity business the charge of £(228) million principally reflects the net effect of the consequent decrease in the assumed future rate of return on the underlying separate account assets, resulting in lower projected fee income and an increase in projected benefit costs, partially offset by the decrease in the risk discount rate. The credit of £382 million in 2013 reflected an increase in the risk-free rate of 130 basis points.

(c) For 2013, the £104 million effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads (50 basis points for spread business and 10 basis points for variable annuity business).

(d) The overall credit in 2013 of £242 million included a charge of £(13) million for the effect of a change in required capital on the EEV basis from 235 per cent to 250 per cent of risk-based capital.

(iv) UK insurance operations

The effect of changes in economic assumptions for UK insurance operations comprises the following:

	2014 £m	2013* £m
Effect of changes in expected long-term rates of return, risk discount rates and other changes:		
Shareholder-backed annuity business[note (a)]	352	(56)
With-profits and other business[note (b)]	(375)	188
Total	(23)	132

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis – see note 1.

Notes

(a) For shareholder-backed annuity business, the overall positive effect reflects the effect on the present value of projected spread income arising from the reduction in expected long-term rates of return and risk discount rates, following the swap rate decline in 2014.

(b) For with-profits and other business, the total charge in 2014 of £(375) million (2013: credit of £188 million) includes the net effect of the reduction in fund earned rates and risk discount rates (as shown in note 17(iii)), arising from the 130 basis points decrease (2013: increase of 120 basis points) in the 15-year government bond rate and portfolio changes.

7 Sale of PruHealth and PruProtect businesses

On 10 November 2014, the Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited. The sale was completed on 14 November 2014. This transaction gave rise to a gain on disposal of £44 million.

8 Held for sale Japan life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The loss of Japan life business in the 2013 results includes the reduction in EEV carrying value to reflect the completion of sale.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

288 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

9 Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The 2014 EEV basis results includes opening adjustments arising from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements that arise from the newly established subsidiaries as follows:

	2014 £m				
Adjustment to shareholders' equity at 1 January 2014	Free surplus	Required capital	Total net worth	Value of in-force business	Total long-term business operations
Asia operations	(104)	104	–	(40)	(40)
UK insurance operations	69	(69)	–	29	29
Opening adjustment	(35)	35	–	(11)	(11)

The net EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business. The post-tax costs incurred to enable the domestication in 2014 were £4 million (2013: £28 million).

10 Net core structural borrowings of shareholder-financed operations

	31 Dec 2014 £m			31 Dec 2013 £m		
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company cash and short-term investments*	(1,480)	–	(1,480)	(2,230)	–	(2,230)
Core structural borrowings – central funds	3,869	579	4,448	4,211	392	4,603
Holding company net borrowings	2,389	579	2,968	1,981	392	2,373
Core structural borrowings – Prudential Capital	275	–	275	275	–	275
Core structural borrowings – Jackson	160	42	202	150	38	188
Net core structural borrowings of shareholder-financed operations	2,824	621	3,445	2,406	430	2,836

* Including central finance subsidiaries.

Prudential plc Annual Report 2014 289

11 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.

(i) Underlying free surplus generated

The 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2013 CER comparative results are translated at 2014 average exchange rates.

	2014 £m	2013 £m		% change	
		AER	CER	AER	CER
Asia operations					
Underlying free surplus generated from in-force life business	860	819	742	5%	16%
Investment in new business[notes (ii)(a), (ii)(g)]	(346)	(310)	(285)	(12)%	(21)%
Long-term business	514	509	457	1%	12%
Eastspring Investments[note (ii)(b)]	78	64	59	22%	32%
Total	592	573	516	3%	15%
US operations					
Underlying free surplus generated from in-force life business	1,191	1,129	1,072	5%	11%
Investment in new business[note (ii)(a)]	(187)	(298)	(283)	37%	34%
Long-term business	1,004	831	789	21%	27%
Broker-dealer and asset management[note (ii)(b)]	6	39	37	(85)%	(84)%
Total	1,010	870	826	16%	22%
UK insurance operations					
Underlying free surplus generated from in-force life business	645	680	680	(5)%	(5)%
Investment in new business[note (ii)(a)]	(73)	(29)	(29)	(152)%	(152)%
Long-term business	572	651	651	(12)%	(12)%
General insurance commission[note (ii)(b)]	19	22	22	(14)%	(14)%
Total	591	673	673	(12)%	(12)%
M&G (including Prudential Capital)[note (ii)(b)]	386	346	346	12%	12%
Underlying free surplus generated	2,579	2,462	2,361	5%	9%
Representing:					
Long-term business:					
Expected in-force cash flows (including expected return on net assets)	2,382	2,150	2,037	11%	17%
Effects of changes in operating assumptions, operating experience variances and other operating items	314	478	457	(34)%	(31)%
Underlying free surplus generated from in-force life business	2,696	2,628	2,494	3%	8%
Investment in new business[notes (ii)(a), (ii)(g)]	(606)	(637)	(597)	5%	(2)%
Total long-term business	2,090	1,991	1,897	5%	10%
Asset management[note (ii)(b)]	489	471	464	4%	5%
Underlying free surplus generated	2,579	2,462	2,361	5%	9%

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

290 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

11 Analysis of movement in free surplus continued

(ii) Movement in free surplus

	2014 £m			2013 £m
	Long-term business note 13	Asset management and UK general insurance commission note (b)	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Underlying movement:				
Investment in new business[notes (a),(g)]	(606)	–	(606)	(637)
Business in force:				
Expected in-force cash flows (including expected return on net assets)	2,382	489	2,871	2,621
Effects of changes in operating assumptions, operating experience variances and other operating items	314	–	314	478
	2,090	489	2,579	2,462
Increase in EEV assumed level of required capital	–	–	–	(58)
Loss attaching to held for sale Japan life business[note 8]	–	–	–	(40)
Gain on sale of PruHealth and PruProtect[notes 7,13]	130	–	130	–
Other non-operating items[note (c)]	(252)	(14)	(266)	(722)
	1,968	475	2,443	1,642
Net cash flows to parent company[note (d)]	(1,170)	(312)	(1,482)	(1,341)
Bancassurance agreement and purchase of Thanachart Life	–	–	–	365
Exchange movements, timing differences and other items[note (e)]	210	(80)	130	(352)
Net movement in free surplus	1,008	83	1,091	314
Balance at 1 January:				
As previously reported	3,220	783	4,003	3,689
Effect of domestication of Hong Kong branch on 1 January 2014[note 9]	(35)	–	(35)	–
	3,185	783	3,968	3,689
Balance at 31 December[note (g)]	4,193	866	5,059	4,003
Representing:				
Asia operations	1,347	213	1,560	1,379
US operations	1,416	141	1,557	1,074
UK operations	1,430	512	1,942	1,550
	4,193	866	5,059	4,003
Balance at 1 January:				
Asia operations	1,185	194	1,379	1,181
US operations	956	118	1,074	1,319
UK operations	1,079	471	1,550	1,189
	3,220	783	4,003	3,689

Notes

(a) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.

(b) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity.

(c) Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.

(d) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.

(e) Exchange movements, timing differences and other items represent:

	2014 £m		
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movements[note 13]	134	11	145
Mark to market value movements on Jackson assets backing surplus and required capital[note 12]	77	–	77
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(17)	(1)	(18)
Other[note (f)]	16	(90)	(74)
	210	(80)	130

(f) Other primarily reflects the effect of intra-group loans, contingent loan funding as shown in note 13(i), timing differences and other non-cash items.

(g) Investment in new business includes the annual amortisation charge of amounts incurred to secure exclusive distribution rights through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of the Asia life entities is £304 million representing unamortised amounts incurred to secure exclusive distribution rights through bancassurance partners. These amounts exclude £883 million of Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.

Prudential plc Annual Report 2014 291

12 Reconciliation of movement in shareholders' equity

	2014 £m					
	Long-term business operations					
	Asia operations note (i)	US operations	UK insurance operations	Total long-term business operations	Other operations note (i)	Group Total
Post-tax operating profit (based on longer-term investment returns)						
Long-term business:						
New business[note 3]	1,162	694	270	2,126	–	2,126
Business in force[note 4]	739	834	476	2,049	–	2,049
	1,901	1,528	746	4,175	–	4,175
Asset management	–	–	–	–	470	470
Other results	(1)	–	(20)	(21)	(528)	(549)
Post-tax operating profit based on longer-term investment returns	1,900	1,528	726	4,154	(58)	4,096
Total post-tax non-operating profit	170	(245)	600	525	(278)	247
Profit for the year	2,070	1,283	1,326	4,679	(336)	4,343
Other items taken directly to equity						
Exchange movements on foreign operations and net investment hedges	375	483	–	858	(121)	737
Intra-group dividends (including statutory transfers)[note (ii)]	(410)	(413)	(200)	(1,023)	1,023	–
Investment in operations[note (iii)]	3	–	–	3	(3)	–
External dividends	–	–	–	–	(895)	(895)
Other movements[note (iv)]	9	(17)	(64)	(72)	126	54
Mark to market value movements on Jackson assets backing surplus and required capital	–	77	–	77	–	77
Net increase in shareholders' equity	2,047	1,413	1,062	4,522	(206)	4,316
Shareholders' equity at 1 January:						
As previously reported	10,305	6,966	7,342	24,613	243	24,856
Effect of domestication of Hong Kong branch on 1 January 2014[note 9]	(40)	–	29	(11)	–	(11)
Shareholders' equity at 31 December[note (i)]	12,312	8,379	8,433	29,124	37	29,161
Representing:						
Statutory IFRS basis shareholders' equity:						
Net assets	3,315	4,067	3,785	11,167	(819)	10,348
Goodwill	–	–	–	–	1,463	1,463
Total IFRS basis shareholders' equity	3,315	4,067	3,785	11,167	644	11,811
Additional retained profit (loss) on an EEV basis[note (v)]	8,997	4,312	4,648	17,957	(607)	17,350
EEV basis shareholders' equity	12,312	8,379	8,433	29,124	37	29,161
Balance at 31 December 2013						
Representing:						
Statutory IFRS basis shareholders' equity:						
Net assets	2,564	3,446	2,976	8,986	(797)	8,189
Goodwill	–	–	–	–	1,461	1,461
Total IFRS basis shareholders' equity	2,564	3,446	2,976	8,986	664	9,650
Additional retained profit (loss) on an EEV basis[note (v)]	7,741	3,520	4,366	15,627	(421)	15,206
EEV basis shareholders' equity	10,305	6,966	7,342	24,613	243	24,856

Notes

(i) For the purposes of the table above, goodwill of £233 million (2013: £231 million) related to Asia long-term operations is included in Other operations.

(ii) Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. The amounts included in note 11 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers, and other non-cash items.

(iii) Investment in operations reflects increases in share capital.

(iv) Included in other movements was a charge of £(11) million (2013: £(53) million) for the shareholders' share of actuarial and other gains and losses on the defined benefit schemes.

(v) The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(579) million (2013: £(392) million), as shown in note 10.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

292 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

13 Reconciliation of movement in net worth and value of in-force for long-term business

	2014 £m				
	Free surplus note 11	Required capital	Total net worth	Value of in-force business note (iii)	Total long-term business operations
Group					
Shareholders' equity at 1 January:					
As previously reported	3,220	3,954	7,174	17,439	24,613
Effect of domestication of Hong Kong branch on 1 January 2014[note 9]	(35)	35	–	(11)	(11)
	3,185	3,989	7,174	17,428	24,602
New business contribution[notes (i)(ii) and 3]	(606)	453	(153)	2,279	2,126
Existing business – transfer to net worth	2,276	(316)	1,960	(1,960)	–
Expected return on existing business[note 4]	106	81	187	1,253	1,440
Changes in operating assumptions and experience variances[note 4]	335	36	371	238	609
Development expenses, Solvency II and restructuring costs	(21)	–	(21)	–	(21)
Post-tax operating profit based on longer-term investment returns	2,090	254	2,344	1,810	4,154
Gain on sale of PruHealth and PruProtect[note 7]	130	(32)	98	(54)	44
Other non-operating items	(252)	220	(32)	513	481
Post-tax profit from long-term business	1,968	442	2,410	2,269	4,679
Exchange movements on foreign operations and net investment hedges	134	125	259	599	858
Intra-group dividends (including statutory transfers) and investment in operations[note (i)]	(1,099)	–	(1,099)	79	(1,020)
Other movements	5	–	5	–	5
Shareholders' equity at 31 December	4,193	4,556	8,749	20,375	29,124
Representing:					
Asia operations					
Shareholders' equity at 1 January:					
As previously reported	1,185	977	2,162	8,143	10,305
Effect of domestication of Hong Kong branch on 1 January 2014[note 9]	(104)	104	–	(40)	(40)
	1,081	1,081	2,162	8,103	10,265
New business contribution[notes (i)(ii) and 3]	(346)	130	(216)	1,378	1,162
Existing business – transfer to net worth	828	(23)	805	(805)	–
Expected return on existing business[note 4]	62	–	62	586	648
Changes in operating assumptions and experience variances[note 4]	(29)	44	15	76	91
Development expenses	(1)	–	(1)	–	(1)
Post-tax operating profit based on longer-term investment returns	514	151	665	1,235	1,900
Other non-operating items	118	70	188	(18)	170
Post-tax profit from long-term business	632	221	853	1,217	2,070
Exchange movements on foreign operations and net investment hedges	56	25	81	294	375
Intra-group dividends and investment in operations	(407)	–	(407)	–	(407)
Other movements	(15)	–	(15)	24	9
Shareholders' equity at 31 December	1,347	1,327	2,674	9,638	12,312

Prudential plc Annual Report 2014 293

	2014 £m				
	Free surplus note 11	Required capital	Total net worth	Value of in-force business note (iii)	Total long-term business operations
US operations					
Shareholders' equity at 1 January	956	1,607	2,563	4,403	6,966
New business contribution[notes (ii) and 3]	(187)	216	29	665	694
Existing business – transfer to net worth	883	(210)	673	(673)	–
Expected return on existing business[note 4]	30	48	78	304	382
Changes in operating assumptions and experience variances[note 4]	278	4	282	170	452
Post-tax operating profit based on longer-term investment returns	1,004	58	1,062	466	1,528
Other non-operating items	(269)	(55)	(324)	79	(245)
Post-tax profit from long-term business	735	3	738	545	1,283
Exchange movements on foreign operations and net investment hedges	78	100	178	305	483
Intra-group dividends	(413)	–	(413)	–	(413)
Other movements	60	–	60	–	60
Shareholders' equity at 31 December	1,416	1,710	3,126	5,253	8,379
UK insurance operations					
Shareholders' equity at 1 January					
As previously reported	1,079	1,370	2,449	4,893	7,342
Effect of domestication of Hong Kong branch on 1 January 2014[note 9]	69	(69)	–	29	29
	1,148	1,301	2,449	4,922	7,371
New business contribution[notes (ii) and 3]	(73)	107	34	236	270
Existing business – transfer to net worth	565	(83)	482	(482)	–
Expected return on existing business[note 4]	14	33	47	363	410
Changes in operating assumptions and experience variances[note 4]	86	(12)	74	(8)	66
Solvency II and restructuring costs	(20)	–	(20)	–	(20)
Post-tax operating profit based on longer-term investment returns	572	45	617	109	726
Gain on sale of PruHealth and PruProtect[note 7]	130	(32)	98	(54)	44
Other non-operating items	(101)	205	104	452	556
Post-tax profit from long-term business	601	218	819	507	1,326
Intra-group dividends (including statutory transfers)[note (i)]	(279)	–	(279)	79	(200)
Other movements	(40)	–	(40)	(24)	(64)
Shareholders' equity at 31 December	1,430	1,519	2,949	5,484	8,433

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

294 Prudential plc Annual Report 2014 **Financial statements Notes on the EEV basis results**

Notes on the EEV basis results continued

13 Reconciliation of movement in net worth and value of in-force for long-term business continued

Notes

(i) The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii) New business contribution per £1 million of free surplus invested:

	2014 £m				2013 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Post-tax new business contribution[note 3]	1,162	694	270	2,126	1,139	706	237	2,082
Free surplus invested in new business	(346)	(187)	(73)	(606)	(310)	(298)	(29)	(637)
Post-tax new business contribution per £1 million of free surplus invested	3.4	3.7	3.7	3.5	3.7	2.4	8.2	3.3

(iii) The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	31 Dec 2014 £m				31 Dec 2013 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of capital and time value of guarantees	10,168	5,914	5,756	21,838	8,540	4,769	5,135	18,444
Cost of capital	(417)	(199)	(272)	(888)	(347)	(220)	(242)	(809)
Cost of time value of guarantees[note (iv)]	(113)	(462)	–	(575)	(50)	(146)	–	(196)
Net value of in-force business	9,638	5,253	5,484	20,375	8,143	4,403	4,893	17,439

(iv) The increase in the cost of time value of guarantees for US operations from £(146) million at 2013 to £(462) million at 2014 primarily relates to variable annuity business. It mainly arises from the decrease in the expected long-term separate account rate of return following the 90 basis points decline in the US 10-year treasury bond rate and the impact from new business written in the year, partly offset by the level of equity performance.

14 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2014 and 2013 totals in the tables below for the emergence of free surplus as follows:

	2014 £m	2013 £m
Required capital[note 13]	4,556	3,954
Value of in-force (VIF)[note 13]	20,375	17,439
Add back: deduction for cost of time value of guarantees[note 13]	575	196
Expected cash flow from sale of Japan life business	(23)	(25)
Other items[note]	(1,382)	(1,157)
Total	24,101	20,407

Note

'Other items' represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative, this item is excluded from the expected free surplus generation profile opposite.

Prudential plc Annual Report 2014 295

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

	2014 £m						
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus					
	2014 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations*	10,859	3,660	2,289	1,553	1,026	1,874	457
US operations	7,471	3,867	2,298	873	334	99	–
UK insurance operations	5,771	2,111	1,464	973	606	604	13
Total	24,101	9,638	6,051	3,399	1,966	2,577	470
	100%	40%	25%	14%	8%	11%	2%

	2013 £m						
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus					
	2013 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations*	9,021	3,168	1,883	1,275	855	1,465	375
US operations	6,234	3,326	1,845	653	271	139	–
UK insurance operations	5,152	1,915	1,326	870	536	487	18
Total	20,407	8,409	5,054	2,798	1,662	2,091	393
	100%	41%	25%	14%	8%	10%	2%

* Following its reclassification as held for sale, the Asia cash flows exclude any cash flows in respect of Japan.

15 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2014 (31 December 2013) and the post-tax new business contribution after the effect of required capital for 2014 and 2013 to:

- 1 per cent increase in the discount rates;
- 1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- 1 per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (embedded value only);
- The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
- 5 basis point increase in UK long-term expected defaults; and
- 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

296 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

15 Sensitivity of results to alternative assumptions continued

New business contribution

	2014 £m				2013* £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Post-tax new business contributionnote 3	1,162	694	270	2,126	1,139	706	237	2,082
Discount rates – 1% increase	(176)	(27)	(38)	(241)	(148)	(34)	(29)	(211)
Interest rates – 1% increase	13	61	(15)	59	23	47	(1)	69
Interest rates – 1% decrease	(52)	(101)	19	(134)	(55)	(69)	–	(124)
Equity/property yields – 1% rise	46	73	12	131	45	63	10	118
Long-term expected defaults – 5bps increase	–	–	(10)	(10)	–	–	(6)	(6)
Liquidity premium – 10bps increase	–	–	20	20	–	–	12	12

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Embedded value of long-term business operations

	2014 £m				2013 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 12	12,312	8,379	8,433	29,124	10,305	6,966	7,342	24,613
Discount rates – 1% increase	(1,214)	(268)	(602)	(2,084)	(992)	(266)	(529)	(1,787)
Interest rates – 1% increase	(462)	(232)	(362)	(1,056)	(297)	(65)	(380)	(742)
Interest rates – 1% decrease	211	16	452	679	200	(12)	443	631
Equity/property yields – 1% rise	435	365	282	1,082	370	250	210	830
Equity/property market values – 10% fall	(221)	(129)	(380)	(730)	(183)	(90)	(238)	(511)
Statutory minimum capital	129	139	4	272	109	153	4	266
Long-term expected defaults – 5bps increase	–	–	(139)	(139)	–	–	(114)	(114)
Liquidity premium – 10bps increase	–	–	278	278	–	–	228	228

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition, for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b) Sensitivity analysis – non-economic assumptions

The tables opposite show the sensitivity of the embedded value as at 31 December 2014 (31 December 2013) and the post-tax new business contribution after the effect of required capital for 2014 and 2013 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

Prudential plc Annual Report 2014 297

New business contribution

	2014 £m				2013* £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Post-tax new business contribution[note 3]	1,162	694	270	2,126	1,139	706	237	2,082
Maintenance expenses – 10% decrease	23	8	3	34	23	8	3	34
Lapse rates – 10% decrease	88	27	6	121	85	27	6	118
Mortality and morbidity – 5% decrease	52	2	(20)	34	58	4	(6)	56
Change representing effect on:								
Life business	52	2	1	55	58	4	2	64
UK annuities	–	–	(21)	(21)	–	–	(9)	(9)

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Embedded value of long-term business operations

	2014 £m				2013 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity[note 12]	12,312	8,379	8,433	29,124	10,305	6,966	7,342	24,613
Maintenance expenses – 10% decrease	136	71	56	263	126	59	58	243
Lapse rates – 10% decrease	422	354	67	843	352	294	79	725
Mortality and morbidity – 5% decrease	433	163	(347)	249	377	154	(254)	277
Change representing effect on:								
Life business	433	163	9	605	377	154	20	551
UK annuities	–	–	(356)	(356)	–	–	(274)	(274)

16 Methodology and accounting presentation

(a) Methodology

Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

— The present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
  - The cost of locked-in required capital; and
  - The time value of cost of options and guarantees;
— Locked-in required capital; and
— The shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 16(b)(iii)), no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 16(b)(i)).

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

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16 Methodology and accounting presentation continued (i) Covered business
The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 16(a)(vii).
The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.
Covered business comprises the Group’s long-term business operations, with two exceptions:
— The closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court Approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund; and
— The presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations.
A small amount of UK Group pensions business is also not modelled for EEV reporting purposes.
(ii) Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality (as described in note 17). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.
New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.
New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.
The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the year.
For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end-of-year economic assumptions are used.
New business profitability is a key metric for the Group’s management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.
Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise.
The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.
However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer term.
Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

Prudential plc Annual Report 2014 299
(iii) Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.
The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time, and no further adjustment is necessary in respect of required capital.
(iv) Financial options and guarantees
Nature of financial options and guarantees in Prudential’s long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.
US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.
Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2014 and 2013, depending on the particular product, jurisdiction where issued, and date of issue. For 2014, 86 per cent (2013: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.7 per cent (2013: 2.8 per cent).
Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.
Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.
Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.
UK insurance operations
For covered business, the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses – annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £50 million at 31 December 2014 (31 December 2013: £36 million) to honour guarantees on a small number of guaranteed annuity option products.
The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £549 million was held in SAIF at 31 December 2014 (31 December 2013: £328 million) to honour the guarantees. As described in note 16(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.
Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 17(iv),(v) and (vi).
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.
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16 Methodology and accounting presentation continued
In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v)	Level of required capital

In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:
— Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
— US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and
— UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.
(vi) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations.
(vii) Internal asset management
The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.
(viii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta, but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.
Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.
The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.
Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained opposite) such an approach has been used for all of the Group’s businesses.
The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.
Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Prudential plc Annual Report 2014 301
Additional credit risk allowance
The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
— Expected long-term defaults;
— Credit risk premium (to reflect the volatility in downgrade and default levels); and
— Short-term downgrades and defaults.
These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities, these allowances in the projected returns and market risk allowances may not be sufficient, and an additional allowance may be appropriate.
The practical application of the allowance for credit risk varies depending upon the type of business as described below.
Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.
The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.
US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.
The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 17(ii). In determining this allowance, a number of factors have been considered. These factors, in particular, include:
(a) How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and
(b) Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible, in adverse economic scenarios, to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.
The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.
The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.
UK operations
(1) Shareholder-backed annuity business
For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
In the annuity MCEV calculations, as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for:
(a) Expected long-term defaults derived as a percentage of historical default experience based on Moody’s data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch; (b) A credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody’s data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent; (c) An allowance for a 1-notch downgrade of the asset portfolio subject to credit risk; and (d) An allowance for short-term downgrades and defaults.
For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach, the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1-notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 17(iii)(b).
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16 Methodology and accounting presentation continued
(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described previously). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.
(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.
Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.
A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s US business and UK business, other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business, a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.
(ix) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.
(x) Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.
(xi) Intercompany arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).
(b) Accounting presentation (i) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 16(b)(ii) opposite) and incorporate the following:
— New business contribution, as defined in note 16(a)(ii);
— Unwind of discount on the value of in-force business and other expected returns, as described in note 16(b)(iii) opposite;
— The impact of routine changes of estimates relating to non-economic assumptions, as described in note 16(b)(iv) opposite; and
— Non-economic experience variances, as described in note 16(b)(v) opposite.
Non-operating results comprise the following:
— Short-term fluctuations in investment returns;
— The mark to market value movements on core borrowings;
— The effect of changes in economic assumptions;
— The gain on sale of PruHealth and PruProtect businesses in 2014;
— The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014; and
— The loss attaching to the held for sale Japan life business.
Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance.

Prudential plc Annual Report 2014 303
(ii) Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements, as explained in note 16(b)(iii) below.
For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end-of-period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.
For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.
(iii) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:
— The value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
— Required capital and surplus assets.
In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie, smoothed). In the summary statement of financial position, and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2014, the shareholders’ interest in the smoothed surplus assets used for this purpose only, were £194 million lower (31 December 2013: £136 million lower) than the surplus assets carried in the statement of financial position.
(iv) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period.
For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end-of-period assumptions.
(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors.
(vi) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results.
17 Assumptions
Principal economic assumptions
The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate.
The total profit that emerges over the lifetime of an individual contract, as calculated using the embedded value basis, is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.
European Embedded Value
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Notes on the EEV basis results continued

17 Assumptions continued

(i) Asia operations[note (b)]

	Risk discount rate %				10-year government bond yield %		Expected long-term inflation %	
	New business		In force					
	31 Dec 2014	2013	31 Dec 2014	2013	31 Dec 2014	2013	31 Dec 2014	2013
China	10.2	11.2	10.2	11.2	3.7	4.7	2.5	2.5
Hong Kong[notes (b),(c)]	3.7	4.9	3.7	4.8	2.2	3.1	2.3	2.3
India	13.0	14.0	13.0	14.0	8.0	9.0	4.0	4.0
Indonesia	12.0	12.5	12.0	12.5	7.9	8.6	5.0	5.0
Korea	6.7	7.4	6.5	7.6	2.6	3.6	3.0	3.0
Malaysia[note (c)]	6.6	6.5	6.6	6.5	4.1	4.2	2.5	2.5
Philippines	10.8	10.5	10.8	10.5	4.0	3.8	4.0	4.0
Singapore[note (c)]	4.3	4.6	5.0	5.3	2.3	2.6	2.0	2.0
Taiwan	4.2	4.3	4.1	4.1	1.6	1.7	1.0	1.0
Thailand	9.5	10.7	9.5	10.7	2.7	3.9	3.0	3.0
Vietnam	14.0	15.7	14.0	15.7	7.2	9.0	5.5	5.5
Total weighted risk discount rate[note (a)]	6.9	8.1	6.6	7.2				

Equity risk premiums in Asia (excluding those for the held for sale Japan life business) range from 3.5 per cent to 8.7 per cent for 2014 and 2013.

Notes

(a) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong, the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.

(c) The mean equity return assumptions for the most significant equity holdings of the Asia operations were:

	31 Dec 2014 %	31 Dec 2013 %
Hong Kong	6.2	7.1
Malaysia	10.1	10.1
Singapore	8.3	8.6

(ii) US operations

	31 Dec 2014 %	31 Dec 2013 %
Assumed new business spread margins:*		
Fixed annuity business:†		
January to June issues	1.5	1.2
July to December issues	1.5	1.75
Fixed index annuity business:		
January to June issues	2.0	1.45
July to December issues	2.0	2.0
Institutional business	0.7	0.75
Allowance for long-term defaults included in projected spread[note 16(a)(viii)]	0.25	0.25
Risk discount rate:		
Variable annuity:		
Risk discount rate	6.9	7.6
Additional allowance for credit risk included in risk discount rate[note 16(a)(viii)]	0.2	0.2
Non-variable annuity:		
Risk discount rate	3.9	4.8
Additional allowance for credit risk included in risk discount rate[note 16(a)(viii)]	1.0	1.0
Weighted average total:		
New business	6.7	7.4
In force	6.2	6.9
US 10-year treasury bond rate at end of year	2.2	3.1
Pre-tax expected long-term nominal rate of return for US equities	6.2	7.1
Expected long-term rate of inflation	2.8	2.6
Equity risk premium	4.0	4.0
S&P equity return volatility[note 17(b)]	18.0	19.0

* Including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

† Including the proportion of variable annuity business invested in the general account.

Prudential plc Annual Report 2014 305

(iii) UK insurance operations

	31 Dec 2014 %	31 Dec 2013 %
Shareholder-backed annuity business:note (b)		
Risk discount rate:		
New business	6.5	6.8
In forcenote (a)	6.9	8.3
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:		
New business	4.1	4.2
In forcenote (a)	3.2	4.3
Other business:		
Risk discount rate:		
New business	5.3	6.1
In force	5.9	6.8
Pre-tax expected long-term nominal rates of investment return:		
UK equities	6.2	7.5
Overseas equities	6.2 to 9.0	7.1 to 9.2
Property	4.9	6.2
15-year gilt rate	2.2	3.5
Corporate bonds	3.8	5.1
Expected long-term rate of inflation	3.0	3.4
Equity risk premium	4.0	4.0

Notes
(a) For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.
(b) Credit spread treatment: for Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the credit assumptions used in the underlying MCEV calculation (see note 16(a)(viii)) and the residual liquidity premium element of the bond spread over swap rates are as follows:

	Individual annuity new business bps		Total in-force business bps	
	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
Bond spread over swap rates	108	117	143	133
Total credit risk allowance	29	37	58	62
Liquidity premium	79	80	85	71

* The new business liquidity premium is based on the weighted average of the point-of-sale liquidity premia.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 16(a)(iv).

(iv) Asia operations

- The stochastic cost of guarantees is primarily of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations;
- The principal asset classes are government and corporate bonds;
- The asset return models are similar to the models as described for UK insurance operations below; and
- The volatility of equity returns ranges from 18 per cent to 35 per cent in both years, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent in both years.

(v) US operations (Jackson)

- Interest rates and equity returns are projected using a log-normal generator reflecting historical market data;
- Corporate bond returns are based on Treasury yields plus a spread that reflects current market conditions; and
- The volatility of equity returns ranges from 18 per cent to 27 per cent (2013: 19 per cent to 32 per cent) and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

306 Prudential plc Annual Report 2014 Financial statements Notes on the EEV basis results
Notes on the EEV basis results continued
17 Assumptions continued
(vi) UK insurance operations
— Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
— Equity returns are assumed to follow a log-normal distribution;
— The corporate bond return is calculated based on a risk-free bond return plus a mean-reverting spread;
— Property returns are also modelled on a risk-free bond return plus a risk premium with a stochastic process reflecting total property returns; and
— The standard deviation of equities and property ranges from 15 per cent to 20 per cent for both years.
Operating assumptions Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.
Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.
Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.
Expense assumptions
Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business.
Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost-reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan), and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.
For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.
Corporate expenditure, which is included in other income and expenditure, comprises:
— Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and
— Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate-related activities and are included within corporate expenditure.
Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 16(a)(x).
The local standard corporate tax rates applicable for the most significant operations for 2014 and 2013, are as follows:
Standard corporate tax rates %
Asia operations:
Hong Kong 16.5*
Indonesia 25.0
Malaysia 2015: 25.0; From 2016: 24.0
Singapore 17.0
US operations 35.0
UK operations 20.0
* 16.5 per cent on 5 per cent of premium income.

Prudential plc Annual Report 2014 307

18 New business premiums and contributions[note (i)]

	Single		Regular		Annual premium and contribution equivalents (APE) note 16(a)(ii)		Present value of new business premiums (PVNBP) note 16(a)(ii)	
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Group insurance operations								
Asia	2,272	2,136	2,010	1,911	2,237	2,125	12,331	11,375
US	15,555	15,712	–	2	1,556	1,573	15,555	15,723
UK	6,681	5,128	189	212	857	725	7,471	5,978
Group total	24,508	22,976	2,199	2,125	4,650	4,423	35,357	33,076
Asia insurance operations								
Cambodia	–	–	3	1	3	1	16	3
Hong Kong	419	326	603	455	645	487	3,861	2,795
Indonesia	280	303	357	445	385	477	1,619	1,943
Malaysia	117	114	189	197	201	208	1,284	1,352
Philippines	121	193	39	34	51	53	248	299
Singapore	677	571	289	304	357	361	2,683	2,588
Thailand	92	66	74	61	83	68	392	289
Vietnam	4	2	61	54	61	54	247	204
SE Asia operations including Hong Kong	1,710	1,575	1,615	1,551	1,786	1,709	10,350	9,473
China[note (ii)]	239	114	81	71	105	83	550	409
Korea	212	311	92	82	113	113	609	641
Taiwan	83	102	116	107	124	117	462	491
India[note (iii)]	28	34	106	100	109	103	360	361
Total Asia insurance operations	2,272	2,136	2,010	1,911	2,237	2,125	12,331	11,375
US insurance operations								
Variable annuities	10,899	10,795	–	–	1,090	1,079	10,899	10,795
Elite access (variable annuity)	3,108	2,585	–	–	311	259	3,108	2,585
Fixed annuities	527	555	–	–	53	55	527	555
Fixed index annuities	370	907	–	–	37	91	370	907
Life	–	1	–	2	–	2	–	12
Wholesale	651	869	–	–	65	87	651	869
Total US insurance operations	15,555	15,712	–	2	1,556	1,573	15,555	15,723
UK and Europe insurance operations								
Direct and partnership annuities	162	284	–	–	16	28	162	284
Intermediated annuities	139	488	–	–	14	49	139	488
Internal vesting annuities	764	1,305	–	–	76	131	764	1,305
Total individual annuities	1,065	2,077	–	–	106	208	1,065	2,077
Corporate pensions	92	120	138	161	147	173	592	686
Onshore bonds	2,318	1,754	–	–	232	176	2,321	1,756
Other products	1,496	901	51	51	201	140	1,783	1,183
Wholesale	1,710	276	–	–	171	28	1,710	276
Total UK and Europe insurance operations	6,681	5,128	189	212	857	725	7,471	5,978
Group total	24,508	22,976	2,199	2,125	4,650	4,423	35,357	33,076

Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.

(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

308 Prudential plc Annual Report 2014 Financial statements Statement of directors’ responsibilities/Independent auditor’s report
Statement of directors’ responsibilities in respect of the
European Embedded Value (EEV) basis supplementary information
The directors have chosen to prepare In preparing the EEV supplementary supplementary information in information, the directors have:
accordance with the EEV Principles
— Prepared the supplementary
issued in May 2004 by the European
information in accordance with the
CFO Forum as supplemented by the
EEV Principles;
Additional Guidance on EEV
Disclosures issued in October 2005. — Identified and described the business
When compliance with the EEV covered by the EVM;
Principles is stated, those principles require
— Applied the EVM consistently to the
the directors to prepare supplementary
covered business;
information in accordance with the
Embedded Value Methodology (EVM) — Determined assumptions on a realistic contained in the EEV Principles and to basis, having regard to past, current and disclose and explain any non-compliance expected future experience and to any with the EEV guidance included in the relevant external data, and then applied
EEV Principles. them consistently;
— Made estimates that are reasonable and
consistent; and
— Described the basis on which business
that is not covered business has been
included in the supplementary
information, including any material
departures from the accounting
framework applicable to the Group’s
financial statements.

Prudential plc Annual Report 2014 309
Independent auditor’s report to Prudential plc on the
European Embedded Value (EEV) basis supplementary information
Opinions and conclusions arising Respective responsibilities of The purpose of this report and from our audit directors and auditor restrictions on its use by persons
As explained more fully in the Directors’ other than the Company
Our opinion on the EEV basis Responsibilities statement set out on This report is made solely to the Company supplementary information is page 308, the directors have accepted in accordance with the terms of our unmodified responsibility for the preparation of the engagement. Our audit work has been
We have audited the EEV basis supplementary information on the undertaken so that we might state to the supplementary information of Prudential EEV basis in accordance with the Company those matters we have been plc (the Company) for the year ended EEV Principles. engaged to state in this report and for no
31 December 2014 set out in the EEV basis Our responsibility is to audit, and other purpose. To the fullest extent results and Notes on the EEV basis results express an opinion on, the supplementary permitted by law, we do not accept or pages. The EEV basis supplementary information in accordance with the terms of assume responsibility to anyone other than information should be read in conjunction our engagement and in accordance with the Company for our audit work, for this with the Group financial statements. International Standards on Auditing (UK report, or for the opinions we have formed.
In our opinion, the EEV basis and Ireland). Those standards require us to supplementary information of the comply with the Auditing Practices Board’s
Company for the year ended 31 December Ethical Standards for Auditors.
2014 has been properly prepared, in all
material respects, in accordance with the Scope of an audit of financial
European Embedded Value Principles statements performed in accordance issued in May 2004 by the European CFO with ISAs (UK and Ireland)
Forum as supplemented by the Additional A description of the scope of an audit of Rees Aronson
Guidance on European Embedded Value financial statements is provided on our
Disclosures issued in October 2005 website at www.kpmg.com/uk/ for and on behalf of KPMG LLP
(together ‘the EEV Principles’) using the auditscopeother2013 This report is made Chartered Accountants methodology and assumptions set out in subject to important explanations London the Notes on the EEV basis results. regarding our responsibilities, as published 9 March 2015
This report is made solely to the on that website, which are incorporated
Company in accordance with the terms of into this report as if set out in full and our engagement. Our audit work has been should be read to provide an undertaken so that we might state to the understanding of the purpose of this
Company those matters we have been report, the work we have undertaken and engaged to state in this report and for no the basis of our opinions.
other purpose. To the fullest extent
permitted by law, we do not accept or
assume responsibility to anyone other than
the Company for our audit work, for this
report, or for the opinions we have formed.
Statement of directors’ European Embedded Value responsibilities/Independent Financial statements basis(EEV) results auditor’s report

310 Prudential plc Annual Report 2014

Prudential plc Annual Report 2014 311
Section 7
Additional information
312 Index to the additional unaudited financial information 338 Risk factors 344 Glossary 348 Shareholder information 351 How to contact us
Additional 7information

312 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information
Index to the additional unaudited financial information
I. IFRS profit and loss information
313 a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver 318 b Asia operations – analysis of IFRS operating profit by territory 319 c Analysis of asset management operating profit based on longer-term investment returns
II. Other information
320 a Holding company cash flow 321 b Funds under management 322 c Development of economic capital
328 d Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus 332 e Foreign currency source of key metrics 332 f Option schemes 335 g Selected historical financial information of Prudential 337 h Results of sold PruHealth and PruProtect businesses

Prudential plc Annual Report 2014 313

Additional unaudited financial information

I: IFRS profit and loss information

a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the year.

Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and Margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iii).

	2014 £m					
	Asia note (v)	US	UK	Total	Average liability note (iv)	Total bps note (ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	–	255	298	101,290	29
Insurance margin	675	670	96	1,441		
Margin on revenues	1,545	–	176	1,721		
Expenses:						
Acquisition costs note (i)	(1,031)	(887)	(96)	(2,014)	4,650	(43)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustments note (vi)	92	191	(6)	277		
Expected return on shareholder assets	64	14	137	215		
Long-term business operating profit	1,050	1,431	752	3,233		

See notes at the end of this section.

	2013 AER £m					
	Asia note (v)	US	UK	Total	Average liability note (iv)	Total bps note (ii)
Spread income	115	730	228	1,073	64,312	167
Fee income	154	1,172	65	1,391	96,337	144
With-profits	47	–	251	298	97,393	31
Insurance margin	679	588	89	1,356		
Margin on revenues	1,562		187	1,749		
Expenses:						
Acquisition costs note (i)	(1,015)	(914)	(110)	(2,039)	4,423	(46)%
Administration expenses	(634)	(670)	(124)	(1,428)	169,158	(84)
DAC adjustments note (vi)	35	313	(14)	334		
Expected return on shareholder assets	58	24	134	216		
Long-term business operating profit	1,001	1,243	706	2,950		

See notes at the end of this section.

Additional information

314 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

Additional unaudited financial information continued

I: IFRS profit and loss information continued

	2013 CER £m note (iii)					
	Asia note (v)	US	UK	Total	Average liability note (iv)	Total bps note (ii)
Spread income	107	694	228	1,029	62,909	164
Fee income	140	1,113	65	1,318	93,339	141
With-profits	44	–	251	295	97,374	30
Insurance margin	616	559	89	1,264		
Margin on revenues	1,413	–	187	1,600		
Expenses:						
Acquisition costs[note (i)]	(921)	(868)	(110)	(1,899)	4,165	(46)%
Administration expenses	(578)	(636)	(124)	(1,338)	164,362	(81)
DAC adjustments[note (vi)]	32	297	(14)	315		
Expected return on shareholder assets	52	22	134	208		
Long-term business operating profit	905	1,181	706	2,792		

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

	Asia note (v)								
	2014			2013 AER			2013 CER note (iii)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	125	9,183	136	115	7,446	154	107	7,419	144
Fee income	155	14,987	103	154	13,714	112	140	13,317	105
With-profits	43	14,823	29	47	13,263	35	44	13,244	33
Insurance margin	675			679			616		
Margin on revenues	1,545			1,562			1,413		
Expenses:									
Acquisition costs[note (i)]	(1,031)	2,237	(46)%	(1,015)	2,125	(48)%	(921)	1,946	(47)%
Administration expenses	(618)	24,170	(256)	(634)	21,160	(300)	(578)	20,736	(279)
DAC adjustments[note (vi)]	92			35			32		
Expected return on shareholder assets	64			58			52		
Operating profit	1,050			1,001			905		

See notes at the end of this section.

Analysis of Asia operating profit drivers

- Spread income has increased by 17 per cent at constant exchange rate (AER 9 per cent) to £125 million in 2014, predominantly reflecting the growth of the Asia non-linked policyholder liabilities;
- Fee income has increased by 11 per cent at constant exchange rates (AER 1 per cent) from £140 million in 2013 to £155 million in 2014, broadly in line with the increase in movement in average unit-linked liabilities;
- Insurance margin has increased by £59 million at constant exchange rates to £675 million in 2014, predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. 2014 insurance margin includes non-recurring items of £27 million (2013: £52 million at AER; £48 million on CER);
- Excluding the adverse impact of currency fluctuations, margin on revenues has increased by £132 million from £1,413 million in 2013 to £1,545 million in 2014, primarily reflecting higher premium income recognised in the period;
- Acquisition costs have increased by 12 per cent at constant exchange rates (AER 2 per cent) to £1,031 million in 2014, compared to the 15 per cent increase in sales (AER 5 per cent increase), resulting in a modest decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2013: 65 per cent at CER), broadly consistent with the prior year;
- Administration expenses have increased by 7 per cent at constant exchange rates (AER 3 per cent decrease) to £618 million in 2014 as the business continues to expand. On constant exchange rates, the administration expense ratio has reduced from 279 basis points in 2013 to 256 basis points in 2014; and
- Expected return on shareholder assets has increased from £52 million in 2013 to £64 million in 2014, primarily due to higher income from increased shareholder assets.

Prudential plc Annual Report 2014 315

Margin analysis of long-term insurance business – US

	US								
	2014			2013 AER			2013 CER note (iii)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	734	28,650	256	730	29,648	246	694	28,272	246
Fee income	1,402	72,492	193	1,172	59,699	196	1,113	57,098	195
Insurance margin	670			588			559		
Expenses									
Acquisition costs note (i)	(887)	1,556	(57)%	(914)	1,573	(58)%	(868)	1,494	(58)%
Administration expenses	(693)	108,984	(64)	(670)	97,856	(68)	(636)	93,484	(68)
DAC adjustments	191			313			297		
Expected return on shareholder assets	14			24			22		
Operating profit	1,431			1,243			1,181		

See notes at the end of this section.

Analysis of US operating profit drivers

- Spread income has increased by 6 per cent at constant exchange rates (AER increased by 1 per cent) to £734 million during 2014. The reported spread margin increased to 256 basis points from 246 basis points in 2013. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2013 CER: 183 basis points);
- Fee income has increased by 26 per cent at constant exchange rates (AER 20 per cent) to £1,402 million during 2014, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and overall market appreciation. Fee income margin has remained broadly consistent with the prior year at 193 basis points (2013 CER: 195 basis points and AER:196 basis points), with the decrease primarily attributable to a change in the mix of business;
- Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees, coupled with a benefit from repricing actions and an increased contribution from REALIC, have increased the insurance margin by 20 per cent at constant exchange rates (AER 14 per cent) to £670 million during 2014;
- Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased slightly in absolute terms and as a percentage of APE compared to 2013. As a percentage of APE, acquisition costs have remained relatively flat in comparison to 2013;
- Administration expenses increased to £693 million during 2014 compared to £636 million for 2013 at a constant exchange rate (AER £670 million), primarily as a result of higher asset-based commissions paid on the larger 2014 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be lower at 36 basis points (2013: CER 44 basis points and AER 44 basis points), reflecting the benefits of operational leverage; and
- DAC adjustments decreased to £191 million during 2014 compared to £297 million at a constant exchange rate (AER £313 million) during 2013, with 2013 benefiting from a £78m (AER £82 million) deceleration in DAC amortisation due to strong equity market returns in that year. This was not repeated in 2014, which experienced an accelerated DAC amortisation charge of £13 million.

Additional information

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I: IFRS profit and loss information continued

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2014 £m				2013 AER £m				2013 CER £m note (iii)			
	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total	Other operating profits	Acquisition costs Incurred	Acquisition costs Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,127			2,127	1,844			1,844	1,752			1,752
Less new business strain		(887)	678	(209)		(914)	716	(198)		(868)	680	(188)
Other DAC adjustments – amortisation of previously deferred acquisition costs:												
Normal			(474)	(474)			(485)	(485)			(461)	(461)
(Accelerated)/ Decelerated			(13)	(13)			82	82			78	78
Total	2,127	(887)	191	1,431	1,844	(914)	313	1,243	1,752	(868)	297	1,181

See notes at the end of this section.

Margin analysis of long-term insurance business – UK

	UK					
	2014			2013		
Long-term business	Profit £m	Average liability note (iv) £m	Margin note (ii) bps	Profit £m	Average liability note (iv) £m	Margin note (ii) bps
Spread income	272	29,419	92	228	27,218	84
Fee income	61	23,476	26	65	22,924	28
With-profits	255	86,467	29	251	84,130	30
Insurance margin	96			89		
Margin on revenues	176			187		
Expenses:						
Acquisition costs[note (i)]	(96)	857	(11)%	(110)	725	(15)%
Administration expenses	(143)	52,895	(27)	(124)	50,142	(25)
DAC adjustments	(6)			(14)		
Expected return on shareholders' assets	137			134		
Operating profit	752			706		

See notes at the end of this section.

Prudential plc Annual Report 2014 317
Analysis of UK operating profit drivers:
— Spread income has increased from £228 million in 2013 to £272 million in 2014 following an increase in bulk annuity sales that contributed £105 million (2013: £25 million) in the year partially offset by lower individual annuity sales;
— Fee income has reduced from £65 million in 2013 to £61 million in 2014 due to a change in product mix towards those with lower asset management charges, partly offset by an increase in funds under management;
— Insurance margin has increased from £89 million for 2013 to £96 million for 2014, primarily due to improved profits from protection business;
— Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. 2014 income was £176 million, £11 million lower than in 2013;
— Acquisition costs as a percentage of new business sales for 2014 decreased to 11 per cent from 2013 at 15 per cent, principally driven by the effect on this percentage ratio of business mix. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 36 per cent in 2014 (2013: 35 per cent); and
— Administration expenses have increased from £124 million in 2013 to £143 million in 2014 largely due to increased investment spend to realign our business following the pension reforms announced in the UK Budget.
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. (iii) The 2013 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current year month end closing exchange rates. See also note A1. (iv) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v) The 2014 and 2013 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.
(vi) The DAC adjustment contains £11 million in respect of joint ventures in 2014 (2013: AER £1 million).
Additional information

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I: IFRS profit and loss information continued

b Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2014 £m	AER 2013 £m	CER 2013 £m	2013 AER vs 2014	2013 CER vs 2014
Hong Kong	109	101	96	8%	14%
Indonesia	309	291	244	6%	27%
Malaysia	118	137	125	(14)%	(6)%
Philippines	28	18	16	56%	75%
Singapore	214	219	205	(2)%	4%
Thailand	53	53	48	0%	10%
Vietnam	72	54	51	33%	41%
SE Asia Operations inc. Hong Kong	903	873	785	3%	15%
China	13	10	10	30%	30%
India	49	51	47	(4)%	4%
Korea	32	17	17	88%	88%
Taiwan	15	12	11	25%	36%
Other	(9)	(4)	(4)	(125)%	(125)%
Non-recurrent items[note (ii)]	49	44	41	11%	20%
Total insurance operations[note (i)]	1,052	1,003	907	5%	16%
Development expenses	(2)	(2)	(2)	0%	0%
Total long-term business operating profit	1,050	1,001	905	5%	16%
Eastspring Investments	90	74	68	22%	32%
Total Asia operations	1,140	1,075	973	6%	17%

Notes

(i) Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2014 £m	2013 £m AER	2013 £m CER
New business strain*	(18)	(15)	(18)
Business in force	1,021	974	884
Non-recurrent items[note (ii)]	49	44	41
Total	1,052	1,003	907

* The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2014 (2013: approximately 1 per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) Other non-recurrent items of £49 million in 2014 (2013: £44 million) represent a number of items, none of which are individually significant that are not anticipated to re-occur in future.

Prudential plc Annual Report 2014 319

c Analysis of asset management operating profit based on longer-term investment returns

	2014 £m				
	M&G note (ii)	Eastspring Investments note (ii)	PruCap	US	Total
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	–	–	34
Operating income (net of commission)note (i)	987	241	130	303	1,661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate's results	13	–	–	–	13
Group's share of tax on joint ventures' operating profit	–	(11)	–	–	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn			
Margin based on operating income*	38bps	35bps			
Cost/income ratio†	58%	59%			

	2013 £m				
	M&G note (ii)	Eastspring Investments notes (ii), (iii)	PruCap	US	Total
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	–	–	26
Operating income (net of commission)note (i)	888	216	121	362	1,587
Operating expensenote (i)	(505)	(134)	(75)	(303)	(1,017)
Share of associate's results	12	–	–	–	12
Group's share of tax on joint ventures' operating profit	–	(8)	–	–	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8bn	£61.9bn			
Margin based on operating income*	37bps	35bps			
Cost/income ratio†	59%	62%			

Notes

(i) Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G

	Operating income before performance-related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2014	593	84	361	20	954	38
2013	550	89	313	18	863	37

Eastspring Investments

	Operating income before performance-related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2014	139	60	101	22	240	35
2013	127	60	88	22	215	35

* Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

† Cost/income ratio represents cost as a percentage of operating income before performance-related fees.

‡ Institutional includes internal funds.

Additional information

320 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information
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II: Other information
a Holding company cash flow
2014 £m 2013 £m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group 193 206
Shareholder-backed business:
Other UK paid to the Group 132 149
Total UK net remittances to the Group 325 355
US remittances to the Group 415 294
Asia net remittances to the Group
Asia paid to the Group:
Long-term business 453 454
Other operations 60 56
513 510
Group invested in Asia:
Long-term business (3) (9)
Other operations (including funding of regional head office costs) (110) (101)
(113) (110)
Total Asia net remittances to the Group 400 400
M&G remittances to the Group 285 235
PruCap remittances to the Group 57 57
Net remittances to the Group from business units 1,482 1,341
Net interest paid (335) (300)
Tax received 198 202
Corporate activities (193) (185)
Solvency II costs (23) (32)
Total central outflows (353) (315)
Operating holding company cash flow before dividend* 1,129 1,026
Dividend paid (895) (781)
Operating holding company cash flow after dividend* 234 245
Non-operating net cash flow† (978) 613
Total holding company cash flow (744) 858
Cash and short-term investments at beginning of year 2,230 1,380
Foreign exchange movements (6) (8)
Cash and short-term investments at end of year 1,480 2,230
* Including central finance subsidiaries.
† Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries and issue and repayment of subordinated debt.

Prudential plc Annual Report 2014 321

b Funds under management

(a) Summary[note (i)]

	2014 £bn	2013 £bn
Business area:		
Asia operations	49.0	38.0
US operations	123.6	104.3
UK operations	169.0	157.3
Prudential Group funds under management[note (i)]	341.6	299.6
External funds[note (ii)]	154.3	143.3
Total funds under management	495.9	442.9

Notes

(i) Prudential Group funds under management of £341.6 billion (2013: £299.6 billion) comprise:

	2014 £bn	2013 £bn
Total financial investments per the consolidated statement of financial position	337.4	296.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(0.8)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.3	0.3
Internally managed funds held in joint ventures	4.9	3.7
Prudential Group funds under management	341.6	299.6

(ii) External funds shown above as at 31 December 2014 of £154.3 billion (2013: £143.3 billion) comprise £167.2 billion (2013: £148.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £12.9 billion (2013: £4.9 billion) that are classified within Prudential Group's funds. The £167.2 billion (2013: £148.2 billion) investment products comprise £162.4 billion (2013: £143.9 billion) plus Asia Money Market Funds of £4.8 billion (2013: £4.3 billion).

(b) Investment products – external funds under management

	2014 £m			2013 £m		
	Eastspring Investments note	M&G	Group total	Eastspring Investments note	M&G	Group total
1 January	22,222	125,989	148,211	21,634	111,868	133,502
Market gross inflows	82,440	38,017	120,457	74,206	40,832	115,038
Redemptions	(77,001)	(30,930)	(107,931)	(72,111)	(31,342)	(103,453)
Market exchange translation and other movements	2,472	3,971	6,443	(1,507)	4,631	3,124
31 December	30,133	137,047	167,180	22,222	125,989	148,211

(c) M&G and Eastspring Investments – total funds under management

	Eastspring Investments		M&G	
	2014 £bn note	2013 £bn note	2014 £bn	2013 £bn
External funds under management	30.1	22.2	137.0	126.0
Internal funds under management	47.2	37.7	127.0	118.0
Total funds under management	77.3	59.9	264.0	244.0

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2014 of £4.8 billion (2013: £4.3 billion).

Additional information

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II: Other information continued

c Development of economic capital

Overview

Over the last decade regulatory bodies across the European Union have been working on the development of a more risk sensitive solvency framework. Solvency II was developed with this objective in mind and following ratification of the Omnibus II Directive on 16 April 2014, it is expected to come into force on 1 January 2016. It will apply to all European based insurers including Prudential.

Solvency II adopts the concept of market consistency as a valuation framework for both assets and liabilities as well as a one year value at risk methodology (with certain modifications) for evaluating solvency. While the majority of assets held by insurers can be fair valued based on market observable prices (albeit such market based valuations can be distorted at times of market stress), the same is not true of insurance liabilities which are not traded in liquid markets. Solvency II seeks to create a proxy market value for insurance liabilities, by valuing best-estimate cash flows at market levels of risk-free interest rates and allowing for an additional risk margin to ensure these liabilities are sufficient to cover the amount another insurance company would be prepared to pay for these liabilities.

There are significant limitations with both (i) the notion that this market consistent approach to valuing assets and liabilities represents at all times the underlying economic reality, and (ii) the emphasis that Solvency II places on the fluctuation of these proxy market values over a one year timeframe. The business typically undertaken by life insurers is long term in nature, with liability profiles that are matched by maturity with similarly termed assets. This is why appropriately risk managed insurers can tolerate and withstand significant investment market volatility. What is critical in the assessment of the viability of insurers is their ability to meet claims when they fall due, over many years, rather than whether they can meet a one-year test based on theoretical proxy market values.

Notwithstanding these limitations, Prudential has been working to implement the requirements of Solvency II in time for its adoption in 2016. The section that follows provides an update on our progress towards implementation of Solvency II highlights ongoing areas of uncertainty and draws attention to aspects where our current approach may differ to the one that will be ultimately agreed with the Prudential Regulation Authority.

From our work to date and subject to these limitations, our estimated economic capital surplus, based on outputs from our Solvency II internal model, is £9.7 billion, equivalent to an economic capital ratio of 218 per cent. Further explanation of the underlying economic capital methodology and assumptions which underpin these results is set out in the sections below.

Economic capital position[note]	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic Capital Requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%

Note

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

In a number of areas Prudential's Solvency II methodology and assumptions will need to evolve in response to policy development and regulatory interpretations. A number of working assumptions have been adopted at this stage, which remain subject to policy clarifications and continuing feedback from the Prudential Regulation Authority. The calibration of the matching adjustment for UK annuity liabilities is one such example, as are a range of other calibration issues which will remain unclear until our internal model is approved by the Prudential Regulation Authority. Other areas where supervisory judgement and approval will be required include the proportion of Jackson's excess capital that will be included in the total surplus (under the deduction and aggregation approach) and the extent to which the economic capital surplus of our Asia operations will be recognised under the Solvency II fungibility tests. Against this backdrop of uncertainty it is expected that the Solvency II outcome will result in a lower ratio than the economic capital ratio above.

As an indication of the range of uncertainty, we have produced the following sensitivities to reflect various possible Solvency II outcomes. For example, relative to the £9.7 billion of economic capital surplus at 31 December 2014:

- 20 per cent haircut in the contribution recognised for Asia in the Group available capital, reflecting Solvency II fungibility tests, would reduce Group surplus by £1.9 billion (-23 percentage points of cover ratio);
- Transitional relief may be applied in relation to the UK business, which subject to regulatory approval is expected to bring overall UK surplus in line with current Solvency I (Pillar II) levels. Applying this transitional relief for UK annuities is estimated to increase Group surplus by £1.3 billion (+16 percentage points of cover ratio); and
- A 10 per cent increase in UK annuity credit and longevity capital requirements (reflecting adverse matching adjustment outcomes or calibration strengthening) is estimated to reduce Group surplus by £0.6 billion (-12 percentage points of cover ratio). However, in this case the impact of transitional relief would be expected to increase as an offset to these changes.

These sensitivities are intended to provide examples and should not be considered indicative of the adjustments that the Prudential Regulation Authority may ultimately require.

Alongside developing the above economic capital based on outputs from our Solvency II internal model, we have developed an alternative 'multi-term' economic capital model, which seeks to evaluate our ability to meet obligations to customers as these fall due and which in our view is the best way to assess our economic solvency. This 'multi-term' approach is designed to both overcome the artificial one year timeframe of the Solvency II methodology and remove areas of known excessive prudence that for us do not reflect economic reality, such as the imposition of an additional risk margin that a theoretical buyer may demand to take over the liabilities in one year's time. Removing this risk margin alone would increase the estimated surplus referred to above to £13.6 billion, equivalent to an economic capital ratio of 265 per cent. This confirms the strong capital position of the Group and its ability to withstand severe market shocks, when assessed through appropriately risk-sensitive measures.

Prudential plc Annual Report 2014 323

Detail relating to the economic capital position – based on outputs from our Solvency II internal model

Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 'Delegated Act' published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group's lead supervisor.

We remain on track to submit our internal model to the Prudential Regulation Authority for approval in 2015. However, given the degree of uncertainty, these economic capital results should not be interpreted as representing the Pillar I output from an approved Solvency II internal model and are not intended to provide a forecast of the eventual position.

At 31 December 2014, the Group had an economic capital surplus of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent before taking into account the 2014 final dividend. A summary of the capital position on this basis is shown in the table below:

Economic capital position[note]	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic capital requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%

Note

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The economic capital results are based on outputs from our current Solvency II internal model with a number of working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. Certain aspects of this methodology and assumptions will differ from those which are applied in obtaining final internal model approval. Consequently, the position is expected to evolve to reflect policy clarifications and feedback from the Prudential Regulation Authority on Prudential's approach to applying this new regime. Against this background of uncertainty, it is expected that the Solvency II ratio based on an approved model will be lower than the position shown above.

Methodology

In line with Solvency II, for the Group's European and Asia life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated-debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims.

As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arm's length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers.

The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cash flows, taking into account the time value of money. An economic definition of contract boundaries has been applied in determining the cash flows to include in the best estimate liability. The best estimate liability also allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital and with no diversification between legal entities, in line with Solvency II requirements.

The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with Solvency II. This allows for diversification effects between different risk-types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level, reflecting our view that in an economic capital assessment, haircuts for transferability restrictions are artificial.

Prudential's US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the 'deduction and aggregation' method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II Directive. The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group's IGD surplus and the Group's reported free surplus amount. In line with Solvency II requirements under the 'deduction and aggregation' method, no diversification benefit is allowed for between US insurance entities and other parts of the Group.

The Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows:

- Asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment;
- Defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is derived from stressing the accounting position; and
- Holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with Solvency II rules.

Additional information

324 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

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II: Other information continued

In addition to the assumption of US equivalence, no transferability restrictions have been applied to the economic value of overseas surplus. Other key elements of Prudential's methodology relating to areas that are presently unclear for Solvency II Pillar I calculations, relate to:

(i) *The liability discount rate for UK annuities*, which includes an initial estimate of the Solvency II 'matching adjustment' in addition to the risk-free rate, but where there remains a range of possible outcomes pending further policy clarity;
(ii) *The impact of transitional arrangements on technical provisions*, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and
(iii) *Capital requirements for currency translation impacts*, arising from overseas capital (supporting non-UK subsidiaries) being measured in sterling at potentially stressed exchange rates. This impact is not currently allowed for, reflecting our view that an economic capital exposure only arises where funds need to be transferred between entities in order to cover a negative surplus position.

Further, Solvency II outcomes remain unclear in relation to the tiering of hybrid capital instruments, although tiering limits are not currently expected to result in any restrictions.

The 2013 results were prepared using a liquidity premium methodology, before the matching adjustment had been included in our internal model. Under this previous basis, credit reserves were set as a proportion of credit spreads. The 2013 results have not been restated for the effect of adopting the matching adjustment methodology, with the difference between the two approaches being recorded within the 2014 model changes.

Assumptions

The key assumptions required for the economic capital calibration are:

(i) Assumptions used to derive non-market related best estimate liability cash flows, which are based on EEV best estimate assumptions;
(ii) Assumptions used to derive market related best estimate liability cash flows, which are based on market data at the valuation date where this data is reliable and comes from a deep and liquid market, or on appropriate extrapolation methodologies where markets are not sufficiently liquid to be reliable;
(iii) Assumptions underlying the calculation of the best estimate liability in respect of dynamic management actions and policyholder behaviour;
(iv) Assumptions underlying the risk models used to calculate the 1-in-200 level capital requirements for the Economic Capital Requirement which are set using a combination of historic market, demographic and operating experience data and expert judgement; and
(v) Assumptions on the dependencies between risks, which are calibrated using a combination of historic data and expert judgement.

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam, India and Poland where no liquid swap market exists and government bond yields are therefore used), with a deduction of between 10 and 35 basis points (depending on country) to allow for a 'credit risk adjustment' to swap rates. This treatment reflects the likely outcome under Solvency II. In addition, an estimated matching adjustment is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement.

The matching adjustment is set equal to the yield on the backing-assets in each portfolio, less deductions for credit risk, cash flow mismatch allowances and haircuts for assets assumed to be ineligible for the matching adjustment (currently around 10 per cent of shareholder-backed annuity assets). Full allowance has been made for diversification benefits between the matching adjustment portfolio and other funds, reflecting an economic treatment. These assumed deductions from the portfolio yield are summarised in the table below. However, the final Solvency II matching adjustment outcome remains subject to considerable uncertainties and may vary significantly from these assumptions.

	Base bps	Post 1-in 200 stress undiversified bps
Credit allowances deducted from asset yields		
UK shareholder-backed annuities	71	172

Aside from UK annuities, no matching adjustment allowance or any other form of liquidity premium has been assumed for any other lines of business.

Other business developments

On 5 February 2015 Prudential announced the completion of the sale of its closed book business in Japan. The contribution of Japan to the Group surplus has been set equal to the 'held for sale' accounting value of £49 million. On 10 November 2014, Prudential announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses for £155 million, which is allowed for in these results. On 1 July 2014 Prudential renewed its distribution agreement with Standard Chartered Bank to 2029. The amount of these distribution fees is allowed for in these economic capital results and has had a negative impact on the Group solvency ratio of -10 percentage points. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is also allowed for and is estimated to have had a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary.

Prudential plc Annual Report 2014 325

Analysis of movement in the economic capital surplus

The table below shows the movement during the financial year in the Group's economic capital surplus.

Analysis of movement in economic capital surplus[1] from 1 January to 31 December	2014 £bn	2013 £bn
Economic capital surplus as at 1 January	11.3	8.8
Operating experience	1.8	2.1
Non-operating experience (including market movements)	(0.9)	0.9
Other capital movements		
Disposals	0.1	(0.1)
Corporate restructuring	(0.3)	–
Distribution deals	(0.8)	(0.4)
Subordinated debt issuance/(redemption)	(0.4)	1.1
Foreign currency translation impacts	0.1	(0.4)
Dividends	(0.9)	(0.8)
Model changes	(0.3)	0.1
Economic capital surplus as at 31 December	9.7	11.3

Note

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2014 the movement in the Group economic surplus is driven by:

— *Operating experience:* generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year. The 2013 operating experience result additionally benefited from specific de-risking actions which were not repeated given the Group's overall economic capital strength;
— *Non-operating experience:* mainly arising from negative market experience during 2014, principally caused by the reduction in long-term interest rates in the UK;
— *Other capital movements:* a reduction in surplus from the repayment of subordinated debt, renewal of the bancassurance partnership agreement with Standard Chartered Bank, the negative capital effect of the domestication of the Hong Kong branch, an increase in surplus from the sale of the PruHealth and PruProtect businesses, positive foreign currency translation effects, and a reduction in surplus due to dividend payments in 2014; and
— *Model changes:* a negative impact to Group surplus for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.

Analysis of Group Economic Capital Requirements

The table below shows the split of the Group Economic Capital Requirement by risk type[1].

	31 December 2014		31 December 2013	
	% of undiversified Economic Capital Requirement[2]	% of diversified Economic Capital Requirement[2]	% of undiversified Economic Capital Requirement[2]	% of diversified Economic Capital Requirement[2]
Market	57%	66%	53%	64%
Equity	15%	21%	15%	24%
Credit	26%	39%	20%	37%
Yields (interest rates)	12%	4%	13%	0%
Other	4%	2%	5%	3%
Insurance	33%	27%	36%	28%
Mortality/morbidity	6%	3%	8%	4%
Lapse	16%	19%	19%	21%
Longevity	11%	5%	9%	3%
Operational/expense	10%	7%	11%	8%

Notes

1 The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson's risk exposures, based on 250 per cent of the US RBC Company Action Level.
2 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

Additional information

326 Prudential plc Annual Report 2014 **Additional information** **Additional unaudited financial information**

Additional unaudited financial information continued

II: Other information continued

The Group's most material risk exposures are to financial markets, in particular to equities and credit, which we hold to generate a higher return on capital and a higher return for our policyholders over the long term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below:

- The Group's exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit-linked funds in Asia. The equity exposure arising from Jackson's variable annuity business is mostly hedged;
- The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson's fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the Group's risk management framework;
- The Group is exposed to movements in yields (interest rates); while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits;
- The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia; and the Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes.

Reconciliation of IFRS equity to economic available capital

To aid understanding, the amount representing the Group's available capital under the economic capital basis is reconciled to the Group's IFRS shareholders' equity in the table below:

Reconciliation of IFRS equity to economic available capital[1]	2014 £bn	2013 £bn
IFRS shareholders' equity at 31 December	11.8	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(1.1)	(0.6)
Remove DAC, goodwill and intangibles	(3.5)	(2.7)
Add subordinated-debt treated as economic available capital	3.7	3.8
Impact of risk margin	(4.7)	(3.5)
Add value of shareholder-transfers	4.0	4.1
Other liability valuation differences	9.0	9.3
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)	(1.3)
Other	(0.4)	(0.3)
Economic available capital at 31 December	17.9	18.5

Note

1 Based on outputs from the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key items of reconciliation are:

- £1.1 billion (2013: £0.6 billion) represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk Based Capital regime;
- £3.5 billion (2013: £2.7 billion) due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
- £3.7 billion (2013: £3.8 billion) due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;
- £4.7 billion (2013: £3.5 billion) due to the inclusion of a risk margin which is not required under IFRS;
- £4.0 billion (2013: £4.1 billion) due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group's IFRS shareholders' funds;
- £9.0 billion (2013: £9.3 billion) due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from IFRS; and
- £0.9 billion (2013: £1.3 billion) due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Prudential plc Annual Report 2014 327
Sensitivity analysis
Stress testing this economic capital position gives the following results as at 31 December 2014:
— An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
— An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;
— A 50 basis points reduction in interest rates (subject to a fioor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
— A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
— A 100 basis points increase in credit spreads with 15 per cent downgrades in the UK annuity portfolio1 would reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.
These sensitivity results are shown before the impact of potential management actions to de-risk the exposures of shareholder funds. Even before such management actions are allowed for, the results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields (relative to very low starting yields) and a severe credit event.
The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson’s variable annuities business.
The adverse impact of a fall in yields largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group’s external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets.
An increase in defaults and downgrades adversely impacts on the UK annuity credit book although the business is much less sensitive to credit spreads under the matching adjustment framework. Jackson is not exposed to credit spread widening on a US RBC basis but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is refiected in the credit stress test above.
Statement of independent review
The methodology, assumptions and overall result have been subject to examination by KPMG LLP.
Additional
Note
1 For UK annuity business, the matching adjustment is intended to signi ficantly reduce the sensitivity of surplus to credit spreads. The UK annuity credit information sensitivity is therefore applied as 15 per cent of the portfolio downgrading, combined with an increase in credit spread stress of 88 basis points (which in total is commensurate with a 100 basis point credit spread stress). For Jackson, a 10x increase in expected defaults is applied in line with IGD sensitivities since credit spreads do not directly affect the US RBC result.

328 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: Other information continued

d Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus

The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting, so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2014, the tables also present the expected future free surplus to be generated from the investment made in new business during 2014 over the same 40-year period.

Expected transfer of value of in-force business (VIF) and required capital to free surplus

	2014 £m							
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2014 long-term new business written*			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2015	953	1,054	506	2,513	124	241	25	390
2016	920	902	514	2,336	144	108	22	274
2017	883	844	501	2,228	149	118	23	290
2018	846	792	503	2,141	119	29	22	170
2019	819	866	494	2,179	118	114	23	255
2020	796	801	482	2,079	104	96	23	223
2021	795	774	473	2,042	107	86	24	217
2022	790	744	465	1,999	108	131	24	263
2023	780	662	470	1,912	103	113	24	240
2024	751	540	459	1,750	111	97	23	231
2025	739	464	448	1,651	96	83	24	203
2026	744	392	436	1,572	105	71	23	199
2027	735	335	423	1,493	93	63	22	178
2028	719	290	411	1,420	95	56	22	173
2029	695	248	401	1,344	103	49	22	174
2030	668	204	388	1,260	92	40	22	154
2031	654	186	375	1,215	92	35	22	149
2032	637	196	366	1,199	90	30	22	142
2033	621	113	348	1,082	88	24	22	134
2034	607	104	327	1,038	96	24	24	144
2035 to 2039	2,921	19	1,327	4,267	434	(14)	107	527
2040 to 2044	2,542	–	1,110	3,652	387	–	97	484
2045 to 2049	2,161	–	521	2,682	335	–	82	417
2050 to 2054	1,801	–	287	2,088	289	–	29	318
Total free surplus expected to emerge in the next 40 years	24,577	10,530	12,035	47,142	3,582	1,594	773	5,949

* The analysis excludes amounts incorporated into VIF at 31 December 2014 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2054. Following their sale, the cash flows exclude any cash flows in respect of Japan and PruHealth and PruProtect.

The above amounts can be reconciled to the new business amounts as follows:

	2014 £m			
New business	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2015 to 2054	3,582	1,594	773	5,949
Less: discount effect	(2,111)	(532)	(451)	(3,094)
Discounted expected free surplus generation for years 2015 to 2054	1,471	1,062	322	2,855
Discounted expected free surplus generation for years 2054+	91	–	2	93
PruHealth and PruProtect free surplus generation for new business not included above†	–	–	19	19
Less: Free surplus investment in new business[note 13]	(346)	(187)	(73)	(606)
Other items‡	(54)	(181)	–	(235)
Post-tax EEV new business profit[note 13]	1,162	694	270	2,126

† In November 2014, the Group disposed of its stake in the PruHealth and PruProtect businesses for an EEV profit of £44 million. New business profit for the year includes new business written by the businesses prior to the disposed date. For the analysis above, such profits have been excluded as the Group has realised the cash through sale in 2014.
‡ Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

Prudential plc Annual Report 2014 329

The undiscounted expected free surplus generation from all in-force business at 31 December 2014 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2013 as follows:

Group	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Other £m	Total £m
2013 expected free surplus generation for years 2014 to 2053*	2,165	2,109	2,025	1,911	1,884	1,814	31,638	43,546
Less: Amounts expected to be realised in the current year	(2,165)	–	–	–	–	–	–	(2,165)
Add: Expected free surplus to be generated in year 2054†	–	–	–	–	–	–	367	367
Foreign exchange differences	–	77	73	67	65	63	850	1,195
New business	–	390	274	290	170	255	4,570	5,949
Sale of PruHealth and PruProtect	–	(2)	(2)	(5)	(7)	(7)	(48)	(71)
Operating movements	–	9	(9)	18	47	58		
Non-operating and other movements	–	(70)	(25)	(53)	(18)	(4)	(1,632)	(1,679)
2014 expected free surplus generation for years 2015 to 2054*	–	2,513	2,336	2,228	2,141	2,179	35,745	47,142

Asia	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Other £m	Total £m
2013 expected free surplus generation for years 2014 to 2053*	801	821	798	735	705	682	17,471	22,013
Less: Amounts expected to be realised in the current year	(801)	–	–	–	–	–	–	(801)
Add: Expected free surplus to be generated in year 2054†	–	–	–	–	–	–	324	324
Foreign exchange differences	–	25	26	23	22	21	548	665
New business	–	124	144	149	119	118	2,928	3,582
Operating movements	–	–	(29)	(1)	7	13		
Non-operating and other movements	–	(17)	(19)	(23)	(7)	(15)	(1,115)	(1,206)
2014 expected free surplus generation for years 2015 to 2054*	–	953	920	883	846	819	20,156	24,577

US	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Other £m	Total £m
2013 expected free surplus generation for years 2014 to 2053*	902	817	760	709	700	666	4,834	9,388
Less: Amounts expected to be realised in the current year	(902)	–	–	–	–	–	–	(902)
Add: Expected free surplus to be generated in year 2054†	–	–	–	–	–	–	–	–
Foreign exchange differences	–	52	47	44	43	42	302	530
New business	–	241	108	118	29	114	984	1,594
Operating movements	–	(10)	7	10	37	35		
Non-operating and other movements	–	(46)	(20)	(37)	(17)	9	(48)	(80)
2014 expected free surplus generation for years 2015 to 2054	–	1,054	902	844	792	866	6,072	10,530

* Includes the removal of Japan life business following the sale.
† Excluding 2014 new business.

Additional information

330 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: Other information continued

UK	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Other £m	Total £m
2013 expected free surplus generation for years 2014 to 2053	462	471	467	467	479	466	9,333	12,145
Less: Amounts expected to be realised in the current year	(462)	–	–	–	–	–	–	(462)
Add: Expected free surplus to be generated in year 2054*	–	–	–	–	–	–	43	43
New business	–	25	22	23	22	23	658	773
Sale of PruHealth and PruProtect	–	(2)	(2)	(5)	(7)	(7)	(48)	(71)
Operating movements	–	19	13	9	3	10		
Non-operating and other movements	–	(7)	14	7	6	2	(469)	(393)
2014 expected free surplus generation for years 2015 to 2054	–	506	514	501	503	494	9,517	12,035

* Excluding 2014 new business.

At 31 December 2014, the total free surplus expected to be generated over the next five years (years 2015 to 2019 inclusive), using the same assumptions and methodology as those underpinning our embedded value reporting was £11.4 billion, an increase of £1.7 billion from the £9.7 billion expected over the same period at the end of 2013.

This increase primarily reflects the new business written in 2014, which is expected to generate £1,379 million of free surplus over the next five years. Operating, non-operating and disposal of our share of PruHealth and PruProtect businesses and other items are expected to decrease free surplus generation by £70 million over the next five years, which is more than offset by the favourable foreign exchange movements of £345 million.

At 31 December 2014, the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £47.1 billion, up from the £43.5 billion expected at end of 2013, reflecting the effect of new business written across all three business operations and a positive foreign exchange translation effect arising in the US and Asia operations of £1.2 billion. These positive effects have been offset by a £(1.7) billion adverse effect reflecting operating, market assumption changes and the disposal of our share of PruHealth and PruProtect businesses and other items. These principally reflect the impact of falling interest rates, particularly in Asia. The overall growth in the undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2014 from life business in force at the end of 2014 was £2.7 billion including £0.3 billion of changes in operating assumptions and experience variances. This compares with the expected 2014 realisation at the end of 2013 of £2.2 billion. This can be analysed further as follows:

	Asia £m	US £m	UK £m	Total £m
Transfer to free surplus in 2014	828	883	565	2,276
Expected return on free assets	62	30	14	106
Changes in operating assumptions and experience variances	(30)	278	66	314
Underlying free surplus generated from in-force life business in 2014	860	1,191	645	2,696
2014 free surplus expected to be generated at 31 December 2013	801	902	462	2,165

Prudential plc Annual Report 2014 331

The equivalent discounted amounts of the undiscounted totals shown previously are shown below:

	2014 £m							
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2014 new business written			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2015	908	1,017	471	2,396	118	233	23	374
2016	807	820	457	2,084	125	97	20	242
2017	720	724	419	1,863	119	101	19	239
2018	644	642	397	1,683	88	23	18	129
2019	581	664	367	1,612	81	86	18	185
2020	529	576	337	1,442	67	68	16	151
2021	494	526	312	1,332	65	56	16	137
2022	459	478	289	1,226	61	81	15	157
2023	424	406	274	1,104	54	65	14	133
2024	383	312	252	947	54	52	13	119
2025	354	255	231	840	43	42	12	97
2026	335	204	212	751	45	33	11	89
2027	311	165	193	669	37	28	10	75
2028	289	137	176	602	36	23	10	69
2029	264	112	161	537	37	19	9	65
2030	239	90	146	475	32	15	8	55
2031	221	80	133	434	30	12	8	50
2032	204	83	122	409	28	10	7	45
2033	188	42	109	339	26	7	7	40
2034	174	39	96	309	28	7	7	42
2035 to 2039	747	99	321	1,167	112	4	27	143
2040 to 2044	518	–	195	713	82	–	18	100
2045 to 2049	362	–	63	425	60	–	12	72
2050 to 2054	247	–	25	272	43	–	4	47
Total discounted free surplus expected to emerge in the next 40 years	10,402	7,471	5,758	23,631	1,471	1,062	322	2,855

The above amounts can be reconciled to the Group's financial statements as follows:

	Total £m
Discounted expected generation from all in-force business for years 2015 to 2054	23,631
Discounted expected generation from all in-force business for years after 2054	470
Discounted expected generation from all in-force business (excluding Japan) at 31 December 2014[note 14]	24,101
Add: Free surplus of life operations held at 31 December 2014[note 13]	4,193
Less: Time value of guarantees[note 14]	(575)
Expected cash flow from the sale of Japan life business*	23
Other non-modelled items†[note 14]	1,382
Total EEV for life operations	29,124

* Upon completion of the sale of the Japan life business, £23 million of free surplus will be released. See note 8 and note 14 of the EEV basis results section for further details.

† These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2014. In particular, it excludes the value of the shareholders' interest in the estate.

Additional information

332 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

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II: Other information continued

e Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV, metrics analysis by contribution by currency group:

Free surplus and IFRS 2014 results

	Underlying free surplus generated %	Pre-tax operating profit notes 2, 3, 4 %	Shareholders' funds notes 2, 3, 4 %
US$ linked[note 1]	14	17	14
Other Asia currencies	9	18	18
Total Asia	23	35	32
UK sterling[notes 3,4]	38	20	46
US$[note 4]	39	45	22
Total	100	100	100

EEV 2014 results

	Post-tax new business profits %	Post-tax operating profit notes 2, 3, 4 %	Shareholders' funds notes 2, 3, 4 %
US$ linked[note 1]	36	35	29
Other Asia currencies	18	13	15
Total Asia	54	48	44
UK sterling[notes 3,4]	13	14	33
US$[note 4]	33	38	23
Total	100	100	100

Notes

1 US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar, and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2 Includes long-term, asset management business and other businesses.
3 For operating profit and shareholders' funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4 For shareholders' funds, the US$ grouping includes US$-denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

f Option schemes

The Group grants share options through four schemes, and exercises of the options are satisfied by the issue of new shares. Executive directors and eligible employees based in the UK may participate in the UK savings-related share option scheme, while employees based in Dublin are eligible to participate in the Prudential International Assurance sharesave plan. Executives based in Asia, and eligible employees, can participate in the international savings-related share option scheme, while agents based in Hong Kong can participate in the international savings-related share option scheme for non-employees. Further details of the schemes and accounting policies are detailed in note B3.2 of the IFRS basis consolidated financial statements.

All options were granted at £nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services (excluding options granted to agents under the non-employee savings-related share option scheme) or in excess of the individual limit for the relevant scheme.

The option schemes will terminate as follows, unless the directors resolve to terminate the plans at an earlier date:

- UK savings-related share option scheme: 16 May 2023;
- International savings-related share option scheme: 31 May 2021;
- Prudential International Assurance sharesave plan: 3 August 2019; and
- International savings-related share option scheme for non-employees 2012: 17 May 2022.

The weighted average share price of Prudential plc for the year ended 31 December 2014 was £13.75 (2013: £11.14).

Particulars of options granted to directors are included in the directors' remuneration report on page 93.

The closing price of the shares immediately before the date on which the options were granted during the current year was £14.14.

The following analyses show the movement in options for each of the option schemes for the year ended 31 December 2014.

Prudential plc Annual Report 2014 333

UK savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
28 Sep 06	4.75	01 Dec 13	31 May 14	148	–	(148)	–	–	–	–
26 Apr 07	5.72	01 Jun 14	30 Nov 14	503	–	(503)	–	–	–	–
27 Sep 07	5.52	01 Dec 14	31 May 15	1,668	–	(1,000)	–	–	(5)	663
25 Apr 08	5.51	01 Jun 15	30 Nov 15	1,544	–	(72)	–	–	(4)	1,468
25 Sep 08	4.38	01 Dec 13	31 May 14	12,317	–	(12,317)	–	–	–	–
25 Sep 08	4.38	01 Dec 15	31 May 16	10,873	–	(307)	–	–	(25)	10,541
27 Apr 09	2.88	01 Jun 14	30 Nov 14	1,655,947	–	(1,644,907)	(1,417)	(2,713)	(6,910)	–
27 Apr 09	2.88	01 Jun 16	30 Nov 16	171,125	–	(5,292)	(227)	–	(278)	165,328
25 Sep 09	4.25	01 Dec 14	31 May 15	82,407	–	(66,007)	(878)	–	(1,114)	14,408
28 Sep 10	4.61	01 Dec 13	31 May 14	62,431	–	(60,140)	–	–	(1,560)	731
28 Sep 10	4.61	01 Dec 15	31 May 16	122,255	–	(5,518)	–	(669)	(1,273)	114,795
16 Sep 11	4.66	01 Dec 14	31 May 15	434,105	–	(319,866)	(5,175)	(9,576)	(6,774)	92,714
16 Sep 11	4.66	01 Dec 16	31 May 17	178,689	–	(2,071)	(3,790)	(8,496)	(2,960)	161,372
21 Sep 12	6.29	01 Dec 15	31 May 16	940,009	–	(36,123)	(23,904)	(26,464)	(30,513)	823,005
21 Sep 12	6.29	01 Dec 17	31 May 18	140,115	–	(2,499)	(1,431)	–	(4,849)	131,336
20 Sep 13	9.01	01 Dec 16	31 May 17	418,408	–	(5,657)	(14,852)	(14,465)	(24,642)	358,792
20 Sep 13	9.01	01 Dec 18	31 May 19	91,054	–	(66)	(1,664)	(3,992)	(2,097)	83,235
23 Sep 14	11.55	01 Dec 17	31 May 18	–	990,881	–	(4,645)	(3,427)	–	982,809
23 Sep 14	11.55	01 Dec 19	31 May 20	–	499,168	–	(4,547)	(1,311)	–	493,310
				4,323,598	1,490,049	(2,162,493)	(62,530)	(71,113)	(83,004)	3,434,507

The total number of securities available for issue under the scheme is 3,434,507 which represents 0.134 per cent of the issued share capital at 31 December 2014.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current year was £14.08.

The weighted average fair value of options granted under the plan in the year was £11.55.

International savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
25 Apr 08	5.51	01 Jun 13	30 Nov 13	1,453	–	(1,453)	–	–	–	–
25 Sep 08	4.38	01 Dec 13	31 May 14	3,503	–	(3,503)	–	–	–	–
27 Apr 09	2.88	01 Jun 14	30 Nov 14	75,573	–	(75,573)	–	–	–	–
25 Sep 09	4.25	01 Dec 12	31 May 13	5,349	–	(5,349)	–	–	–	–
25 Sep 09	4.25	01 Dec 14	31 May 15	2,682	–	–	–	–	–	2,682
28 Sep 10	4.61	01 Dec 13	31 May 14	29,097	–	(29,097)	–	–	–	–
28 Sep 10	4.61	01 Dec 15	31 May 16	6,130	–	–	–	–	–	6,130
16 Sep 11	4.66	01 Dec 14	31 May 15	322,112	–	(167,101)	(399)	(31,097)	–	123,515
16 Sep 11	4.66	01 Dec 16	31 May 17	25,739	–	–	–	–	–	25,739
21 Sep 12	6.29	01 Dec 15	31 May 16	629,331	–	(10,132)	–	(49,206)	–	569,993
21 Sep 12	6.29	01 Dec 17	31 May 18	26,114	–	(1,391)	–	(5,451)	–	19,272
20 Sep 13	9.01	01 Dec 16	31 May 17	690,823	–	–	(7,520)	(43,110)	–	640,193
20 Sep 13	9.01	01 Dec 18	31 May 19	55,409	–	–	–	(2,995)	–	52,414
23 Sep 14	11.55	01 Dec 17	31 May 18	–	1,558	–	–	–	–	1,558
23 Sep 14	11.55	01 Dec 19	31 May 20	–	1,311	–	–	–	–	1,311
				1,873,315	2,869	(293,599)	(7,919)	(131,859)	–	1,442,807

The total number of securities available for issue under the scheme is 1,442,807 which represents 0.056 per cent of the issued share capital at 31 December 2014.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current year was £14.58.

The weighted average fair value of options granted under the plan in the year was £11.55.

Additional information

334 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: Other information continued

Prudential International Assurance sharesave plan

Date of grant	Exercise price £	Exercise period: Beginning	Exercise period: End	Number of options: Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
27 Apr 09	2.88	01 Jun 14	30 Nov 14	6,567	–	(5,774)	–	–	(793)	–
				6,567	–	(5,774)	–	–	(793)	–

There are no securities available for issue under the scheme at 31 December 2014.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current year was £13.70.

Non-employee savings-related share option scheme

Date of grant	Exercise price £	Exercise period: Beginning	Exercise period: End	Number of options: Beginning of year	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of year
25 Apr 08	5.51	01 Jun 13	30 Nov 13	1,997	–	–	–	–	(1,997)	–
25 Sep 08	4.38	01 Dec 13	31 May 14	9,186	–	(4,798)	–	–	(4,388)	–
27 Apr 09	2.88	01 Jun 12	30 Nov 12	27,532	–	–	–	–	(27,532)	–
27 Apr 09	2.88	01 Jun 14	30 Nov 14	686,366	–	(686,366)	–	–	–	–
25 Sep 09	4.25	01 Dec 14	31 May 15	11,717	–	(11,717)	–	–	–	–
28 Sep 10	4.61	01 Dec 13	31 May 14	341,803	–	(341,803)	–	–	–	–
28 Sep 10	4.61	01 Dec 15	31 May 16	362,214	–	–	–	(391)	–	361,823
16 Sep 11	4.66	01 Dec 14	31 May 15	600,918	–	(335,839)	–	(8,049)	–	257,030
16 Sep 11	4.66	01 Dec 16	31 May 17	257,774	–	–	–	–	–	257,774
21 Sep 12	6.29	01 Dec 15	31 May 16	438,307	–	–	(3,400)	(572)	–	434,335
21 Sep 12	6.29	01 Dec 17	31 May 18	90,289	–	–	(954)	–	–	89,335
20 Sep 13	9.01	01 Dec 16	31 May 17	777,462	–	–	(5,409)	(2,798)	–	769,255
20 Sep 13	9.01	01 Dec 18	31 May 19	424,941	–	–	(2,994)	–	–	421,947
23 Sep 14	11.55	01 Dec 17	31 May 18	–	630,613	–	–	–	–	630,613
23 Sep 14	11.55	01 Dec 19	31 May 20	–	525,065	–	–	–	–	525,065
				4,030,506	1,155,678	(1,380,523)	(12,757)	(11,810)	(33,917)	3,747,177

The total number of securities available for issue under the scheme is 3,747,177 which represents 0.146 per cent of the issued share capital at 31 December 2014.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current year was £14.16.

The weighted average fair value of options granted under the plan in the year was £11.55.

Prudential plc Annual Report 2014 335

g Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) and European Embedded Value (EEV).

This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

Income statement data

	Year ended 31 December				
	2014 £m	**2013** £m	**2012** £m	**2011** £m	**2010** £m
IFRS basis results					
Gross premium earned	**32,832**	30,502	29,113	24,837	23,610
Outward reinsurance premiums	**(799)**	(658)	(491)	(417)	(349)
Earned premiums, net of reinsurance	**32,033**	29,844	28,622	24,420	23,261
Investment return	**25,787**	20,347	23,931	9,361	21,662
Other income	**2,306**	2,184	1,885	1,711	1,539
Total revenue, net of reinsurance	**60,126**	52,375	54,438	35,492	46,462
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	**(50,169)**	(43,154)	(45,144)	(28,706)	(39,687)
Acquisition costs and other expenditure	**(6,752)**	(6,861)	(6,032)	(4,717)	(4,692)
Finance costs: interest on core structural borrowings of shareholder-financed operations	**(341)**	(305)	(280)	(286)	(257)
Remeasurement of carrying value of Japan life business classified as held for sale	**(13)**	(120)	–	–	–
Total charges, net of reinsurance	**(57,275)**	(50,440)	(51,456)	(33,709)	(44,636)
Share of profits from joint ventures and associates, net of related tax	**303**	147	135	76	64
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*[note 1]	**3,154**	2,082	3,117	1,859	1,890
Tax (charge) credit attributable to policyholders' returns	**(540)**	(447)	(370)	7	(607)
Profit before tax attributable to shareholders	**2,614**	1,635	2,747	1,866	1,283
Tax (charge) credit attributable to shareholders' returns	**(398)**	(289)	(584)	(415)	43
Profit for the year	**2,216**	1,346	2,163	1,451	1,326
Based on profit for the year attributable to the equity holders of the Company:					
Basic earnings per share (in pence)	**86.9p**	52.8p	85.1p	57.1p	52.4p
Diluted earnings per share (in pence)	**86.8p**	52.7p	85.0p	57.0p	52.3p
Dividend per share declared and paid in reporting period (in pence)	**35.03p**	30.52p	25.64p	25.19p	20.17p

Additional information

336 Prudential plc Annual Report 2014 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: Other information continued

Supplementary IFRS income statement data

	Year ended 31 December				
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Operating profit based on longer-term investment returns[note 2]	3,186	2,954	2,520	2,017	1,823
Non-operating items	(572)	(1,319)	227	(151)	(540)
Profit before tax attributable to shareholders[note 2]	2,614	1,635	2,747	1,866	1,283
Operating earnings per share (excluding 2010 exceptional tax credit) (in pence)	96.6p	90.9p	76.9p	62.7p	58.8p
Operating earnings per share (including 2010 exceptional tax credit) (in pence)	96.6p	90.9p	76.9p	62.7p	65.1p

Supplementary EEV income statement data

	Year ended 31 December				
	2014 £m	2013* £m	2012* £m	2011* £m	2010* £m
Operating profit based on longer-term investment returns[note 2]	4,096	4,204	3,174	2,942	2,697
Non-operating items	247	154	595	(751)	(111)
Profit before tax attributable to shareholders	4,343	4,358	3,769	2,191	2,586
Operating earnings per share (excluding 2010 exceptional tax credit) (in pence)	160.7p	165.0p	124.9p	116.0p	107.4p
Operating earnings per share (including 2010 exceptional tax credit) (in pence)	160.7p	165.0p	124.9p	116.0p	113.7p

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2010 to 2013 results are shown on a comparable basis.

New business data[note 3]

New business excluding Japan

	Year ended 31 December				
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Annual premium equivalent (APE) sales	4,650	4,423	4,195	3,681	3,485
EEV new business profit (NBP) (post-tax)*	2,126	2,082	1,791	1,536	1,433
NBP margin (% APE)	46%	47%	43%	42%	41%

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2010 to 2013 results are shown on a comparable basis.

Statement of financial position data

As of and for the year ended 31 December	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Total assets	369,204	325,932	307,644	270,018	256,330
Total policyholder liabilities and unallocated surplus of with-profits funds	321,989	286,014	268,263	233,538	221,895
Core structural borrowings of shareholder-financed operations	4,304	4,636	3,554	3,611	3,676
Total liabilities	357,392	316,281	297,280	261,411	248,765
Total equity	11,812	9,651	10,364	8,607	7,565

Prudential plc Annual Report 2014 337

Other data

As of and for the year ended 31 December	2014 £bn	2013 £bn	2012 £bn	2011 £bn	2010 £bn
Funds under management[note 4]	496	443	406	352	340
EEV shareholders' equity, excluding non-controlling interests	29.2	24.9	22.4	19.6	18.2
Insurance Groups Directive capital surplus before final dividend[note 5]	4.7	5.1	5.1	4.0	4.3

Notes

1 This measure is the formal profit (loss) before tax measure under IFRS, but is not the result attributable to shareholders.

2 Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on dilution of the Group's holdings, the costs arising from the domestication of the Hong Kong business, (loss) profit attaching to held-for-sale Japan life insurance business and, in 2010, costs associated with the terminated AIA transaction. Separately on the IFRS basis, operating profit also excludes amortisation of acquisition accounting adjustments. In addition, for EEV basis results, operating profit excludes the effect of changes in economic assumptions, the market value movement on core borrowings and, in 2012, the gain arising on the acquisition of REALIC.

3 Comparative APE new business sales prior to 2011 exclude the Japanese insurance operations, which ceased writing new business from 15 February 2010.

4 Funds under management comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

5 The 2014 surplus is estimated.

h Results of sold PruHealth and PruProtect businesses

The tables below show the results of the sold PruHealth and PruProtect businesses which were included in the Group's results for full year and half year 2014.

IFRS 2014 results

	2014 £m	
	Full year	Half year
Pre-tax operating profit	23	8

EEV 2014 post-tax results

	2014 £m	
	Full year	Half year
APE sales	23	14
Operating profit		
New business contribution	11	6
Total operating profit	11	8

APE and new business contribution

	2014 £m	
	APE	Post-tax new business contribution
Full year 2014	23	11
Q3 2014	20	9
Half year 2014	14	6
Q1 2014	7	3

Additional information

338 Prudential plc Annual Report 2014 **Additional information Risk factors**

Risk factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the 'Group Chief Risk Officer's report on the risks facing our business and our capital strength' section of this document.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008, Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates (which in some jurisdictions have become negative) and liquidity, and widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

- Investment impairments or reduced investment returns, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;
- Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
- Failure of counterparties to transactions with Prudential that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;
- Estimates of the value of financial instruments being difficult because, in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and
- Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth, the timing and scale of quantitative easing programmes of central banks and socio-political events. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time, and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate surrender values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities, and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrenders arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic results which may be less significant under IFRS reporting.

A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the

Prudential plc Annual Report 2014 339
amounts of sovereign debt obligations held or otherwise alter the currencies in which may change the level of capital required in its investment portfolio. In recent years, its obligations are denominated, this to be held by individual businesses, or rating agencies have downgraded the could have a material adverse effect on could introduce possible changes in sovereign debt of some countries. There is Prudential’s financial condition and results the regulatory framework for pension a risk of further downgrades. of operations. arrangements and policies, the regulation Investing in sovereign debt creates of selling practices and solvency exposure to the direct or indirect Prudential is subject to the risk of requirements. In addition, there could be consequences of political, social or exchange rate fluctuations owing to changes to the maximum level of non-economic changes (including changes in the geographical diversity of its domestic ownership by foreign companies governments, heads of states or monarchs) businesses in certain jurisdictions. Furthermore, as in the countries in which the issuers are Due to the geographical diversity of a result of interventions by governments located, and the creditworthiness of the Prudential’s businesses, Prudential is in response to recent financial and global sovereign. Investment in sovereign debt subject to the risk of exchange rate economic conditions, it is widely expected obligations involves risks not present in fiuctuations. Prudential’s operations in the that there will continue to be a substantial debt obligations of corporate issuers. In US and Asia, which represent a significant increase in government regulation and addition, the issuer of the debt or the proportion of operating profit based on supervision of the financial services governmental authorities that control the longer-term investment returns and industry, including the possibility of higher repayment of the debt may be unable or shareholders’ funds, generally write capital requirements, restrictions on unwilling to repay principal or pay interest policies and invest in assets denominated certain types of transactions and enhanced when due in accordance with the terms of in local currencies. Although this practice supervisory powers. such debt, and Prudential may have limited limits the effect of exchange rate Current EU directives, including the recourse to compel payment in the event of fiuctuations on local operating results, it EU Insurance Groups Directive (IGD) a default. A sovereign debtor’s willingness can lead to significant fiuctuations in require EU financial services groups to or ability to repay principal and to pay Prudential’s consolidated financial demonstrate net aggregate surplus capital interest in a timely manner may be affected statements upon translation of results into in excess of solvency requirements at the by, among other factors, its cash fiow pounds sterling. This exposure is not Group level in respect of shareholder-situation, its relations with its central bank, currently separately managed. The owned entities. The test is a continuous the extent of its foreign currency reserves, currency exposure relating to the requirement, so that Prudential needs to the availability of sufficient foreign translation of reported earnings could maintain a higher amount of regulatory exchange on the date a payment is due, the impact on financial reporting ratios such as capital at the Group level than otherwise relative size of the debt service burden to dividend cover, which is calculated as necessary in respect of some of its the economy as a whole, the sovereign operating profit after tax on an IFRS basis, individual businesses to accommodate, for debtor’s policy toward local and divided by the current year interim example, short-term movements in global international lenders, and the political dividend plus the proposed final dividend. foreign exchange rates, interest rates, constraints to which the sovereign debtor The impact of gains or losses on currency deterioration in credit quality and equity may be subject. translations is recorded as a component of markets. The EU is also developing a new Moreover, governments may use a shareholders’ funds within other prudential regulatory framework for variety of techniques, such as intervention comprehensive income. Consequently, insurance companies, referred to as by their central banks or imposition of this could impact on Prudential’s gearing ‘Solvency II’. regulatory controls or taxes, to devalue ratios (defined as debt over debt plus The Solvency II Directive covers their currencies’ exchange rates, or may shareholders’ funds). The Group’s surplus valuation, the treatment of insurance adopt monetary and other policies capital position for regulatory reporting groups, the definition of capital and the (including to manage their debt burdens) purposes may also be affected by overall level of capital requirements. A key that have a similar effect, all of which could fiuctuations in exchange rates with possible aspect of Solvency II is that the assessment adversely impact the value of an consequences for the degree of fiexibility of risks and capital requirements are investment in sovereign debt even in the the Prudential has in managing its business. intended to be aligned more closely with absence of a technical default. Periods of economic capital methodologies, and may economic uncertainty may affect the Prudential conducts its businesses allow Prudential to make use of its internal volatility of market prices of sovereign debt subject to regulation and associated capital models, if approved by the to a greater extent than the volatility regulatory risks, including the effects Prudential Regulation Authority (PRA). inherent in debt obligations of other types of changes in the laws, regulations, The Solvency II Directive was formally of issuers. policies and interpretations and any approved by the Economic and financial In addition, if a sovereign default or accounting standards in the markets Affairs Council in November 2009, and other such events described above were to in which it operates the Omnibus II Directive, which amended occur, other financial institutions may also Changes in government policy, legislation certain aspects of the Solvency II Directive, suffer losses or experience solvency or (including tax) or regulatory interpretation was adopted by the Council of the other concerns, and Prudential might face applying to companies in the financial European Union in April 2014. As such, additional risks relating to any debt of such services and insurance industries in any of Solvency II is expected to be implemented financial institutions held in its investment the markets in which Prudential operates, as of 1 January 2016, although the portfolio. There is also risk that public which in some circumstances may be European Commission and the European perceptions about the stability and applied retrospectively, may adversely Insurance and Occupational Pensions Additional creditworthiness of financial institutions affect Prudential’s product range, Authority (EIOPA) are continuing to and the financial sector generally might be distribution channels, competitiveness, develop the detailed rules and guidelines affected, as might counter party profitability, capital requirements and, that will supplement the high-level rules relationships between financial institutions. consequently, reported results and and principles of the Solvency II and information If a sovereign were to default on its financing requirements. Also, regulators in Omnibus II Directives, including the obligations, or adopt policies that devalue jurisdictions in which Prudential operates Delegated Acts relating to third-country

340 Prudential plc Annual Report 2014 **Additional information Risk factors**

Risk factors continued

equivalents. These detailed rules and guidelines are not currently expected to be finalised until mid to late 2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalents, is subject to supervisory judgement and approval. As a result, there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in the capital required to support its business, and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs of which Prudential was one. Designation as a G-SII has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS, and subsequent guidance papers, these additional policy measures include enhanced Group-wide supervision, effective resolution measures of the Group in the event of failure, loss absorption, and higher loss absorption capacity. Prudential is monitoring the development, and potential impact, of the framework of policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential's designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum Group capital requirement; and the second, a Higher Loss Absorption (HLA) requirement that should reflect the drivers of the assessment of G-SII designation. G-SIIs will be required to report on their BCR to Group-wide supervisors on a confidential basis from 2015. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for Group supervision, and may increase the focus of regulators in some jurisdictions. One of the framework's key components is an Insurance Capital Standard (ICS) which would be expected to form the Group solvency capital standard under ComFrame. This new framework is expected to be implemented in 2019.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants, in some instances, in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2019.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators' interest may include the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice, with respect to certain employee benefit and pension plans, would be considered a fiduciary – and would subject the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal

Prudential plc Annual Report 2014 341

actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends, and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA, and Manulife, and multinational asset managers such as J P Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential's principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc, Allianz, Prudential Financial, Lincoln National, MetLife and Aegon.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products and, as a result, its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. These ratings have a stable outlook.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa2 (negative outlook) by Moody's, AA (stable outlook) by Standard & Poor's and AA (stable outlook) by Fitch.

Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co Singapore (Pte) Ltd's financial strength is rated AA (stable outlook) by Standard & Poor's.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business, including failure in information technology and cyber-security, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on, and require significant investment in, information technology (IT), compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential's IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error, among other reasons, operational incidents do happen periodically and no system or process can entirely prevent them – although there have not been any material such events to date. For example, although Prudential has not identified a material failure or breach in relation to its legacy and other IT systems and processes to date, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks. Prudential's legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches.

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems. This could result in loss of trust from Prudential's customers, reputational damage and financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance as Prudential increasingly moves to digitalise its business

Additional information

342 Prudential plc Annual Report 2014 Additional information Risk factors

Risk factors continued

and provide on-line business operations for its customers. While a focus of Prudential is on being proactive to the exposure faced from emerging threats through continually reviewing and enhancing its IT environment to remain robust and secure, together with increasing its ability to detect system compromise, and recover should such an incident occur, there can be no assurance that such events will not take place with adverse consequential effects on Prudential's business and financial position.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expense.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are similarly relevant to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson's portfolio of traditional and variable annuities. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group's joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued cooperation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint-venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential, and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

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Changes in tax legislation may result in adverse tax consequences
Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.
Additional information

344 Prudential plc Annual Report 2014 **Additional information Glossary**

Glossary

AER
Actual Exchange Rates are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date.

Annual premium equivalent or APE
A measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period.

Asset-backed security
A security whose value and income payments are derived from, and collateralised (or 'backed') by, a specified pool of underlying assets. The pool of assets is typically a group of small and illiquid assets that are unable to be sold individually.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. AFS securities are measured at fair value on the statement of financial position with unrealised gains and losses being booked in other comprehensive Income instead of the income statement.

Back book of business
The insurance policies sold in past periods that are still in force, and hence are still recorded on the insurer's balance sheet.

Bonuses
Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. There are normally two types of bonus;

- Regular bonus – expected to be added every year during the term of the policy. It is not guaranteed that a regular bonus will be added each year, but once it is added, it cannot be reversed, also known as annual or reversionary bonus; and
- Final bonus – an additional bonus expected to be paid when policyholders take money from the policies. If investment return has been low over the lifetime of the policy, a final bonus may not be paid. Final bonuses may vary and are not guaranteed.

Bulk annuity
A bulk annuity, sometimes referred to as a bulk purchase annuity, is a contract between a defined benefit pension scheme and an insurance company, whereby an insurance company insures some or all of the liabilities of the pension scheme.

Cash surrender value
The amount of cash available to a policyholder on the surrender of, or withdrawal from, a life insurance policy or annuity contract.

CER
Constant Exchange Rate – Prudential plc reports its results at both actual exchange rates (AER) to reflect actual results, and also constant exchange rates (CER) so as to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current period foreign currency exchange rates, ie, current period average rates for the income statements and current period closing rate for the balance sheet.

Closed-book life insurance business
A 'closed book' is essentially a group of insurance policies that are no longer sold, but are still featured on the books of a life insurer as a premium-paying policy. The insurance company has 'closed the books' on new sales of these products which will remain in run-off until the policies expire and all claims are settled.

Core structural borrowings
Borrowings which Prudential considers to form part of its core capital structure and exclude operational borrowings.

Credit risk
The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.

Currency risk
The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates.
Also referred to as foreign exchange risk.

Deferred acquisition costs or DAC
Acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies. They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses. Typically, under IFRS, an element of acquisition costs are deferred, ie, not expensed in the year incurred, and instead amortised in the income statement in line with the emergence of surpluses on the related contracts.

Deferred annuities
Annuities or pensions due to be paid from a future date or when the policyholder reaches a specified age.

Discretionary participation features or DPF
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

- That are likely to be a significant portion of the total contractual benefits;
- Whose amount or timing is contractually at the discretion of the issuer; and
- That are contractually based on asset, fund, company or other entity performance.

Dividend cover
Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

Endowment product
An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

European Embedded Value or EEV
Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and which are prepared in accordance with a set of Principles issued by the Chief Financial Officers Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance of EEV Disclosures published in October 2005. The principles are designed to capture the value of the new business sold in the period and of the business in force.

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Fixed annuities
Fixed annuity contracts written in the US which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible pay-out options. The contract holder pays the insurer a premium, which is credited to the contract holders' account. Periodically, interest is credited to the contract holders' account and administrative charges are deducted, as appropriate.

Fixed indexed annuities
These are similar to fixed annuities in that the contract holder pays the insurer a premium, which is credited to the contract holders' account and, periodically, interest is credited to the contract holders' account and administrative charges are deducted, as appropriate. An annual minimum interest rate may be guaranteed, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

Funds under management
These comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

Group free surplus
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period, less the investment in new business, the effect of market movements and other one-off items.

Guaranteed annuities
Policies that pay out a fixed amount of benefit for a defined period.

Guaranteed investment contract (GIC) (US)
An investment contract between an insurance company and an institutional investor, which provides a stated rate of return on deposits over a specified period of time. They typically provide for partial or total withdrawals at book value if needed for certain liquidity needs of the plan.

Guaranteed minimum accumulation benefit (GMAB) (US)
A guarantee that ensures that the contract value of a variable annuity contract will be at least equal to a certain minimum amount after a specified number of years.

Guaranteed minimum death benefit (GMDB) (US)
The basic death benefit offered under variable annuity contracts, which specifies that if the owner dies before annuity income payments begin, the beneficiary will receive a payment equal to the greater of the contract value or purchase payments less withdrawals.

Guaranteed minimum income benefit (GMIB) (US)
A guarantee that ensures, under certain conditions, that the owner may annuitise the variable annuity contract based on the greater of (a) the actual account value or (b) a pay-out base equal to premiums credited with some interest rate, or the maximum anniversary value of the account prior to annuitisation.

Guaranteed minimum withdrawal benefit (GMWB) (US)
A guarantee in a variable annuity that promises that the owner may make annual withdrawals of a defined amount for the life of the owner or until the total guaranteed amount is recovered, regardless of market performance or the actual account balance.

Health and protection
These comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. Health and protection products are sold both as standalone policies and as riders that can be attached to life insurance products. Health and protection riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information.

IGD surplus
The Prudential Group's solvency surplus measured in accordance with the EU Insurance Groups Directive.

Immediate annuity
An annuity in which payments to the annuitant or beneficiary start at once upon establishment of the annuity plan or scheme. Such annuities are almost always purchased with a single (lump sum) payment.

In-force
An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

Inherited estate
For life insurance proprietary companies, surplus capital available on top of what is necessary to cover policyholders' reasonable expectations. An inherited (orphan) estate is effectively surplus capital on a realistic basis built over time, and not allocated to policyholders or shareholders.

Internal rate of return (IRR)
The IRR is equivalent to the discount rate at which the present EEV value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up reserves, less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Internal vesting
Internal vestings are proceeds from a Prudential policy which the policyholder has decided to reinvest in a Prudential annuity product.

International Financial Reporting Standards (IFRS)
Accounting standards that all publicly listed groups in the European Union are required to apply in preparing consolidated financial statements.

Investment grade
Investments rated BBB- or above for S&P, Baa3 or above for Moody's. Generally they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts
Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

Additional information

346 Prudential plc Annual Report 2014 **Additional information Glossary**

Glossary continued

Liquidity coverage ratio
Prudential calculates this as assets and available resources that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. This ratio is calculated over a range of time horizons extending to 12 months.

Liquidity premium
This comprises the premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps, and the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

Market value reduction (MVR)
A reduction applied to the payment on with-profits bonds when policyholders surrender in adverse market conditions.

Money Market Fund (MMF)
An MMF is an open-ended mutual fund that invests in short-term debt securities such as US treasury bills and commercial paper. The purpose of an MMF is to provide investors with a safe place to invest easily accessible cash-equivalent assets characterised as a low-risk, low-return investment.

Mortality rate
Rate of death, varying by such parameters as age, gender, and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

Net premiums
Life insurance premiums, net of reinsurance ceded to third-party reinsurers.

Net worth
Net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

New business margin
The value of new business on an EEV basis expressed as a percentage of the present value of new business premiums expected to be received from the new business.

New business profit
The profits, calculated in accordance with European Embedded Value Principles, from business sold in the financial reporting period under consideration.

Non-participating business
A life insurance policy where the policyholder is not entitled to a share of the Company's profits and surplus, but receives certain guaranteed benefits. Also known as non-profit in the UK. Examples include pure risk policies (eg, fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

Open-ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Operational borrowings
Borrowings which arise in the normal course of the business.

Participating funds
Distinct portfolios where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits. For Prudential, the most significant participating funds are with-profits funds for businesses written in the UK, Hong Kong, Malaysia and Singapore.

Participating policies or participating business
Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits business.

Payback period
Payback period is the time in which the initial 'cash' outflow of investment is expected to be recovered from the 'cash' inflows generated by the investment. We measure cash outflow by our investment of free surplus in new business sales. The payback period equals the time taken for this business to generate free surplus to cover this investment. Payback periods are measured on an undiscounted basis.

Present value of new business premiums or PVNBP
The present value of new business premiums is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Prudential Regulation Authority or PRA
The PRA is a UK regulatory body responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

Regular premium product
A life insurance product with regular periodic premium payments.

Rider
A supplemental plan that can be attached to a basic insurance policy, with payment of additional premium.

Risk margin reserve (RMR) charge
An RMR is included within operating profit based on longer-term investment returns and represents a charge for long-term expected defaults of debt securities, determined by reference to the credit quality of the portfolio.

Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced sub-fund of the Prudential Assurance Company's long-term fund following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. The fund is solely for the benefit of policyholders of SAIF. Shareholders of Prudential plc have no interest in the profits of this fund although they are entitled to asset management fees on this business.

Separate account
A separate account is a pool of investments held by an insurance company not in or 'separate' from its general account. The returns from the separate account generally accrue to the policyholder. A separate account allows an investor to choose an investment category according to the individual's risk tolerance, and desire for performance.

Single premiums
Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Prudential plc Annual Report 2014 347
Stochastic techniques Unit-linked products or unit-linked
Stochastic techniques incorporate results contracts from repeated simulations using key See ‘investment-linked products or financial parameters which are subject to contracts’ above. random variations and are projected into the future. Universal life
An insurance product where the customer Subordinated debt pays fiexible premiums, subject to specified A fixed interest issue or debt that ranks limits, which are accumulated in an account below other debt in order of priority for and are credited with interest (at a rate repayment if the issuer is liquidated. either set by the insurer or refiecting Holders are compensated for the added returns on a pool of matching assets). risk through higher rates of interest. The customer may vary the death benefit Under EU insurance regulation, and the contract may permit the customer subordinated debt is not treated as a to withdraw the account balance, liability and counts towards the coverage typically subject to a surrender charge. of the required minimum margin of solvency, with limitations. Variable annuity (VA) (US) An annuity whose value is determined by Surrender the performance of underlying investment The termination of a life insurance policy options that frequently includes securities. or annuity contract at the request of the A variable annuity’s value is not guaranteed policyholder after which the policyholder and will fiuctuate, depending on the value receives the cash surrender value, if any, of its underlying investments. The holder of the contract. of a variable annuity assumes the investment risk and the funds backing Surrender charge or surrender fee a variable annuity are held in the insurance The fee charged to a policyholder when company’s separate account. VAs are a life insurance policy or annuity contract similar to unit-linked annuities in the UK. is surrendered for its cash surrender value prior to the end of the surrender Whole of life charge period. A type of life insurance policy that provides lifetime protection; premiums must usually Takaful be paid for life. The sum assured is paid out Insurance that is compliant with whenever death occurs. Commonly used Islamic principles. for estate-planning purposes.
Time value of options and With-pro fits funds guarantees See ‘participating funds’ above. The value of financial options and guarantees comprises two parts: the Yield intrinsic value and the time value. The A measure of the income received from intrinsic value is given by a deterministic an investment compared to the price paid valuation on best estimate assumptions. for the investment. Normally expressed The time value is the additional value as a percentage. arising from the variability of economic outcomes in the future.
Total shareholder return (TSR)
TSR represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date.
Unallocated surplus
Unallocated surplus is recorded wholly as a liability and represents the excess of assets over policyholder liabilities for Prudential’s with-profits funds. The balance retained in the unallocated surplus represents Additional cumulative income arising on the with- profits business that has not been allocated to policyholders or shareholders. information

348 Prudential plc Annual Report 2014 Additional information Shareholder information

Shareholder information

Communication with shareholders

Being a major institutional investor, Prudential is very aware of the importance of maintaining a good relationship with its shareholders. A programme of regular meetings with major shareholders took place over the course of the year and the Chairman provided feedback to the Board on topics raised with him by major shareholders. In addition, analysts' and brokers' reports were circulated to Board members where requested.

Prudential regularly holds a conference for investors in order to provide topical information on selected areas of the business. In December 2014, the conference was held in Singapore and Jakarta in Indonesia, focusing on Prudential's large and rapidly growing Asia business. Additional updates on the Group's strategy and performance were provided.

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar.

Annual General Meeting

The 2015 Annual General Meeting ('AGM') will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 14 May 2015 at 11.00am.

Prudential will continue its practice of calling a poll on all resolutions, and the voting results, including all proxies lodged prior to the meeting, will be displayed at the meeting and subsequently published on the Company's website.

Details of the 2014 AGM, including the major items discussed at the meeting and the results of the voting, can be found on the Company's website.

In accordance with relevant legislation, shareholders holding five per cent or more of the fully paid up issued share capital are able to require the directors to hold a general meeting. Written shareholder requests should be addressed to the Group Company Secretary at the registered office.

Documents on display

The terms and conditions of all directors' appointments are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association. Any change to the Articles of Association must be approved by special resolution of the shareholders. There were no changes to the constitutional documents during 2014.

The Memorandum and Articles of Association are available on the Company's website.

Share capital

Issued share capital

The issued share capital as at 31 December 2014 consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Further information can be found in note C10 on page 246.

	Issued share capital	Number of accounts on the register
2014	2,567,779,950	55,760
2013	2,560,381,736	57,013

Prudential also maintains secondary listings on the Singapore Stock Exchange, and the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register.

Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

A number of dividend waivers are in place, and these relate to shares issued but not allocated under the Group's employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles of Association. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy – or in the case of a corporation, each of its duly authorised corporate representatives – has one vote, except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution, and by one or more members to vote against the resolution.

Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 9 March 2015, Trustees held 0.43 per cent of the issued share capital under the various plans in operation. Rights to dividends under the various schemes are set out in the Remuneration policy on the Company's website.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and transfer is not restricted except that the directors may, in certain circumstances, refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

All directors are required to hold a minimum number of shares under guidelines approved by the Board, which they would also be expected to retain as described on pages 100 and 112 of the Directors' Remuneration report.

Major shareholders

The following notifications have been disclosed under the FCA's Disclosure and Transparency Rules in respect of notifiable interests exceeding three per cent in the voting rights of the issued share capital.

As at 31 December 2014	% of total voting rights
Capital Group Companies, Inc	10.12
BlackRock, Inc	5.08
Norges Bank	4.03

On 18 February 2015, the Capital Group Companies, Inc notified that their holding had reduced to 9.96 per cent of the issued share capital.

Prudential plc Annual Report 2014 349

Authority to issue shares

The directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount and to issue up to five per cent of its issued share capital without offering them to existing shareholders, in line with relevant regulations and best practice. Dis-application of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares and to do so without observing pre-emption rights are due to expire at the end of this year's Annual General Meeting. An ordinary resolution and a special resolution to approve the renewal of these authorities respectively will be put to shareholders at the Annual General Meeting on 14 May 2015.

Details of shares issued during 2014 and 2013 are given in note C10 on page 246.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury, and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares

The directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. This authority has not been used since it was last granted at the Annual General Meeting in 2014. This existing authority is due to expire at the end of this year's Annual General Meeting and a special resolution to renew the authority will be put to shareholders at the Annual General Meeting on 14 May 2015.

Dividend information

2014 final dividend	Shareholders registered on the UK register and Hong Kong and Irish branch registers	Holders of US American Depository Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	26 March 2015	26 March 2015	25 March 2015
Record date	27 March 2015	27 March 2015	27 March 2015
Payment date	21 May 2015	On or about 29 May 2015	On or about 28 May 2015

Analysis of shareholder accounts as at 31 December 2014

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 upwards	277	0.50	2,247,693,681	87.53
500,001–1,000,000	154	0.28	109,320,566	4.26
100,001–500,000	469	0.84	107,780,043	4.20
10,001–100,000	1,676	3.00	46,895,009	1.83
5,001–10,000	2,174	3.90	15,048,329	0.59
1,001–5,000	13,783	24.72	30,413,084	1.18
1–1,000	37,227	66.76	10,629,238	0.41
Total	55,760	100	2,567,779,950	100

Additional information

350 Prudential plc Annual Report 2014 Additional information Shareholder information

Shareholder information continued

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

Register	By post	By telephone
Principal UK register	Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA* Calls to 0871 numbers are charged at 8p per minute from a BT landline. Lines are open from 8.30am to 5.30pm (UK), Monday to Friday. Other telephone providers' costs may vary. International shareholders tel: +44 (0) 121 415 7026.	Tel: 0871 384 2035 Fax: 0871 384 2100 Textel: 0871 384 2255 (for hard of hearing)
Irish branch register	Capita Asset Services Shareholder Solutions (Ireland), PO Box 7117, Dublin 2, Ireland.	Tel: + 353 1 553 0050
Hong Kong branch register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.	Tel: +852 2862 8555
Singapore registers	Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.	Tel:+65 6535 7511
ADRs	J.P. Morgan, the authorised depositary bank, at JPMorgan Chase & Co, PO Box 64504, St. Paul, MN 55164-0504, USA.	Tel: +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a Cash Dividend Mandate form. Alternatively, shareholders may download the form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Cash dividend alternative

The Company operates a Dividend Re-investment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available on the Company's website at www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website, and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or proxy form. The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP). Please contact Equiniti if you require any assistance or further information.

Share dealing services

The Company's Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address opposite or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales, call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday; and for internet sales, log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website: www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity, and it is also possible to obtain income tax relief.

Prudential plc Annual Report 2014 351

How to contact us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel +44 (0)20 7220 7588
www.prudential.co.uk

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Pierre-Olivier Bouée
Group Chief Risk Officer

Julian Adams
Group Regulatory Director

Margaret Coltman
Group General Counsel

John Foley
Group Investment Director

John Murray
Group Communications Director

Tim Rolfe
Group Human Resources Director

Alan Porter
Group Company Secretary

Prudential UK & Europe
3 Sheldon Square
London W2 6PR
Tel +44 (0)800 000 000
www.pru.co.uk

Jackie Hunt
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel +44 (0)20 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Prudential Corporation Asia
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel +852 2918 6300
www.prudentialcorporation-asia.com

Barry Stowe
Chief Executive

Jackson National Life Insurance Company
1 Corporate Way
Lansing
Michigan 48951
USA
Tel +1 517 381 5500
www.jackson.com

Mike Wells
President and Chief Executive Officer

Institutional Analyst and Investor enquiries
Tel +44 (0)20 7548 3300
E-mail: investor.relations@prudential.co.uk

UK Register Private Shareholder enquiries
Tel: 0871 384 2035
International shareholders
Tel +44 (0) 121 415 7026

Irish Branch Register Private Shareholder enquiries
Tel +353 1 553 0050

Hong Kong Branch Register Private Shareholder enquiries
Tel +852 2862 8555

US American Depository Receipts Holder enquiries
Tel +1 651 453 2128

The Central Depository (Pte) Limited Shareholder enquiries
Tel +65 6535 7511

Media enquiries
Tel +44 (0)20 7548 3559
E-mail: media.relations@prudential.co.uk

Additional information

352 Prudential plc Annual Report 2014 **Additional information How to contact us**

How to contact us continued

Prudential public limited company
Incorporated and registered in England and Wales

Registered office
Laurence Pountney Hill
London EC4R 0HH
Registered number 1397169

www.prudential.co.uk

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Prudential Regulation Authority and the Financial Conduct Authority

Forward-looking statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes.

These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.

Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this Annual Report and the 'Risk factors' heading of Prudential's most recent annual report on Form 20-F filed with the US Securities and Exchange Commission, as well as under the 'Risk factors' heading of any subsequent Prudential Half Year Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Report will be available on its website at www.prudential.co.uk

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

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Prudential public limited company Incorporated and registered in England and Wales Registered of fice Laurence Pountney Hill London EC4R 0HH
Registered number 1397169 www.prudential.co.uk
Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the financial Conduct Authority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ N Nicandrou
Chief Financial Officer